# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**



13001241

# FORM 10-K

*(Mark One)*

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-16751



# WELLPOINT, INC.
**(Exact name of registrant as specified in its charter)**

| | |
|---|---|
| **Indiana** | **35-2145715** |
| **(State or other jurisdiction of incorporation or organization)** | **(I.R.S. Employer Identification No.)** |
| **120 Monument Circle Indianapolis, Indiana** | **46204** |
| **(Address of principal executive offices)** | **(Zip Code)** |

Registrant's telephone number, including area code: **(317) 488-6000**

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Stock, Par Value $0.01 | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

| | |
|---|---|
| Large accelerated filer ☒ | Accelerated filer ☐ |
| Non-accelerated filer ☐ (Do not check if a smaller reporting company) | Smaller reporting company ☐ |

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant (assuming solely for the purposes of this calculation that all Directors and executive officers of the Registrant are "affiliates") as of June 29, 2012 was approximately $20,656,154,130.

As of February 8, 2013, 304,035,158 shares of the Registrant's Common Stock were outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Part III of this Annual Report on Form 10-K incorporates by reference information from the Registrant's Definitive Proxy Statement for the Annual Meeting of Shareholders to be held May 15, 2013.

**WellPoint, Inc.**

**Annual Report on Form 10-K**
**For the Year Ended December 31, 2012**

**Table of Contents**

This Annual Report on Form 10-K, including Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that reflect our views about future events and financial performance. When used in this report, the words "may," "will," "should," "anticipate," "estimate," "expect," "plan," "believe," "feel," "predict," "project," "potential," "intend" and similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. Forward-looking statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which are difficult to predict and generally beyond our control, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. You are also urged to carefully review and consider the various disclosures made by us, which attempt to advise interested parties of the factors that affect our business, including "Risk Factors" set forth in Part I, Item 1A hereof and our reports filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. Except to the extent otherwise required by federal securities laws, we do not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

*References in this Annual Report on Form 10-K to the terms "we," "our," "us," "WellPoint" or the "Company" refer to WellPoint, Inc., an Indiana corporation, and its direct and indirect subsidiaries, as the context requires.*

# PART I

## ITEM 1. BUSINESS.

### General

We are one of the largest health benefits companies in the United States, serving 36.1 million medical members through our affiliated health plans and more than 66.5 million individuals through all subsidiaries as of December 31, 2012. We are an independent licensee of the Blue Cross and Blue Shield Association, or BCBSA, an association of independent health benefit plans. We serve our members as the Blue Cross licensee for California and as the Blue Cross and Blue Shield, or BCBS, licensee for: Colorado, Connecticut, Georgia, Indiana, Kentucky, Maine, Missouri (excluding 30 counties in the Kansas City area), Nevada, New Hampshire, New York (as BCBS in 10 New York city metropolitan and surrounding counties, and as Blue Cross or BCBS in selected upstate counties only), Ohio, Virginia (excluding the Northern Virginia suburbs of Washington, D.C.), and Wisconsin. In a majority of these service areas we do business as Anthem Blue Cross, Anthem Blue Cross and Blue Shield, Blue Cross and Blue Shield of Georgia, Empire Blue Cross Blue Shield, or Empire Blue Cross (in our New York service areas). Through our recent acquisition of AMERIGROUP Corporation, or Amerigroup, as further described below, we conduct business in Texas, Florida, Georgia, Maryland, Tennessee, New Jersey, New York, Nevada, Ohio, New Mexico, Louisiana and Washington, and beginning January 1, 2013 Amerigroup conducts business in Kansas. We also serve customers throughout the country as UniCare and in certain California, Arizona, Nevada, New York and Virginia markets through our CareMore Health Group, Inc., or CareMore, subsidiary. We are licensed to conduct insurance operations in all 50 states through our subsidiaries.

Our mission is to improve the lives of the people we serve and the health of our communities. We strive to achieve our mission by creating the best health care value in our industry, excelling at day-to-day execution, and capitalizing on new opportunities to drive growth. By delivering on our mission, we expect to create greater value for our customers and shareholders.

We offer a broad spectrum of network-based managed care plans to the large and small employer, individual, Medicaid and senior markets. Our managed care plans include: preferred provider organizations, or PPOs; health maintenance organizations, or HMOs; point-of-service plans, or POS plans; traditional indemnity plans and other hybrid plans, including consumer-driven health plans, or CDHPs; and hospital only and limited benefit products. In addition, we provide a broad array of managed care services to self-funded customers, including claims processing, underwriting, stop loss insurance, actuarial services, provider network access, medical cost management, disease management, wellness programs and other administrative services. We provide an array of specialty and other insurance products and services such as behavioral health benefit services, dental, vision, life and disability insurance benefits, radiology benefit management, analytics-driven personal health care guidance and long-term care insurance. We also provide services to the Federal Government in connection with the Federal Employee Program, or FEP, and various Medicare programs. Finally, we sell contact lenses, eyeglasses and other ocular products through our 1-800 CONTACTS, Inc., or 1-800 CONTACTS, business.

On December 24, 2012, we completed our acquisition of Amerigroup, one of the nation's leading managed care companies focused on meeting the health care needs of financially vulnerable Americans. This acquisition furthers our goal of creating better health care quality at more affordable prices for our customers. Amerigroup also advances our capabilities in effectively and efficiently serving the growing Medicaid population, including the expanding dual eligibles (those enrolled in both Medicare and Medicaid plans), seniors, persons with disabilities and long-term services and support markets.

On June 20, 2012, we completed our acquisition of 1-800 CONTACTS, the largest direct-to-consumer retailer of contact lenses in the United States, whose model is built on providing a superior customer experience and a wide selection of ocular products at affordable prices. The acquisition strategically aligns with our efforts to capitalize on new opportunities for growth to diversify our revenue stream into complementary and higher-margin specialty businesses.

On August 22, 2011, we completed our acquisition of CareMore. CareMore is a senior focused health care delivery Medicare Advantage program designed to deliver proactive, integrated, individualized health care. CareMore's market leading programs and services provide members with quality care through a hands-on approach to care coordination, convenient neighborhood care centers and exercise facilities and intensive treatment of chronic conditions. We believe this approach enhances our ability to create better health outcomes for seniors by engaging members both on the front end of our relationship, through comprehensive health screenings and enhanced preventive care, and throughout the spectrum of their health care needs. The acquisition of CareMore supports our strategic plans to capitalize on new opportunities for growth in the changing marketplace and to create the best health care value in our industry. Prior to our acquisition, CareMore provided services in select California, Arizona and Nevada markets. During 2012, we expanded our CareMore business in select New York and Virginia markets and will continue to review opportunities to expand to other markets in the future.

The increased focus on health care costs by employers, the government and consumers has continued to drive the growth of alternatives to traditional indemnity health insurance. HMO, PPO and hybrid plans, such as POS plans and CDHPs, are among the various forms of managed care products that have been developed. Through these types of products, insurers attempt to contain the cost of health care by negotiating contracts with hospitals, physicians and other providers to deliver health care to members at favorable rates. These products usually feature medical management and other quality and cost optimization measures such as pre-admission review and approval for certain non-emergency services, pre-authorization of outpatient surgical procedures, network credentialing to determine that network doctors and hospitals have the required certifications and expertise, and various levels of care management programs to help members better understand and navigate the health care system. In addition, providers may have incentives to achieve certain quality measures, may share medical cost risk or may have other incentives to deliver quality medical services in a cost-effective manner. Also, certain plans offer members incentives for healthy behaviors, such as smoking cessation and weight management. Members are charged periodic, pre-paid premiums and generally pay co-payments, coinsurance and/or deductibles when they receive services. While the distinctions between the various types of plans have lessened over recent years, PPO, POS and CDHP products generally provide reduced benefits for out-of-network services, while traditional HMO products generally provide little to no reimbursement for non-emergency out-of-network utilization, but often offer more generous benefit coverage. An HMO plan may also require members to select one of the network primary care physicians to coordinate their care and approve any specialist or other services.

Economic factors and greater consumer awareness have resulted in the increasing popularity of products that offer larger, more extensive networks, more member choice related to coverage, physicians and hospitals, and a desire for greater flexibility for customers to assume larger deductibles and co-payments in return for lower premiums. CDHPs, which are relatively high deductible PPO products and are often paired with some type of member tax-advantaged health care expenditure account that can be used at the member's discretion to help fund member out-of-pocket costs, help to meet this demand. CDHPs also usually incorporate member education, wellness, and care management programs to help customers make better informed health care decisions. We believe we are well-positioned in each of our regions to respond to these market preferences.

For our fully-insured products, we charge a premium and assume all of the health care risk. Under self-funded and partially-insured products, we charge a fee for services, and the employer or plan sponsor reimburses us for all or most of the health care costs.

Our medical membership includes seven different customer types:

- Local Group
- Individual

- National Accounts
- BlueCard®
- Senior (Medicare programs)
- State-Sponsored (Medicaid programs)
- FEP

BCBS-branded business generally refers to members in our service areas licensed by the BCBSA. Non-BCBS-branded business refers to members in our non-BCBS-branded Amerigroup, UniCare and CareMore plans. In addition to the above medical membership, we also serve customers who purchase one or more of our other products or services that are often ancillary to our health business.

Our products are generally developed and marketed with an emphasis on the differing needs of our customers. In particular, our product development and marketing efforts take into account the differing characteristics between the various customers served by us, as well as the unique needs of educational and public entities, labor groups, federal employee health and benefit programs, national employers and state-run programs servicing low-income, high-risk and under-served markets. Each business unit is responsible for product design, pricing, enrolling, underwriting and servicing customers in specific customer types. Overall, we seek to establish pricing and product designs to achieve an appropriate level of profitability for each of our customer categories balanced with the competitive objective to grow market share. We believe that one of the keys to our success has been our focus on these distinct customer types, which better enables us to develop benefit plans and services that meet our customers' unique needs.

We market our products through an extensive network of independent agents and brokers for Individual and Senior customers, as well as for certain Local Group customers with a smaller employee base. Products for National Accounts and Local Group customers with a larger employee base are generally sold through independent brokers or consultants retained by the customer and working with industry specialists from our in-house sales force.

Each of the BCBS member companies, of which there were 38 independent primary licensees as of December 31, 2012, works cooperatively in a number of ways that create significant market advantages, especially when competing for very large multi-state employer groups. As a result of this cooperation, each BCBS member company is able to take advantage of other BCBS licensees' substantial provider networks and discounts when any BCBS member works or travels outside of the state in which their policy is written. This program is referred to as BlueCard®, and is a source of revenue when we provide member services in the states where we are the BCBS licensee to individuals who are customers of BCBS plans not affiliated with us. This program also provides a national provider network for our members when they travel to other states.

For additional information describing each of our customer types, detailed marketing efforts and changes in medical membership over the last three years, see Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Form 10-K.

Our results of operations depend in large part on accurately predicting health care costs and our ability to manage future health care costs through adequate product pricing, medical management, product design and negotiation of favorable provider contracts.

The aging of the population and other demographic characteristics and advances in medical technology continue to contribute to rising health care costs. Our managed care plans and products are designed to encourage providers and members to participate in quality, cost-effective health benefit programs by using the full range of our innovative medical management services, quality initiatives and financial incentives. Our leading market share and high business retention rates enable us to realize the long-term benefits of investing in preventive and early detection programs. Our ability to provide cost-effective health benefits products and services is enhanced through a disciplined approach to internal cost containment, prudent management of our risk exposure and successful integration of acquired businesses. In addition, our ability to manage selling, general and administrative costs continues to be a driver of our overall profitability.

Our future results of operations will also be impacted by certain external forces and resulting changes in our business model and strategy. In 2010, the U.S. Congress passed and the President signed into law the Patient Protection and Affordable Care Act, or ACA, as well as the Health Care and Education Reconciliation Act of 2010, or HCERA, or collectively, Health Care Reform, which represents significant changes to the U.S. health care system. The legislation is far-reaching and is intended to expand access to health insurance coverage over time by increasing the eligibility thresholds for most state Medicaid programs and providing certain other individuals and small businesses with tax credits to subsidize a portion of the cost of health insurance coverage. As a result of the complexity of the law, its impacts on health care in the United States and the continuing modification and interpretation of Health Care Reform's rules, we cannot currently estimate the ultimate impact of Health Care Reform on our business, cash flows, financial condition and results of operations. For additional discussion, see "Regulation," herein and Part I, Item 1A "Risk Factors" in this Form 10-K.

In addition to the external forces discussed in the preceding paragraph, our results of operations are impacted by levels and mix of membership. In recent years, we experienced significant membership declines due to unfavorable economic conditions driving increased unemployment. We expect unemployment levels will remain high throughout 2013, which will likely impact our ability to maintain current membership levels. In addition, we believe the self-insured portion of our group membership base will continue to increase as a percentage of total group membership. These membership trends could have a material adverse effect on our future results of operations. See Part I, Item 1A "Risk Factors" and Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Form 10-K.

We continue to believe health care is local and feel that we have the strong local presence required to understand and meet local customer needs. We believe we are well-positioned to deliver what customers want: innovative, choice-based and affordable products; distinctive service; simplified transactions; and better access to information for quality care. Our local presence, combined with our national expertise, has created opportunities for collaborative programs that reward physicians and hospitals for clinical quality and excellence. We feel that our commitment to health improvement and care management provides added value to customers and health care professionals. We believe that an essential ingredient for practical and sustainable improvements in health care is raising health care quality while managing costs for total cost affordability. We have identified initiatives that we believe will deliver better health care while reducing costs. These include driving innovation in paying and partnering with providers to compel improved cost, quality and health along with finding new, effective ways to manage risk and engage the member as a consumer. In addition, we seek to achieve efficiencies from our national scale while optimizing service performance for our customers. Finally, we seek to continue to rationalize our portfolio of businesses and products, and align our investments to capitalize on new opportunities to drive growth in both our existing and new markets in the future.

We continue to enhance interactions with customers, brokers, agents, employees and other stakeholders through web-enabled technology and improving internal operations. Our approach includes not only sales and distribution of health benefits products on the Internet, but also implementation of advanced capabilities that improve service benefiting customers, agents, brokers, and providers while optimizing administrative costs. These enhancements can also help improve the quality, coordination and safety of health care through increased communications between patients and their physicians.

We intend to continue pursuing our mission to improve the lives of the people we serve and the health of our communities, while driving growth in both existing and new markets, including expansion of CareMore, 1-800 CONTACTS and Amerigroup. At the same time, we will focus on earnings per share, or EPS, growth through organic membership gains, improvements in our operating cost structure, strategic acquisitions and efficient use of capital.

## Significant Transactions

The more significant transactions that have occurred over the last five years that have impacted or will impact our capital structure or that have or will influence how we conduct our business operations include:

- Acquisition of Amerigroup, as previously described, and the related debt issuance (2012)
- Acquisition of 1-800 CONTACTS, as previously described (2012)
- Use of Capital—Board of Directors declaration of dividends on common stock (2012 and 2011) and authorization for repurchases of our common stock (2012 and prior)
- Acquisition of CareMore, as previously described (2011)
- Sale of our pharmacy benefits management, or PBM, business to Express Scripts, Inc., or Express Scripts (2009)
- Acquisition of DeCare Dental, LLC, or DeCare (2009)

For additional information regarding certain of these transactions, see Note 3, "Business Combinations," Note 13, "Debt," and Note 15, "Capital Stock," to our audited consolidated financial statements as of and for the year ended December 31, 2012, included in this Form 10-K.

## Competition

The managed care industry is highly competitive, both nationally and in our regional markets. Competition continues to be intense due to aggressive marketing, business consolidations, a proliferation of new products and increased quality awareness and price sensitivity among customers.

Health benefits industry participants compete for customers mainly on the following factors:

- quality of service;
- access to provider networks;
- access to care management and wellness programs, including health information;
- innovation, breadth and flexibility of products and benefits;
- reputation (including National Committee on Quality Assurance, or NCQA, accreditation status);
- brand recognition;
- price; and
- financial stability.

Over the last few years, a health plan's ability to interact with employers, members and other third parties (including health care professionals) via the Internet has become a more important competitive factor and we have made significant investments in technology to enhance our electronic interaction with providers, employers, members and third parties.

We believe our exclusive right to market products under the most recognized brand in the industry, BCBS, in our most significant markets provides us with an advantage over our competition. Our provider networks in our markets enable us to achieve efficiencies and distinctive service levels enabling us to offer a broad range of health benefits to our customers on a more cost-effective basis than many of our competitors. We strive to distinguish our products through provider access, service, care management, product value and brand recognition.

To build our provider networks, we compete with other health benefits plans for the best contracts with hospitals, physicians and other providers. We believe that physicians and other providers primarily consider member volume, reimbursement rates, timeliness of reimbursement and administrative service capabilities along with the reduction of non-value added administrative tasks when deciding whether to contract with a health benefits plan.

At the sales and distribution level, we compete for qualified agents and brokers to recommend and distribute our products. Strong competition exists among insurance companies and health benefits plans for agents and brokers with demonstrated ability to secure new business and maintain existing accounts. We believe that quality and price of our products, support services, reputation and prior relationships, along with a reasonable commission structure are the factors agents and brokers consider in choosing whether to market our products. We believe that we have good relationships with our agents and brokers, and that our products, support services and commission structure compare favorably to our competitors in all of our markets. Typically we are the lead competitor in each of our markets and, thus, are a closely watched target by other insurance competitors.

**Reportable Segments**

We currently manage our operations through three reportable segments: Commercial, Consumer, and Other. We regularly evaluate the appropriateness of our reportable segments, particularly in light of organizational changes, merger and acquisition activity and changing laws and regulations. Therefore, these reportable segments may change in the future.

Our Commercial and Consumer segments both offer a diversified mix of managed care products, including PPOs, HMOs, traditional indemnity benefits and POS plans, as well as a variety of hybrid benefit plans including CDHPs, hospital only and limited benefit products.

Our Commercial segment includes Local Group (including UniCare), National Accounts and certain other ancillary business operations (dental, vision, life and disability and workers' compensation). Business units in the Commercial segment offer fully-insured products and provide a broad array of managed care services to self-funded customers, including claims processing, underwriting, stop loss insurance, actuarial services, provider network access, medical cost management, disease management, wellness programs and other administrative services. Our Commercial segment also includes the operations of our 1-800 CONTACTS business.

Our Consumer segment includes Senior, State-Sponsored and Individual businesses. Our Senior business includes services such as Medicare Advantage (including private fee-for-service plans and special needs plans), Medicare Part D, and Medicare Supplement, while our State-Sponsored business includes our managed care alternatives through publicly funded health care programs, including Medicaid, state Children's Health Insurance Programs, or CHIP, and Medicaid expansion programs (including those programs managed by Amerigroup). Individual business includes individual customers under age 65 and their covered dependents.

Our Other segment includes the Comprehensive Health Solutions Business unit, or CHS, that brings together our resources focused on optimizing the quality of health care, the clinical consumer experience and cost of care management. CHS includes provider relations, care and disease management, employee assistance programs, including behavioral health, radiology benefit management and analytics-driven, evidence based personal health care guidance. Our Other segment also includes results from our Federal Government Solutions, or FGS, business. FGS business includes FEP and National Government Services, Inc., or NGS, which acts as a Medicare contractor in several regions across the nation. The Other segment also includes other businesses that do not meet the quantitative thresholds for an operating segment as defined in Financial Accounting Standards Board, or FASB, guidance for disclosure about segments of an enterprise and related information, as well as intersegment sales and expense eliminations and corporate expenses not allocated to the other reportable segments.

Through our participation in various federal government programs, we generated approximately 23.6%, 23.5% and 21.9% of our total consolidated revenues from agencies of the U.S. government for the years ended December 31, 2012, 2011 and 2010. These revenues are contained in the Consumer and Other segments. An immaterial amount of our total consolidated revenues are derived from activities outside of the U.S.

For additional information regarding the operating results of our segments, see Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 20, "Segment Information," to our audited consolidated financial statements as of and for the year ended December 31, 2012, included in this Form 10-K.

**Products and Services**

A general description of our products and services is provided below:

*Preferred Provider Organization:* PPO products offer the member an option to select any health care provider, with benefits reimbursed by us at a higher level when care is received from a participating network provider. Coverage is subject to co-payments or deductibles and coinsurance, with member cost sharing usually limited by out-of-pocket maximums.

*Consumer-Driven Health Plans:* CDHPs provide consumers with increased financial responsibility, choice and control regarding how their health care dollars are spent. Generally, CDHPs combine a high-deductible PPO plan with an employer-funded and/or employee-funded personal care account, which may result in tax benefits to the employee. Some or all of the dollars remaining in the personal care account at year-end can be rolled over to the next year for future health care needs.

*Traditional Indemnity:* Indemnity products offer the member an option to select any health care provider for covered services. Coverage is subject to deductibles and coinsurance, with member cost sharing usually limited by out-of-pocket maximums.

*Health Maintenance Organization:* HMO products include comprehensive managed care benefits, generally through a participating network of physicians, hospitals and other providers. A member in one of our HMOs must typically select a primary care physician, or PCP, from our network. PCPs generally are family practitioners, internists or pediatricians who provide necessary preventive and primary medical care, and are generally responsible for coordinating other necessary health care services. We offer HMO plans with varying levels of co-payments, which result in different levels of premium rates.

*Point-of-Service:* POS products blend the characteristics of HMO, PPO and indemnity plans. Members can have comprehensive HMO-style benefits through participating network providers with minimum out-of-pocket expenses (co-payments) and also can go directly, without a referral, to any provider they choose, subject to, among other things, certain deductibles and coinsurance. Member cost sharing is limited by out-of-pocket maximums.

*Administrative Services:* In addition to fully-insured products, we provide administrative services to large group employers that maintain self-funded health plans. These administrative services include underwriting, actuarial services, medical cost management, disease management, wellness programs, claims processing and other administrative services for self-funded employers. Self-funded health plans are also able to use our provider networks and to realize savings through our negotiated provider arrangements, while allowing employers the ability to design certain health benefit plans in accordance with their own requirements and objectives. We also underwrite stop loss insurance for self-funded plans.

*BlueCard®:* BlueCard® host members are generally members who reside in or travel to a state in which a WellPoint subsidiary is the Blue Cross and/or Blue Shield licensee and who are covered under an employer sponsored health plan serviced by a non-WellPoint controlled BCBS licensee, who is the "home" plan. We perform certain administrative functions for BlueCard® host members, for which we receive administrative fees from the BlueCard® members' home plans. Other administrative functions, including maintenance of enrollment information and customer service, are performed by the home plan.

*Senior Plans:* We offer a wide variety of senior plans, products and options such as Medicare supplement plans, Medicare Advantage (including private fee-for-service plans and special needs plans) and Medicare Part D Prescription Drug Plans, or Medicare Part D. Medicare supplement plans typically pay the difference between health care costs incurred by a beneficiary and amounts paid by Medicare. Medicare Advantage plans provide Medicare beneficiaries with a managed care alternative to traditional Medicare and often include a Medicare Part D benefit. In addition, our Medicare Advantage special needs plans provide tailored benefits to Medicare beneficiaries who have chronic diseases and also cover certain dual eligible customers, which represent low-income seniors and persons under age 65 with disabilities who are enrolled in both Medicare and Medicaid plans. Medicare Part D offers a prescription drug plan to Medicare and dual eligible (Medicare and Medicaid) beneficiaries. We offer these plans to customers through our health benefit subsidiaries throughout the country, including Amerigroup and CareMore.

*Individual Plans:* We offer a full range of health insurance plans with a variety of options and deductibles for individuals under age 65 who are not covered by employer-sponsored coverage. Some of our products target certain demographic populations such as uninsured younger individuals between the ages of 19 and 29, families, those transitioning between jobs or early retirees.

*Medicaid Plans and Other State-Sponsored Programs:* We have contracts to serve members enrolled in publicly funded health care programs, including Medicaid, CHIP, and Medicaid expansion programs. The Medicaid program makes federal matching funds available to all states for the delivery of health care benefits for low income and/or high medical risk individuals. These programs are managed by the individual states based on broad federal guidelines. CHIP is a state and federally funded program that provides health care coverage to children not otherwise covered by Medicaid or other insurance programs. Our Medicaid plans also cover certain dual eligible customers, as previously described above, who also receive Medicare benefits. We provide services in California, Indiana, Kansas, Massachusetts, New York, South Carolina, Texas, Virginia, West Virginia and Wisconsin. Effective with the Amerigroup acquisition, we now provide Medicaid and other State-Sponsored services in the additional states of Florida, Georgia, Louisiana, Maryland, Nevada, New Jersey, New Mexico, Tennessee, Ohio, New Mexico and Washington, and we began providing Medicaid services as Amerigroup in Kansas beginning January 1, 2013.

*Pharmacy Products:* We market and sell an integrated prescription drug product to both fully-insured and self-funded customers through our health benefit subsidiaries throughout the country. This comprehensive product includes features such as drug formularies, a pharmacy network and maintenance of a prescription drug database and mail order capabilities. Since December 1, 2009, we have delegated certain functions and administrative services related to our integrated prescription drug products to Express Scripts, under a ten year contract, excluding Amerigroup and certain self-insured members, which have exclusive agreements with different PBM services providers. Express Scripts manages the network of pharmacy providers, operates mail order pharmacies and processes prescription drug claims on our behalf, while we sell and support the product for clients, make formulary decisions and set drug benefit design strategy and provide front line member support.

*Life Insurance:* We offer an array of competitive individual and group life insurance benefit products to both large and small group customers in conjunction with our health plans. The life products include term life and accidental death and dismemberment.

*Disability:* We offer short-term and long-term disability programs, usually in conjunction with our health plans.

*Behavioral Health:* We offer specialized behavioral health plans and benefit management. These plans cover mental health and substance abuse treatment services on both an inpatient and an outpatient basis. We have implemented employee assistance and behavioral managed care programs for a wide variety of businesses throughout the United States. These programs are offered through our subsidiaries.

*Radiology Benefit Management:* We offer outpatient diagnostic imaging management services to health plans. These services include utilization management for advanced diagnostic imaging procedures, network development and optimization, patient safety, claims adjudication and provider payment.

*Personal Health Care Guidance:* We offer leading evidence-based and analytics-driven personal health care guidance. These services help improve the quality, coordination and safety of health care, enhance communications between patients and their physicians, and reduce medical costs.

*Dental:* Our dental plans include networks in certain states in which we operate. Many of the dental benefits are provided to customers enrolled in our health plans and are offered on both a fully-insured and self-funded basis. Our members also have access to additional dental providers through our participation in the National Dental GRID, a national dental network developed by and for BCBS plans. The National Dental GRID includes dentists in all 50 states and provides multi-state customers with a national solution providing in-network discounts across the country. Additionally, we offer managed dental services to other health care plans to assist those other health care plans in providing dental benefits to their customers.

*Vision Services and Products:* Our vision plans include networks within the states where we operate. Many of the vision benefits are provided to customers enrolled in our health plans and are offered on both a fully-insured and self-funded basis. In addition to vision plans, we sell contact lenses, eyeglasses and other ocular products through our 1-800 CONTACTS business.

*Long-Term Care Insurance:* We offer long-term care insurance products to our California members through a subsidiary. The long-term care products include tax-qualified and non-tax qualified versions of a skilled nursing home care plan and comprehensive policies covering skilled, intermediate and custodial long-term care and home health services.

*Medicare Administrative Operations:* Through our subsidiary, NGS, we serve as a fiscal intermediary, carrier and Medicare administrative contractor providing administrative services for the Medicare program, which generally provides coverage for persons who are 65 or older and for persons who are disabled or with end-stage renal disease. Part A of the Medicare program provides coverage for services provided by hospitals, skilled nursing facilities and other health care facilities. Part B of the Medicare program provides coverage for services provided by physicians, physical and occupational therapists and other professional providers, as well as certain durable medical equipment and medical supplies.

**Networks and Provider Relations**

Our relationships with physicians, hospitals and professionals that render health care services to our members are guided by local, regional and national standards for network development, reimbursement and contract methodologies. While following industry standards, we are simultaneously seeking to lead and transform in the areas of payment innovation and payment for value. A key element of this transformation involves the engagement of members, providers and ourself in shared decision making, shared accountability and shared risk. It requires a transition away from traditional fee-for-service models to a more sustainable value-based system.

We establish "market-based" hospital reimbursement payments that we believe are fair, but aggressive, and among the most competitive in the market. We also seek to ensure that physicians in our network are paid in a timely manner at appropriate rates. In many instances, we deploy multi-year contracting strategies, including case or fixed rates, to limit our exposure to medical cost inflation and to increase cost predictability. We seek to maintain broad provider networks to ensure member choice, based on both price and access needs, while implementing programs designed to improve the quality of care received by our members. Increasingly, we are supplementing our broad based networks with smaller,or more cost-effective networks, that are designed to be attractive to a more price-sensitive customer segment.

Depending on the consolidation and integration of physician groups and hospitals, reimbursement strategies vary across markets. Fee-for-service is our predominant reimbursement methodology for physicians, but as noted above, we are transitioning to a value-based program. Specifically, we have launched our Patient Centered Care, or PC2, primary care program. This program augments traditional fee-for-service and provides primary care physicians with an enhanced fee schedule, care management fees and an opportunity to share in savings if certain quality and cost parameters are achieved. During the fourth quarter of 2012, we initiated contracting efforts with over 5,000 physician organizations across our markets and had approximately 1,200 contracts in place at December 31, 2012. In 2013, we intend to continue to expand these programs. More traditional physician fee schedules are developed at the state level based on an assessment of several factors and conditions, including the Centers for Medicare & Medicaid Services, or CMS, resource-based relative value system, or RBRVS, medical practice cost inflation and physician supply. We utilize CMS RBRVS fee schedules as a reference point for fee schedule development and analysis. The RBRVS structure was developed and is maintained by CMS, and is used by the Medicare program and other major payers. In addition, we have implemented and continue to expand physician incentive contracting, or "pay for performance", which ties physician payment levels to performance on clinical measures.

It is generally our philosophy not to delegate full financial responsibility to our physician providers in the form of capitation-based reimbursement. However, in certain markets we believe capitation can be a useful method to lower costs and reduce underwriting risk, and we therefore have some capitation contracts.

Our hospital contracts provide for a variety of reimbursement arrangements depending on local market dynamics and current hospital utilization efficiency. Most hospitals are reimbursed a fixed amount per day or reimbursed a per-case amount, per admission, for inpatient covered services. A small percentage of hospitals, primarily rural, sole community hospitals, are reimbursed on a discount from approved charge basis for covered services. Our "per-case" reimbursement methods utilize many of the same attributes contained in Medicare's Diagnosis Related Groups, or DRG, methodology. Hospital outpatient services are reimbursed by fixed case rates, fee schedules or percent of approved charges. Our hospital contracts recognize unique hospital attributes, such as academic medical centers or community hospitals, and the volume of care performed for our members. To improve predictability of expected cost, we frequently use a multi-year contracting approach and have been transitioning to case rate payment methodologies. Many of our hospital contracts include a "pay for performance" component where reimbursement levels are linked to improved clinical performance, patient safety and medical error reduction.

Though fee-for-service or fee-for-service combined with pay for performance remains our predominant payment model today, our provider engagement and contracting strategies are moving away from "unit price" or volume-based payment models to payment models that align compensation with the value delivered as measured by health care, quality and cost. This includes shared savings programs that promote primary care and collaborative relationships with physicians that give them the tools and information they need to proactively manage the health of their patient population to improve health outcomes and reduce the cost associated with preventable medical events and then rewards them when they do so. In some of these arrangements, participating physician practices receive a per-member, per-month clinical coordination fee to compensate them for important care management activities that occur outside of the patient visit, fostering a move away from episodic visit-based interventions to a proactive patient engagement and coordinated care model. In all of these shared savings arrangements, participating physicians who meet the quality threshold are eligible to share in a portion of the savings if medical costs for the defined population of patients are less than projected costs. Our quality metrics are selected from standards established or adopted by nationally recognized organizations including, but not limited to, the NCQA, the American Diabetes Association and the American Academy of Pediatrics. Our shared savings program is deployed through an inclusive and flexible framework that allows us to engage primary care physicians regardless of where they practice or how they are organized. We have arrangements in place with both independent and hospital employed primary care physicians as well as physicians who practice as part of a small group and physicians who are part of an Accountable Care Organization, or ACO. We began an expansion of these programs in 2012 and intend to roll them out to all of our markets in 2013. Thereafter, through 2015, we will continue to expand the breadth of our programs in each market by adding additional physicians to the program.

**Medical Management Programs**

Our medical management programs include a broad array of activities that facilitate improvements in the quality of care provided to our members and promote cost-effective medical care. These medical management activities and programs are administered and directed by physicians and trained nurses. The goals of our medical management strategies are to ensure that the care delivered to our members is supported by appropriate medical and scientific evidence, is received on a timely basis and occurs in the most appropriate location.

*Precertification:* A traditional medical management program involves assessment of the appropriateness of certain hospitalizations and other medical services prior to the service being rendered. For example, precertification is used to determine whether a set of hospital and medical services is being appropriately applied to the member's clinical condition, in accordance with criteria for medical necessity as that term is defined in the member's benefits contract. All of our health plans have implemented precertification programs for common high-tech radiology studies, including cardiac diagnostic testing, addressing an area of historically significant cost trends. Through our American Imaging Management Specialty Health subsidiary we promote appropriate, safe and affordable member care in imaging as well as oncology, sleep management and specialty pharmacy benefits. These expanded specialty benefit management solutions leverage clinical expertise and technology to engage our provider communities and members in more effective and efficient use of outpatient services.

*Care Coordination:* Another traditional medical management strategy we use is care coordination, which is based on nationally recognized criteria developed by third-party medical specialists. With inpatient care coordination, the requirements and intensity of services during a patient's hospital stay are reviewed, at times by an onsite skilled nurse professional in collaboration with the hospital's medical and nursing staff, in order to coordinate care and determine the most effective transition of care from the hospital setting. In addition, guidance for many continued stay cases is reviewed with physician medical directors to ensure appropriate utilization of medical services. We also coordinate care for outpatient services to help ensure that patients with chronic conditions who receive care from multiple physicians are able to manage the exchange of information between physicians and coordinate office visits to their physicians.

*Case Management:* We are also implementing a medical management strategy focused on identifying the small percentage of the membership that will require a high level of intervention to manage their health care needs. The registered nurses and medical directors focus on members likely to be readmitted to the hospital and help them coordinate their care through pharmacy compliance, post-hospital care, follow-up visits to see their physician and support in their home.

*Formulary management:* We have developed formularies, which are selections of drugs based on clinical quality and effectiveness. A pharmacy and therapeutics committee of physicians uses scientific and clinical evidence to ensure that our members have access to the appropriate drug therapies.

*Medical policy:* A medical policy group comprised of physician leaders from various areas of the country, working in cooperation with academic medical centers, practicing community physicians and medical specialty organizations such as the American College of Radiology and national organizations such as the Centers for Disease Control and Prevention and the American Cancer Society, determines our national policy for the application of new medical technologies and treatments.

*Quality programs:* We are actively engaged with our hospital and physician networks to enable them to improve medical and surgical care and achieve better outcomes for our members. We endorse, encourage and incent hospitals and physicians to support national initiatives to improve the quality of clinical care and patient outcomes and to reduce medication errors and hospital infections. We have demonstrated our leadership in developing hospital quality programs.

*External review procedures:* We work with outside experts through a process of external review to provide our members scientifically and clinically, evidence-based medical care. When we receive member concerns, we have formal appeals procedures that ultimately allow coverage disputes related to medical necessity decisions under the benefits contract to be settled by independent expert physicians.

*Service management:* In HMO and POS networks, primary care physicians serve as the overall coordinators of members' health care needs by providing an array of preventive health services and overseeing referrals to specialists for appropriate medical care. In PPO networks, patients have access to network physicians without a primary care physician serving as the coordinator of care.

*Anthem Care Comparison:* Anthem Care Comparison, or ACC, is an innovative comparison tool that discloses price ranges and quality data for common services at contracted providers, including the facility, professional and ancillary services. The price ranges include a bundle of related services typically performed at the time of the procedure, not just the procedure itself. Users can review cost data for approximately 100 procedures in 48 states and Puerto Rico. ACC provides information on key quality factors such as the number of specific procedures performed, patient safety, facility complication rates, mortality rates and average length of stay. We continue to work on enhancing and evolving the ACC program to assist members in making informed health care decisions.

*Personal Health Care Guidance:* These services help improve the quality, coordination and safety of health care, enhance communications between patients and their physicians, and reduce medical costs. Examples of services include member and physician messaging, providing access to evidence-based medical guidelines, physician quality profiling, and other consulting services.

**Care Management Programs**

We continue to expand our *360° Health* suite of integrated care management programs and tools. *360° Health* offers the following programs, among others, that have been proven to increase quality and reduce medical costs for our members:

*ConditionCare* and *FutureMoms* are care management and maternity management programs that serve as adjuncts to physician care. Skilled nurse professionals with added support from our team of dietitians, social workers, pharmacists, health educators and other health professionals help participants understand their condition, their doctor's orders and how to become a better self-manager of their condition.

*24/7 NurseLine* offers access to qualified, registered nurses anytime. This allows our members to make informed decisions about the appropriate level of care and avoid unnecessary worry. This program also includes a referral process to the nearest urgent care facility, a robust audiotape library, accessible by phone, with more than 400 health and wellness topics, as well as on-line health education topics designed to educate members about symptoms and treatment of many common health concerns.

*ComplexCare* is an advanced care management program that reaches out to participants with multiple health care issues who are at risk for frequent and high levels of medical care in order to offer support and assistance in managing their health care needs. *ComplexCare* identifies candidates through claims analysis using predictive modeling techniques, the use of health risk assessment data, utilization management reports and referrals from a physician or one of our other programs, such as the *24/7 NurseLine*.

*MyHealth Advantage* utilizes integrated information systems and sophisticated data analytics to help our members improve their compliance with evidence-based care guidelines, providing personal care notes that alert members to potential gaps in care, enable more prudent health care choices, and assist in the realization of member out-of-pocket cost savings. Key opportunities are also shared with physicians through Availity® at the time of membership eligibility verification. Availity® is an electronic data interchange system that allows for the exchange of health information among providers over a secure network.

*MyHealth Coach* provides our members with a professional guide who helps them navigate the health care system and make better decisions about their well-being. *MyHealth Coach* proactively reaches out to people who are at risk for serious health issues or have complex health care needs. Our health coaches help participants understand and manage chronic conditions, handle any health and wellness related services they need and make smart lifestyle choices.

*HealthyLifestyles* helps employees transform unhealthy habits into positive ones by focusing on behaviors that can have a positive effect on their health and their employer's financial well-being. *HealthyLifestyles* programs include smoking cessation, weight management, stress management, physical activity and diet and nutrition.

*MyHealth@Anthem* is our secure web-based solution, complementing other programs by reinforcing telephonic coaching and mail campaigns. The website engages participants in regularly assessing their health status, gives them feedback about their progress, and tracks important health measures such as blood pressure, weight and blood glucose levels.

*Employee Assistance Programs* provide many resources that allow members to balance work and personal life by providing quick and easy access to confidential resources to help meet the challenges of daily life. Examples of services available in person as well as via telephone or internet are counseling for child care, health and wellness, financial issues, legal issues, adoption and daily living.

**Health Care Quality Initiatives**

Increasingly, the health care industry is able to define quality health care based on preventive health measurements, outcomes of care and optimal care management for chronic disease. A key to our success has been our ability to work with our network physicians and hospitals to improve the quality and outcomes of the health care services provided to our members. Our ability to promote quality medical care has been recognized by the NCQA, the largest and most respected national accreditation program for managed care health plans.

Several quality health care measures, including the Healthcare Effectiveness Data and Information Set, or HEDIS®, have been incorporated into the NCQA's accreditation processes. HEDIS® measures range from preventive services, such as screening mammography and pediatric immunization, to elements of care, including decreasing the complications of diabetes and improving treatment for patients with heart disease. For health plans, NCQA's highest accreditation status of Excellent is granted only to those plans that demonstrate levels of service and clinical quality that meet or exceed NCQA's rigorous requirements for consumer protection and quality improvement. Plans earning this accreditation level must also achieve HEDIS® results that are in the highest range of national or regional performance. Details for each of our plans' accreditation levels can be found at www.ncqa.org.

We have committed to measuring our progress in improving the quality of care that our members and our communities receive through our proprietary Member Health Index, or MHI, and State Health Index, or SHI. The MHI is comprised of 23 clinically relevant measures for our health plan members and combines prevention, care management, clinical outcome and patient safety metrics. The SHI measures the health of all the residents in our BCBSA licensed states, not just our members, using public data from the Centers for Disease Control and Prevention.

Our wholly-owned clinical research and health outcomes research subsidiary, HealthCore, has supported biopharmaceutical manufacturers, health professionals, and health plans by enabling more effective medical management and increased physician adherence to evidence-based care, and creating new knowledge on the value of clinical therapies, resulting in better care decisions.

Our wholly-owned specialty benefit management subsidiary, AIM, has supported quality by implementing clinical appropriateness and patient safety programs for advanced imaging procedures and specialty pharmaceuticals, including oncology drugs, covered under the medical benefit, that are based on widely accepted clinical guidelines. These programs promote the most appropriate use of these procedures to improve the quality of overall health care delivered to our members and members of other health plans that are covered under AIM's programs. In addition to its clinical appropriateness program, AIM has also implemented a network assessment *OptiNet*® program, which promotes more informed selection of diagnostic imaging facilities by providing cost and facility information to physicians at the point that a procedure is ordered. In 2011, we leveraged AIM's network assessment information to proactively educate our members about imaging site choices based on site capabilities and cost differences. This program is another example of how we facilitate improvements in the quality of care provided to our members and promote cost effective medical care. AIM also provides education on radiation exposure associated with advanced diagnostic procedures to members and physicians to improve patient and provider safety.

Our wholly-owned analytics-driven personal health care guidance subsidiary, Resolution Health, Inc., has supported quality by helping our members take action to get healthy, stay healthy and better manage chronic illness. Our analysis of an individual member's health data identifies opportunities to improve health care quality and safety; we then send personalized messages to the member, their doctor and care manager to take action. For example, our drug safety messages inform a member's doctor, pharmacist or care manager of potentially dangerous drug-drug, drug-condition, drug-age, or drug-dose interactions identified in our Drug Safety Scan. This helps improve safety, drug effectiveness and medication adherence.

**Pricing and Underwriting of Our Products**

We price our products based on our assessment of current health care claim costs and emerging health care cost trends, combined with charges for administrative expenses, risk and profit. We continually review our product designs and pricing guidelines on a national and regional basis so that our products remain competitive and consistent with our profitability goals and strategies.

In applying our pricing to each employer group and customer, we maintain consistent, competitive, strict underwriting standards. We employ our proprietary accumulated actuarial data in determining underwriting and pricing parameters. Where allowed by law and regulation, we underwrite individual policies based upon the medical history of the individual applying for coverage, small groups based upon case specific underwriting procedures and large groups based on each group's aggregate claim experience. Also, we employ credit underwriting procedures with respect to our self-funded products.

In most circumstances, our pricing and underwriting decisions follow a prospective rating process in which a fixed premium is determined at the beginning of the contract period. For fully-insured business, any deviation, favorable or unfavorable, from the medical costs assumed in determining the premium is our responsibility. Some of our larger groups employ retrospective rating reviews, where positive experience is partially refunded to the group, and negative experience is charged against a rate stabilization fund established from the group's favorable experience, or charged against future favorable experience.

**BCBSA Licenses**

We are a party to license agreements with the BCBSA that entitle us to the exclusive, and in certain areas, non-exclusive use of the Blue Cross and Blue Shield names and marks in assigned geographic territories.

BCBSA is a national trade association of Blue Cross and Blue Shield licensees, the primary function of which is to promote and preserve the integrity of the BCBS names and marks, as well as provide certain coordination among the member companies. Each BCBSA licensee is an independent legal organization and is not responsible for obligations of other BCBSA member organizations. We have no right to market products and services using the BCBS names and marks outside of the states in which we are licensed to sell BCBS products. We are required to pay an annual license fee to the BCBSA based on enrollment and also to comply with various operational and financial standards set forth in the licenses.

We believe that we and our licensed affiliates are currently in compliance with these standards. The standards under the license agreements may be modified in certain instances by the BCBSA. See Part I, Item 1A "Risk Factors" in this Form 10-K for additional details of our licensing requirements and the impact if we were not to comply with these license agreements.

## Regulation

*General*

Our operations are subject to comprehensive and detailed state, federal and international regulation throughout the jurisdictions in which we do business. As discussed below, the regulatory aspects of the U.S. health care system have been and will continue to be significantly affected by Health Care Reform. Supervisory agencies, including state health, insurance and corporation departments, have broad authority to:

- grant, suspend and revoke licenses to transact business;
- regulate many aspects of our products and services;
- monitor our solvency and reserve adequacy;
- scrutinize our investment activities on the basis of quality, diversification and other quantitative criteria; and
- impose monetary sanctions for non-compliance with regulatory requirements.

To carry out these tasks, these regulators periodically examine our operations and accounts.

*Regulation of Insurance Company and HMO Business Activity*

The governments of the states in which we conduct business, as well as the federal government, have adopted laws and regulations that govern our business activities in various ways. Further, federal Health Care Reform legislation has resulted in increased federal regulation that is likely to have a significant impact on our business. These laws and regulations, which vary significantly from state to state and on the federal level, may restrict how we conduct our businesses and may result in additional burdens and costs to us. Areas of governmental regulation include but are not limited to:

- medical loss ratios;
- tax deductibility of certain compensation;
- licensure;
- premium rates;
- benefits;
- eligibility requirements;
- guaranteed renewability;
- service areas;

- market conduct;
- sales and marketing activities, including use and compensation of brokers and other distribution channels;
- quality assurance procedures;
- plan design and disclosures, including mandated benefits;
- underwriting, marketing, pricing and rating restrictions for insurance products;
- utilization review activities;
- prompt payment of claims;
- member rights and responsibilities;
- collection, access or use of protected health information;
- data reporting, including financial data and standards for electronic transactions;
- payment of dividends;
- provider rates of payment;
- surcharges on provider payments;
- provider contract forms;
- provider access standards;
- premium taxes, assessments for the uninsured and/or underinsured and insolvency guaranty payments;
- member and provider complaints and appeals;
- financial condition (including reserves and minimum capital or risk based capital requirements and investments);
- reimbursement or payment levels for government funded business; and
- corporate governance.

These state and federal laws and regulations are subject to amendments and changing interpretations in each jurisdiction.

States generally require health insurers and HMOs to obtain a certificate of authority prior to commencing operations. If we were to establish a health insurance company or an HMO in any jurisdiction where we do not presently operate, we generally would have to obtain such a certificate. The time necessary to obtain such a certificate varies from jurisdiction to jurisdiction. Each health insurer and HMO must file periodic financial and operating reports with the states in which it does business. In addition, health insurers and HMOs are subject to state examination and periodic license renewal. The health benefits business also may be adversely impacted by court and regulatory decisions that expand the interpretations of existing statutes and regulations. It is uncertain whether we can recoup, through higher premiums or other measures, the increased costs of mandated benefits or other increased costs caused by potential legislation, regulation or court rulings. See Part I, Item 1A "Risk Factors" in this Form 10-K.

*Patient Protection and Affordable Care Act*

The ACA, signed into law on March 23, 2010, has created significant changes and will continue to create significant changes for health insurance markets for the next several years. Specifically, many of the near-term changes were effective for certain groups and individuals on their first renewal on or after September 23, 2010, including a prohibition on lifetime limits, certain annual limits, member cost-sharing on specified preventive benefits, pre-existing condition exclusions for children, increased restrictions on rescinding coverage and extension of coverage of dependents to the age of 26. Certain requirements for insurers were also effective in 2011, including changes to Medicare Advantage payments and the minimum medical loss ratio, or MLR, provision that requires insurers to pay rebates to customers when insurers do not meet or exceed the specified MLR thresholds. Most of the provisions of ACA with more significant effects on the health insurance marketplace go into effect on January 1, 2014, including a requirement that insurers guarantee the issuance of coverage to all individuals regardless of health status, strict rules on how health insurance is rated, the assessment of new taxes and fees (including annual fees on health insurance companies), the creation of new insurance exchanges for individuals and small groups, and substantial expansions in eligibility for Medicaid.

Many of the details of the law require additional guidance and specificity to be provided by the Department of Health and Human Services, or HHS, the Department of Labor, CMS and the Department of the Treasury. In certain cases, these regulatory agencies were directed to consider recommendations from external groups, such as the National Association of Insurance Commissioners, or NAIC. Some provisions have final rules available for review and comment, while some proposed regulations have yet to be released and others are in-process. We are evaluating each of these rules carefully; and, therefore, it continues to be too early to fully understand the impacts of the legislation on our overall business. Some of the more significant considerations of ACA are described below:

- MLR regulations were issued by HHS in December 2011; however, significant changes could still occur to the MLR requirements through additional regulatory guidance and/or modification of the regulation. The minimum MLR thresholds by line of business are as follows:

  | Line of Business | % |
  |---|---|
  | Large Group | 85 |
  | Small Group | 80 |
  | Individual | 80 |

  New York state regulations require us to meet a more restrictive MLR threshold of 82% for both Small Group and Individual lines of business. Certain other states have received approval from HHS to phase-in the MLR requirements in the Individual markets in those states and, as a result, are currently using lower thresholds for determination of potential rebates. The minimum MLR thresholds disclosed above are based on definitions of an MLR calculation provided by HHS, or specific states, as applicable, and differ from our calculation of "benefit expense ratio" based on premium revenue and benefit expense as reported in accordance with U.S. generally accepted accounting principles, or GAAP. Furthermore, the definitions of the lines of business differ under the various state and federal regulations and may not correspond to our lines of business. Proposed changes to the definitions under the MLR regulation could also impact insurers differently depending upon their organizational structure or tax status, which could result in a competitive advantage to some insurance providers that may not be available to us, resulting in an uneven playing field in the industry. Significant changes to the MLR requirements may occur through additional regulatory action by HHS or other government bodies.

  Approximately 74.4% and 28.5% of our premium revenue and medical membership, respectively, were subject to the minimum MLR regulations as of and for the year ended December 31, 2012. Approximately 76.0% and 31.3% of our premium revenue and medical membership, respectively, were subject to the minimum MLR regulations as of and for the year ended December 31, 2011.

- ACA requires states to establish health insurance exchanges by January 1, 2014 through which qualified individuals and qualified small employers may access coverage. If a state fails to establish a health insurance exchange, the federal government will establish a health insurance exchange in that state. While states have some flexibility over the design and implementation of these health insurance exchanges, during 2011 HHS released a series of proposed regulations outlining more detailed requirements for the state establishment of exchanges. As of January 1, 2013, five states in which we conduct commercial or individual business have passed legislation or executive orders establishing health insurance exchanges (California, Colorado, Connecticut, Nevada and New York).

- Regulations became effective in September 2011 that require filings for premium rate increases for small group and individual products above specified thresholds, generally 10%, to be reviewed. The regulations provide for state insurance regulators to conduct the reviews, except for cases where a state does not have an "effective" rate review program, in which case HHS will conduct the reviews for any rate filed.

- ACA includes three "risk adjuster" programs that will introduce new requirements beginning in 2014 depending on the risk mix of individuals enrolled in the individual and small group markets. Among other things, these programs require insurers enrolling lower-risk individuals to pay into funds to compensate insurers enrolling higher-risk individuals. Details of these programs in the form of proposed regulations have begun to emerge and will continue to be finalized during 2013. States will be given some flexibility to tailor their risk adjustment program.

- Depending on the laws in each state, health insurers are currently allowed to consider factors such as health status, gender and age in determining the appropriate premium for products in the individual and small group markets. Some states have adopted rules that limit the variation between the highest and lowest premium for the identical insurance policy. The differential in pricing is commonly referred to as "ratings bands". The process of using these rating bands allows health insurers to appropriately price for products and to spread the risk more broadly across all policyholders. Beginning in 2014, the ACA precludes health insurers from using health status and gender in the determination of the appropriate insurance premium. In addition, rating bands for age cannot vary by more than 3 to 1 and the rating bands for tobacco use cannot vary by more than 1.5 to 1. This change will likely have a significant impact on the majority of individual and small group customers and could lead to adverse selection in the market.

- Medicare Advantage reimbursement rates will not increase as much as they would otherwise due to a new payment formula promulgated by ACA that is expected to significantly reduce reimbursements in the future. We also expect further and ongoing regulatory guidance on a number of issues related to Medicare, including the Medicare Advantage MLR, evolving methodology for ratings and quality bonus payments and potential action on an audit methodology to review data submitted under "risk adjuster" programs.

On June 28, 2012, the U.S. Supreme Court issued a decision affirming that the majority of the provisions of the ACA were constitutional. However, the provision of the ACA related to the mandatory expansion of state Medicaid programs was declared unconstitutional.

*Dodd-Frank Wall Street Reform and Consumer Protection Act*

During 2010, the U.S. Congress passed and the President signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act. The Dodd-Frank Act represents a far-reaching overhaul of the framework for the U.S. financial services industry. Even though we are primarily a health benefits company, our business has been impacted by the Dodd-Frank Act. Many of its provisions require the adoption of rules for implementation, including those that govern which non-bank financial companies may become subject to the oversight of the Federal Reserve. These non-bank financial companies are defined as those that could pose a threat to the economy's financial stability either due to the potential of material financial distress at the company or due to the company's ongoing activities. While we do not believe that we are considered a non-bank financial company for purposes of Federal Reserve oversight, future regulations or interpretations could change that result. Further, our investments in derivative instruments are subject to new rules regarding the reporting and clearing of transactions and new margin requirements.

In addition, the Dodd-Frank Act creates a Federal Insurance Office, with limited powers that include information-gathering and subpoena authority. Although the Federal Insurance Office does not have authority over health insurance, it may have authority over other parts of our business, such as life insurance.

*HIPAA and Gramm-Leach-Bliley Act*

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes obligations for issuers of health insurance coverage and health benefit plan sponsors. This law requires guaranteed renewability of health care coverage for most group health plans and certain individuals. Also, the law limits exclusions based on preexisting medical conditions.

The Administrative Simplification provisions of HIPAA imposed a number of requirements on covered entities (including insurers, HMOs, group health plans, providers and clearinghouses). These requirements include uniform standards of common electronic health care transactions; privacy and security regulations; and unique identifier rules for employers, health plans and providers. Additional federal privacy and security requirements, including breach notification, improved enforcement and additional limitations on use and disclosure of protected health information were passed through the Health Information Technology for Economic and Clinical Health, or HITECH, Act provisions of the American Recovery and Reinvestment Act of 2009 and corresponding implementing regulations. CMS posted the Interim Final Rule with Comment, or IFC, adopting operating rules for two electronic transactions: eligibility for a health plan and health care claims status. Based on the comments received on the IFC, CMS has decided not to change any of the policies established in the rule. Thus, the interim final rule became the final rule. The rule had a January 1, 2013 compliance date and we believe we have effectively complied with the requirements of the new rule.

The federal Gramm-Leach-Bliley Act generally places restrictions on the disclosure of non-public information to non-affiliated third parties, and requires financial institutions, including insurers, to provide customers with notice regarding how their non-public personal information is used, including an opportunity to "opt out" of certain disclosures. State departments of insurance and certain federal agencies adopted implementing regulations as required by federal law. In addition, a number of states have adopted data security laws and/or regulations, regulating data security and/or requiring security breach notification, which may apply to us in certain circumstances.

*Employee Retirement Income Security Act of 1974*

The provision of services to certain employee welfare benefit plans is subject to the Employee Retirement Income Security Act of 1974, as amended, or ERISA, a complex set of laws and regulations subject to interpretation and enforcement by the Internal Revenue Service and the Department of Labor. ERISA regulates certain aspects of the relationships between us, the employers that maintain employee welfare benefit plans subject to ERISA and participants in such plans. Some of our administrative services and other activities may also be subject to regulation under ERISA. In addition, certain states require licensure or registration of companies providing third party claims administration services for benefit plans. We provide a variety of products and services to employee welfare benefit plans that are covered by ERISA. Plans subject to ERISA can also be subject to state laws and the question of whether and to what extent ERISA preempts a state law has been, and will continue to be, interpreted by many courts.

*HMO and Insurance Holding Company Laws, including Risk-Based Capital Requirements*

We are regulated as an insurance holding company and are subject to the insurance holding company acts of the states in which our insurance company and HMO subsidiaries are domiciled. These acts contain certain reporting requirements as well as restrictions on transactions between an insurer or HMO and its affiliates. These holding company laws and regulations generally require insurance companies and HMOs within an insurance holding company system to register with the insurance department of each state where they are domiciled and to file with those states' insurance departments certain reports describing capital structure, ownership, financial condition, certain intercompany transactions and general business operations. In addition, various notice and reporting requirements generally apply to transactions between insurance companies and HMOs and their affiliates within an insurance holding company system, depending on the size and nature of the transactions. Some insurance holding company laws and regulations require prior regulatory approval or, in certain circumstances, prior notice of certain material intercompany transfers of assets as well as certain transactions between insurance companies, HMOs, their parent holding companies and affiliates. Among other provisions, state insurance and HMO laws may restrict the ability of our regulated subsidiaries to pay dividends.

Additionally, the holding company acts of the states in which our subsidiaries are domiciled restrict the ability of any person to obtain control of an insurance company or HMO without prior regulatory approval. Under those statutes, without such approval (or an exemption), no person may acquire any voting security of an insurance holding company, which controls an insurance company or HMO, or merge with such a holding company, if as a result of such transaction such person would "control" the insurance holding company. "Control" is generally defined as the direct or indirect power to direct or cause the direction of the management and policies of a person and is presumed to exist if a person directly or indirectly owns or controls 10% or more of the voting securities of another person.

The states of domicile of our regulated subsidiaries have statutory risk-based capital, or RBC, requirements for health and other insurance companies and HMOs based on the RBC Model Act. These RBC requirements are intended to assess the capital adequacy of life and health insurers and HMOs, taking into account the risk characteristics of a company's investments and products. In general, under these laws, an insurance company or HMO must submit a report of its RBC level to the insurance department or insurance commissioner of its state of domicile for each calendar year. The law requires increasing degrees of regulatory oversight and intervention as a company's RBC declines. As of December 31, 2012, the RBC levels of our insurance and HMO subsidiaries exceeded all RBC thresholds.

*Guaranty Fund Assessments*

Under insolvency or guaranty association laws in most states, insurance companies can be assessed for amounts paid by guaranty funds for policyholder losses incurred when an insurance company becomes insolvent. Most state insolvency or guaranty association laws currently provide for assessments based upon the amount of premiums received on insurance underwritten within such state (with a minimum amount payable even if no premium is received). Under many of these guaranty association laws, assessments against insurance companies that issue policies of accident or sickness insurance are made retrospectively. Some states permit insurers to recover assessments paid through full or partial premium tax offsets or through future policyholder assessments.

While the amount and timing of any future assessments cannot be predicted with certainty, we believe that future guaranty association assessments for insurer insolvencies will not have a material adverse effect on our liquidity and capital resources with the exception of potential exposure related to the Penn Treaty Network America Insurance Company and its subsidiary American Network Insurance Company insolvency as discussed in Note 14, "Commitments and Contingencies", to our audited consolidated financial statements as of and for the year ended December 31, 2012, included in this Form 10-K.

## Employees

At December 31, 2012, we had approximately 43,500 employees. Our employees are an important asset, and we seek to develop them to their full potential. We believe that our relationship with our employees is good.

## Available Information

We are a large accelerated filer (as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended, or Exchange Act) and are required, pursuant to Item 101 of Regulation S-K, to provide certain information regarding our website and the availability of certain documents filed with or furnished to the U.S. Securities and Exchange Commission, or SEC. Our Internet website is www.wellpoint.com. We have included our Internet website address throughout this Annual Report on Form 10-K as textual reference only. The information contained on our Internet website is not incorporated into this Annual Report on Form 10-K. We make available, free of charge, by mail or through our Internet website, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with or furnish it to the SEC. We also include on our Internet website our Corporate Governance Guidelines, our Standards of Ethical Business Conduct and the charter of each standing committee of our Board of Directors. In addition, we intend to disclose on our Internet website any amendments to, or waivers from, our Standards of Ethical Business Conduct that are required to be publicly disclosed pursuant to rules of the SEC and the New York Stock Exchange, or NYSE. WellPoint, Inc. is an Indiana corporation incorporated on July 17, 2001.

## ITEM 1A. RISK FACTORS.

The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this Annual Report on Form 10-K and presented elsewhere by management from time to time. Such factors, among others, may have a material adverse effect on our business, financial condition, and results of operations and you should carefully consider them. It is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete statement of all our potential risks or uncertainties. Because of these and other factors, past performance should not be considered an indication of future performance.

**Federal Health Care Reform legislation, as well as expected additional changes in federal or state regulations, could adversely affect our business, cash flows, financial condition and results of operations.**

The passage of Health Care Reform during 2010 and subsequent regulations represent significant changes to the U.S. health care system. The legislation is far-reaching and is intended to expand access to health insurance coverage over time by increasing the eligibility thresholds for most state Medicaid programs and providing certain other individuals and small businesses with tax credits to subsidize a portion of the cost of health insurance coverage. The legislation includes a requirement that most individuals obtain health insurance coverage beginning in 2014 and also a requirement that certain large employers offer coverage to their employees or pay a financial penalty. In addition, the new laws include certain new taxes and fees, including an excise tax on high premium insurance policies, limitations on the amount of compensation that is tax deductible and new fees on companies in our industry, some of which will not be deductible for income tax purposes.

The legislation also imposes new regulations on the health insurance sector, including, but not limited to, guaranteed coverage and expanded benefit requirements, prohibitions on some annual and all lifetime limits on amounts paid on behalf of or to our members, increased restrictions on rescinding coverage, establishment of minimum MLR and customer rebate requirements, creation of a federal rate review process, a requirement to cover preventive services on a first dollar basis, the establishment of state insurance exchanges and essential benefit packages and greater limitations on how we price certain of our products. The legislation also reduces the reimbursement levels for our health plans participating in the Medicare Advantage program over time.

Some of the provisions of Health Care Reform became effective immediately upon enactment, while other provisions will become effective over the next several years. These changes could impact us through potential disruption to the employer-based market, potential cost shifting in the health care delivery system to insurance companies and limitations on the ability to increase premiums to meet costs. We have dedicated material resources and incurred material expenses to implement and comply with Health Care Reform at both the state and federal levels, including implementing and complying with future regulations that provide guidance on and clarification of significant portions of the legislation. The Health Care Reform law and regulations are likely to have significant effects on our future operations, which, in turn, could impact the value of our business model and results of operations, including potential impairments of our goodwill and other intangible assets.

In addition, federal and state regulatory agencies may further restrict our ability to obtain new product approvals, implement changes in premium rates or impose additional restrictions, under new or existing laws that could adversely affect our business, cash flows, financial condition and results of operations.

**Changes in the regulation of our business by state and federal regulators may adversely affect our business, cash flows, financial condition and results of operations.**

Our insurance, managed health care and HMO subsidiaries are subject to extensive regulation and supervision by the insurance, managed health care or HMO regulatory authorities of each state in which they are licensed or authorized to do business, as well as to regulation by federal and local agencies. We cannot assure that future regulatory action by state insurance or HMO authorities or federal regulatory authorities will not have a material adverse effect on the profitability or marketability of our health benefits or managed care products or on our business, financial condition and results of operations. In addition, because of our participation in government-sponsored programs such as Medicare and Medicaid, a number of our subsidiaries are also subject to regulation by CMS and state Medicaid agencies, and to changes in government regulations or policy with respect to, among other things, reimbursement levels, eligibility requirements and additional governmental participation which could also adversely affect our business, financial condition and results of operations. In addition, we cannot ensure that application of the federal and/or state tax regulatory regime that currently applies to us will not, or future tax regulation by either federal and/or state governmental authorities concerning us could not, have a material adverse effect on our business, operations or financial condition.

State legislatures will continue to focus on health care delivery and financing issues. Most states are very focused on how to manage and reduce their budgets and are exploring ways to mitigate costs. As such, some states have acted to reduce or limit increases to premium payments. Others are contemplating significant reform of their health insurance markets to include provisions affecting both public programs and privately-financed health insurance arrangements. As these proposals are still being debated in the various legislatures, we cannot assure you that, if enacted into law, these proposals would not have a negative impact on our business, operations or financial condition. In addition, California has enacted legislation to establish minimum benefit expense ratio thresholds and continues to consider legislative proposals to require prior regulatory approval of premium rate increases. These proposals include a potential ballot proposition regarding prior regulatory approval of rate increases for the individual and small group products, which, if passed, could prevent us from securing necessary rate and benefit changes. If enacted, these state proposals could have a material adverse impact on our business, cash flows, financial condition or results of operations. States also continue to engage in stakeholder discussions around the establishment of exchanges. Now that the Supreme Court has confirmed that the ACA is constitutional, many states are developing their own exchanges, while other states are relying on HHS to operate the exchange in their states or implementing compromise federally facilitated exchanges.

The Supreme Court decision permits states to opt out of the elements of Health Care Reform that require expansion of Medicaid coverage in January 2014 without losing their current federal Medicaid funding. A number of states, including Indiana, Texas and Florida, have indicated their intent to opt out of Medicaid expansion. If states allow certain programs to expire or choose to opt out of Medicaid expansion, we could experience reduced Medicaid enrollment and reduced growth opportunities.

Additionally, from time to time, Congress has considered various forms of managed care reform legislation which, if adopted, could fundamentally alter the treatment of coverage decisions under ERISA. There have been legislative attempts to limit ERISA's preemptive effect on state laws and litigants' ability to seek damages beyond the benefits offered under their plans. If adopted, such limitations could increase our liability exposure, could permit greater state regulation of our operations, and could expand the scope of damages, including punitive damages, litigants could be awarded. While we cannot predict if any of these initiatives will ultimately become effective or, if enacted, what their terms will be, their enactment could increase our costs, expose us to expanded liability or require us to revise the ways in which we conduct business. Further, as we continue to implement our e-business initiatives, uncertainty surrounding the regulatory authority and requirements in this area may make it difficult to ensure compliance.

**Our inability to contain health care costs, implement increases in premium rates on a timely basis, maintain adequate reserves for policy benefits, maintain our current provider agreements or avoid a downgrade in our credit ratings may adversely affect our business and profitability.**

Our profitability depends in large part on accurately predicting health care costs and on our ability to manage future health care costs through underwriting criteria, medical management, product design and negotiation of favorable provider contracts. Government-imposed limitations on Medicare and Medicaid reimbursement have also caused the private sector to bear a greater share of increasing health care costs. Changes in health care practices, demographic characteristics, inflation, new technologies, the cost of prescription drugs, clusters of high cost cases, changes in the regulatory environment and numerous other factors affecting the cost of health care may adversely affect our ability to predict and manage health care costs, as well as our business, financial condition and results of operations. Relatively small differences between predicted and actual health care costs as a percentage of premium revenues can result in significant changes in our results of operations. If it is determined that our assumptions regarding cost trends and utilization are significantly different than actual results, our income statement and financial position could be adversely affected.

In addition to the challenge of managing health care costs, we face pressure to contain premium rates. Our customers may renegotiate their contracts to seek to contain their costs or may move to a competitor to obtain more favorable premiums. Further, federal and state regulatory agencies may restrict our ability to implement changes in premium rates. For example, ACA includes an annual rate review requirement to prohibit unreasonable rate increases. Fiscal concerns regarding the continued viability of programs such as Medicare and Medicaid may cause decreasing reimbursement rates, delays in premium payments or a lack of sufficient increase in reimbursement rates for government-sponsored programs in which we participate. A limitation on our ability to increase or maintain our premium or reimbursement levels or a significant loss of membership resulting from our need to increase or maintain premium or reimbursement levels could adversely affect our business, cash flows, financial condition and results of operations.

The reserves that we establish for health insurance policy benefits and other contractual rights and benefits are based upon assumptions concerning a number of factors, including trends in health care costs, expenses, general economic conditions and other factors. To the extent the actual claims experience is less favorable than estimated based on our underlying assumptions, our incurred losses would increase and future earnings could be adversely affected.

Our profitability is dependent in part upon our ability to contract on favorable terms with hospitals, physicians and other health care providers. The failure to maintain or to secure cost-effective health care provider contracts may result in a loss of membership or higher medical costs, which could adversely affect our business. In addition, our inability to contract with providers, or the inability of providers to provide adequate care, could adversely affect our business. We do not have contracts with all providers that render services to our members and, as a result, do not have a pre-established agreement about the amount of compensation those out-of-network providers will accept for the services they render, which can result in significant litigation or arbitration proceedings.

Claims-paying ability and financial strength ratings by nationally recognized statistical rating organizations are an important factor in establishing the competitive position of insurance companies and health benefits companies. Each of the credit rating agencies reviews its ratings periodically and there can be no assurance that our current credit ratings will be maintained in the future. We believe our strong credit ratings are an important factor in marketing our products to customers, since credit ratings information is broadly disseminated and generally used throughout the industry. If our credit ratings are downgraded or placed under review, with possible negative implications, such actions could adversely affect our business, financial condition and results of operations. These credit ratings reflect each credit rating agency's opinion of our financial strength, operating performance and ability to meet our obligations to policyholders and creditors, and are not evaluations directed toward the protection of investors in our common stock.

**A significant reduction in the enrollment in our health benefits programs could have an adverse effect on our business and profitability.**

A significant reduction in the number of enrollees in our health benefits programs could adversely affect our business, financial condition and results of operations. Factors that could contribute to a reduction in enrollment include: reductions in workforce by existing customers; general economic downturn that results in business failures; employers no longer offering certain health care coverage as an employee benefit or electing to offer this coverage on a voluntary, employee-funded basis; state and federal regulatory changes; failure to obtain new customers or retain existing customers; premium increases and benefit changes; our exit from a specific market; negative publicity and news coverage; and failure to attain or maintain nationally recognized accreditations.

**There are various risks associated with participating in Medicaid and Medicare programs, including dependence upon government funding, compliance with government contracts and increased regulatory oversight.**

We contract with various state governmental agencies and CMS to provide managed health care services, including Medicare Advantage plans, Medicare Supplement plans, Medicare approved prescription drug plans, Medicaid programs and CHIP. We also provide various administrative services for other entities offering medical and/or prescription drug plans to their Medicare eligible employees and retirees through our affiliated companies.

Revenues from the Medicare and Medicaid programs are dependent, in whole or in part, upon annual funding from the federal government and/or applicable state governments. The base premium rate paid by each state differs depending upon a combination of various factors such as defined upper payment limits, a member's health status, age, gender, county or region, benefit mix and member eligibility category. Future levels of Medicaid premium rates may be affected by continued government efforts to contain medical costs and may be further affected by state and federal budgetary constraints. If any state in which we operate were to decrease premiums paid to us, or pay us less than the amount necessary to keep pace with our cost trends, it could have a material adverse effect on our business, financial condition and results of operations. Further, certain of our contracts with the states are subject to cancellation in the event of the unavailability of state funds. An unexpected reduction, inadequate government funding or significantly delayed payments for these programs may adversely affect our revenues and financial results.

Additionally, a portion of our premium revenue comes from CMS through our Medicare Advantage contracts. As a consequence, our Medicare Advantage plans are dependent on federal government funding levels. The premium rates paid to Medicare health plans are established by contract, although the rates differ depending on a combination of factors, including upper payment limits established by CMS, a member's health profile and status, age, gender, county or region, benefit mix, member eligibility categories and risk scores. Continuing government efforts to contain health care related expenditures, including prescription drug cost, and other federal budgetary constraints that result in changes in the Medicare program, including changes with respect to funding, could lead to reductions in the amount of reimbursement, or other changes that could have a material adverse effect on our business, financial condition and results of operations.

Risks associated with the Medicare Advantage and Medicare prescription drug plans include potential uncollectability of receivables resulting from processing and/or verifying enrollment, inadequacy of underwriting assumptions, inability to receive and process correct information (including inability due to systems issues by the federal government, the applicable state government or us), uncollectability of premiums from members, increased medical or pharmaceutical costs, and the underlying seasonality of this business. While we believe we have adequately reviewed our assumptions and estimates regarding these complex and wide-ranging programs under Medicare Parts C and D, including those related to collectability of receivables and establishment of liabilities, the actual results may be materially different than our assumptions and estimates and could have a material adverse effect on our business, financial condition and results of operations.

Our contracts with the various state governmental agencies and CMS contain certain provisions regarding data submission, provider network maintenance, quality measures, claims payment, continuity of care, call center performance and other requirements specific to state and federal program regulations. If we fail to comply with these requirements, we may be subject to fines, penalties and liquidated damages that could impact our profitability. Additionally, we could be required to file a corrective plan of action with additional penalties for noncompliance, including a negative impact on future membership enrollment levels. Further, certain of our CMS and state Medicaid contracts are subject to a competitive procurement process, and if our existing contracts are not renewed or if we are not awarded new contracts as a result of this competitive procurement process, this could have a material adverse effect on our business, cash flows, financial condition and results of operations.

In addition to the contractual requirements affecting our participation in Medicaid and Medicare programs, we are also subject to various state and federal health care laws and regulations, including those directed at preventing fraud and abuse in government funded programs. Failure to comply with these laws and regulations could result in investigations or litigation, with the imposition of fines, restrictions or exclusions from program participation or the imposition of corporate integrity agreements or other agreements with a federal or state governmental agency that could adversely impact our business, cash flows, financial condition and results of operations.

Further, CMS has been conducting audits of our Medicare Advantage health plans to validate the diagnostic data and patient claims that are submitted to CMS. These audits may result in retrospective adjustments in payments made to our health plans. In addition, if we fail to correct errors discovered during an audit or otherwise fail to comply with the applicable laws and regulations, we could be subject to fines, civil penalties or other sanctions which could have a material adverse effect on our ability to participate in these programs, and on our financial condition, cash flows and results of operations.

Finally, our recently acquired Amerigroup business may underperform, causing our consolidated financial results to differ from our own expectations. In particular, Medicaid and Medicare program premiums account for most of Amerigroup's revenue. Changes in Medicaid or Medicare funding by the states or the federal government could substantially reduce Amerigroup's profitability. The Medicare program has been the subject of recent regulatory reform initiatives, including Health Care Reform, which are still in the process of being implemented. It is difficult to predict the future impact of Health Care Reform on Amerigroup's business due to Health Care Reform's complexity, lack of implementing regulations and interpretive guidance, gradual and potentially delayed implementation, and possible amendment. Health Care Reform, other regulatory reform initiatives or additional changes in existing laws or regulations, or their interpretations, could have a material adverse effect on our future business and results of operations.

**Adverse securities and credit market conditions may significantly affect our ability to meet liquidity needs.**

The securities and credit markets have in the past experienced higher than normal volatility, although current market conditions are more stable. In some cases, the markets have exerted downward pressure on availability of liquidity and credit capacity for certain issuers. We need liquidity to pay our operating expenses, make payments on our indebtedness and pay capital expenditures. The principal sources of our cash receipts are premiums, administrative fees, investment income, other revenue, proceeds from the sale or maturity of our investment securities, proceeds from borrowings and proceeds from the exercise of stock options.

Our access to additional financing will depend on a variety of factors such as market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to our industry, our credit ratings and credit capacity, as well as the possibility that customers or lenders could develop a negative perception of our long- or short-term financial prospects. Similarly, our access to funds may be impaired if regulatory authorities or rating agencies take negative actions against us. If one or a combination of these factors were to occur, our internal sources of liquidity may prove to be insufficient, and in such case, we may not be able to successfully obtain additional financing on favorable terms. One of our sources of liquidity is our $2,500.0 million commercial paper program, with $570.9 million and $799.8 million outstanding at December 31, 2012 and 2011, respectively. Should commercial paper issuance be unavailable, we intend to use a combination of cash on hand and/or our $2,000.0 million senior revolving credit facility to redeem our commercial paper when it matures. While there is no assurance in the current economic environment, we believe the lenders participating in our senior credit facility will be willing and able to provide financing in accordance with their legal obligations.

**The value of our investments is influenced by varying economic and market conditions, and a decrease in value may result in a loss charged to income.**

The market values of our investments vary from time to time depending on economic and market conditions. For various reasons, we may sell certain of our investments at prices that are less than the carrying value of the investments. In addition, in periods of declining interest rates, bond calls and mortgage loan prepayments generally increase, resulting in the reinvestment of these funds at the then lower market rates. In periods of rising interest rates, the market values of our fixed maturity securities will generally decrease, which could result in material unrealized or realized losses on investments in future periods. In addition, defaults by issuers, primarily from investments in corporate and municipal bonds, who fail to pay or perform their obligations, could reduce net investment income, which would adversely affect our profitability. We cannot assure you that our investment portfolios will produce positive returns in future periods.

Current and long-term available-for-sale investment securities were $18,586.9 million at December 31, 2012 and represented 31.5% of our total consolidated assets at December 31, 2012. In accordance with FASB guidance for debt and equity investments, we classify fixed maturity and equity securities in our investment portfolio as "available-for-sale" or "trading" and report those securities at fair value.

In accordance with applicable FASB accounting guidance, we review our investment securities to determine if declines in fair value below cost are other-than-temporary. This review is subjective and requires a high degree of judgment. We conduct this review on a quarterly basis analyzing both quantitative and qualitative factors. Such factors considered include the length of time and the extent to which market value has been less than cost, financial condition and near term prospects of the issuer, recommendations of investment advisors and forecasts of economic, market or industry trends.

Changes in the economic environment, including periods of increased volatility of the securities markets, can increase the difficulty of assessing investment impairment and the same influences tend to increase the risk of potential impairment of these assets. We believe we have adequately reviewed our investment securities for impairment and we believe that we have appropriately estimated the fair values of our investment securities. However, over time, the economic and market environment may provide additional insight, which could change our judgment regarding the fair value of certain securities and/or impairment. Given the current market conditions and the significant judgments involved, there is continuing risk that further declines in fair value may occur and material other-than-temporary impairments may be charged to income in future periods, resulting in realized losses.

**Regional concentrations of our business may subject us to economic downturns in those regions.**

The national economy has continued to experience a downturn, with the potential for continued high unemployment. Most of our revenues are generated in the states of California, Colorado, Connecticut, Georgia, Indiana, Kentucky, Maine, Maryland, Missouri, Nevada, New Hampshire, New York, Ohio, Tennessee, Texas, Virginia and Wisconsin. Due to this concentration of business in these states, we are exposed to potential losses resulting from the risk of a more severe economic downturn in these states. If economic conditions do not improve, we may experience a reduction in existing and new business, which could have a material adverse effect on our business, cash flows, financial condition and results of operations.

**The health benefits industry is subject to negative publicity, which can adversely affect our business and profitability.**

The health benefits industry is subject to negative publicity. Negative publicity may result in increased regulation and legislative review of industry practices, which may further increase our costs of doing business and adversely affect our profitability by: adversely affecting our ability to market our products and services; requiring us to change our products and services; or increasing the regulatory burdens under which we operate.

In addition, as long as we use the Blue Cross and Blue Shield names and marks in marketing our health benefits products and services, any negative publicity concerning the BCBSA or other BCBSA licensees may adversely affect us and the sale of our health benefits products and services. Any such negative publicity could adversely affect our business, cash flows, financial condition and results of operations.

**We face competition in many of our markets and customers and brokers have flexibility in moving between competitors.**

As a health benefits company, we operate in a highly competitive environment and in an industry that is currently subject to significant changes from legislative reform, business consolidations, new strategic alliances, aggressive marketing practices by other health benefits organizations and market pressures brought about by an informed and organized customer base, particularly among large employers. For example, beginning in 2014, we expect to compete for sales on insurance exchanges, which will require us to develop or acquire the tools necessary to interact with the exchanges and with consumers using the exchanges, increase our focus on individual customers and improve our consumer-focused marketing, interfaces and product offerings. These factors have produced and will likely continue to produce significant pressures on the profitability of health benefits companies.

We are currently dependent on the non-exclusive services of independent agents and brokers in the marketing of our health care products, particularly with respect to individuals, seniors and small employer group customers. We face intense competition for the services and allegiance of these independent agents and brokers, who may also market the products of our competitors. Our relationship with our brokers and independent agents could be adversely impacted by changes in our business practices to address Health Care Reform legislation, including potential reductions in commissions and consulting fees paid to agents and brokers. We cannot ensure that we will be able to compete successfully against current and future competitors or that competitive pressures faced by us will not materially and adversely affect our business, cash flows, financial condition and results of operations.

**We face intense competition to attract and retain employees. Further, managing key executive succession and retention is critical to our success.**

We are dependent on retaining existing employees and attracting additional qualified employees to meet current and future needs and achieving productivity gains from our investment in technology. We face intense competition for qualified employees, and there can be no assurance that we will be able to attract and retain such employees or that such competition among potential employers will not result in increasing salaries. An inability to retain existing employees or attract additional employees could have a material adverse effect on our business, cash flows, financial condition and results of operations.

We would be adversely affected if we fail to adequately plan for succession of our Chief Executive Officer and other senior management and retention of key executives. While we have succession plans in place for members of our senior management, and continue to review and update those plans, and we have employment arrangements with certain key executives, these plans and arrangements do not guarantee that the services of our senior executives will continue to be available to us or that we will be able to attract and retain suitable successors.

**A change in our health care product mix may impact our profitability.**

Our health care products that involve greater potential risk generally tend to be more profitable than administrative services products and those health care products where the employer groups assume the underwriting risks. Individuals and small employer groups are more likely to purchase our higher-risk health care products because such purchasers are generally unable or unwilling to bear greater liability for health care expenditures. Typically, government-sponsored programs also involve our higher-risk health care products. A shift of enrollees from more profitable products to less profitable products could have a material adverse effect on our financial condition and results of operations.

**As a holding company, we are dependent on dividends from our subsidiaries. These dividends are necessary to pay our outstanding indebtedness. Our regulated subsidiaries are subject to state regulations, including restrictions on the payment of dividends, maintenance of minimum levels of capital and restrictions on investment portfolios.**

We are a holding company whose assets include all of the outstanding shares of common stock of our subsidiaries including our intermediate holding companies and regulated insurance and HMO subsidiaries. Our subsidiaries are separate legal entities. As a holding company, we depend on dividends from our subsidiaries. Furthermore, our subsidiaries are not obligated to make funds available to us, and creditors of our subsidiaries will have a superior claim to certain of our subsidiaries' assets. Among other restrictions, state insurance and HMO laws may restrict the ability of our regulated subsidiaries to pay dividends. In some states we have made special undertakings that may limit the ability of our regulated subsidiaries to pay dividends. In addition, our subsidiaries' ability to make any payments to us will also depend on their earnings, the terms of their indebtedness, business and tax considerations and other legal restrictions. Our ability to repurchase shares or pay dividends in the future to our shareholders and meet our obligations, including paying operating expenses and debt service on our outstanding and future indebtedness, will depend upon the receipt of dividends from our subsidiaries. An inability of our subsidiaries to pay dividends in the future in an amount sufficient for us to meet our financial obligations may materially adversely affect our business, cash flows, financial condition and results of operations.

Most of our regulated subsidiaries are subject to RBC standards, imposed by their states of domicile. These laws are based on the RBC Model Act adopted by the NAIC and require our regulated subsidiaries to report their results of risk-based capital calculations to the departments of insurance and the NAIC. Failure to maintain the minimum RBC standards could subject our regulated subsidiaries to corrective action, including state supervision or liquidation. Our regulated subsidiaries are currently in compliance with the risk-based capital or other similar requirements imposed by their respective states of domicile. As discussed in more detail below, we are a party to license agreements with the BCBSA which contain certain requirements and restrictions regarding our operations, including minimum capital and liquidity requirements, which could restrict the ability of our regulated subsidiaries to pay dividends.

Our regulated subsidiaries are subject to state laws and regulations that require diversification of our investment portfolios and limit the amount of investments in certain riskier investment categories, such as below-investment-grade fixed maturity securities, mortgage loans, real estate and equity investments, which could generate higher returns on our investments. Failure to comply with these laws and regulations might cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring statutory surplus and risk-based capital, and, in some instances, require the sale of those investments.

**We have substantial indebtedness outstanding and may incur additional indebtedness in the future. Such indebtedness could also adversely affect our ability to pursue desirable business opportunities.**

As of December 31, 2012, we had indebtedness outstanding of approximately $14,977.9 million and had available borrowing capacity of approximately $2,000.0 million under our senior revolving credit facility, which expires on September 29, 2016. Our debt service obligations require us to use a portion of our cash flow to pay interest and principal on debt instead of for other corporate purposes, including funding future expansion. If our cash flow and capital resources are insufficient to service our debt obligations, we may be forced to seek extraordinary dividends from our subsidiaries, sell assets, seek additional equity or debt capital or restructure our debt. However, these measures might be unsuccessful or inadequate in permitting us to meet scheduled debt service obligations.

We may also incur future debt obligations that might subject us to restrictive covenants that could affect our financial and operational flexibility. Our breach or failure to comply with any of these covenants could result in a default under our credit agreement. If we default under our credit agreement, the lenders could cease to make further extensions of credit or cause all of our outstanding debt obligations under our credit agreement to become immediately due and payable, together with accrued and unpaid interest. If the indebtedness under our notes or our credit agreement is accelerated, we may be unable to repay or finance the amounts due. Indebtedness could also limit our ability to pursue desirable business opportunities, and may affect our ability to maintain an investment grade rating for our indebtedness.

**We face risks related to litigation.**

We are, or may in the future, be a party to a variety of legal actions that affect any business, such as employment and employment discrimination-related suits and administrative charges before government agencies, employee benefit claims, breach of contract actions, tort claims and intellectual property-related litigation. In addition, because of the nature of our business, we are subject to a variety of legal actions relating to our business operations, including the design, management and offering of our products and services. These could include claims relating to the denial of health care benefits; the rescission of health insurance policies; development or application of medical policy; medical malpractice actions; product liability claims; allegations of anti-competitive and unfair business activities; provider disputes over compensation; provider tiering programs; termination of provider contracts; self-funded business; disputes over co-payment calculations; reimbursement of out-of-network claims; the failure to disclose certain business or corporate governance practices; and customer audits and contract performance, including government contracts. We also may be required to participate in state insurance guaranty association programs, which could require us to pay a portion of policyholder claims of insolvent insurers. These actions or proceedings could have a material adverse effect on our business, cash flows, financial condition and results of operations.

In addition, we are also involved in, or may in the future be party to, pending or threatened litigation of the character incidental to the business transacted, arising out of our operations or our 2001 demutualization, including, but not limited to, breaches of security and violations of privacy requirements, shareholder actions, compliance with federal and state laws and regulations, or sales and acquisitions of businesses or assets, and are from time to time involved as a party in various governmental investigations, audits, reviews and administrative proceedings. These investigations, audits and reviews include routine and special investigations by various state insurance departments, state attorneys general and the U.S. Attorney General. Such investigations could result in the imposition of civil or criminal fines, penalties and other sanctions. Liabilities that may result from these actions could have a material adverse effect on our cash flows, results of operations or financial position.

Recent court decisions and legislative activity may increase our exposure for any of these types of claims. In some cases, substantial non-economic, treble or punitive damages may be sought. We currently have insurance coverage for some of these potential liabilities. Other potential liabilities may not be covered by insurance, insurers may dispute coverage or the amount of insurance may not be enough to cover the damages awarded. In addition, certain types of damages, such as punitive damages, may not be covered by insurance, and insurance coverage for all or certain forms of liability may become unavailable or prohibitively expensive in the future. Any adverse judgment against us resulting in such damage awards could have an adverse effect on our cash flows, results of operations and financial condition.

**There are various risks associated with providing health care services.**

The direct provision of health care services by our CareMore subsidiary involves risks of additional litigation arising from medical malpractice actions based on our treatment decisions or brought against us or our physician associates for alleged malpractice or professional liability claims arising out of the delivery of health care and related services. In addition, liability may arise from maintaining health care premises that serve the public. If we fail to maintain adequate insurance coverage for these liabilities, or if such insurance is not available, the resulting costs could adversely affect our cash flows, financial condition or results of operations.

Additionally, many states in which we operate our CareMore subsidiary limit the practice of medicine to licensed individuals or professional organizations comprised of licensed individuals. Business corporations generally may not exercise control over the medical decisions of physicians ("corporate practice of medicine") and we are not licensed to practice medicine. Rules and regulations relating to the practice of medicine, fee-splitting between physicians and referral sources, and similar issues vary from state to state. Further, certain federal and state laws, including those covering our Medicare and Medicaid plans, prohibit the offer, payment, solicitation, or receipt of any form of remuneration to induce, or in return for, the referral of patient care opportunities, including, but not limited to, Medicare patients ("anti-kickback rules"), and also generally prohibit physicians from making referrals to any entity providing certain designated health services if the referring physician or related person has an ownership or financial interest in the entity ("self-referral rules").

We believe that our health care service operations comply with applicable rules and regulations regarding the corporate practice of medicine, fee-splitting, anti-kickback, self-referral and similar issues. However, any enforcement actions by governmental officials alleging non-compliance with these rules and regulations could adversely affect our business, cash flows, financial condition or results of operations.

**We are a party to license agreements with the BCBSA that entitle us to the exclusive and in certain areas non-exclusive use of the Blue Cross and Blue Shield names and marks in our geographic territories. The termination of these license agreements or changes in the terms and conditions of these license agreements could adversely affect our business, financial condition and results of operations.**

We use the Blue Cross and Blue Shield names and marks as identifiers for our products and services under licenses from the BCBSA. Our license agreements with the BCBSA contain certain requirements and restrictions regarding our operations and our use of the Blue Cross and Blue Shield names and marks, including: minimum capital and liquidity requirements imposed by the BCBSA; enrollment and customer service performance requirements; participation in programs that provide portability of membership between plans; disclosures to the BCBSA relating to enrollment and financial conditions; disclosures as to the structure of the Blue Cross and Blue Shield system in contracts with third parties and in public statements; plan governance requirements; a requirement that at least 80% (or, in the case of Blue Cross of California, substantially all) of a licensee's annual combined local net revenue, as defined by the BCBSA, attributable to health benefit plans within its service areas must be sold, marketed, administered or underwritten under the Blue Cross and Blue Shield names and marks; a requirement that at least 66 2/3% of a licensee's annual combined national net revenue, as defined by the BCBSA, attributable to health benefit plans must be sold, marketed, administered or underwritten under the Blue Cross and Blue Shield names and marks; a requirement that neither a plan nor any of its licensed affiliates may permit an entity other than a plan or a licensed affiliate to obtain control of the plan or the licensed affiliate or to acquire a substantial portion of its assets related to licensable services; a requirement that we divide our Board of Directors into three classes serving staggered three-year terms; a requirement that we guarantee certain contractual and financial obligations of our licensed affiliates; and a requirement that we indemnify the BCBSA against any claims asserted against it resulting from the contractual and financial obligations of any subsidiary that serves as a fiscal intermediary providing administrative services for Medicare Parts A and B. Failure to comply with the foregoing requirements could result in a termination of the license agreements.

The standards under the license agreements may be modified in certain instances by the BCBSA. For example, from time to time there have been proposals considered by the BCBSA to modify the terms of the license agreements to restrict various potential business activities of licensees. These proposals have included, among other things, a limitation on the ability of a licensee to make its provider networks available to insurance carriers or other entities not holding a Blue Cross or Blue Shield license. To the extent that such amendments to the license agreements are adopted in the future, they could have a material adverse effect on our future expansion plans or results of operations. Further, BCBS licensees have certain requirements to perform administrative services for members of other BCBS licensees. If we or another BCBS licensee is not in compliance with all legal requirements or are unable to perform administrative services as required, this could have an adverse effect on our members and our ability to maintain our licenses, which could have a material adverse effect on our business, cash flows, financial condition and results of operations.

Upon the occurrence of an event causing termination of the license agreements, we would no longer have the right to use the Blue Cross and Blue Shield names and marks in one or more of our service areas. Furthermore, the BCBSA would be free to issue a license to use the Blue Cross and Blue Shield names and marks in these service areas to another entity. Events that could cause the termination of a license agreement with the BCBSA include failure to comply with minimum capital requirements imposed by the BCBSA, a change of control or violation of the BCBSA ownership limitations on our capital stock, impending financial insolvency and the appointment of a trustee or receiver or the commencement of any action against a licensee seeking its dissolution. We believe that the Blue Cross and Blue Shield names and marks are valuable identifiers of our products and services in the marketplace. Accordingly, termination of the license agreements could have a material adverse effect on our business, financial condition and results of operations.

Upon termination of a license agreement, the BCBSA would impose a "Re-establishment Fee" upon us, which would allow the BCBSA to "re-establish" a Blue Cross and/or Blue Shield license in the vacated service area. Through December 31, 2012 the fee was set at $98.33 per licensed enrollee. As of December 31, 2012 we reported 27.0 million Blue Cross and/or Blue Shield enrollees. If the Re-establishment Fee was applied to our total Blue Cross and/or Blue Shield enrollees, we would be assessed approximately $2.7 billion by the BCBSA.

**Large-scale medical emergencies may have a material adverse effect on our business, cash flows, financial condition and results of operations.**

Large-scale medical emergencies can take many forms and can cause widespread illness and death. For example, federal and state law enforcement officials have issued warnings about potential terrorist activity involving biological and other weapons. In addition, natural disasters such as hurricanes and the potential for a wide-spread pandemic of influenza coupled with the lack of availability of appropriate preventative medicines can have a significant impact on the health of the population of wide-spread areas. If the United States were to experience widespread bioterrorism or other attacks, large-scale natural disasters in our concentrated coverage areas or a large-scale pandemic or epidemic, our covered medical expenses could rise and we could experience a material adverse effect on our business, cash flows, financial condition and results of operations or, in the event of extreme circumstances, our viability could be threatened.

**We have built a significant portion of our current business through mergers and acquisitions, joint ventures and strategic alliances and we expect to pursue such opportunities in the future.**

The following are some of the risks associated with mergers and acquisitions, joint ventures and strategic alliances (collectively, "business combinations") that could have a material adverse effect on our business, financial condition and results of operations:

- some of the acquired businesses may not achieve anticipated revenues, earnings or cash flow, business opportunities, synergies, growth prospects and other anticipated benefits;
- the goodwill or other intangible assets established as a result of our business combinations may be incorrectly valued or become non-recoverable;
- we may assume liabilities that were not disclosed to us or which were under-estimated;
- we may experience difficulties in integrating acquired businesses, be unable to integrate acquired businesses successfully or as quickly as expected, and be unable to realize anticipated economic, operational and other benefits in a timely manner, which could result in substantial costs and delays or other operational, technical or financial problems;
- business combinations could disrupt our ongoing business, distract management, result in the loss of key employees, divert resources, result in tax costs or inefficiencies and make it difficult to maintain our current business standards, controls, information technology systems, policies and procedures;
- we may finance future business combinations by issuing common stock for some or all of the purchase price, which could dilute the ownership interests of our shareholders;
- we may also incur additional debt related to future business combinations; and
- we would be competing with other firms, some of which may have greater financial and other resources, to acquire attractive companies.

For additional information regarding specific risks related to our acquisition of Amerigroup, see the above risk factor "There are various risks associated with participating in Medicaid and Medicare programs, including dependence upon government funding, compliance with government contracts and increased regulatory oversight."

**The value of our intangible assets may become impaired.**

Due largely to our past mergers and acquisitions, goodwill and other intangible assets represent a substantial portion of our assets. Goodwill and other intangible assets were approximately $26,613.3 million as of December 31, 2012, representing approximately 45.1% of our total assets and 111.8% of our consolidated shareholders' equity at December 31, 2012. If we make additional acquisitions it is likely that we will record additional intangible assets on our consolidated balance sheets.

In accordance with applicable accounting standards, we periodically evaluate our goodwill and other intangible assets to determine whether all or a portion of their carrying values may no longer be recoverable, in which case a charge to income may be necessary. This impairment testing requires us to make assumptions and judgments regarding the estimated fair value of our reporting units, including goodwill and other intangible assets (with indefinite lives). In addition, certain other intangible assets with indefinite lives, such as trademarks, are also tested separately. Estimated fair values developed based on our assumptions and judgments might be significantly different if other reasonable assumptions and estimates were to be used. If estimated fair values are less than the carrying values of goodwill and other intangible assets with indefinite lives in future impairment tests, or if significant impairment indicators are noted relative to other intangible assets subject to amortization, we may be required to record impairment losses against future income.

Any future evaluations requiring an impairment of our goodwill and other intangible assets could materially affect our results of operations and shareholders' equity in the period in which the impairment occurs. A material decrease in shareholders' equity could, in turn, negatively impact our debt ratings or potentially impact our compliance with existing debt covenants.

In addition, the estimated value of our reporting units may be impacted as a result of business decisions we make associated with the implementation of the various Health Care Reform regulations. Such decisions, which could unfavorably affect our ability to support the carrying value of certain goodwill and other intangible assets, could result in impairment charges in future periods.

**The acquisition of a retail contact lenses distributor exposes us to certain risks inherent in the consumer retail market that may adversely affect our business, cash flow, financial condition and results of operations.**

Our acquisition of 1-800 CONTACTS, a direct marketer of contact lenses and eyeglasses through telephone and Internet sites, exposes us to certain new risks inherent in the consumer eye care retail market. We rely on manufacturers of contact lenses, eyeglass frames, prescription eyeglass lenses, and other associated products to supply sufficient quantities for our needs, and to employ best manufacturing practices to avoid product liability claims. Selling prescription medical devices creates numerous regulatory risks due to applicable rules promulgated by the U.S. Food and Drug Administration and the Federal Trade Commission. These regulations include prescription verification rules, labeling and usage instructions and document retention requirements. Business licensing and registration requirements vary from state to state. These requirements are usually interpreted and enforced by state attorneys general. Violations of any of the federal or state regulations and requirements could result in civil or criminal penalties or injunctions. All of these risks could result in regulatory action which could have a material adverse effect on our business, cash flow, financial condition and results of operations.

**We may not be able to realize the value of our deferred tax assets.**

In accordance with applicable accounting standards, we separately recognize deferred tax assets and deferred tax liabilities. Such deferred tax assets and deferred tax liabilities represent the tax effect of temporary differences between financial reporting and tax reporting measured at tax rates enacted at the time the deferred tax asset or liability is recorded.

At each financial reporting date, we evaluate our deferred tax assets to determine the likely realization of the benefit of the temporary differences. Our evaluation includes a review of the types of temporary differences that created the deferred tax asset; the amount of taxes paid on both capital gains and ordinary income in prior periods and available for a carry-back claim; the forecasted future taxable income, and therefore, the likely future deduction of the deferred tax item; and any other significant issues that might impact the realization of the deferred tax asset. If it is "more likely than not" that all or a portion of the deferred tax asset may not be realized, we establish a valuation allowance. Significant judgment is required in determining an appropriate valuation allowance.

Any future increase in the valuation allowance would result in additional income tax expense and a decrease in shareholders' equity, which could materially affect our financial position and results of operations in the period in which the increase occurs. A material decrease in shareholders' equity could, in turn, negatively impact our debt ratings or potentially impact our compliance with existing debt covenants.

**An unauthorized disclosure of sensitive or confidential member information could have an adverse effect on our business, reputation and profitability.**

As part of our normal operations, we collect, process and retain sensitive and confidential member information. We are subject to various federal, state and international laws and rules regarding the use and disclosure of sensitive or confidential member information, including HIPAA, the HITECH Act and the Gramm-

Leach-Bliley Act. Despite the security measures we have in place to help ensure compliance with applicable laws and rules, our facilities and systems, and those of our third party service providers, may be vulnerable to cyber attacks, security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming and/or human errors or other similar events. Noncompliance with any privacy or security laws and regulations or any security breach, including a cyber attack or cyber security breach, involving the misappropriation, loss or other unauthorized disclosure of, or access to, sensitive or confidential member information, whether by us or by one of our vendors, could require us to expend significant resources to remediate any damage, interrupt our operations and damage our reputation, and could also result in enforcement actions, material fines and penalties, litigation or other actions which could have a material adverse effect on our business, reputation and results of operations.

**The failure to effectively maintain and upgrade our information systems could adversely affect our business.**

Our business depends significantly on effective information systems, and we have many different information systems for our various businesses. As a result of our merger and acquisition activities, we have acquired additional systems. Our information systems require an ongoing commitment of significant resources to maintain and enhance existing systems and develop new systems in order to keep pace with continuing changes in information processing technology, evolving industry and regulatory standards, compliance with legal requirements (such as a new set of standardized diagnostic codes, known as ICD-10), and changing customer preferences. In addition, we may from time to time obtain significant portions of our systems-related or other services or facilities from independent third parties, which may make our operations vulnerable to such third parties' failure to perform adequately.

Our failure to maintain effective and efficient information systems, or our failure to efficiently and effectively consolidate our information systems to eliminate redundant or obsolete applications, could have a material adverse effect on our business, financial condition and results of operations. If the information we rely upon to run our business were found to be inaccurate or unreliable or if we fail to maintain our information systems and data integrity effectively, we could have a decrease in membership, have problems in determining medical cost estimates and establishing appropriate pricing and reserves, have disputes with customers and providers, have regulatory problems, sanctions or penalties imposed, have increases in operating expenses or suffer other adverse consequences. In addition, federal regulations require that we begin using ICD-10 by October 2014, which will require significant information technology investment. If we fail to adequately implement ICD-10, we may incur losses with respect to the resources invested and have other material adverse effects on our business and results of operations. Also, as we convert or migrate members to our more efficient and effective systems, the risk of disruption in our customer service is increased during the migration or conversion process and such disruption could have a material adverse effect on our business, cash flow, financial condition and results of operations.

We are working towards becoming a premier e-business organization by modernizing interactions with customers, brokers, agents, providers, employees and other stakeholders through web-enabling technology and redesigning internal operations. We cannot assure you that we will be able to fully realize our e-business vision. The failure to maintain successful e-business capabilities could result in competitive and cost disadvantages to us as compared to our competitors.

**We are dependent on the success of our relationship with a large vendor for a significant portion of our information system resources and certain other vendors for various other services.**

We have an agreement with International Business Machines Corporation, or IBM, pursuant to which we outsourced a significant portion of our data center operations and certain core applications development. We are dependent upon IBM for these support functions. The IBM agreement includes service level agreements, or SLAs, related to issues such as performance and job disruption, with significant financial penalties if these SLAs are not met, as well as termination assistance provisions obligating IBM to provide services during periods following transitions or terminations. If our relationship with IBM is significantly disrupted for any reason, we may not be able to find an alternative partner in a timely manner or on acceptable financial terms. As a result, we may not be able to meet the demands of our customers and, in turn, our business, cash flows, financial condition and results of operations may be harmed. We may not be adequately indemnified against all possible losses through the terms and conditions of the IBM agreement. In addition, some of our termination rights are contingent upon payment of a fee, which may be significant.

We are a party to an agreement with Express Scripts whereby Express Scripts is the exclusive provider of PBM services to certain of our members, excluding Amerigroup and certain self-insured members that have exclusive agreements with different PBM services providers. The Express Scripts PBM services include, but are not limited to, pharmacy network management, home delivery, pharmacy customer service, claims processing, rebate management, drug utilization and specialty pharmaceutical management services. Accordingly, the agreement contains certain financial and operational requirements obligating both Express Scripts and us. The failure of either party to meet the respective requirements could potentially serve as a basis for early termination of the contract. If this relationship was terminated for any reason, we may not be able to find alternative partners in a timely manner or on acceptable financial terms. As a result, we may not be able to meet the full demands of our customers, which could have a material adverse effect on our business, reputation and results of operations. In addition, our failure to meet certain minimum script volume requirements may result in financial penalties that could have a material adverse effect on our results of operations.

We have also entered into agreements with certain vendors pursuant to which we have outsourced certain back-office functions. If any of these vendor relationships were terminated for any reason, we may not be able to find an alternative partner in a timely manner or on acceptable financial terms. In addition, if for any reason there is a business continuity interruption resulting from loss of access to or availability of data, the physical location, technological resources and/or adequate human assets, we may not be able to meet the full demands of our customers and, in turn, our business, cash flow, financial conditions and results of operations may be unfavorably impacted.

**Indiana law, and other applicable laws, and our articles of incorporation and bylaws, may prevent or discourage takeovers and business combinations that our shareholders might consider in their best interest.**

Indiana law and our articles of incorporation and bylaws may delay, defer, prevent or render more difficult a takeover attempt that our shareholders might consider in their best interests. For instance, they may prevent our shareholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.

We are regulated as an insurance holding company and subject to the insurance holding company acts of the states in which our insurance company subsidiaries are domiciled, as well as similar provisions included in the health statutes and regulations of certain states where these subsidiaries are regulated as managed care companies or HMOs. The insurance holding company acts and regulations and these similar health provisions restrict the ability of any person to obtain control of an insurance company or HMO without prior regulatory approval. Under those statutes and regulations, without such approval (or an exemption), no person may acquire any voting security of a domestic insurance company or HMO, or an insurance holding company which controls an insurance company or HMO, or merge with such a holding company, if as a result of such transaction such person would "control" the insurance holding company, insurance company or HMO. "Control" is generally defined as the direct or indirect power to direct or cause the direction of the management and policies of a person and is presumed to exist if a person directly or indirectly owns or controls 10% or more of the voting securities of another person. Further, the Indiana business corporation law contains business combination provisions that, in general, prohibit for five years any business combination with a beneficial owner of 10% or more of our common stock unless the holder's acquisition of the stock was approved in advance by our Board of Directors.

Our articles of incorporation restrict the beneficial ownership of our capital stock in excess of specific ownership limits. The ownership limits restrict beneficial ownership of our voting capital stock to less than 10% for institutional investors and less than 5% for non-institutional investors, both as defined in our articles of incorporation. Additionally, no person may beneficially own shares of our common stock representing a 20% or more ownership interest in us. These restrictions are intended to ensure our compliance with the terms of our licenses with the BCBSA. Our articles of incorporation prohibit ownership of our capital stock beyond these ownership limits without prior approval of a majority of our continuing directors (as defined in our articles of incorporation). In addition, as discussed above in the risk factor describing our license agreements with the BCBSA, such license agreements are subject to termination upon a change of control and re-establishment fees would be imposed upon termination of the license agreements.

Certain other provisions included in our articles of incorporation and bylaws may also have anti-takeover effects and may delay, defer or prevent a takeover attempt that our shareholders might consider in their best interests. In particular, our articles of incorporation and bylaws: divide our Board of Directors into three classes serving staggered three-year terms (which is required by our license agreement with the BCBSA); permit our Board of Directors to determine the terms of and issue one or more series of preferred stock without further action by shareholders; restrict the maximum number of directors; limit the ability of shareholders to remove directors; impose restrictions on shareholders' ability to fill vacancies on our Board of Directors; prohibit shareholders from calling special meetings of shareholders; impose advance notice requirements for shareholder proposals and nominations of directors to be considered at meetings of shareholders; and prohibit shareholders from amending our bylaws.

**We also face other risks that could adversely affect our business, financial condition or results of operations, which include:**

- any requirement to restate financial results in the event of inappropriate application of accounting principles;
- a significant failure of our internal control over financial reporting;
- our inability to convert to international financial reporting standards, if required;
- failure of our prevention and control systems related to employee compliance with internal policies, including data security;
- provider fraud that is not prevented or detected and impacts our medical costs or those of self-insured customers;
- failure to protect our proprietary information; and
- failure of our corporate governance policies or procedures.

## ITEM 1B. UNRESOLVED SEC STAFF COMMENTS.

None.

## ITEM 2. PROPERTIES.

Our principal executive offices are located at 120 Monument Circle, Indianapolis, Indiana. In addition to this location, we have other principal operating facilities located in each of the 14 states where we operate as licensees of the BCBSA, in each of the eight additional states where Amerigroup conducts business and in Utah where 1-800 CONTACTS maintains its distribution center. A majority of these locations are leased properties. Our facilities support our various business segments. We believe that our properties are adequate and suitable for our business as presently conducted as well as for the foreseeable future.

## ITEM 3. LEGAL PROCEEDINGS.

For information regarding our legal proceedings, see the "Litigation" and "Other Contingencies" sections of Note 14, "Commitments and Contingencies" to our audited consolidated financial statements included in Part II, Item 8 of this Form 10-K.

## ITEM 4. MINE SAFETY DISCLOSURES.

Not Applicable.

# PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

### Market Prices

Our common stock, par value $0.01 per share, is listed on the NYSE under the symbol "WLP." On February 8, 2013, the closing price on the NYSE was $66.28. As of February 8, 2013, there were 85,759 shareholders of record of our common stock. The following table presents high and low sales prices for our common stock on the NYSE for the periods indicated.

| | High | Low |
|---|---|---|
| **2012** | | |
| First Quarter | $74.73 | $63.34 |
| Second Quarter | 73.80 | 63.22 |
| Third Quarter | 64.66 | 52.52 |
| Fourth Quarter | 63.63 | 53.69 |
| **2011** | | |
| First Quarter | $70.00 | $56.79 |
| Second Quarter | 81.92 | 67.34 |
| Third Quarter | 80.90 | 56.61 |
| Fourth Quarter | 71.78 | 60.44 |

### Dividends

Beginning in 2011, our Board of Directors established a shareholder dividend, declaring a quarterly cash dividend in the amount of $0.25 per share. The quarterly cash dividend declared by our Board of Directors was $0.2875 per share in 2012. On February 20, 2013, our Board of Directors further increased the quarterly shareholder cash dividend to $0.375 per share.

We regularly review the appropriate use of capital, including common stock repurchases and dividends to shareholders. The declaration and payment of any dividends or repurchases of common stock is at the discretion of our Board of Directors and depends upon our financial condition, results of operations, future liquidity needs, regulatory and capital requirements and other factors deemed relevant by our Board of Directors. Further, our ability to pay dividends to our shareholders, if authorized by our Board of Directors, is significantly dependent upon the receipt of dividends from our subsidiaries, including Anthem Insurance Companies, Inc., Anthem Southeast, Inc., Anthem Holding Corp., WellPoint Holding Corp., WellPoint Acquisition, LLC, WellPoint Insurance Services, Inc., ATH Holding Company, LLC and SellCore, Inc. The payment of dividends by our insurance subsidiaries without prior approval of the insurance department of each subsidiary's domiciliary jurisdiction is limited by formula. Dividends in excess of these amounts are subject to prior approval by the respective insurance departments.

### Securities Authorized for Issuance under Equity Compensation Plans

The information required by this Item concerning securities authorized for issuance under our equity compensation plans is set forth in or incorporated by reference into Part III, Item 12 "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" in this Form 10-K.

### Issuer Purchases of Equity Securities

The following table presents information related to our repurchases of common stock for the periods indicated.

| Period | Total Number of Shares Purchased[1] | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Programs[2] | Approximate Dollar Value of Shares that May Yet Be Purchased Under the Programs |
|---|---|---|---|---|
| *(In millions, except share and per share data)* | | | | |
| October 1, 2012 to October 31, 2012 | 10,409,029 | $60.94 | 10,408,300 | $1,870.6 |
| November 1, 2012 to November 30, 2012 | 572,908 | 55.56 | 571,400 | 1,838.9 |
| December 1, 2012 to December 31, 2012 | 524,802 | 62.84 | 36,400 | 1,836.9 |
| | 11,506,739 | | 11,016,100 | |

[1] Total number of shares purchased includes 490,639 shares delivered to or withheld by us in connection with employee payroll tax withholding upon exercise or vesting of stock awards. Stock grants to employees and directors and stock issued for stock option plans and stock purchase plans in the consolidated statements of shareholders' equity are shown net of these shares purchased.

[2] Represents the number of shares repurchased through our repurchase program authorized by our Board of Directors. During the year ended December 31, 2012, we repurchased approximately 39.7 million shares at a cost of $2,496.8 million under the program. Our Board of Directors' most recent authorized increase to our share repurchase program was $5,000.0 on September 29, 2011.

## Performance Graph

The following Performance Graph and related information compares the cumulative total return to shareholders of our common stock for the period from December 31, 2007 through December 31, 2012, with the cumulative total return over such period of (i) the Standard & Poor's 500 Stock Index (the "S&P 500 Index") and (ii) the Standard & Poor's Managed Health Care Index (the "S&P Managed Health Care Index"). The graph assumes an investment of $100 on December 31, 2007 in each of our common stock, the S&P 500 Index and the S&P Managed Health Care Index (and the reinvestment of all dividends).

The comparisons shown in the graph below are based on historical data and we caution that the stock price performance shown in the graph below is not indicative of, and is not intended to forecast, the potential future performance of our common stock. Information used in the graph was obtained from Alliance Advisors, L.L.C., a source believed to be reliable, but we are not responsible for any errors or omissions in such information. The following graph and related information shall not be deemed "soliciting materials" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.


Comparison of 5 Year Cumulative Total Return
$150
$100
$50
$0
12/31/2007
12/31/2008
12/31/2009
12/31/2010
12/31/2011
12/31/2012
WellPoint, Inc.
S&P 500
S&P Managed Health Care Index

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 |
| WellPoint, Inc. | $100 | $48 | $66 | $65 | $77 | $ 72 |
| S&P 500 Index | 100 | 63 | 80 | 92 | 94 | 109 |
| S&P Managed Health Care Index | 100 | 45 | 57 | 62 | 84 | 89 |

Based upon an initial investment of $100 on December 31, 2007 with dividends reinvested.

## ITEM 6. SELECTED FINANCIAL DATA.

The table below provides selected consolidated financial data of WellPoint. The information has been derived from our consolidated financial statements for each of the years in the five year period ended December 31, 2012. You should read this selected consolidated financial data in conjunction with the audited consolidated financial statements and notes as of and for the year ended December 31, 2012 included in Part II, Item 8 "Financial Statements and Supplementary Data", and Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Form 10-K.

| | As of and for the Years Ended December 31 | | | | |
|---|---|---|---|---|---|
| | 2012[1] | 2011[1] | 2010 | 2009[1] | 2008 |
| *(in millions, except where indicated and except per share data)* | | | | | |
| **Income Statement Data** | | | | | |
| Total operating revenue[2] | $60,728.5 | $59,865.2 | $57,740.5 | $60,740.0 | $61,503.7 |
| Total revenues | 61,711.7 | 60,710.7 | 58,698.5 | 64,939.5 | 61,175.6 |
| Net income | 2,655.5 | 2,646.7 | 2,887.1 | 4,745.9 | 2,490.7 |
| **Per Share Data** | | | | | |
| Basic net income per share | $ 8.26 | $ 7.35 | $ 7.03 | $ 9.96 | $ 4.79 |
| Diluted net income per share | 8.18 | 7.25 | 6.94 | 9.88 | 4.76 |
| Dividends per share (*in whole dollars*) | 1.15 | 1.00 | — | — | — |
| **Other Data (unaudited)** | | | | | |
| Benefit expense ratio[3] | 85.3 % | 85.1 % | 83.2 % | 83.6 % | 84.5 % |
| Selling, general and administrative expense ratio[4] | 14.4 % | 14.1 % | 15.1 % | 14.8 % | 13.7 % |
| Income before income taxes as a percentage of total revenues | 6.3 % | 6.5 % | 7.4 % | 11.4 % | 5.1 % |
| Net income as a percentage of total revenues | 4.3 % | 4.4 % | 4.9 % | 7.3 % | 4.1 % |
| Medical membership (*in thousands*) | 36,130 | 34,251 | 33,323 | 33,670 | 35,049 |
| **Balance Sheet Data** | | | | | |
| Cash and investments | $22,474.0 | $20,696.5 | $20,311.8 | $22,610.9 | $17,402.6 |
| Total assets | 58,955.4 | 52,163.2 | 50,242.5 | 52,147.9 | 48,403.2 |
| Long-term debt, less current portion | 14,170.8 | 8,465.7 | 8,147.8 | 8,338.3 | 7,833.9 |
| Total liabilities | 35,152.7 | 28,875.0 | 26,429.9 | 27,284.6 | 26,971.5 |
| Total shareholders' equity | 23,802.7 | 23,288.2 | 23,812.6 | 24,863.3 | 21,431.7 |

[1] The net assets of and results of operations for AMERIGROUP Corporation and 1-800 CONTACTS, Inc. are included from their respective acquisition dates of December 24, 2012 and June 20, 2012, respectively. The net assets of and results of operations for CareMore Health Group, Inc. are included from its acquisition date of August 22, 2011. The net assets of and results of operations for DeCare Dental, LLC are included from its acquisition date of April 9, 2009. The results of operations for our pharmacy benefits management, or PBM, business are included until its sale on December 1, 2009. The results of operations for the year ended December 31, 2009 includes pre-tax and after-tax gains related to the sale of our PBM business of $3,792.3 and $2,361.2, respectively.

[2] Operating revenue is obtained by adding premiums, administrative fees and other revenue.

[3] The benefit expense ratio represents benefit expenses as a percentage of premium revenue.

[4] The selling, general and administrative expense ratio represents selling, general and administrative expenses as a percentage of total operating revenue.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*(In Millions, Except Per Share Data or As Otherwise Stated Herein)*

References to the terms "we", "our" or "us" used throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, refer to WellPoint, Inc., an Indiana corporation, and unless the context otherwise requires, its direct and indirect subsidiaries.

This MD&A should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2012, included in this Form 10-K.

### Overview

We currently manage our operations through three reportable segments: Commercial, Consumer, and Other. We regularly evaluate the appropriateness of our reportable segments, particularly in light of organizational changes, merger and acquisition activity and changing laws and regulations. Therefore, these reportable segments may change in the future.

Our Commercial and Consumer segments both offer a diversified mix of managed care products, including preferred provider organizations, or PPOs; health maintenance organizations, or HMOs; traditional indemnity benefits and point-of-service plans, or POS plans; and a variety of hybrid benefit plans including consumer-driven health plans, or CDHPs, hospital only and limited benefit products.

Our Commercial segment includes Local Group (including UniCare), National Accounts and certain other ancillary business operations (dental, vision, life and disability and workers' compensation). Business units in the Commercial segment offer fully-insured products and provide a broad array of managed care services to self-funded customers, including claims processing, underwriting, stop loss insurance, actuarial services, provider network access, medical cost management, disease management, wellness programs and other administrative services. Our Commercial segment also includes the operations of our 1-800 CONTACTS, Inc., or 1-800 CONTACTS, business, which was acquired on June 20, 2012 and whose results of operations have been included in our consolidated financial statements for the period following the acquisition date.

Our Consumer segment includes Senior, State-Sponsored and Individual businesses. Senior business includes services such as Medicare Advantage (including private fee-for-service plans and special needs plans), Medicare Part D, and Medicare Supplement, while State-Sponsored business includes our managed care alternatives through publicly funded health care programs, including Medicaid, state Children's Health Insurance Programs, or CHIP, and Medicaid expansion programs (including those programs managed by AMERIGROUP Corporation, or Amerigroup, which was acquired on December 24, 2012 and whose results of operations have been included in our consolidated financial statements for the period following the acquisition date). Individual business includes individual customers under age 65 and their covered dependents.

Our Other segment includes the Comprehensive Health Solutions business unit, or CHS, that brings together our resources focused on optimizing the quality of health care, the clinical consumer experience and cost of care management. CHS includes provider relations, care and disease management, employee assistance programs, including behavioral health, radiology benefit management and analytics-driven, evidence-based personal health care guidance. Our Other segment also contains results from our Federal Government Solutions, or FGS, business. FGS business includes services to the Federal Government in connection with the Federal Employee Program, or FEP, and National Government Services, Inc., or NGS, which acts as a Medicare contractor in several regions across the nation. The Other segment also includes other businesses that do not meet the quantitative thresholds for an operating segment as defined in Financial Accounting Standards Board, or FASB, guidance for disclosures about segments of an enterprise and related information, as well as intersegment sales and expense eliminations and corporate expenses not allocated to the other reportable segments.

Our operating revenue consists of premiums, administrative fees and other revenue. Premium revenue comes from fully-insured contracts where we indemnify our policyholders against costs for covered health and life benefits. Administrative fees come from contracts where our customers are self-insured, or where the fee is based on either processing of transactions or a percent of network discount savings realized. Additionally, we earn administrative fee revenues from our Medicare processing business and from other health-related businesses including disease management programs. Other revenue primarily includes ocular product sales by 1-800 CONTACTS.

Our benefit expense primarily includes costs of care for health services consumed by our members, such as outpatient care, inpatient hospital care, professional services (primarily physician care) and pharmacy benefit costs. All four components are affected both by unit costs and utilization rates. Unit costs include the cost of outpatient medical procedures per visit, inpatient hospital care per admission, physician fees per office visit and prescription drug prices. Utilization rates represent the volume of consumption of health services and typically vary with the age and health status of our members and their social and lifestyle choices, along with clinical protocols and medical practice patterns in each of our markets. A portion of benefit expense recognized in each reporting period consists of actuarial estimates of claims incurred but not yet paid by us. Any changes in these estimates are recorded in the period the need for such an adjustment arises. While we offer a diversified mix of managed care products, including PPO, HMO, POS and CDHP products, our aggregate cost of care can fluctuate based on a change in the overall mix of these products.

We classify certain claims-related costs as benefit expense to reflect costs incurred for our members' traditional medical care, as well as those expenses which improve our members' health and medical outcomes. These claims-related costs may be comprised of expenses incurred for: (i) medical management, including case and utilization management; (ii) health and wellness, including disease management services for such things as diabetes, high-risk pregnancies, congestive heart failure and asthma management and wellness initiatives like weight-loss programs and smoking cessation treatments; and (iii) clinical health policy. These types of claims-related costs are designed to ultimately lower our members' cost of care.

Our selling expense consists of external broker commission expenses, and generally varies with premium or membership volume. Our general and administrative expense consists of fixed and variable costs. Examples of fixed costs are depreciation, amortization and certain facilities expenses. Other costs are variable or discretionary in nature. Certain variable costs, such as premium taxes, vary directly with premium volume. Other variable costs, such as salaries and benefits, do not vary directly with changes in premium, but are more aligned with changes in membership. The acquisition or loss of a significant block of business would likely impact staffing levels, and thus associate compensation expense. Examples of discretionary costs include professional and consulting expenses and advertising. Other factors can impact our administrative cost structure, including systems efficiencies, inflation and changes in productivity.

Our results of operations depend in large part on our ability to accurately predict and effectively manage health care costs through effective contracting with providers of care to our members and our medical management and health and wellness programs. Several economic factors related to health care costs, such as regulatory mandates of coverage as well as direct-to-consumer advertising by providers and pharmaceutical companies, have a direct impact on the volume of care consumed by our members. The potential effect of escalating health care costs, any changes in our ability to negotiate competitive rates with our providers and any regulatory or market driven restrictions on our ability to obtain adequate premium rates to offset overall inflation in health care costs, including increases in unit costs and utilization resulting from the aging of the population and other demographics, as well as advances in medical technology, may impose further risks to our ability to profitably underwrite our business, and may have a material impact on our results of operations.

Our future results of operations will also be impacted by certain external forces and resulting changes in our business model and strategy. In 2010, the U.S. Congress passed and the President signed into law the Patient Protection and Affordable Care Act, or ACA, as well as the Health Care and Education Reconciliation Act of 2010, or HCERA, or collectively, Health Care Reform, which represents significant changes to the U.S. health care system. The legislation is far-reaching and is intended to expand access to health insurance coverage over time by increasing the eligibility thresholds for most state Medicaid programs and providing certain other individuals and small businesses with tax credits to subsidize a portion of the cost of health insurance coverage. The legislation includes a requirement that most individuals obtain health insurance coverage beginning in 2014 and also a requirement that certain large employers offer coverage to their employees or pay a financial penalty. In addition, the new laws include certain new taxes and fees, including an excise tax on high premium insurance policies (which becomes effective in 2017), limitations on the amount of compensation that is tax deductible and new fees on companies in our industry, some of which will not be deductible for income tax purposes.

The legislation also imposes new regulations on the health insurance sector, including, but not limited to, guaranteed coverage requirements, prohibitions on some annual and all lifetime limits on amounts paid on behalf of or to our members, increased restrictions on rescinding coverage, establishment of minimum medical loss ratio requirements, a requirement to cover preventive services on a first dollar basis, the establishment of state insurance exchanges and essential benefit packages and greater limitations on how we price certain of our products. The legislation also reduces the reimbursement levels for health plans participating in the Medicare Advantage program over time.

As a result of Health Care Reform, the Department of Health and Human Services, or HHS, issued medical loss ratio, or MLR, regulations that require us to meet minimum MLR thresholds for large group, small group and individual lines of business. For purposes of determining MLR rebates, HHS has defined the types of costs that should be included in the MLR rebate calculation. This definition varied from our prior classification under GAAP. Where appropriate, we have adopted this revised classification effective January 1, 2011 to further align our GAAP basis benefit expense to that used in the calculation for determining MLR rebates under HHS guidance. Prior period amounts were not reclassified due to immateriality.

However, certain components of the MLR calculation as defined by HHS cannot be classified consistently under GAAP. While considered benefit expense or a reduction of premium revenue by HHS, certain of these costs are classified as other types of expense, such as income tax expense or selling, general and administrative expense, in our GAAP basis financial statements. Accordingly, the benefit expense ratio determined using our consolidated GAAP operating results is not comparable to the MLR calculated under HHS regulations.

These and other provisions of Health Care Reform are likely to have significant effects on our future operations, which, in turn, could impact the value of our business model and results of operations, including potential impairments of our goodwill and other intangible assets. We will continue to evaluate the impact of Health Care Reform as additional guidance is made available. For additional discussion regarding Health Care Reform, see Part I, Item 1 "Business—Regulation" and Part I, Item 1A "Risk Factors" in this Form 10-K.

In addition, federal and state regulatory agencies may further restrict our ability to obtain new product approvals, implement changes in premium rates or impose additional restrictions, under new or existing laws that could adversely affect our business, cash flows, financial condition and results of operations.

In addition to external forces discussed in the preceding paragraphs, our results of operations are impacted by levels and mix of membership. In recent years, we experienced membership declines due to unfavorable economic conditions driving increased unemployment. We expect unemployment levels will remain relatively high throughout 2013, which will likely impact our ability to maintain current membership levels. In addition, we believe the self-insured portion of our group membership base will continue to increase as a percentage of total group membership. These membership trends could have a material adverse effect on our future results of operations. Also see Part I, Item 1A "Risk Factors" in this Form 10-K.

The National Organization of Life & Health Insurance Guaranty Associations, or NOLHGA, is a voluntary association consisting of the state life and health insurance guaranty organizations located throughout the U.S. State life and health insurance guaranty associations, working together with NOLHGA, provide a safety net for their state's policyholders, ensuring that they continue to receive coverage even if their insurer is declared insolvent. We are aware that the Pennsylvania Insurance Commissioner, or Insurance Commissioner, has placed Penn Treaty Network America Insurance Company and its subsidiary American Network Insurance Company, or collectively Penn Treaty, in rehabilitation, an intermediate action before insolvency. The state court denied the Insurance Commissioner's petition for the liquidation of Penn Treaty and ordered the Commissioner to file an updated plan of rehabilitation. The Insurance Commissioner has filed a Notice of Appeal asking the Pennsylvania Supreme Court to reverse the order denying the liquidation petition. In the event rehabilitation of Penn Treaty is unsuccessful and Penn Treaty is declared insolvent and placed in liquidation, we and other insurers may be required to pay a portion of their policyholder claims through state guaranty association assessments in future periods. Given the uncertainty around whether Penn Treaty will ultimately be declared insolvent and, if so, the amount of the insolvency, the amount and timing of any associated future guaranty fund assessments and the availability and amount of any potential premium tax and other offsets, we currently cannot estimate our net exposure, if any, to this potential insolvency. We will continue to monitor the situation and may record a liability and expense in future reporting periods, which could be material to our cash flows and results of operations.

**Executive Summary**

We are one of the largest health benefits companies in terms of medical membership in the United States, serving 36.1 medical members through our affiliated health plans and a total of 66.5 individuals through all subsidiaries as of December 31, 2012. We are an independent licensee of the Blue Cross and Blue Shield Association, or BCBSA, an association of independent health benefit plans. We serve our members as the Blue Cross licensee for California and as the Blue Cross and Blue Shield, or BCBS, licensee for: Colorado, Connecticut, Georgia, Indiana, Kentucky, Maine, Missouri (excluding 30 counties in the Kansas City area), Nevada, New Hampshire, New York (as BCBS in 10 New York City metropolitan and surrounding counties, and as Blue Cross or BCBS in selected upstate counties only), Ohio, Virginia (excluding the Northern Virginia suburbs of Washington, D.C.), and Wisconsin. In a majority of these service areas we do business as Anthem Blue Cross, Anthem Blue Cross and Blue Shield, Blue Cross and Blue Shield of Georgia, Empire Blue Cross Blue Shield, or Empire Blue Cross (in our New York service areas). We conduct business as Amerigroup in Texas, Florida, Georgia, Maryland, Tennessee, New Jersey, New York, Nevada, Ohio, New Mexico, Louisiana and Washington, and beginning January 1, 2013 Amerigroup conducts business in Kansas. We also serve customers throughout the country as UniCare and in certain California, Arizona, Nevada, New York and Virginia markets through our CareMore Health Group, Inc., or CareMore, subsidiary. We are licensed to conduct insurance operations in all 50 states through our subsidiaries. We also sell contact lenses, eyeglasses and other ocular products through our 1-800 CONTACTS business.

Operating revenue for the year ended December 31, 2012 was $60,728.5, an increase of $863.3, or 1.4%, from the year ended December 31, 2011, primarily reflecting higher premium revenue in our Consumer segment, partially offset by lower premium revenue in our Commercial segment. The higher premium revenue in our Consumer segment primarily resulted from membership growth in our Senior Medicare Advantage business and growth in our State-Sponsored business, primarily in the California market, as well as revenue from Amerigroup's operations during the post-acquisition period. The premium revenue decrease in our Commercial segment was driven primarily by fully-insured membership declines in our Local Group business resulting from strategic product portfolio changes in certain markets, competitive pressure in certain markets and unfavorable economic conditions, partially offset by premium rate increases in our Local Group business designed to cover overall cost trends.

Net income for the year ended December 31, 2012 was $2,655.5, an increase of $8.8, or 0.3%, from the year ended December 31, 2011. The increase in net income was primarily driven by the favorable income tax expense impact from a tax settlement with the Internal Revenue Service, or IRS, and improved operating results in our Commercial segment, partially offset by lower operating results in our Consumer and Other segments.

Our fully-diluted earnings per share, or EPS, for the year ended December 31, 2012 was $8.18, an increase of $0.93, or 12.8%, from the year ended December 31, 2011. Our fully-diluted shares for the year ended

December 31, 2012 were 324.8, a decrease of 40.3, or 11.0%, compared to the year ended December 31, 2011. The increase in EPS resulted primarily from the lower number of shares outstanding in 2012 due to share buyback activity under our share repurchase program and, to a lesser extent, the increase in net income described above.

Our results of operations discussed throughout this MD&A are determined in accordance with U.S. generally accepted accounting principles, or GAAP. We also calculate adjusted net income, adjusted EPS and operating gain, which are non-GAAP measures, to further aid investors in understanding and analyzing our core operating results and comparing them among periods. Adjusted net income and adjusted EPS exclude realized gains and losses on investments, other-than-temporary losses on investments recognized in income, impairment of other intangible assets and certain other items, if applicable, that we do not consider a part of our core operating results. Operating gain is calculated as total operating revenue less benefit expense, selling, general and administrative expense and cost of products. We use these measures as a basis for evaluating segment performance, allocating resources, setting incentive compensation targets and forecasting future operating periods. This information is not intended to be considered in isolation or as a substitute for income before income tax expense, net income or diluted EPS prepared in accordance with GAAP, and may not be comparable to similarly titled measures reported by other companies. For additional details on operating gain, see our "Reportable Segments Results of Operations" discussion included in this MD&A.

The table below reconciles net income and EPS calculated in accordance with GAAP to adjusted net income and adjusted EPS for the years ended December 31, 2012 and 2011.

| | Years Ended December 31 | | | |
|---|---|---|---|---|
| | 2012 | 2011 | Change | % Change |
| **Net income** | $2,655.5 | $2,646.7 | $ 8.8 | 0.3 % |
| Less: | | | | |
| Net realized gains on investments | 334.9 | 235.1 | 99.8 | |
| Other-than-temporary impairment losses on investments | (37.8) | (93.3) | 55.5 | |
| Litigation related costs | (24.0) | — | (24.0) | |
| Acquisition and integration related costs | (106.4) | — | (106.4) | |
| Income tax settlements | 140.1 | — | 140.1 | |
| Tax effect of adjustments | (107.4) | (49.6) | (57.8) | |
| **Adjusted net income** | $2,456.1 | $2,554.5 | $ (98.4) | (3.9)% |
| **EPS** | $ 8.18 | $ 7.25 | $ 0.93 | 12.8 % |
| Less: | | | | |
| Net realized gains on investments | 1.03 | 0.64 | 0.39 | |
| Other-than-temporary impairment losses on investments | (0.11) | (0.26) | 0.15 | |
| Litigation related costs | (0.07) | — | (0.07) | |
| Acquisition and integration related costs | (0.33) | — | (0.33) | |
| Income tax settlements | 0.43 | — | 0.43 | |
| Tax effect of adjustments | (0.33) | (0.13) | (0.20) | |
| **Adjusted EPS** | $ 7.56 | $ 7.00 | $ 0.56 | 8.0 % |

Operating cash flow for the year ended December 31, 2012 was $2,744.6, or 1.0 times net income. Operating cash flow for the year ended December 31, 2011 was $3,374.4, or 1.3 times net income. The decrease in operating cash flow from 2011 of $629.8 was driven primarily by payments related to the run-out of medical claims for former members, net cash outflows by our Amerigroup subsidiary during the post-acquisition period (including claims payments, change-in-control payments and payments for transaction costs), increased litigation settlement payments and the addition of required minimum MLR rebate payments in 2012 (which were established as liabilities during the year ended December 31, 2011).

We intend to expand through a combination of organic growth, strategic acquisitions and efficient use of capital in both existing and new markets. Our growth strategy is designed to enable us to take advantage of additional economies of scale as well as providing us access to new and evolving technologies and products. In addition, we believe geographic and product diversity reduces our exposure to local or regional regulatory, economic and competitive pressures and provides us with increased opportunities for growth. While we have achieved strong growth as a result of strategic mergers and acquisitions, we have also achieved organic growth in our existing markets over time by providing excellent service, offering competitively priced products and effectively capitalizing on the brand strength of the Blue Cross and Blue Shield names and marks.

**Significant Transactions**

The more significant transactions that have occurred over the last three years that have impacted or will impact our capital structure or that have or will influence how we conduct our business operations include:

- Acquisition of Amerigroup and the related debt issuance (2012)
- Acquisition of 1-800 CONTACTS (2012)
- Use of Capital—Board of Directors declaration of dividends on common stock (2012 and 2011) and authorization for repurchases of our common stock (2012 and prior)
- Acquisition of CareMore (2011)

For additional information regarding these transactions, see Note 3, "Business Combinations," and Note 15, "Capital Stock," to our audited consolidated financial statements as of and for the year ended December 31, 2012, included in this Form 10-K.

**Membership**

Our medical membership includes seven different customer types: Local Group, Individual, National Accounts, BlueCard®, Senior, State-Sponsored and FEP. BCBS-branded business generally refers to members in our service areas licensed by the BCBSA. Non-BCBS-branded business includes Amerigroup and CareMore members as well as UniCare members predominantly outside of our BCBSA service areas.

- Local Group consists of those employer customers with less than 5% of eligible employees located outside of the headquarter state, as well as customers with more than 5% of eligible employees located outside of the headquarter state with up to 5,000 eligible employees. In addition, Local Group includes UniCare local group members. These groups are generally sold through brokers or consultants working with industry specialists from our in-house sales force. Local Group insurance premiums may be based on claims incurred by the group or sold on a self-insured basis. The customer's buying decision is typically based upon the size and breadth of our networks, customer service, the quality of our medical management services, the administrative cost included in our quoted price, our financial stability, reputation and our ability to effectively service large complex accounts. Local Group accounted for 40.5%, 44.4% and 45.7% of our medical members at December 31, 2012, 2011 and 2010, respectively.
- National Accounts generally consist of multi-state employer groups primarily headquartered in a WellPoint service area with at least 5% of the eligible employees located outside of the headquarter state and with more than 5,000 eligible employees. Some exceptions are allowed based on broker relationships. Service area is defined as the geographic area in which we are licensed to sell BCBS products. National Accounts are generally sold through independent brokers or consultants retained by the customer working with our in-house sales force. We have a significant advantage when competing for very large National Accounts due to the size and breadth of our networks and our ability to access the national provider networks of BCBS companies and take advantage of their provider discounts in their local markets. National Accounts represented 19.4%, 21.6% and 21.1% of our medical members at December 31, 2012, 2011 and 2010, respectively.

- BlueCard® host customers represent enrollees of Blue Cross and/or Blue Shield plans not owned by WellPoint who receive health care services in our BCBSA licensed markets. BlueCard® membership consists of estimated host members using the national BlueCard® program. Host members are generally members who reside in or travel to a state in which a WellPoint subsidiary is the Blue Cross and/or Blue Shield licensee and who are covered under an employer-sponsored health plan issued by a non-WellPoint controlled BCBSA licensee (i.e., the "home plan"). We perform certain administrative functions for BlueCard® members, for which we receive administrative fees from the BlueCard® members' home plans. Other administrative functions, including maintenance of enrollment information and customer service, are performed by the home plan. Host members are computed using, among other things, the average number of BlueCard® claims received per month. BlueCard® host membership accounted for 13.9%, 14.4% and 14.1% of our medical members at December 31, 2012, 2011 and 2010, respectively.
- Individual consists of individual customers under age 65 (including UniCare) and their covered dependents. Individual policies are generally sold through independent agents and brokers, our in-house sales force or via the Internet. Individual business is sold on a fully-insured basis and is usually medically underwritten at the point of initial issuance. Individual customers are generally more sensitive to product pricing and, to a lesser extent, the configuration of the network, and the efficiency of administration. Account turnover is generally higher with Individual as compared to Local Groups. Individual business accounted for 5.1%, 5.4% and 5.7% of our medical members at December 31, 2012, 2011 and 2010, respectively.
- Senior customers are Medicare-eligible individual members age 65 and over who have enrolled in Medicare Advantage, a managed care alternative for the Medicare program, who have purchased Medicare Supplement benefit coverage, some disabled under 65, or all ages with End Stage Renal Disease. Medicare Supplement policies are sold to Medicare recipients as supplements to the benefits they receive from the Medicare program. Rates are filed with and in some cases approved by state insurance departments. Most of the premium for Medicare Advantage is paid directly by the Federal government on behalf of the participant who may also be charged a small premium. Medicare Supplement and Medicare Advantage products are marketed in the same manner, primarily through independent agents and brokers. Senior business accounted for 4.3%, 4.3% and 3.8% of our medical members at December 31, 2012, 2011 and 2010, respectively.
- State-Sponsored membership represents eligible members who receive health care benefits through publicly funded health care programs, including Medicaid, CHIP and Medicaid expansion programs. Total State-Sponsored program business accounted for 12.6%, 5.5% and 5.3% of our medical members at December 31, 2012, 2011 and 2010, respectively.
- FEP members consist of United States government employees and their dependents within our geographic markets through our participation in the national contract between the BCBSA and the U.S. Office of Personnel Management. FEP business accounted for 4.2%, 4.4% and 4.3% of our medical members at December 31, 2012, 2011 and 2010, respectively.

In addition to reporting our medical membership by customer type, we report by funding arrangement according to the level of risk that we assume in the product contract. Our two principal funding arrangement categories are fully-insured and self-funded. Fully-insured products are products in which we indemnify our policyholders against costs for health benefits. Self-funded products are offered to customers, generally larger employers, who elect to retain most or all of the financial risk associated with their employees' health care costs. Some self-funded customers choose to purchase stop-loss coverage to limit their retained risk.

The following table presents our medical membership by customer type, funding arrangement and reportable segment as of December 31, 2012, 2011 and 2010. Also included below is other membership by product. The medical membership and other membership presented are unaudited and in certain instances include estimates of the number of members represented by each contract at the end of the period.

| | December 31 | | | 2012 vs. 2011 | | 2011 vs. 2010 | |
|---|---|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | Change | % Change | Change | % Change |
| *(In thousands)* | | | | | | | |
| **Medical Membership** | | | | | | | |
| **Customer Type** | | | | | | | |
| Local Group | 14,634 | 15,212 | 15,216 | (578) | (3.8) | (4) | — |
| National: | | | | | | | |
| National Accounts | 6,999 | 7,401 | 7,029 | (402) | (5.4) | 372 | 5.3 |
| BlueCard® | 5,016 | 4,935 | 4,711 | 81 | 1.6 | 224 | 4.8 |
| Total National | 12,015 | 12,336 | 11,740 | (321) | (2.6) | 596 | 5.1 |
| Individual | 1,855 | 1,846 | 1,905 | 9 | 0.5 | (59) | (3.1) |
| Senior | 1,545 | 1,471 | 1,259 | 74 | 5.0 | 212 | 16.8 |
| State-Sponsored | 4,561 | 1,867 | 1,756 | 2,694 | 144.3 | 111 | 6.3 |
| FEP | 1,520 | 1,519 | 1,447 | 1 | 0.1 | 72 | 5.0 |
| Total Medical Membership by Customer Type | 36,130 | 34,251 | 33,323 | 1,879 | 5.5 | 928 | 2.8 |
| **Funding Arrangement** | | | | | | | |
| Self-Funded | 20,176 | 20,506 | 19,590 | (330) | (1.6) | 916 | 4.7 |
| Fully-Insured | 15,954 | 13,745 | 13,733 | 2,209 | 16.1 | 12 | 0.1 |
| Total Medical Membership by Funding Arrangement | 36,130 | 34,251 | 33,323 | 1,879 | 5.5 | 928 | 2.8 |
| **Reportable Segment** | | | | | | | |
| Commercial | 26,649 | 27,548 | 26,959 | (899) | (3.3) | 589 | 2.2 |
| Consumer | 7,961 | 5,184 | 4,917 | 2,777 | 53.6 | 267 | 5.4 |
| Other | 1,520 | 1,519 | 1,447 | 1 | 0.1 | 72 | 5.0 |
| Total Medical Membership by Reportable Segment | 36,130 | 34,251 | 33,323 | 1,879 | 5.5 | 928 | 2.8 |
| **Other Membership & Customers** | | | | | | | |
| Behavioral Health Members | 24,156 | 25,135 | 23,963 | (979) | (3.9) | 1,172 | 4.9 |
| Life and Disability Members | 4,838 | 5,012 | 5,201 | (174) | (3.5) | (189) | (3.6) |
| Dental Members | 3,827 | 4,046 | 4,007 | (219) | (5.4) | 39 | 1.0 |
| Dental Administration Members | 4,103 | 4,162 | 4,272 | (59) | (1.4) | (110) | (2.6) |
| Vision Members | 4,519 | 3,783 | 3,508 | 736 | 19.5 | 275 | 7.8 |
| Medicare Advantage Part D Members | 622 | 575 | 434 | 47 | 8.2 | 141 | 32.5 |
| Medicare Part D Standalone Members | 574 | 667 | 814 | (93) | (13.9) | (147) | (18.1) |
| Retail Vision Customers | 3,130 | — | — | 3,130 | — | — | — |

**December 31, 2012 Compared to December 31, 2011**

***Medical Membership (in thousands)***

During the year ended December 31, 2012, total medical membership increased 1,879, or 5.5%, primarily due to State-Sponsored membership acquired with the acquisition of Amerigroup and growth in our Senior membership, partially offset by decreases in our Local Group and National Accounts membership.

Self-funded medical membership decreased 330, or 1.6%, primarily due to pricing increases in our National Accounts business.

Fully-insured membership increased 2,209, or 16.1%, primarily due to State-Sponsored membership acquired with the acquisition of Amerigroup and growth in our Senior membership, partially offset by membership losses in certain Local Group markets resulting primarily from strategic product portfolio changes and heightened competition.

Local Group membership decreased 578, or 3.8%, primarily due to increased competition, strategic product portfolio changes in the New York market and network rental markets and negative in-group change.

Individual membership increased 9, or 0.5%, primarily due to an overall improved competitive position in our California market.

National Accounts membership decreased 402, or 5.4%, primarily driven by pricing increases in our self-funded National Accounts business and negative in-group change.

BlueCard® membership increased 81, or 1.6%, primarily due to favorable net sales and in-group change at other BCBSA plans whose members reside in or travel to our licensed areas.

Senior membership increased 74, or 5.0%, primarily due to strong sales during the open enrollment period resulting from our geographic expansion into several new counties, partially offset by the withdrawal of the California Regional PPO Medicare Advantage product.

State-Sponsored membership increased 2,694, or 144.3%, primarily due to 2,662 members acquired with the acquisition of Amerigroup and growth in Wisconsin, California and Kansas, partially offset by exiting selected markets.

FEP membership increased 1, or 0.1%, primarily due to favorable in-group change.

***Other Membership & Customers (in thousands)***

Our Other products are often ancillary to our health business, and can therefore be impacted by corresponding changes in our medical membership.

Behavioral health membership decreased 979, or 3.9%, primarily due to the overall declines in our fully-insured medical membership and negative in-group change.

Life and disability membership decreased 174, or 3.5%, primarily due to the overall declines in our Commercial fully-insured medical membership and negative in-group change. Life and disability products are generally offered as part of Commercial medical fully-insured membership sales.

Dental membership decreased 219, or 5.4%, primarily due to the lapse of a large dental contract, partially offset by the launch of new dental products in 2012.

Dental administration membership decreased 59, or 1.4%, primarily due to the lapse of a large contract pursuant to which we provided dental administrative services.

Vision membership increased 736, or 19.5%, primarily due to strong sales and positive in-group change in our National Accounts, Local Group and Senior businesses.

Medicare Advantage Part D membership increased 47, or 8.2%, primarily due to strong sales during the open enrollment period resulting from our geographic expansion into several new counties, partially offset by our withdrawal of the California Regional PPO Medicare Advantage product.

Medicare Part D standalone membership decreased 93, or 13.9%, primarily due to competitive pressure in certain markets.

Retail vision customers increased 3,130 due to our acquisition of 1-800 CONTACTS.

**December 31, 2011 Compared to December 31, 2010**

***Medical Membership (in thousands)***

During the year ended December 31, 2011, total medical membership increased 928, or 2.8%, primarily due to increases in our National Accounts and BlueCard® membership, and to a lesser degree, increases in our Senior, State-Sponsored and FEP membership. In addition, a portion of the increase was attributable to new federal regulations associated with Health Care Reform requiring coverage of dependents up to age 26. These increases were partially offset by declines in our Individual and Local Group businesses.

Self-funded medical membership increased 916, or 4.7%, primarily due to increases in self-funded National Account and Local Group membership resulting from additional sales and conversions from fully-insured to self-funded arrangements, partially offset by declines in self-funded non-BCBSA-branded business.

Fully-insured membership increased 12, or 0.1%, primarily due to Senior Medicare Advantage, FEP and State-Sponsored membership increases, partially offset by conversions from fully-insured to self-funded arrangements and declines in Individual, National and Local Group fully-insured membership.

Local Group membership decreased 4, or less than 1.0%, primarily due to membership declines in our non-BCBSA-branded membership, nearly offset by increases in BCBSA-branded membership due to new sales.

National Accounts membership increased 372, or 5.3%, primarily driven by additional sales reflective of our extensive and cost-effective provider networks and a broad and innovative product portfolio. In addition, the new federal regulations requiring coverage of dependents up to age 26 also contributed to the increase.

BlueCard® membership increased 224, or 4.8%, primarily due to increased utilization by other BCBSA licensee members who reside in or travel to our licensed areas.

Individual membership decreased 59, or 3.1%, primarily due to a decline in BCBSA-branded business resulting from competitive pressures and delayed product approvals for new Health Care Reform compliant products in California.

Senior membership increased 212, or 16.8%, primarily due to increases in our Medicare Advantage plans, including additional Medicare Advantage membership resulting from our acquisition of CareMore, and to a lesser extent, increases in our Medicare Supplement membership.

State-Sponsored membership increased 111, or 6.3%, primarily due to growth in Indiana, South Carolina, Kansas and California.

FEP membership increased 72, or 5.0%, primarily due to new federal regulations requiring coverage of dependents up to age 26.

***Other Membership & Customers (in thousands)***

Our Other products are often ancillary to our health business, and can therefore be impacted by corresponding changes in our medical membership.

Behavioral health membership increased 1,172, or 4.9%, primarily due to new sales to several major accounts in our National Accounts business, increased Medicare Advantage and State-Sponsored medical membership and a change in methodology of how we report certain portions of the behavioral health membership.

Life and disability membership decreased 189, or 3.6%, primarily due to lapses in our National Accounts business. Life and disability products are generally offered as a part of Commercial medical fully-insured membership sales.

Dental membership increased 39, or 1.0%, primarily due to new sales resulting from the introduction of new product offerings and, to a lesser extent, our acquisition of a dental benefits plan in December 2011.

Dental administration membership decreased 110, or 2.6%, primarily due to the termination of a contract in the North Carolina market.

Vision membership increased 275, or 7.8%, primarily due to strong sales and market penetration of our Blue View vision product within the Local Group markets and embedding of vision benefits in certain of our Consumer products, partially offset by lapses.

Medicare Advantage Part D membership increased 141, or 32.5%, primarily due to new membership associated with the increase in our Medicare Advantage medical membership, including additional Medicare Advantage medical membership resulting from our acquisition of CareMore.

Medicare Part D standalone membership decreased 147, or 18.1%, primarily due to lapses in Low Income Subsidy, or LIS, membership in 2011. LIS is a Medicare Part D program that provides additional premium and cost-sharing assistance to qualifying Medicare beneficiaries with low incomes and/or limited resources.

**Cost of Care**

The following discussion summarizes our aggregate underlying cost of care trends for the year ended December 31, 2012 for our Local Group fully-insured business only.

Our cost of care trends are calculated by comparing the year-over-year change in average per member per month claim costs, including member co-payments and deductibles. While our cost of care trend varies by geographic location, based on underlying medical cost trends, we estimate that our aggregate cost of care trend was near the low end of 7.0% plus or minus 50 basis points for the full year of 2012.

Overall, our medical cost trend is driven by unit cost. Inpatient hospital trend was in the mid-to-high single digit range and was primarily related to increases in the average cost per admission. While provider rate increases are a primary driver of unit cost trends, we continually negotiate with hospitals to manage these cost trends. We remain committed to optimizing our reimbursement rates and strategies to help address the cost pressures faced by employers and consumers. Both inpatient admission counts per thousand members and inpatient day counts per thousand members were only slightly higher than the prior year. The average length of stay was relatively the same as the prior year. In addition to our recontracting efforts, a number of clinical management initiatives are in place to help mitigate the inpatient trend. Focused review efforts continue in key areas, including inpatient behavioral health stays and spinal surgery cases, among others. Additionally, we continue to refine our programs related to readmission management, focused utilization management at high cost facilities and post-discharge follow-up care.

Outpatient trend was in the high single digit range and was 70% unit cost related and 30% utilization related. Outpatient costs are a collection of different types of expenses, such as outpatient facilities, labs, x-rays, emergency room, occupational therapy and physical therapy. Per visit costs are still the largest contributor to overall outpatient trend, influenced largely by price increases within certain provider contracts. Outpatient utilization (visits per thousand members) was higher than the prior year. We continue to work with vendors and providers to help optimize site of service decisions, including in key areas such as emergency room, lab, radiology, sleep studies and surgery settings. As an example, we executed on our American Imaging Management's Sleep Management Program in the fourth quarter of 2012 in certain of our central and western states, as well as in Georgia, and in the first quarter of 2013 in New York and the other northeastern states. The program aligns the diagnosis and treatment of sleep apnea with clinical guidelines based on widely accepted medical literature, while at the same time enhancing member access to high value providers and ensuring treatment compliance for the continuing payment for equipment rental and ongoing supplies. Programs like this, along with continued expansion and optimization of our utilization management programs, are acting to moderate trend.

Physician services trend was in the mid single digit range and was 75% unit cost related and 25% utilization related. Increases in the physician care category were partially driven by contracting changes. We continue to collaborate with physicians to improve quality of care through pay-for-performance programs and bundled payment initiatives. Additionally, we continue to enhance our ability to detect and deter fraud and abuse, reducing waste in the system.

Pharmacy trend was in the mid single digit range and was driven primarily by unit cost (cost per prescription). Continued inflation in the average wholesale price of drugs applied upward pressure to the overall cost per prescription as did the increasing cost of specialty drugs. The increase in cost per prescription measures continued to be mitigated by improvements in our generic usage rates and benefit plan design changes. We are continuously evaluating our drug formulary to ensure the most effective pharmaceutical therapies are available to our members.

In response to cost trends, we continue to pursue contracting and plan design changes, promote and implement performance-based contracts that reward clinical outcomes and quality, and expand our radiology management, disease management and advanced care management programs. We are taking a leadership role in the area of payment reform as evidenced by the introduction of the Patient Centered Primary Care program. By establishing the primary care doctor as central to the coordination of a patient's health care needs, the initiative builds on the success of current patient-centered medical home programs in helping to improve patient care while lowering costs. Additionally, our value-based contracting initiative continues to underscore our commitment to partnering with providers to improve quality and lower cost.

As evidenced by our expansion of CareMore into select New York and Virginia markets, we remain committed to providing access-based health care products and services that are simple to use and that customers can trust. CareMore's mission is to improve the overall lives and wellbeing of seniors by providing innovative, focused health care approaches to the complex problems of aging, while protecting the financial resources of seniors and the Medicare Program. CareMore's model is focused on disease management programs that provide Medicare members with a hands-on approach to care coordination and intensive treatment of chronic conditions.

## Consolidated Results of Operations

Our consolidated summarized results of operations for the years ended December 31, 2012, 2011 and 2010 are discussed in the following section.

| | Years Ended December 31 | | | Change | | | |
|---|---|---|---|---|---|---|---|
| | | | | 2012 vs. 2011 | | 2011 vs. 2010 | |
| | 2012 | 2011 | 2010 | $ | % | $ | % |
| Total operating revenue | $60,728.5 | $59,865.2 | $57,740.5 | $ 863.3 | 1.4 | $2,124.7 | 3.7 |
| Net investment income | 686.1 | 703.7 | 803.3 | (17.6) | (2.5) | (99.6) | (12.4) |
| Net realized gains on investments | 334.9 | 235.1 | 194.1 | 99.8 | 42.5 | 41.0 | 21.1 |
| Other-than-temporary impairment losses on investments | (37.8) | (93.3) | (39.4) | (55.5) | (59.5) | 53.9 | 136.8 |
| **Total revenues** | 61,711.7 | 60,710.7 | 58,698.5 | 1,001.0 | 1.6 | 2,012.2 | 3.4 |
| Benefit expense | 48,213.6 | 47,647.5 | 44,930.4 | 566.1 | 1.2 | 2,717.1 | 6.0 |
| Selling, general and administrative expense | 8,738.3 | 8,435.6 | 8,732.6 | 302.7 | 3.6 | (297.0) | (3.4) |
| Cost of products | 137.4 | — | — | 137.4 | — | — | — |
| Other expense[1] | 756.9 | 669.7 | 681.7 | 87.2 | 13.0 | (12.0) | (1.8) |
| **Total expenses** | 57,846.2 | 56,752.8 | 54,344.7 | 1,093.4 | 1.9 | 2,408.1 | 4.4 |
| **Income before income tax expense** | 3,865.5 | 3,957.9 | 4,353.8 | (92.4) | (2.3) | (395.9) | (9.1) |
| Income tax expense | 1,210.0 | 1,311.2 | 1,466.7 | (101.2) | (7.7) | (155.5) | (10.6) |
| **Net income** | $ 2,655.5 | $ 2,646.7 | $ 2,887.1 | $ 8.8 | 0.3 | $ (240.4) | (8.3) |
| Average diluted shares outstanding | 324.8 | 365.1 | 415.8 | (40.3) | (11.0) | (50.7) | (12.2) |
| Diluted net income per share | $ 8.18 | $ 7.25 | $ 6.94 | $ 0.93 | 12.8 | $ 0.31 | 4.5 |
| Benefit expense ratio[2] | 85.3 % | 85.1 % | 83.2 % | | 20bp[3] | | 190bp[3] |
| Selling, general and administrative expense ratio[4] | 14.4 % | 14.1 % | 15.1 % | | 30bp[3] | | (100)bp[3] |
| Income before income taxes as a percentage of total revenue | 6.3 % | 6.5 % | 7.4 % | | (20)bp[3] | | (90)bp[3] |
| Net income as a percentage of total revenue | 4.3 % | 4.4 % | 4.9 % | | (10)bp[3] | | (50)bp[3] |

Certain of the following definitions are also applicable to all other results of operations tables in this discussion:

1 Includes interest expense, amortization of other intangible assets and impairment of other intangible assets

2 Benefit expense ratio = Benefit expense ÷ Premiums. Premiums for the years ended December 31, 2012, 2011 and 2010 were $56,496.7, $55,969.6 and $53,973.6, respectively, and are included in Total operating revenue presented above.

3 bp = basis point; one hundred basis points = 1%

4 Selling, general and administrative expense ratio = Selling, general and administrative expense ÷ Total operating revenue

***Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011***

Total operating revenue increased $863.3, or 1.4%, to $60,728.5 in 2012, resulting primarily from higher premium revenue and, to a lesser extent, increased other revenue and administrative fees. The higher premium revenue was due primarily to membership growth in our Senior Medicare Advantage business, including CareMore, and growth in our State-Sponsored business, primarily in the California market, as well as revenue from Amerigroup's operations during the post-acquisition period. In addition, premium rate increases in our Local Group and Individual businesses designed to cover overall cost trends and increased reimbursement in our FEP business contributed to the increased premium revenue. These increases were partially offset by fully-insured membership declines in our Local Group business resulting from strategic product portfolio changes in certain states, competitive pressure in certain markets and unfavorable economic conditions. The increase in other revenue resulted primarily from ocular product sales by our 1-800 CONTACTS business during the post-acquisition period. Administrative fees increased primarily as a result of pricing increases for self-funded members in our National Accounts and Local Group businesses, partially offset by membership declines in our self-funded National Accounts business.

Net investment income decreased $17.6, or 2.5%, to $686.1 in 2012, primarily due to lower investment yields, partially offset by higher average cash and investment balances resulting from debt issuances in 2012, including the debt issuance related to our acquisition of Amerigroup.

Net realized gains on investments, net of other-than-temporary impairment losses, increased $155.3, or 110%, to $297.1 in 2012, primarily due to increased gains on sales of fixed maturity securities and, to a lesser extent, decreased other-than-temporary impairment losses on equity securities as a result of improved market conditions.

Benefit expense increased $566.1, or 1.2%, to $48,213.6 in 2012, primarily due to increases in our Senior and State-Sponsored businesses, partially offset by decreases in our Local Group business. The increase in our Senior business was driven primarily by membership growth in our Medicare Advantage business, including CareMore, while the increase in our State-Sponsored business was driven by both increased benefit cost trends and membership growth, including membership acquired with the acquisition of Amerigroup. These increases were partially offset by the fully-insured membership declines in our Local Group business as described above, as well as favorable prior year reserve development in 2012 compared to modest reserve strengthening in 2011.

Our benefit expense ratio increased 20 basis points to 85.3% in 2012, primarily due to higher medical costs in our State-Sponsored business, primarily in California. The benefit expense ratio increase was partially offset by improvements in our Local Group and Senior businesses and the favorable prior year reserve development.

Selling, general and administrative expense increased $302.7, or 3.6%, to $8,738.3 in 2012, primarily due to additional selling, general and administrative expense related to CareMore, acquisition and integration related expenses associated with Amerigroup and 1-800 CONTACTS, and the impairment of certain software assets, partially offset by lower employee incentive compensation costs.

Our selling, general and administrative expense ratio increased 30 basis points to 14.4% in 2012, primarily due to the increased selling, general and administrative expense discussed in the preceding paragraph, partially offset by increased operating revenue.

Cost of products totaled $137.4 in 2012 and represents the costs of ocular products sold by 1-800 CONTACTS during the post-acquisition period.

Other expense increased $87.2, or 13.0%, to $756.9 in 2012, primarily due to increased interest expense resulting from higher outstanding debt balances and financing costs associated with our acquisition of Amerigroup.

Income tax expense decreased $101.2, or 7.7%, to $1,210.0 in 2012, primarily due to a lower effective tax rate in 2012 and, to a lesser extent, lower income before income tax expense. The effective tax rates in 2012 and 2011 were 31.3% and 33.1%, respectively. The effective tax rate decreased primarily due to the impact from the 2012 settlement with the IRS of items related to not-for-profit conversions and corporate reorganizations in prior years, as well as issues related to certain of our acquired companies incurred prior to our acquisition of those companies. This was partially offset by increases due to the impact of non-tax deductible litigation settlement expenses and an increase in our state deferred tax asset valuation allowance attributable to uncertainty associated with certain state net operating loss carryforwards.

Our net income as a percentage of total revenue decreased 10 basis points to 4.3% in 2012 as compared to 2011 as a result of all factors discussed above.

***Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010***

Total operating revenue increased $2,124.7, or 3.7%, to $59,865.2 in 2011, primarily due to premium rate increases in our Local Group and Individual businesses designed to cover cost trends, increased fully-insured membership in our Senior Medicare Advantage business and increased reimbursement in the FEP business. These increases were partially offset by fully-insured membership declines in our Local Group and National Accounts businesses resulting from the unfavorable economic conditions and the conversions of two large accounts from fully-insured to self-funded status in 2010. Administrative fees also increased due to higher self-funded membership in our Local Group and National Accounts businesses, including the impact of conversions from fully-insured to self-funded membership.

Net investment income decreased $99.6, or 12.4%, to $703.7 in 2011, primarily due to lower yields on investment balances and a decline in dividend income from a cost method investment.

Benefit expense increased $2,717.1, or 6.0%, to $47,647.5 in 2011, primarily due to higher medical costs in our Local Group business, higher Senior Medicare Advantage membership, adverse selection in certain Medicare Advantage products and increased membership in the FEP business. In addition, an estimated $247.0 of higher than anticipated favorable prior year reserve development and an estimated $67.7 of lower targeted margin for adverse deviation were recognized as reductions of benefit expense during 2010 with no comparable amounts recognized in 2011. The increases in benefit expense in 2011 were partially offset by fully-insured membership declines in our Local Group and National Accounts businesses and the conversions of two large accounts from fully-insured to self-funded status in 2010.

Our benefit expense ratio increased 190 basis points to 85.1% in 2011, primarily due to higher medical costs in our Senior, Local Group and State-Sponsored businesses, the reduced amount of favorable prior year reserve development between the two periods and the impact of minimum medical loss ratio requirements in 2011.

Selling, general and administrative expense decreased $297.0, or 3.4%, to $8,435.6 in 2011, primarily due to lower incentive compensation costs, cost reductions associated with our ongoing efficiency initiatives and the non-recurrence of asset impairments, partially offset by increased premium tax expense, selling, general and administrative expenses associated with our CareMore subsidiary and increased advertising expenses.

Our selling, general and administrative expense ratio decreased 100 basis points to 14.1% in 2011, primarily due to increased operating revenue and reduced selling, general and administrative expenses.

Other expenses decreased $12.0, or 1.8%, to $669.7 in 2011, reflecting the non-recurrence of an impairment of other intangible assets and reduced amortization of certain other intangible assets acquired in prior years, partially offset by increased interest expense due to higher average outstanding debt balances.

Income tax expense decreased $155.5, or 10.6%, to $1,311.2 in 2011, primarily due to lower income before income tax expense. The effective tax rates in 2011 and 2010 were 33.1% and 33.7%, respectively. The effective tax rate decreased primarily due to prior tax year federal and state audit settlements during 2011.

Net income as a percentage of total revenue decreased 50 basis points to 4.4% in 2011 as compared to 2010 as a result of all factors discussed above.

***Reportable Segments Results of Operations***

We use operating gain to evaluate the performance of our reportable segments, which currently are Commercial, Consumer and Other. Operating gain is calculated as total operating revenue less benefit expense, selling, general and administrative expense and cost of products. It does not include net investment income, net realized gains/losses on investments, other-than-temporary impairment losses recognized in income, interest expense, amortization of other intangible assets, impairment of other intangible assets or income taxes, as these items are managed in a corporate shared service environment and are not the responsibility of operating segment management. For additional information, including a reconciliation of consolidated operating gain to income before income taxes, see Note 20, "Segment Information," to our audited consolidated financial statements as of and for the year ended December 31, 2012 included in this Form 10-K. The discussion of segment results for the years ended December 31, 2012, 2011 and 2010 presented below are based on operating gain, as described above, and operating margin, which is calculated as operating gain divided by operating revenue. Our definitions of operating gain and operating margin may not be comparable to similarly titled measures reported by other companies.

Our Commercial, Consumer, and Other segments' summarized results of operations for the years ended December 31, 2012, 2011 and 2010 are as follows:

| | Years Ended December 31 | | | Change | | | |
|---|---|---|---|---|---|---|---|
| | | | | 2012 vs. 2011 | | 2011 vs. 2010 | |
| | 2012 | 2011 | 2010 | $ | % | $ | % |
| **Commercial** | | | | | | | |
| Operating revenue | $33,553.5 | $34,498.0 | $34,559.3 | $ (944.5) | (2.7) | $ (61.3) | (0.2) |
| Operating gain | 3,199.7 | 3,090.5 | 3,085.7 | 109.2 | 3.5 | 4.8 | 0.2 |
| Operating margin | 9.5 % | 9.0 % | 8.9 % | NA[1] | 50bp | NA[1] | 10bp |
| **Consumer** | | | | | | | |
| Operating revenue | $19,427.7 | $17,784.9 | $16,092.6 | $1,642.8 | 9.2 | $1,692.3 | 10.5 |
| Operating gain | 440.2 | 623.1 | 1,000.6 | (182.9) | (29.4) | (377.5) | (37.7) |
| Operating margin | 2.3 % | 3.5 % | 6.2 % | NA[1] | (120)bp | NA[1] | (270)bp |
| **Other** | | | | | | | |
| Operating revenue | $ 7,747.3 | $ 7,582.3 | $ 7,088.6 | $ 165.0 | 2.2 | $ 493.7 | 7.0 |
| Operating (loss) gain | (0.7) | 68.5 | (8.8) | (69.2) | (101.0) | 77.3 | 878.4 |

[1] Not applicable

***Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011***

**Commercial**

Operating revenue decreased $944.5, or 2.7%, to $33,553.5 in 2012, primarily due to fully-insured membership declines in our Local Group business resulting from strategic product portfolio changes in certain states, competitive pressure in certain markets and unfavorable economic conditions, partially offset by premium rate increases in our Local Group business designed to cover overall cost trends. Partially offsetting the decline in premium revenue was an increase in other revenue in our ancillary businesses resulting primarily from ocular product sales by 1-800 CONTACTS during the post-acquisition period and increased administrative fees resulting from pricing increases for self-funded members in our National Accounts and Local Group businesses.

Operating gain increased $109.2, or 3.5%, to $3,199.7 in 2012, primarily due to an improved benefit expense ratio for our Local Group business, including the impact of favorable prior year reserve development in 2012 compared to modest reserve strengthening in 2011, as well as increased operating results in our ancillary businesses, including ocular product sales by 1-800 CONTACTS during the post-acquisition period. These increases were partially offset by declines in our Local Group business due to fully-insured membership losses as a result of strategic product portfolio changes in certain markets, competitive pressure in certain markets and unfavorable economic conditions.

The operating margin in 2012 was 9.5%, a 50 basis point increase from 2011, primarily due to the factors discussed in the preceding two paragraphs.

**Consumer**

Operating revenue increased $1,642.8, or 9.2%, to $19,427.7 in 2012, primarily due to membership growth in our Medicare Advantage business, including CareMore, and, to a lesser extent, growth in our State-Sponsored business resulting from retroactive premium rate increases in the California market as well as premium revenue from Amerigroup's operations during the post-acquisition period.

Operating gain decreased $182.9, or 29.4%, to $440.2 in 2012, primarily due to declines in our State-Sponsored and Individual businesses due to higher benefit cost trends and increased general and administrative expense resulting from transaction expenses associated with the Amerigroup acquisition and restructuring activities.

The operating margin in 2012 was 2.3%, a 120 basis point decrease from 2011, primarily due to the factors discussed in the preceding two paragraphs.

**Other**

Operating revenue increased $165.0, or 2.2%, to $7,747.3 in 2012, primarily due to growth in our FEP business resulting from premium rate increases designed to cover overall cost trends during 2012.

Operating gain decreased $69.2 to an operating loss of $0.7 in 2012, primarily due to increased unallocated general and administrative expense, including expenses related to restructuring activities, transaction expenses associated with the Amerigroup acquisition and litigation settlement expenses.

***Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010***

**Commercial**

Operating revenue decreased $61.3, or 0.2%, to $34,498.0 in 2011, primarily due to fully-insured membership declines in our Local Group and National Accounts businesses resulting from unfavorable economic conditions and the conversion of two large accounts from fully-insured to self-funded status. The decreases in premiums were partially offset by premium rate increases in our Local Group business designed to cover cost trends and increased administrative fees due to higher self-funded membership in our Local Group and National Accounts businesses.

Operating gain increased $4.8, or 0.2%, to $3,090.5 in 2011, primarily due to improved results in our National Accounts business and lower selling, general and administrative expenses. These increases were partially offset by an estimated $180.0 of operating gain recognized in the Commercial segment during 2010 as a result of higher than anticipated favorable prior year reserve development and lower targeted margin for adverse deviation with no comparable amounts recognized in 2011 and the impact of minimum medical loss ratio requirements on 2011 operating gain.

The operating margin in 2011 was 9.0%, a 10 basis point increase over 2010, primarily due to the factors discussed in the preceding two paragraphs.

### Consumer

Operating revenue increased $1,692.3, or 10.5%, to $17,784.9 in 2011, primarily due to increases in our Senior and State-Sponsored businesses. The increase in Senior revenue was primarily due to increased Medicare Advantage membership, including increased membership resulting from our acquisition of CareMore, while the increase in State-Sponsored revenue reflected both increased pricing and membership.

Operating gain decreased $377.5, or 37.7%, to $623.1 in 2011, primarily due to lower operating gain in our Senior Medicare Advantage business. This decline was a result of higher medical costs in 2011 due to increased membership and adverse selection in certain of our Medicare Advantage products. We have refined our Medicare Advantage product strategy and service areas for 2012. The higher than expected medical costs in 2011 were partially offset by higher than anticipated risk score revenue as a result of an improved risk score estimation process and lower selling, general and administrative expenses. In addition, an estimated $135.0 of operating gain was recognized in the Consumer segment during 2010 as a result of higher than anticipated favorable prior year reserve development and lower targeted margin for adverse deviation with no comparable amounts recognized in 2011.

The operating margin in 2011 was 3.5%, a 270 basis point decrease from 2010, primarily due to the factors discussed in the preceding two paragraphs.

### Other

Operating revenue increased $493.7, or 7.0%, to $7,582.3 in 2011, primarily due to growth in the FEP business as FEP membership increased 5.0% during 2011.

Operating gain increased $77.3 to $68.5 in 2011, primarily due to growth in the FEP business and lower selling, general and administrative expenses.

## Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with GAAP. Application of GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes and within this MD&A. We consider our most important accounting policies that require significant estimates and management judgment to be those policies with respect to liabilities for medical claims payable, income taxes, goodwill and other intangible assets, investments and retirement benefits, which are discussed below. Our other significant accounting policies are summarized in Note 2, "Basis of Presentation and Significant Accounting Policies," to our audited consolidated financial statements as of and for the year ended December 31, 2012, included in this Form 10-K.

We continually evaluate the accounting policies and estimates used to prepare the consolidated financial statements. In general, our estimates are based on historical experience, evaluation of current trends, information from third party professionals and various other assumptions that we believe to be reasonable under the known facts and circumstances.

### *Medical Claims Payable*

The most subjective accounting estimate in our consolidated financial statements is our liability for medical claims payable. At December 31, 2012, this liability was $6,174.5 and represented 17.6% of our total consolidated liabilities. We record this liability and the corresponding benefit expense for incurred but not paid claims including the estimated costs of processing such claims. Incurred but not paid claims include (1) an estimate for claims that are incurred but not reported, as well as claims reported to us but not yet processed through our systems, which approximated 95.5%, or $5,897.9, of our total medical claims liability as of

December 31, 2012; and (2) claims reported to us and processed through our systems but not yet paid, which approximated 4.5%, or $276.6, of the total medical claims payable as of December 31, 2012. The level of claims payable processed through our systems but not yet paid may fluctuate from one period end to the next, from 1% to 5% of our total medical claims liability, due to timing of when claim payments are made.

Liabilities for both claims incurred but not reported and reported but not yet processed through our systems are determined in aggregate, employing actuarial methods that are commonly used by health insurance actuaries and meet Actuarial Standards of Practice. Actuarial Standards of Practice require that the claim liabilities be appropriate under moderately adverse circumstances. We determine the amount of the liability for incurred but not paid claims by following a detailed actuarial process that entails using both historical claim payment patterns as well as emerging medical cost trends to project our best estimate of claim liabilities. Under this process, historical paid claims data is formatted into "claim triangles," which compare claim incurred dates to the dates of claim payments. This information is analyzed to create "completion factors" that represent the average percentage of total incurred claims that have been paid through a given date after being incurred. Completion factors are applied to claims paid through the period end date to estimate the ultimate claim expense incurred for the period. Actuarial estimates of incurred but not paid claim liabilities are then determined by subtracting the actual paid claims from the estimate of the ultimate incurred claims.

For the most recent incurred months (typically the most recent two months), the percentage of claims paid for claims incurred in those months is generally low. This makes the completion factor methodology less reliable for such months. Therefore, incurred claims for recent months are not projected from historical completion and payment patterns; rather they are projected by estimating the claims expense for those months based on recent claims expense levels and health care trend levels, or "trend factors."

Because the reserve methodology is based upon historical information, it must be adjusted for known or suspected operational and environmental changes. These adjustments are made by our actuaries based on their knowledge and their estimate of emerging impacts to benefit costs and payment speed. Circumstances to be considered in developing our best estimate of reserves include changes in utilization levels, unit costs, mix of business, benefit plan designs, provider reimbursement levels, processing system conversions and changes, claim inventory levels, claim processing patterns, claim submission patterns and operational changes resulting from business combinations. A comparison of prior period liabilities to re-estimated claim liabilities based on subsequent claims development is also considered in making the liability determination. In our comparison of prior year, the methods and assumptions are not changed as reserves are recalculated; rather the availability of additional paid claims information drives our changes in the re-estimate of the unpaid claim liability. To the extent appropriate, changes in such development are recorded as a change to current period benefit expense.

We regularly review and set assumptions regarding cost trends and utilization when initially establishing claim liabilities. We continually monitor and adjust the claims liability and benefit expense based on subsequent paid claims activity. If it is determined that our assumptions regarding cost trends and utilization are significantly different than actual results, our income statement and financial position could be impacted in future periods. Adjustments of prior year estimates may result in additional benefit expense or a reduction of benefit expense in the period an adjustment is made. Further, due to the considerable variability of health care costs, adjustments to claim liabilities occur each period and are sometimes significant as compared to the net income recorded in that period. Prior period development is recognized immediately upon the actuary's judgment that a portion of the prior period liability is no longer needed or that an additional liability should have been accrued. That determination is made when sufficient information is available to ascertain that the re-estimate of the liability is reasonable.

While there are many factors that are used as a part of the estimation of our medical claims payable liability, the two key assumptions having the most significant impact on our incurred but not paid claims liability as of December 31, 2012 were the completion and trend factors. As discussed above, these two key assumptions can be influenced by other operational variables including system changes, provider submission patterns and business combinations.

There is variation in the reasonable choice of completion factors by duration for durations of three months through twelve months where the completion factors have the most significant impact. As previously discussed, completion factors tend to be less reliable for the most recent months and therefore are not specifically utilized for months one and two. In our analysis for the claim liabilities at December 31, 2012, the variability in months three to five was estimated to be between 40 and 90 basis points, while months six through twelve have much lower variability ranging from 0 to 30 basis points.

The difference in completion factor assumptions, assuming moderately adverse experience, results in variability of 2%, or approximately $143.0, in the December 31, 2012 incurred but not paid claims liability, depending on the completion factors chosen. It is important to note that the completion factor methodology inherently assumes that historical completion rates will be reflective of the current period. However, it is possible that the actual completion rates for the current period will develop differently from historical patterns and therefore could fall outside the possible variations described herein.

The other major assumption used in the establishment of the December 31, 2012 incurred but not paid claim liability was the trend factors. In our analysis for the period ended December 31, 2012, there was a 300 basis point differential in the high and low trend factors assuming moderately adverse experience. This range of trend factors would imply variability of 4%, or approximately $276.0, in the incurred but not paid claims liability, depending upon the trend factors used. Because historical trend factors are often not representative of current claim trends, the trend experience for the most recent six to nine months, plus knowledge of recent events likely affecting current trends, have been taken into consideration in establishing the incurred but not paid claims liability at December 31, 2012.

See Note 12, "Medical Claims Payable," to our audited consolidated financial statements as of and for the year ended December 31, 2012 included in this Form 10-K, for a reconciliation of the beginning and ending balance for medical claims payable for the years ended December 31, 2012, 2011 and 2010. Components of the total incurred claims for each year include amounts accrued for current year estimated claims expense as well as adjustments to prior year estimated accruals. In Note 12, "Medical Claims Payable," the line labeled "Net incurred medical claims: Prior years redundancies" accounts for those adjustments made to prior year estimates. The impact of any reduction of "Net incurred medical claims: Prior years redundancies" may be offset as we establish the estimate of "Net incurred medical claims: Current year." Our reserving practice is to consistently recognize the actuarial best estimate of our ultimate liability for our claims. When we recognize a release of the redundancy, we disclose the amount that is not in the ordinary course of business, if material. Further, while we believe we have consistently applied our methodology in determining our best estimate for unpaid claims liability at each reporting date, starting in 2010 we began using a lower level of targeted margin for adverse deviation, which resulted in a benefit to 2010 income before taxes of $67.7.

The ratio of current year medical claims paid as a percent of current year net medical claims incurred was 89.1% for 2012, 88.8% for 2011 and 89.6% for 2010. The increase in 2012 reflects acceleration in processing claims that occurred in 2012 due to higher levels of automatic claims adjudication and faster claims payment. The decline in 2011 reflects the impact of processing a claims inventory backlog that accumulated at the end of 2010.

We calculate the percentage of prior years' redundancies in the current period as a percent of prior years' net incurred claims payable less prior years' redundancies in the current period in order to demonstrate the development of the prior years' reserves. This metric was 10.4% for the year ended December 31, 2012. This metric was 4.5% for the year ended December 31, 2011 and 15.3% for the year ended December 31, 2010. The years ended December 31, 2012 and 2011 reflect a lower level of targeted reserve for adverse deviation and a resultant lower level of prior years' redundancies than the year ended December 31, 2010.

We calculate the percentage of prior years' redundancies in the current period as a percent of prior years' net incurred medical claims to indicate the percentage of redundancy included in the preceding year calculation of current year net incurred medical claims. We believe this calculation measure indicates the reasonableness of our prior year estimate of incurred medical claims and the consistency in our methodology. For the year ended December 31, 2012, this metric was 1.1%, which was calculated using the redundancy of $513.6. This metric was 0.5% for 2011 and 1.5% for 2010.

The following table shows the variance between total net incurred medical claims as reported in Note 12, "Medical Claims Payable," to our audited consolidated financial statements as of and for the year ended December 31, 2012 included in this Form 10-K, for each of 2011 and 2010 and the incurred claims for such years had it been determined retrospectively (computed as the difference between "net incurred medical claims – current year" for the year shown and "net incurred medical claims – prior years redundancies" for the immediately following year):

| | Years Ended December 31 | |
|---|---|---|
| | 2011 | 2010 |
| Total net incurred medical claims, as reported | $47,071.9 | $44,359.1 |
| Retrospective basis, as described above | 46,768.0 | 44,867.4 |
| Variance | $ 303.9 | $ (508.3) |
| Variance to total net incurred medical claims, as reported | 0.6 % | (1.1)% |

Given that our business is primarily short tailed (which means that medical claims are generally paid within twelve months of the member receiving service from the provider), the variance to total net incurred medical claims, as reported above, is used to assess the reasonableness of our estimate of ultimate incurred medical claims for a given calendar year with the benefit of one year of experience. We expect that substantially all of the development of the 2012 estimate of medical claims payable will be known during 2013.

The 2011 variance to total net incurred medical claims, as reported of 0.6% was smaller in absolute value than the 2010 percentage of (1.1)%. The 2011 variance was driven by the higher level of prior year redundancies in 2012 associated with 2011 claim payments.

***Income Taxes***

We account for income taxes in accordance with FASB guidance, which requires, among other things, the separate recognition of deferred tax assets and deferred tax liabilities. Such deferred tax assets and deferred tax liabilities represent the tax effect of temporary differences between financial reporting and tax reporting measured at tax rates enacted at the time the deferred tax asset or liability is recorded. A valuation allowance must be established for deferred tax assets if it is "more likely than not" that all or a portion may be unrealized. Our judgment is required in determining an appropriate valuation allowance.

At each financial reporting date, we assess the adequacy of the valuation allowance by evaluating each of our deferred tax assets based on the following:

- the types of temporary differences that created the deferred tax asset;
- the amount of taxes paid in prior periods and available for a carry-back claim;
- the forecasted future taxable income, and therefore, likely future deduction of the deferred tax item; and
- any significant other issues impacting the likely realization of the benefit of the temporary differences.

We, like other companies, frequently face challenges from tax authorities regarding the amount of taxes due. These challenges include questions regarding the timing and amount of deductions that we have taken on our tax returns. In evaluating any additional tax liability associated with various positions taken in our tax return filings, we record additional liabilities for potential adverse tax outcomes. Based on our evaluation of our tax positions, we believe we have appropriately accrued for uncertain tax benefits, as required by the guidance. To the extent we prevail in matters we have accrued for, our future effective tax rate would be reduced and net income would increase. If we are required to pay more than accrued, our future effective tax rate would increase and net income would decrease. Our effective tax rate and net income in any given future period could be materially impacted.

In the ordinary course of business, we are regularly audited by federal and other tax authorities, and from time to time, these audits result in proposed assessments. We believe our tax positions comply with applicable tax law and we intend to defend our positions vigorously through the federal, state and local appeals processes. We believe we have adequately provided for any reasonable foreseeable outcome related to these matters. Accordingly, although their ultimate resolution may require additional tax payments, we do not anticipate any material impact on our results of operations from these matters.

For additional information, see Note 8, "Income Taxes," to our audited consolidated financial statements as of and for the year ended December 31, 2012, included in this Form 10-K.

***Goodwill and Other Intangible Assets***

Our consolidated goodwill at December 31, 2012 was $17,510.5 and other intangible assets were $9,102.8. The sum of goodwill and other intangible assets represented 45.1% of our total consolidated assets and 111.8% of our consolidated shareholders' equity at December 31, 2012.

We follow FASB guidance for business combinations and goodwill and other intangible assets, which specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill. Under the guidance, goodwill and other intangible assets (with indefinite lives) are not amortized but are tested for impairment at least annually. Furthermore, goodwill and other intangible assets are allocated to reporting units for purposes of the annual impairment test. Our impairment tests require us to make assumptions and judgments regarding the estimated fair value of our reporting units, which include goodwill and other intangible assets. In addition, certain other intangible assets with indefinite lives, such as trademarks, are also tested separately.

We complete our annual impairment tests of existing goodwill and other intangible assets with indefinite lives during the fourth quarter of each year. These tests involve the use of estimates related to the fair value of goodwill at the reporting unit level and other intangible assets with indefinite lives, and require a significant degree of management judgment and the use of subjective assumptions. Certain interim impairment tests are also performed during interim periods when potential impairment indicators exist or changes in our business or other triggering events occur.

Fair value is estimated using the income and market approaches for goodwill at the reporting unit level and the income approach for our indefinite lived intangible assets. Use of the income and market approaches for our goodwill impairment test reflects our view that both valuation methodologies provide a reasonable estimate of fair value. The income approach is developed using assumptions about future revenue, expenses and net income derived from our internal planning process. These estimated future cash flows are then discounted. Our assumed discount rate is based on our industry's weighted-average cost of capital. Market valuations are based on observed multiples of certain measures including membership, revenue and EBITDA (earnings before interest, taxes, depreciation and amortization) and include market comparisons to publicly traded companies in our industry.

We did not incur any impairment losses as a result of our 2012 annual impairment tests. However, as a result of certain provisions of Health Care Reform, along with current economic conditions resulting in high unemployment rates, we have experienced lower operating margins in certain lines of business. Those margins could become further compressed if unemployment levels remain high and as the more significant components of Health Care Reform become effective on January 1, 2014. As a result, the estimated fair values of certain of our reporting units with goodwill could fall below their carrying values and we may be required to record impairment losses in future periods.

While we believe we have appropriately allocated the purchase price of our acquisitions, this allocation requires many assumptions to be made regarding the fair value of assets and liabilities acquired. In addition, estimated fair values developed based on our assumptions and judgments might be significantly different if other reasonable assumptions and estimates were to be used. If estimated fair values are less than the carrying values of goodwill and other intangibles with indefinite lives in future annual impairment tests, or if significant impairment indicators are noted relative to other intangible assets subject to amortization, we may be required to record impairment losses against future income.

For additional information, see Note 10, "Goodwill and Other Intangible Assets," to our audited consolidated financial statements as of and for the year ended December 31, 2012, included in this Form 10-K.

***Investments***

Current and long-term available-for-sale investment securities were $18,586.9 at December 31, 2012 and represented 31.5% of our total consolidated assets at December 31, 2012. We classify fixed maturity and equity securities in our investment portfolio as "available-for-sale" or "trading" and report those securities at fair value. Certain fixed maturity securities are available to support current operations and, accordingly, we classify such investments as current assets without regard to their contractual maturity. Investments used to satisfy contractual, regulatory or other requirements are classified as long-term, without regard to contractual maturity.

We review investment securities to determine if declines in fair value below cost are other-than-temporary. This review is subjective and requires a high degree of judgment. We conduct this review on a quarterly basis, using both qualitative and quantitative factors, to determine whether a decline in value is other-than-temporary. Such factors considered include the length of time and the extent to which a security's market value has been less than its cost, the reasons for the decline in value (i.e., credit event compared to liquidity, general credit spread widening, currency exchange rate or interest rate factors), financial condition and near term prospects of the issuer, including the credit ratings and changes in the credit ratings of the issuer, recommendations of investment advisors, and forecasts of economic, market or industry trends. In addition, for equity securities, we determine whether we have the intent and ability to hold the security for a period of time to allow for a recovery of its fair value above its carrying amount. If any declines of equity securities are determined to be other-than-temporary, we charge the losses to income when that determination is made.

Certain FASB other-than-temporary impairment, or FASB OTTI, guidance applies to fixed maturity securities and provides guidance on the recognition and presentation of other-than-temporary impairments. In addition, this FASB OTTI guidance requires disclosures related to other-than-temporary impairments. If a fixed maturity security is in an unrealized loss position and we have the intent to sell the fixed maturity security, or it is more likely than not that we will have to sell the fixed maturity security before recovery of its amortized cost basis, the decline in value is deemed to be other-than-temporary and is recorded to other-than-temporary impairment losses recognized in income in our consolidated income statements. For impaired fixed maturity securities that we do not intend to sell or it is more likely than not that we will not have to sell such securities, but we expect that we will not fully recover the amortized cost basis, the credit component of the other-than-temporary impairment is recognized in other-than-temporary impairment losses recognized in income in our consolidated statements of income and the non-credit component of the other-than-temporary impairment is recognized in other comprehensive income. Furthermore, unrealized losses entirely caused by non-credit related factors related to fixed maturity securities for which we expect to fully recover the amortized cost basis continue to be recognized in accumulated other comprehensive income.

The credit component of an other-than-temporary impairment is determined by comparing the net present value of projected future cash flows with the amortized cost basis of the fixed maturity security. The net present value is calculated by discounting our best estimate of projected future cash flows at the effective interest rate implicit in the fixed maturity security at the date of acquisition. For mortgage-backed and asset-backed securities, cash flow estimates are based on assumptions regarding the underlying collateral including prepayment speeds, vintage, type of underlying asset, geographic concentrations, default rates, recoveries and changes in value. For all other debt securities, cash flow estimates are driven by assumptions regarding probability of default, including changes in credit ratings, and estimates regarding timing and amount of recoveries associated with a default.

We have a committee of certain accounting and investment associates and management that is responsible for managing the impairment review process. The current economic environment and volatility of securities markets increase the difficulty of assessing investment impairment and the same influences tend to increase the risk of potential impairment of these assets.

We believe we have adequately reviewed our investment securities for impairment and that our investment securities are carried at fair value. However, over time, the economic and market environment may provide additional insight regarding the fair value of certain securities, which could change our judgment regarding impairment. This could result in other-than-temporary impairment losses on investments being charged against future income. Given the current market conditions and the significant judgments involved, there is continuing risk that further declines in fair value may occur and additional, material other-than-temporary impairment losses on investments may be recorded in future periods.

In addition to available-for-sale investment securities, we held additional long-term investments of $1,387.7, or 2.4% of total consolidated assets, at December 31, 2012. These long-term investments consisted primarily of real estate, cash surrender value of corporate-owned life insurance policies and certain other equity method investments. Due to their less liquid nature, these investments are classified as long-term.

Through our investing activities, we are exposed to financial market risks, including those resulting from changes in interest rates and changes in equity market valuations. We manage the market risks through our investment policy, which establishes credit quality limits and limits on investments in individual issuers. Ineffective management of these risks could have an impact on our future earnings and financial position. Our investment portfolio includes fixed maturity securities with a fair value of $17,344.4 at December 31, 2012. The weighted-average credit rating of these securities was "A" as of December 31, 2012. Included in this balance are investments in fixed maturity securities of states, municipalities and political subdivisions and mortgage-backed securities of $2,029.5 and $16.9, respectively, that are guaranteed by third parties. With the exception of eleven securities with a fair value of $16.9, these securities are all investment-grade and carry a weighted-average credit rating of "AA" as of December 31, 2012 with a guarantee by a third party. The securities are guaranteed by a number of different guarantors and we do not have any significant exposure to any single guarantor (neither indirect through the guarantees, nor direct through investment in the guarantor). Further, due to the high underlying credit rating of the issuers, the weighted-average credit rating of these securities without the guarantee was "AA" as of December 31, 2012 for the securities for which such information is available.

Fair values of available-for-sale fixed maturity and equity securities are based on quoted market prices, where available. These fair values are obtained primarily from third party pricing services, which generally use Level I or Level II inputs for the determination of fair value in accordance with FASB guidance for fair value measurements and disclosures. We have controls in place to review the third party pricing services' qualifications and procedures used to determine fair values. In addition, we periodically review the third party pricing services' pricing methodologies, data sources and pricing inputs to ensure the fair values obtained are reasonable.

We obtain only one quoted price for each security from third party pricing services, which are derived through recently reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information. For securities not actively traded, the third party pricing services may use quoted market prices of comparable instruments or discounted cash flow analyses, incorporating inputs that are currently observable in the markets for similar securities. Inputs that are often used in the valuation methodologies include, but are not limited to, broker quotes, benchmark yields, credit spreads, default rates and prepayment speeds. As we are responsible for the determination of fair value, we perform monthly analysis on the prices received from third parties to determine whether the prices are reasonable estimates of fair value. Our analysis includes a review of month-to-month price fluctuations. If unusual fluctuations are noted in this review, we may obtain additional information from other pricing services to validate the quoted price. There were no adjustments to quoted market prices obtained from third party pricing services during the years ended December 31, 2012 and 2011.

In certain circumstances, it may not be possible to derive pricing model inputs from observable market activity, and therefore, such inputs are estimated internally. Such securities are designated Level III in accordance with FASB guidance. Securities designated Level III at December 31, 2012 totaled $155.5 and represented less than 1% of our total assets measured at fair value on a recurring basis. Our Level III securities primarily consisted of certain inverse floating rate securities, structured securities, and municipal bonds that were thinly traded or not traded at all due to concerns in the securities markets and the resulting lack of liquidity. Consequently, observable inputs were not always available and the fair values of these securities were estimated using internal estimates for inputs including, but not limited to, prepayment speeds, credit spreads, default rates and benchmark yields.

For additional information, see Part II, Item 7A "Quantitative and Qualitative Disclosures about Market Risk" in this Form 10-K, and Note 2, "Basis of Presentation and Significant Accounting Policies," Note 5, "Investments," and Note 7, "Fair Value," to our audited consolidated financial statements as of and for the year ended December 31, 2012, included in this Form 10-K.

***Retirement Benefits***

**Pension Benefits**

We sponsor defined benefit pension plans for some of our employees. These plans are accounted for in accordance with FASB guidance for retirement benefits, which requires that amounts recognized in financial statements be determined on an actuarial basis. As permitted by the guidance, we calculate the value of plan assets as described below. Further, the difference between our expected rate of return and the actual performance of plan assets, as well as certain changes in pension liabilities, are amortized over future periods.

An important factor in determining our pension expense is the assumption for expected long-term return on plan assets. As of our December 31, 2012 measurement date, we selected a weighted-average long-term rate of return on plan assets of 7.66%, compared with our prior year assumption of 8.00%. We use a total portfolio return analysis in the development of our assumption. Factors such as past market performance, the long-term relationship between fixed maturity and equity securities, interest rates, inflation and asset allocations are considered in the assumption. The assumption includes an estimate of the additional return expected from active management of the investment portfolio. Peer data and an average of historical returns are also reviewed for appropriateness of the selected assumption. We believe our assumption of future returns is reasonable. However, if we lower our expected long-term return on plan assets, future contributions to the pension plan and pension expense would likely increase.

This assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over three years, producing the expected return on plan assets that is included in the determination of pension expense. The difference between this expected return and the actual return on plan assets is deferred and amortized over the average remaining service of the workforce as a component of pension expense. The net deferral of past asset gains or losses affects the calculated value of plan assets and, ultimately, future pension expense.

The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year based on our most recent measurement date (December 31, 2012). The selected weighted-average discount rate was 3.60%, which was developed using a yield curve approach. Using yields available on high-quality fixed maturity securities with various maturity dates, the yield curve approach provides a "customized" rate, which is meant to match the expected cash flows of our specific benefit plans. The net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, have been deferred and amortized as a component of pension expense in accordance with the FASB guidance.

In managing the plan assets, our objective is to be a responsible fiduciary while minimizing financial risk. Plan assets include a diversified mix of investment grade fixed maturity securities, equity securities and alternative investments across a range of sectors and levels of capitalization to maximize the long-term return for a prudent level of risk. In addition to producing a reasonable return, the investment strategy seeks to minimize the volatility in our expense and cash flow.

**Other Postretirement Benefits**

We provide most associates with certain medical, vision and dental benefits upon retirement. We use various actuarial assumptions, including a discount rate and the expected trend in health care costs, to estimate the costs and benefit obligations for our retiree benefits.

At our December 31, 2012 measurement date, the selected discount rate for all plans was 3.71% (compared to a discount rate of 4.36% at the December 31, 2011 measurement date). We developed this rate using a yield curve approach as described above.

The assumed health care cost trend rates used to measure the expected cost of pre-Medicare (those who are not currently eligible for Medicare benefits) other benefits at our December 31, 2012 measurement date was 8.00% for 2013 with a gradual decline to 4.50% by the year 2025. The assumed health care cost trend rates used to measure the expected cost of post-Medicare (those who are currently eligible for Medicare benefits) other benefits at our December 31, 2012 measurement date was 6.00% for 2013 with a gradual decline to 4.50% by the year 2021. These estimated trend rates are subject to change in the future. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, an increase in the assumed health care cost trend rate of one percentage point would increase the postretirement benefit obligation as of December 31, 2012 by $47.1 and would increase service and interest costs by $2.4. Conversely, a decrease in the assumed health care cost trend rate of one percentage point would decrease the postretirement benefit obligation by $40.2 as of December 31, 2012 and would decrease service and interest costs by $2.0.

For additional information regarding our retirement benefits, see Note 11, "Retirement Benefits," to our audited consolidated financial statements as of and for the year ended December 31, 2012, included in this Form 10-K.

***New Accounting Pronouncements***

For information regarding new accounting pronouncements that were issued or became effective during the year ended December 31, 2012 that had, or are expected to have a material impact on our financial position, results of operations or financial statement disclosures, see the "New Accounting Pronouncements" section of Note 2, "Basis of Presentation and Significant Accounting Policies" to our audited consolidated financial statements included in Part II, Item 8 of this Form 10-K.

**Liquidity and Capital Resources**

***Introduction***

Our cash receipts result primarily from premiums, administrative fees, investment income, other revenue, proceeds from the sale or maturity of our investment securities, proceeds from borrowings, and proceeds from exercise of stock options. Cash disbursements result mainly from claims payments, administrative expenses, taxes, purchases of investment securities, interest expense, payments on borrowings, acquisitions, repurchases of our common stock, capital expenditures and the payment of shareholder cash dividends. Cash outflows fluctuate with the amount and timing of settlement of these transactions. Any future decline in our profitability would likely have some negative impact on our liquidity.

We manage our cash, investments and capital structure so we are able to meet the short and long-term obligations of our business while maintaining financial flexibility and liquidity. We forecast, analyze and monitor our cash flows to enable investment and financing within the overall constraints of our financial strategy.

A substantial portion of the assets held by our regulated subsidiaries are in the form of cash and cash equivalents and investments. After considering expected cash flows from operating activities, we generally invest cash that exceeds our near term obligations in longer term marketable fixed maturity securities to improve our overall investment income returns. Our investment strategy is to make investments consistent with insurance statutes and other regulatory requirements, while preserving our asset base. Our investments are generally available-for-sale to meet liquidity and other needs. Our subsidiaries pay out excess capital annually in the form of dividends to their respective parent companies for general corporate use, as permitted by applicable regulations.

The availability of financing in the form of debt or equity is influenced by many factors including our profitability, operating cash flows, debt levels, debt ratings, contractual restrictions, regulatory requirements and market conditions. The securities and credit markets have in the past experienced higher than normal volatility, although current market conditions are more stable. During recent years, the Federal Government and various governmental agencies have taken a number of steps to restore liquidity in the financial markets and to help relieve the credit crisis and strengthen the regulation of the financial services market. In addition, governments around the world have developed their own plans to provide liquidity and security in the credit markets and to ensure adequate capital in certain financial institutions.

We have a $2,500.0 commercial paper program. Should commercial paper issuance be unavailable, we intend to use a combination of cash on hand and/or our $2,000.0 senior revolving credit facility to redeem our commercial paper when it matures. While there is no assurance in the current economic environment, we believe the lenders participating in our credit facility will be willing and able to provide financing in accordance with their legal obligations. In addition to the $2,000.0 senior revolving credit facility, we estimate that we will receive approximately $2,284.0 of dividends from our subsidiaries during 2013, which also provides further operating and financial flexibility.

The table below outlines the cash flows provided by or used in operating, investing and financing activities for the years ended December 31, 2012, 2011 and 2010:

| | Years Ended December 31 | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Cash flows provided by (used in): | | | |
| Operating activities | $ 2,744.6 | $ 3,374.4 | $ 1,416.7 |
| Investing activities | (4,551.6) | (942.0) | (1,271.5) |
| Financing activities | 2,088.9 | (2,019.2) | (3,169.3) |
| Effect of foreign exchange rates on cash and cash equivalents | 1.1 | (0.4) | (3.2) |
| Increase (decrease) in cash and cash equivalents | $ 283.0 | $ 412.8 | $(3,027.3) |

### *Liquidity— Year Ended December 31, 2012 Compared to Year Ended December 31, 2011*

During the year ended December 31, 2012, net cash flow provided by operating activities was $2,744.6, compared to $3,374.4 for the year ended December 31, 2011, a decrease of $629.8. This decrease was driven primarily by payments related to the run-out of medical claims for former members, net operating cash outflows by our Amerigroup subsidiary during the post-acquisition period (including claims payments, change-in-control payments and payments for transaction costs), increased litigation settlement payments and the addition of required minimum medical loss ratio rebate payments in 2012 (which were established as liabilities during the year ended December 31, 2011).

Net cash flow used in investing activities was $4,551.6 during the year ended December 31, 2012, compared to $942.0 for the year ended December 31, 2011. The increase in cash flow used in investing activities of $3,609.6 between the two periods primarily resulted from an increase in the purchase of subsidiaries, reflecting the acquisitions of Amerigroup and 1-800 CONTACTS during 2012, and an increase in purchases of property and equipment, partially offset by changes in securities lending collateral and an increase in the net proceeds from the sales of investments.

Net cash flow provided by financing activities was $2,088.9 during the year ended December 31, 2012, compared to net cash flow used in financing activities of $2,019.2 for the year ended December 31, 2011. The increase in cash flow provided by financing activities of $4,108.1 primarily resulted from an increase in net proceeds from long-term borrowings and a decrease in common stock repurchases, partially offset by changes in bank overdrafts, changes in securities lending payable and a decrease in the proceeds from the issuance of common stock under our employee stock plans.

***Liquidity—Year Ended December 31, 2011 Compared to Year Ended December 31, 2010***

During the year ended December 31, 2011, net cash flow provided by operating activities was $3,374.4, compared to $1,416.7 for the year ended December 31, 2010, an increase of $1,957.7. This increase resulted primarily from tax payments of $1,208.0 to the IRS during 2010 related to the gain we realized on the 2009 sale of our PBM business.

Net cash flow used in investing activities was $942.0 during the year ended December 31, 2011, compared to $1,271.5 for the year ended December 31, 2010. The decrease in cash flow used in investing activities of $329.5 between the two periods primarily resulted from changes in securities lending collateral and increases in net proceeds from the sale of investments, partially offset by the purchase of CareMore and an increase in the net purchases of property and equipment.

Net cash flow used in financing activities was $2,019.2 during the year ended December 31, 2011, compared to $3,169.3 for the year ended December 31, 2010. The decrease in cash flow used in financing activities of $1,150.1 primarily resulted from decreases in share repurchases, increases in net proceeds from commercial paper borrowings and changes in bank overdrafts, partially offset by changes in securities lending payable, cash dividends paid and an increase in repayments of debt borrowings.

***Financial Condition***

We maintained a strong financial condition and liquidity position, with consolidated cash, cash equivalents and investments, including long-term investments, of $22,474.0 at December 31, 2012. Since December 31, 2011, total cash, cash equivalents and investments, including long-term investments, increased by $1,777.5 primarily due to cash generated from operations and increased debt balances, partially offset by cash used in our acquisitions of Amerigroup and 1-800 CONTACTS, common stock repurchases, purchases of property and equipment and cash dividends to shareholders.

Many of our subsidiaries are subject to various government regulations that restrict the timing and amount of dividends and other distributions that may be paid to their respective parent companies. In addition, we have agreed to certain undertakings to regulatory authorities, including the requirement to maintain certain capital levels in certain of our subsidiaries.

At December 31, 2012, we held at the parent company $2,029.0 of cash and cash equivalents and investments, which is available for general corporate use, including investment in our businesses, acquisitions, potential future share repurchases and shareholder dividends and debt and interest payments.

We calculate a non-GAAP measure, our consolidated debt-to-capital ratio, which we believe assists investors and rating agencies in measuring our overall leverage and additional borrowing capacity. In addition, our bank covenants indicate a maximum debt-to-capital ratio that we cannot exceed. Our targeted range of debt-to-capital ratio is 25% to 35%. Our debt-to-capital ratio is calculated as the sum of debt divided by the sum of debt plus shareholders' equity. Our debt-to-capital ratio may not be comparable to similarly titled measures reported by other companies. Our consolidated debt-to-capital ratio was 38.6% and 29.7% as of December 31, 2012 and December 31, 2011, respectively. The increase in our consolidated debt-to-capital ratio at December 31, 2012 was primarily due to the increased debt we incurred to finance our acquisition of Amerigroup. We expect that over time, our consolidated debt-to-capital ratio will return to be within the targeted range stated above.

Our senior debt is rated "A-" by Standard & Poor's, "BBB+" by Fitch, Inc., "Baa2" by Moody's Investor Service, Inc. and "bbb+" by AM Best Company, Inc. We intend to maintain our senior debt investment grade ratings. A significant downgrade in our debt ratings could adversely affect our borrowing capacity and costs.

***Future Sources and Uses of Liquidity***

We have a shelf registration statement on file with the Securities and Exchange Commission, or SEC, to register an unlimited amount of any combination of debt or equity securities in one or more offerings. Specific information regarding terms and securities being offered will be provided at the time of an offering. Proceeds from future offerings are expected to be used for general corporate purposes, including, but not limited to, the repayment of debt, investments in or extensions of credit to our subsidiaries and the financing of possible acquisitions or business expansion.

We have a senior credit facility, or the facility, with certain lenders for general corporate purposes. The facility, as amended, provides credit up to $2,000.0 and matures on September 29, 2016. The interest rate on the facility is based on either (i) the LIBOR rate plus a predetermined percentage rate based on our credit rating at the date of utilization, or (ii) a base rate as defined in the facility agreement plus a predetermined percentage rate based on our credit rating at the date of utilization. Our ability to borrow under the facility is subject to compliance with certain covenants. There were no amounts outstanding under the facility as of December 31, 2012.

We have an authorized commercial paper program of up to $2,500.0, the proceeds of which may be used for general corporate purposes. At December 31, 2012 and 2011, $570.9 and $799.8, respectively, were outstanding under our commercial paper program. Commercial paper borrowings have been classified as long-term debt at December 31, 2012 and 2011 as our practice and intent is to replace short-term commercial paper outstanding at expiration with additional short-term commercial paper for an uninterrupted period extending for more than one year and we have the ability to redeem our commercial paper with borrowings under the senior credit facility described above.

We are a member, through certain subsidiaries, of the Federal Home Loan Bank of Indianapolis and the Federal Home Loan Bank of Cincinnati, collectively, the FHLBs, and as a member we have the ability to obtain short-term cash advances subject to certain minimum collateral requirements. At December 31, 2012 and 2011, $250.0 and $100.0, respectively, were outstanding under our short-term FHLBs borrowings.

As a result of our acquisition of Amerigroup on December 24, 2012, the carrying amount of $556.9 of Amerigroup's $475.0 of 7.500% senior unsecured notes due 2019 has been included in our consolidated balance sheet as of December 31, 2012. On January 25, 2013 we redeemed the outstanding principal balance of these notes, plus applicable premium for early redemption, for cash totaling $555.6. The weighted-average redemption price of the notes was approximately 117% of the principal amount outstanding.

On October 9, 2012, we issued $1,500.0 of senior convertible debentures, or the Debentures. The Debentures are governed by an indenture, or the Indenture, dated as of October 9, 2012 between us and The Bank of New York Mellon Trust Company, N.A., as trustee. The Debentures bear interest at a rate of 2.750% per year, payable semi-annually in arrears in cash on April 15 and October 15 of each year, and mature on October 15, 2042, unless earlier redeemed, repurchased or converted. We used approximately $371.0 of the net proceeds from the issuance to repurchase shares of our common stock concurrently with the offering of the Debentures, and the balance was used for general corporate purposes, including but not limited to additional purchases of shares of our common stock pursuant to our share repurchase program and the repayment of short-term and/or long-term debt. For additional information related to the Debentures, including the circumstances under which holders may convert the Debentures, see Note 13, "Debt" to our audited consolidated financial statements as of and for the year ended December 31, 2012, included in this Form 10-K.

On September 10, 2012, we issued $625.0 of 1.250% notes due 2015, $625.0 of 1.875% notes due 2018, $1,000.0 of 3.300% notes due 2023 and $1,000.0 of 4.650% notes due 2043 under our shelf registration statement. We used the net proceeds of this offering to pay a portion of the consideration for our acquisition of Amerigroup and the balance for general corporate purposes. The notes have a call feature that allows us to repurchase the notes at any time at our option and a put feature that allows a note holder to require us to repurchase the notes upon the occurrence of both a change in control event and a downgrade of the notes below an investment grade rating.

At maturity on August 1, 2012, we repaid the $800.0 outstanding balance of our 6.800% senior unsecured notes.

On May 7, 2012, we issued $850.0 of 3.125% notes due 2022 and $900.0 of 4.625% notes due 2042 under our shelf registration statement. We used the proceeds from this offering for working capital and for general corporate purposes, including, but not limited to, repayment of short-term and long-term debt. The notes have a call feature that allows us to repurchase the notes at any time at our option and a put feature that allows a note holder to require us to repurchase the notes upon the occurrence of both a change in control event and a downgrade of the notes below an investment grade rating.

At maturity on April 9, 2012, we refinanced the $100.0 outstanding balance of our long-term 1.430% fixed rate FHLB secured loan to a three month term loan with a fixed interest rate of 0.370% which matured on July 9, 2012.

At maturity on January 17, 2012, we repaid the $350.0 outstanding balance of our 6.375% senior unsecured notes.

As discussed in "Financial Condition" above, many of our subsidiaries are subject to various government regulations that restrict the timing and amount of dividends and other distributions that may be paid. Based upon these requirements, we are currently estimating approximately $2,284.0 of dividends to be paid to the parent company during 2013. During 2012, we received $2,935.1 of dividends from our subsidiaries.

We regularly review the appropriate use of capital, including common stock repurchases and dividends to shareholders. The declaration and payment of any dividends or repurchases of our common stock is at the discretion of our Board of Directors and depends upon our financial condition, results of operations, future liquidity needs, regulatory and capital requirements and other factors deemed relevant by our Board of Directors.

A summary of the cash dividend activity for the year ended December 31, 2012 is as follows:

| Declaration Date | Record Date | Payment Date | Cash Dividend per Share | Total |
|---|---|---|---|---|
| January 24, 2012 | March 9, 2012 | March 23, 2012 | $ 0.2875 | $ 95.8 |
| May 16, 2012 | June 8, 2012 | June 25, 2012 | 0.2875 | 93.5 |
| July 24, 2012 | September 10, 2012 | September 25, 2012 | 0.2875 | 90.7 |
| November 6, 2012 | December 7, 2012 | December 21, 2012 | 0.2875 | 87.1 |

On February 20, 2013, our Board of Directors increased the quarterly shareholder cash dividend to $0.375 per share on the outstanding shares of our common stock. This increased quarterly dividend is payable on March 25, 2013 to shareholders of record as of March 8, 2013.

A summary of share repurchases for the period January 1, 2013 through February 8, 2013 (subsequent to December 31, 2012) and for the year ended December 31, 2012 is as follows:

| | January 1, 2013 Through February 8, 2013 | Year Ended December 31, 2012 |
|---|---|---|
| Shares repurchased | 1.1 | 39.7 |
| Average price per share | $ 59.01 | $ 62.96 |
| Aggregate cost | $ 64.4 | $ 2,496.8 |
| Authorization remaining at the end of each period | $ 1,772.5 | $ 1,836.9 |

We expect to utilize unused authorization remaining at December 31, 2012 over a multi-year period, subject to market and industry conditions. Our stock repurchase program is discretionary as we are under no obligation to repurchase shares. We repurchase shares when we believe it is a prudent use of capital.

Our current retirement benefits funding strategy is to fund an amount at least equal to the minimum required funding as determined under ERISA with consideration of maximum tax deductible amounts. We may elect to make discretionary contributions up to the maximum amount deductible for income tax purposes. For the year ended December 31, 2012, no material contributions were necessary to meet ERISA required funding levels. However, during the year ended December 31, 2012, we made tax deductible discretionary contributions to the pension benefit plans and other benefit plans of $34.5 and $0.0, respectively.

### *Contractual Obligations and Commitments*

Our estimated contractual obligations and commitments as of December 31, 2012 are as follows:

| | | Payments Due by Period | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 Year | 1-3 Years | 3-5 Years | More than 5 Years |
| Debt, including capital leases[1] | $23,815.1 | $1,969.6 | $2,668.9 | $3,177.2 | $15,999.4 |
| Operating lease commitments | 801.8 | 128.7 | 231.9 | 171.0 | 270.2 |
| Projected other postretirement benefits | 486.8 | 38.6 | 125.1 | 129.6 | 193.5 |
| Purchase obligations: | | | | | |
| IBM outsourcing agreements[2] | 445.0 | 193.9 | 251.1 | — | — |
| Other purchase obligations[3] | 1,793.3 | 941.8 | 606.3 | 214.4 | 30.8 |
| Other long-term liabilities[4] | 989.9 | — | 403.8 | 379.6 | 206.5 |
| Venture capital commitments | 288.1 | 102.7 | 100.0 | 60.9 | 24.5 |
| Total contractual obligations and commitments | $28,620.0 | $3,375.3 | $4,387.1 | $4,132.7 | $16,724.9 |

1 Includes estimated interest expense.

[2] Relates to agreements with International Business Machines Corporation, or IBM, to provide information technology infrastructure services. See Note 14, "Commitments and Contingences," to the audited consolidated financial statements as of and for the year ended December 31, 2012 included in this Form 10-K for further information.

[3] Includes obligations related to non-IBM information technology service agreements and telecommunication contracts.

[4] Estimated future payments for funded pension benefits have been excluded from this table as we had no funding requirements under ERISA at December 31, 2012 as a result of the value of the assets in the plans. In addition, amount includes other obligations resulting from third-party service contracts.

The above table does not contain $159.2 of gross liabilities for uncertain tax positions and interest for which we cannot reasonably estimate the timing of the resolutions with the respective taxing authorities. See Note 8, "Income Taxes," to the audited consolidated financial statements as of and for the year ended December 31, 2012 included in this Form 10-K for further information.

In addition to the contractual obligations and commitments discussed above, we have a variety of other contractual agreements related to acquiring materials and services used in our operations. However, we do not believe these other agreements contain material noncancelable commitments.

We believe that funds from future operating cash flows, cash and investments and funds available under our senior credit facility or from public or private financing sources will be sufficient for future operations and commitments, and for capital acquisitions and other strategic transactions.

***Off-Balance Sheet Arrangements***

We do not have any off-balance sheet arrangements that will require funding in future periods.

***Risk-Based Capital***

Our regulated subsidiaries' states of domicile have statutory risk-based capital, or RBC, requirements for health and other insurance companies largely based on the National Association of Insurance Commissioners, or NAIC, RBC Model Act. These RBC requirements are intended to measure capital adequacy, taking into account the risk characteristics of an insurer's investments and products. The NAIC sets forth the formula for calculating the RBC requirements, which are designed to take into account asset risks, insurance risks, interest rate risks and other relevant risks with respect to an individual insurance company's business. In general, under this Act, an insurance company must submit a report of its RBC level to the state insurance regulator at the end of each calendar year. Our risk-based capital as of December 31, 2012, which was the most recent date for which reporting was required, was in excess of all mandatory RBC thresholds. In addition to exceeding the RBC requirements, we are in compliance with the liquidity and capital requirements for a licensee of the BCBSA and with the tangible net worth requirements applicable to certain of our California subsidiaries.

## Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

*This document contains certain forward-looking information about us that is intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not generally historical facts. Words such as "expect(s)," "feel(s)," "believe(s)," "will," "may," "anticipate(s)," "intend," "estimate," "project" and similar expressions are intended to identify forward-looking statements, which generally are not historical in nature. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond our control, that could cause actual results to differ* *materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in our public filings with the U.S. Securities and Exchange Commission, or SEC; increased government participation in, or regulation or taxation of health benefits and managed care operations, including, but not limited to, the impact of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010; trends in health care costs and utilization rates; our ability to secure sufficient premium rates including regulatory approval for and implementation of such rates; our ability to contract with providers consistent with past practice; our ability to integrate and achieve expected synergies and operating efficiencies in the Amerigroup and 1-800 CONTACTS, Inc. acquisitions within the expected timeframes or at all and to successfully integrate our operations, as such integrations may be more difficult, time consuming or costly than expected, revenues following the transactions may be lower than expected and operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients and suppliers, may be greater than expected following the transactions; competitor pricing below market trends of increasing costs; reduced enrollment, as well as a negative change in our health care product mix; risks and uncertainties regarding Medicare and Medicaid programs, including those related to non-compliance with the complex regulations imposed thereon and funding risks with respect to revenue received from participation therein; a downgrade in our financial strength ratings; litigation and investigations targeted at our industry and our ability to resolve litigation and investigations within estimates; medical malpractice or professional liability claims or other risks related to health care services provided by our subsidiaries; risks inherent in selling health care products in the consumer retail market; our ability to repurchase shares of our common stock and pay dividends on our common stock due to the adequacy of our cash flow and earnings and other considerations; non-compliance by any party with the Express Scripts, Inc. pharmacy benefit management services agreement, which could result in financial penalties, our inability to meet customer demands, and sanctions imposed by governmental entities, including the Centers for Medicare and Medicaid Services; events that result in negative publicity for us or the health benefits industry; failure to effectively maintain and modernize our information systems and e-business organization and to maintain good relationships with third party vendors for information system resources; events that may negatively affect our licenses with the Blue Cross and Blue Shield Association; possible impairment of the value of our intangible assets if future results do not adequately support goodwill and other intangible assets; intense competition to attract and retain employees; unauthorized disclosure of member sensitive or confidential information; changes in the economic and market conditions, as well as regulations that may negatively affect our investment portfolios and liquidity; possible restrictions in the payment of dividends by our subsidiaries and increases in required minimum levels of capital and the potential negative effect from our substantial amount of outstanding indebtedness; general risks associated with mergers and acquisitions; various laws and provisions in our governing documents that may prevent or discourage takeovers and business combinations; future public health epidemics and catastrophes; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by federal securities law, we do not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in our SEC reports.*

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

*(In Millions, Except Per Share Data or As Otherwise Stated Herein)*

As a result of our investing and borrowing activities, we are exposed to financial market risks, including those resulting from changes in interest rates and changes in equity market valuations. Potential impacts discussed below are based upon sensitivity analyses performed on our financial position as of December 31, 2012. Actual results could vary from these estimates. Our primary objectives with our investment portfolio are to provide safety and preservation of capital, sufficient liquidity to meet cash flow requirements, the integration of investment strategy with the business operations and an attainment of a competitive after-tax total return.

**Investments**

Our investment portfolio is exposed to three primary sources of risk: credit quality risk, interest rate risk and market valuation risk.

The primary risks associated with our fixed maturity securities are credit quality risk and interest rate risk. Credit quality risk is defined as the risk of a credit downgrade to an individual fixed maturity security and the potential loss attributable to that downgrade. Credit quality risk is managed through our investment policy, which establishes credit quality limitations on the overall portfolio as well as diversification and percentage limits on securities of individual issuers. The result is a well-diversified portfolio of fixed maturity securities, with an average credit rating of approximately "A." Interest rate risk is defined as the potential for economic losses on fixed maturity securities due to a change in market interest rates. Our fixed maturity portfolio is invested primarily in U.S. government securities, corporate bonds, asset-backed bonds, mortgage-related securities and municipal bonds, all of which represent an exposure to changes in the level of market interest rates. Interest rate risk is managed by maintaining asset duration within a band based upon our liabilities, operating performance and liquidity needs. Additionally, we have the capability of holding any security to maturity, which would allow us to realize full par value.

Our portfolio includes corporate securities (approximately 43% of the total portfolio at December 31, 2012), which are subject to credit/default risk. In a declining economic environment, corporate yields will usually increase prompted by concern over the ability of corporations to make interest payments, thus causing a decrease in the price of corporate securities, and the decline in value of the corporate fixed maturity portfolio. This risk is managed through fundamental credit analysis, diversification of issuers and industries and an average credit rating of the corporate fixed maturity portfolio of approximately "BBB."

Our equity portfolio is comprised of large capitalization and small capitalization domestic equities, foreign equities and index mutual funds. Our equity portfolio is subject to the volatility inherent in the stock market, driven by concerns over economic conditions, earnings and sales growth, inflation, and consumer confidence. These systemic risks cannot be managed through diversification alone. However, more routine risks, such as stock/industry specific risks, are managed by investing in a diversified equity portfolio.

As of December 31, 2012, approximately 93.3% of our available-for-sale investments were fixed maturity securities. Market risk is addressed by actively managing the duration, allocation and diversification of our investment portfolio. We have evaluated the impact on the fixed maturity portfolio's fair value considering an immediate 100 basis point change in interest rates. A 100 basis point increase in interest rates would result in an approximate $740.4 decrease in fair value, whereas a 100 basis point decrease in interest rates would result in an approximate $744.3 increase in fair value. While we classify our fixed maturity securities as "available-for-sale" for accounting purposes, we believe our cash flows and duration of our portfolio should allow us to hold securities to maturity, thereby avoiding the recognition of losses should interest rates rise significantly.

Our available-for-sale equity securities portfolio, as of December 31, 2012, was approximately 6.7% of our investments. An immediate 10% decrease in each equity investment's value, arising from market movement, would result in a fair value decrease of $124.3. Alternatively, an immediate 10% increase in each equity investment's value, attributable to the same factor, would result in a fair value increase of $124.3.

For additional information regarding our investments, see Note 5, "Investments", to our audited consolidated financial statements as of and for the year ended December 31, 2012, and "Investments" within "Critical Accounting Policies and Estimates" in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Form 10-K.

## Long-Term Debt

Our total long-term debt at December 31, 2012 was $14,727.9, and included $570.9 of commercial paper. The carrying values of the commercial paper approximate fair value as the underlying instruments have variable interest rates at market value. The remainder of the debt includes senior unsecured notes, convertible debentures and subordinated surplus notes by one of our insurance subsidiaries. This debt is subject to interest rate risk as these instruments have fixed interest rates and the fair value is affected by changes in market interest rates. These senior unsecured notes had combined carrying and estimated fair value of $13,173.6 and $14,377.1, respectively, at December 31, 2012. The carrying value and estimated fair value of the convertible debentures were $958.1 and $1,613.4, respectively, at December 31, 2012. The carrying value and estimated fair value of the surplus notes were $25.0 and $29.7, respectively, at December 31, 2012.

Should interest rates increase or decrease in the future, the estimated fair value of our fixed rate debt would decrease or increase accordingly. For additional information regarding our long-term debt, see Note 13, "Debt" to our audited consolidated financial statements as of and for the year ended December 31, 2012, included in this Form 10-K.

## Derivatives

We have exposure to economic losses due to interest rate risk arising from changes in the level or volatility of interest rates. We attempt to mitigate our exposure to interest rate risk through the use of derivative financial instruments. These strategies include the use of interest rate swaps and forward contracts, which are used to lock-in interest rates or to hedge (on an economic basis) interest rate risks associated with variable rate debt. We have used these types of instruments as designated hedges against specific liabilities.

Changes in interest rates will affect the estimated fair value of these derivatives. As of December 31, 2012, we recorded a net asset of $58.5, the estimated fair value of the swaps at that date. We have evaluated the impact on the interest rate swap's fair value considering an immediate 100 basis point change in interest rates. A 100 basis point increase in interest rates would result in an approximate $70.7 decrease in fair value, whereas a 100 basis point decrease in interest rates would result in an approximate $70.7 increase in fair value.

We also utilize put and call options on the S&P 500 index to hedge (on an economic basis) the exposure of our equity security portfolio to fluctuations in the equity markets. While the impact of fluctuations in the equity markets on these derivatives are largely offset by changes in the fair values of our equity security portfolio, the change in fair value of the derivatives is recognized immediately in our income statement, whereas the change in fair value of our equity securities is recognized in accumulated other comprehensive income. Accordingly, a decrease in the S&P 500 index of 10% would result in an approximate increase of $64.2 in the fair value of these derivatives. An increase in the S&P 500 index of 10% would result in an approximate decrease of $63.7 in the fair value of these derivatives.

For additional information regarding our derivatives, see Note 6, "Derivatives" to our audited consolidated financial statements as of and for the year ended December 31, 2012, included in this Form 10-K. Also for accounting related to securities in our equity portfolio, see "Critical Accounting Policies and Estimates – Investments" within Part II, Item 7. "Management Discussion and Analysis of Financial Condition and Results of Operations" included in this Form 10-K.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

### WELLPOINT, INC.

### CONSOLIDATED FINANCIAL STATEMENTS

### Years ended December 31, 2012, 2011 and 2010

### Contents

## Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
WellPoint, Inc.

We have audited the accompanying consolidated balance sheets of WellPoint, Inc. (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of WellPoint, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), WellPoint, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Indianapolis, Indiana
February 22, 2013

# WellPoint, Inc.
# Consolidated Balance Sheets

| *(In millions, except share data)* | December 31, 2012 | December 31, 2011 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 2,484.6 | $ 2,201.6 |
| Investments available-for-sale, at fair value: | | |
| Fixed maturity securities (amortized cost of $16,033.1 and $15,233.6) | 16,912.9 | 15,913.1 |
| Equity securities (cost of $869.9 and $937.7) | 1,212.4 | 1,188.1 |
| Other invested assets, current | 14.8 | 14.8 |
| Accrued investment income | 162.2 | 172.0 |
| Premium and self-funded receivables | 3,687.4 | 3,402.9 |
| Other receivables | 928.8 | 943.9 |
| Income taxes receivable | 228.5 | 105.8 |
| Securities lending collateral | 564.6 | 871.4 |
| Deferred tax assets, net | 243.2 | 424.8 |
| Other current assets | 1,829.0 | 1,859.0 |
| Total current assets | 28,268.4 | 27,097.4 |
| Long-term investments available-for-sale, at fair value: | | |
| Fixed maturity securities (amortized cost of $426.0 and $240.8) | 431.5 | 246.8 |
| Equity securities (cost of $27.1 and $28.4) | 30.1 | 28.8 |
| Other invested assets, long-term | 1,387.7 | 1,103.3 |
| Property and equipment, net | 1,738.3 | 1,418.1 |
| Goodwill | 17,510.5 | 13,858.7 |
| Other intangible assets | 9,102.8 | 7,931.7 |
| Other noncurrent assets | 486.1 | 478.4 |
| **Total assets** | $58,955.4 | $52,163.2 |
| **Liabilities and shareholders' equity** | | |
| **Liabilities** | | |
| Current liabilities: | | |
| Policy liabilities: | | |
| Medical claims payable | $ 6,174.5 | $ 5,489.0 |
| Reserves for future policy benefits | 61.3 | 55.1 |
| Other policyholder liabilities | 2,345.7 | 2,278.2 |
| Total policy liabilities | 8,581.5 | 7,822.3 |
| Unearned income | 968.3 | 926.5 |
| Accounts payable and accrued expenses | 3,132.5 | 3,124.1 |
| Security trades pending payable | 69.3 | 51.7 |
| Securities lending payable | 564.7 | 872.5 |
| Short-term borrowings | 250.0 | 100.0 |
| Current portion of long-term debt | 557.1 | 1,274.5 |
| Other current liabilities | 1,713.5 | 1,727.1 |
| Total current liabilities | 15,836.9 | 15,898.7 |
| Long-term debt, less current portion | 14,170.8 | 8,465.7 |
| Reserves for future policy benefits, noncurrent | 750.8 | 730.7 |
| Deferred tax liabilities, net | 3,381.0 | 2,724.0 |
| Other noncurrent liabilities | 1,013.2 | 1,055.9 |
| **Total liabilities** | 35,152.7 | 28,875.0 |
| Commitments and contingencies—Note 14 | | |
| Shareholders' equity | | |
| Preferred stock, without par value, shares authorized—100,000,000; shares issued and outstanding—none | — | — |
| Common stock, par value $0.01, shares authorized—900,000,000; shares issued and outstanding: 304,715,144 and 339,372,680 | 3.0 | 3.4 |
| Additional paid-in capital | 10,853.5 | 11,679.2 |
| Retained earnings | 12,647.1 | 11,490.7 |
| Accumulated other comprehensive income | 299.1 | 114.9 |
| **Total shareholders' equity** | 23,802.7 | 23,288.2 |
| **Total liabilities and shareholders' equity** | $58,955.4 | $52,163.2 |

*See accompanying notes.*

# WellPoint, Inc.
## Consolidated Statements of Income

| *(In millions, except per share data)* | Years Ended December 31 | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Revenues** | | | |
| Premiums | $56,496.7 | $55,969.6 | $53,973.6 |
| Administrative fees | 3,934.1 | 3,854.6 | 3,730.4 |
| Other revenue | 297.7 | 41.0 | 36.5 |
| Total operating revenue | 60,728.5 | 59,865.2 | 57,740.5 |
| Net investment income | 686.1 | 703.7 | 803.3 |
| Net realized gains on investments | 334.9 | 235.1 | 194.1 |
| Other-than-temporary impairment losses on investments: | | | |
| Total other-than-temporary impairment losses on investments | (41.2) | (114.7) | (70.8) |
| Portion of other-than-temporary impairment losses recognized in other comprehensive income | 3.4 | 21.4 | 31.4 |
| Other-than-temporary impairment losses recognized in income | (37.8) | (93.3) | (39.4) |
| Total revenues | 61,711.7 | 60,710.7 | 58,698.5 |
| **Expenses** | | | |
| Benefit expense | 48,213.6 | 47,647.5 | 44,930.4 |
| Selling, general and administrative expense: | | | |
| Selling expense | 1,586.9 | 1,616.8 | 1,610.3 |
| General and administrative expense | 7,151.4 | 6,818.8 | 7,122.3 |
| Total selling, general and administrative expense | 8,738.3 | 8,435.6 | 8,732.6 |
| Cost of products | 137.4 | — | — |
| Interest expense | 511.8 | 430.3 | 418.9 |
| Amortization of other intangible assets | 245.1 | 239.4 | 241.7 |
| Impairment of other intangible assets | — | — | 21.1 |
| Total expenses | 57,846.2 | 56,752.8 | 54,344.7 |
| **Income before income tax expense** | 3,865.5 | 3,957.9 | 4,353.8 |
| Income tax expense | 1,210.0 | 1,311.2 | 1,466.7 |
| Net income | $ 2,655.5 | $ 2,646.7 | $ 2,887.1 |
| **Net income per share** | | | |
| Basic | $ 8.26 | $ 7.35 | $ 7.03 |
| Diluted | $ 8.18 | $ 7.25 | $ 6.94 |
| **Dividends per share** | $ 1.15 | $ 1.00 | $ — |

*See accompanying notes.*

# WellPoint, Inc.
# Consolidated Statements of Comprehensive Income

| *(In millions)* | Years Ended December 31 | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Net income** | $2,655.5 | $2,646.7 | $2,887.1 |
| **Other comprehensive income, net of tax:** | | | |
| Change in net unrealized gains/losses on investments | 189.9 | 20.6 | 125.1 |
| Change in non-credit component of other-than-temporary impairment losses on investments | 4.5 | (0.7) | 14.7 |
| Change in net unrealized gains/losses on cash flow hedges | 0.1 | (10.0) | (14.5) |
| Change in net periodic pension and postretirement costs | (10.9) | (119.8) | 32.9 |
| Foreign currency translation adjustments | 0.6 | 0.2 | (1.7) |
| **Other comprehensive income (loss)** | 184.2 | (109.7) | 156.5 |
| **Total comprehensive income** | $2,839.7 | $2,537.0 | $3,043.6 |

*See accompanying notes.*

# WellPoint, Inc.
# Consolidated Statements of Cash Flows

| *(In millions)* | Years Ended December 31 | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Operating activities** | | | |
| Net income | $ 2,655.5 | $ 2,646.7 | $ 2,887.1 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Net realized gains on investments | (334.9) | (235.1) | (194.1) |
| Other-than-temporary impairment losses recognized in income | 37.8 | 93.3 | 39.4 |
| Loss on disposal of assets | 4.7 | 3.3 | 1.9 |
| Deferred income taxes | 127.5 | 74.3 | 101.8 |
| Amortization, net of accretion | 633.6 | 541.5 | 497.7 |
| Impairment of goodwill and other intangible assets | — | — | 21.1 |
| Depreciation expense | 107.1 | 95.7 | 103.1 |
| Impairment of property and equipment | 66.8 | — | 95.3 |
| Share-based compensation | 146.5 | 134.8 | 136.0 |
| Excess tax benefits from share-based compensation | (28.8) | (42.2) | (28.1) |
| Changes in operating assets and liabilities, net of effect of business combinations: | | | |
| Receivables, net | 189.9 | (401.8) | 109.7 |
| Other invested assets | (38.9) | (8.9) | 5.1 |
| Other assets | 79.2 | (259.2) | (320.1) |
| Policy liabilities | (53.7) | 978.0 | (330.7) |
| Unearned income | (193.7) | 35.1 | (158.6) |
| Accounts payable and accrued expenses | (406.5) | (208.7) | (58.2) |
| Other liabilities | (132.8) | (13.6) | (208.4) |
| Income taxes | (73.9) | (44.6) | (1,239.8) |
| Other, net | (40.8) | (14.2) | (43.5) |
| **Net cash provided by operating activities** | 2,744.6 | 3,374.4 | 1,416.7 |
| **Investing activities** | | | |
| Purchases of fixed maturity securities | (15,040.4) | (11,914.8) | (10,567.2) |
| Proceeds from fixed maturity securities: | | | |
| Sales | 13,675.9 | 10,446.2 | 7,215.1 |
| Maturities, calls and redemptions | 1,781.5 | 1,891.3 | 3,321.7 |
| Purchases of equity securities | (292.6) | (355.6) | (350.9) |
| Proceeds from sales of equity securities | 422.7 | 287.4 | 197.9 |
| Purchases of other invested assets | (303.7) | (207.9) | (91.4) |
| Proceeds from sales of other invested assets | 35.5 | 29.4 | 34.5 |
| Changes in securities lending collateral | 307.9 | 28.9 | (504.8) |
| Purchases of subsidiaries, net of cash acquired | (4,597.0) | (600.0) | (0.3) |
| Purchases of property and equipment | (544.9) | (519.5) | (451.4) |
| Proceeds from sales of property and equipment | 0.4 | 3.7 | 0.8 |
| Other, net | 3.1 | (31.1) | (75.5) |
| **Net cash used in investing activities** | (4,551.6) | (942.0) | (1,271.5) |
| **Financing activities** | | | |
| Net (repayments of) proceeds from commercial paper borrowings | (229.0) | 463.6 | (164.4) |
| Proceeds from long-term borrowings | 6,468.9 | 1,097.4 | 1,088.5 |
| Repayments of long-term borrowings | (1,251.3) | (705.1) | (481.7) |
| Proceeds from short-term borrowings | 642.0 | 100.0 | 100.0 |
| Repayments of short-term borrowings | (492.0) | (100.0) | — |
| Changes in securities lending payable | (307.8) | (29.0) | 504.9 |
| Changes in bank overdrafts | (17.6) | 264.3 | (28.0) |
| Repurchase and retirement of common stock | (2,496.8) | (3,039.8) | (4,360.3) |
| Cash dividends | (367.1) | (357.8) | — |
| Proceeds from issuance of common stock under employee stock plans | 110.8 | 245.0 | 143.6 |
| Excess tax benefits from share-based compensation | 28.8 | 42.2 | 28.1 |
| **Net cash provided by (used in) financing activities** | 2,088.9 | (2,019.2) | (3,169.3) |
| **Effect of foreign exchange rates on cash and cash equivalents** | 1.1 | (0.4) | (3.2) |
| Change in cash and cash equivalents | 283.0 | 412.8 | (3,027.3) |
| Cash and cash equivalents at beginning of year | 2,201.6 | 1,788.8 | 4,816.1 |
| **Cash and cash equivalents at end of year** | $ 2,484.6 | $ 2,201.6 | $ 1,788.8 |

*See accompanying notes.*

## WellPoint, Inc.
## Consolidated Statements of Shareholders' Equity

| *(In millions)* | Common Stock | | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income | Total Shareholders' Equity |
|---|---|---|---|---|---|---|
| | Number of Shares | Par Value | | | | |
| January 1, 2010 | 449.8 | $ 4.5 | $15,192.2 | $ 9,598.5 | $ 68.1 | $24,863.3 |
| Net income | — | — | — | 2,887.1 | — | 2,887.1 |
| Other comprehensive income | — | — | — | — | 156.5 | 156.5 |
| Repurchase and retirement of common stock | (76.7) | (0.7) | (2,595.6) | (1,764.0) | — | (4,360.3) |
| Issuance of common stock under employee stock plans, net of related tax benefits | 4.6 | — | 266.0 | — | — | 266.0 |
| December 31, 2010 | 377.7 | $ 3.8 | $12,862.6 | $10,721.6 | $ 224.6 | $23,812.6 |
| Net income | — | — | — | 2,646.7 | — | 2,646.7 |
| Other comprehensive loss | — | — | — | — | (109.7) | (109.7) |
| Repurchase and retirement of common stock | (44.5) | (0.4) | (1,523.2) | (1,516.2) | — | (3,039.8) |
| Dividends and dividend equivalents | — | — | — | (361.4) | — | (361.4) |
| Issuance of common stock under employee stock plans, net of related tax benefits | 6.2 | — | 339.8 | — | — | 339.8 |
| December 31, 2011 | 339.4 | $ 3.4 | $11,679.2 | $11,490.7 | $ 114.9 | $23,288.2 |
| Net income | — | — | — | 2,655.5 | — | 2,655.5 |
| Other comprehensive income | — | — | — | — | 184.2 | 184.2 |
| Repurchase and retirement of common stock | (39.7) | (0.4) | (1,368.5) | (1,127.9) | — | (2,496.8) |
| Dividends and dividend equivalents | — | — | — | (371.2) | — | (371.2) |
| Issuance of convertible debentures | — | — | 331.5 | — | — | 331.5 |
| Conversion of stock awards in connection with AMERIGROUP Corporation acquisition | — | — | 19.7 | — | — | 19.7 |
| Issuance of common stock under employee stock plans, net of related tax benefits | 5.0 | — | 191.6 | — | — | 191.6 |
| December 31, 2012 | 304.7 | $ 3.0 | $10,853.5 | $12,647.1 | $ 299.1 | $23,802.7 |

*See accompanying notes.*

WellPoint, Inc.

Notes to Consolidated Financial Statements

December 31, 2012

*(In Millions, Except Per Share Data or As Otherwise Stated Herein)*

## 1. Organization

References to the terms "we", "our", "us", "WellPoint" or the "Company" used throughout these Notes to Consolidated Financial Statements refer to WellPoint, Inc., an Indiana corporation, and unless the context otherwise requires, its direct and indirect subsidiaries.

We are one of the largest health benefits companies in terms of medical membership in the United States, serving 36.1 medical members through our affiliated health plans and a total of more than 66.5 individuals through our subsidiaries as of December 31, 2012. We offer a broad spectrum of network-based managed care plans to large and small employer, individual, Medicaid and senior markets. Our managed care plans include: preferred provider organizations, or PPOs; health maintenance organizations, or HMOs; point-of-service, or POS, plans; traditional indemnity plans and other hybrid plans, including consumer-driven health plans, or CDHPs; and hospital only and limited benefit products. In addition, we provide a broad array of managed care services to self-funded customers, including claims processing, underwriting, stop loss insurance, actuarial services, provider network access, medical cost management, disease management, wellness programs and other administrative services. We provide an array of specialty and other insurance products and services such as behavioral health benefit services, dental, vision, life and disability insurance benefits, radiology benefit management, analytics-driven personal health care guidance and long-term care insurance. We also provide services to the Federal Government in connection with the Federal Employee Program, or FEP, and various Medicare programs. Finally, we sell contact lenses, eyeglasses and other ocular products through our 1-800 CONTACTS, Inc., or 1-800 CONTACTS, business.

We are an independent licensee of the Blue Cross and Blue Shield Association, or BCBSA, an association of independent health benefit plans. We serve our members as the Blue Cross licensee for California; the Blue Cross and Blue Shield, or BCBS, licensee for Colorado, Connecticut, Georgia, Indiana, Kentucky, Maine, Missouri (excluding 30 counties in the Kansas City area), Nevada, New Hampshire, New York (as the BCBS licensee in 10 New York City metropolitan and surrounding counties and as the Blue Cross or BCBS licensee in selected upstate counties only), Ohio, Virginia (excluding the Northern Virginia suburbs of Washington, D.C.) and Wisconsin. In a majority of these service areas we do business as Anthem Blue Cross, Anthem Blue Cross and Blue Shield, Blue Cross and Blue Shield of Georgia, Empire Blue Cross Blue Shield, or Empire Blue Cross (in our New York service areas). Through our recent acquisition of AMERIGROUP Corporation, or Amerigroup, as further described in Note 3, "Business Combinations," we conduct business in Texas, Florida, Georgia, Maryland, Tennessee, New Jersey, New York, Nevada, Ohio, New Mexico, Louisiana and Washington, and beginning January 1, 2013 Amerigroup conducts business in Kansas. We also serve customers throughout the country as UniCare, and in certain California, Arizona, Nevada, New York and Virginia markets through our CareMore Health Group, Inc., or CareMore, subsidiary. We are licensed to conduct insurance operations in all 50 states through our subsidiaries.

## 2. Basis of Presentation and Significant Accounting Policies

***Basis of Presentation:*** The accompanying consolidated financial statements include the accounts of WellPoint and its subsidiaries and have been prepared in conformity with U.S. generally accepted accounting principles, or GAAP. All significant intercompany accounts and transactions have been eliminated in consolidation.

**2. Basis of Presentation and Significant Accounting Policies (continued)**

Certain of our subsidiaries operate outside of the United States and have functional currencies other than the U.S. dollar, or USD. We translate the assets and liabilities of those subsidiaries to USD using the exchange rate in effect at the end of the period. We translate the revenues and expenses of those subsidiaries to USD using the average exchange rates in effect during the period. The net effect of these translation adjustments is included in "Foreign currency translation adjustments" in our consolidated statements of shareholders' equity.

***Use of Estimates:*** The preparation of consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

***Cash Equivalents:*** All highly liquid investments with maturities of three months or less when purchased are classified as cash equivalents.

***Investments:*** Certain Financial Accounting Standards Board, or FASB, other-than-temporary impairment, or FASB OTTI, guidance applies to fixed maturity securities and provides guidance on the recognition and presentation of other-than-temporary impairments. In addition, this FASB OTTI guidance requires disclosures related to other-than-temporary impairments. If a fixed maturity security is in an unrealized loss position and we have the intent to sell the fixed maturity security, or it is more likely than not that we will have to sell the fixed maturity security before recovery of its amortized cost basis, the decline in value is deemed to be other-than-temporary and is recorded to other-than-temporary impairment losses recognized in income in our consolidated income statements. For impaired fixed maturity securities that we do not intend to sell or it is more likely than not that we will not have to sell such securities, but we expect that we will not fully recover the amortized cost basis, the credit component of the other-than-temporary impairment is recognized in other-than-temporary impairment losses recognized in income in our consolidated income statements and the non-credit component of the other-than-temporary impairment is recognized in other comprehensive income. Furthermore, unrealized losses entirely caused by non-credit related factors related to fixed maturity securities for which we expect to fully recover the amortized cost basis continue to be recognized in accumulated other comprehensive income, or AOCI.

The credit component of an other-than-temporary impairment is determined by comparing the net present value of projected future cash flows with the amortized cost basis of the fixed maturity security. The net present value is calculated by discounting our best estimate of projected future cash flows at the effective interest rate implicit in the fixed maturity security at the date of acquisition. For mortgage-backed and asset-backed securities, cash flow estimates are based on assumptions regarding the underlying collateral including prepayment speeds, vintage, type of underlying asset, geographic concentrations, default rates, recoveries and changes in value. For all other debt securities, cash flow estimates are driven by assumptions regarding probability of default, including changes in credit ratings, and estimates regarding timing and amount of recoveries associated with a default.

The unrealized gains or losses on our current and long-term equity securities classified as available-for-sale are included in accumulated other comprehensive income as a separate component of shareholders' equity, unless the decline in value is deemed to be other-than-temporary and we do not have the intent and ability to hold such equity securities until their full cost can be recovered, in which case such equity securities are written down to fair value and the loss is charged to other-than-temporary impairment losses recognized in income.

We maintain various rabbi trusts to account for the assets and liabilities under certain deferred compensation plans. Under these plans, the participants can defer certain types of compensation and elect to receive a return on

**2. Basis of Presentation and Significant Accounting Policies (continued)**

the deferred amounts based on the changes in fair value of various investment options, primarily a variety of mutual funds. Rabbi trust assets are classified as trading, which are reported in other invested assets, current, in the consolidated balance sheets.

We use the equity method of accounting for investments in companies in which our ownership interest enables us to influence the operating or financial decisions of the investee company. Our proportionate share of equity in net income of these unconsolidated affiliates is reported with net investment income.

For asset-backed securities included in fixed maturity securities, we recognize income using an effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the securities. Such adjustments are reported with net investment income.

Investment income is recorded when earned. All securities sold resulting in investment gains and losses are recorded on the trade date. Realized gains and losses are determined on the basis of the cost or amortized cost of the specific securities sold.

We participate in securities lending programs whereby marketable securities in our investment portfolio are transferred to independent brokers or dealers based on, among other things, their creditworthiness in exchange for cash collateral initially equal to at least 102% of the value of the securities on loan and is thereafter maintained at a minimum of 100% of the market value of the securities loaned (calculated as the ratio of initial market value of cash collateral to current market value of the securities on loan). Accordingly, the market value of the securities on loan to each borrower is monitored daily and the borrower is required to deliver additional cash collateral if the market value of the securities on loan exceeds the initial market value of cash collateral delivered. The fair value of the collateral received at the time of the transaction amounted to $564.7 and $872.5 at December 31, 2012 and 2011, respectively. The value of the cash collateral delivered represented 102% of the market value of the securities on loan at December 31, 2012 and 2011. Under the FASB guidance related to accounting for transfers and servicing of financial assets and extinguishments of liabilities, we recognize the cash collateral as an asset, which is reported as "securities lending collateral" on our consolidated balance sheets and we record a corresponding liability for the obligation to return the cash collateral to the borrower, which is reported as "securities lending payable." The securities on loan are reported in the applicable investment category on the consolidated balance sheets. Unrealized gains or losses on securities lending collateral are included in accumulated other comprehensive income as a separate component of shareholders' equity.

***Premium and Self-Funded Receivables:*** Premium and self-funded receivables include the uncollected amounts from fully-insured and self-funded groups, and are reported net of an allowance for doubtful accounts of $197.1 and $183.7 at December 31, 2012 and 2011, respectively. The allowance for doubtful accounts is based on historical collection trends and our judgment regarding the ability to collect specific accounts.

***Other Receivables:*** Other receivables include pharmacy rebates, provider advances, claims recoveries, reinsurance, government programs, proceeds due from brokers on investment trades and other miscellaneous amounts due to us. These receivables are reported net of an allowance for uncollectible amounts of $79.0 and $149.1 at December 31, 2012 and 2011, respectively, which is based on historical collection trends and our judgment regarding the ability to collect specific amounts.

**2. Basis of Presentation and Significant Accounting Policies (continued)**

***Income Taxes:*** We file a consolidated income tax return. Deferred income tax assets and liabilities are recognized for temporary differences between the financial statement and tax return bases of assets and liabilities based on enacted tax rates and laws. The deferred tax benefits of the deferred tax assets are recognized to the extent realization of such benefits is more likely than not. Deferred income tax expense or benefit generally represents the net change in deferred income tax assets and liabilities during the year, excluding the impact from amounts initially recorded for business combinations, if any. Current income tax expense represents the tax consequences of revenues and expenses currently taxable or deductible on various income tax returns for the year reported.

We account for income tax contingencies in accordance with FASB guidance that contains a model to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing a minimum recognition threshold, which all income tax positions must achieve before being recognized in the financial statements.

***Property and Equipment:*** Property and equipment is recorded at cost, net of accumulated depreciation. Depreciation is computed principally by the straight-line method over estimated useful lives ranging from 15 to 39 years for buildings and improvements, three to seven years for furniture and equipment, and three to five years for computer software. Leasehold improvements are depreciated over the term of the related lease. Certain costs related to the development or purchase of internal-use software are capitalized and amortized.

***Goodwill and Other Intangible Assets:*** FASB guidance requires business combinations to be accounted for using the acquisition method of accounting and it also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill. Goodwill represents the excess of cost of acquisition over the fair value of net assets acquired. Other intangible assets represent the values assigned to subscriber bases, provider and hospital networks, Blue Cross and Blue Shield and other trademarks, licenses, non-compete and other agreements. Goodwill and other intangible assets are allocated to reportable segments based on the relative fair value of the components of the businesses acquired.

Goodwill and other intangible assets with indefinite lives are not amortized but are tested for impairment at least annually. Furthermore, goodwill and other intangible assets are allocated to reporting units for purposes of the annual impairment test. Our impairment tests require us to make assumptions and judgments regarding the estimated fair value of our reporting units, including goodwill and other intangible assets with indefinite lives. In addition, certain other intangible assets with indefinite lives, such as trademarks, are also tested separately. Fair value is calculated using a blend of a projected income and market valuation approach. The projected income approach is developed using assumptions about future revenue, expenses and net income derived from our internal planning process. Our assumed discount rate is based on our industry's weighted-average cost of capital and reflects volatility associated with the cost of equity capital. Market valuations are based on observed multiples of certain measures including membership, revenue, EBITDA (earnings before interest, taxes, depreciation and amortization) and net income as well as market capitalization analyses of WellPoint and other comparable companies. Estimated fair values developed based on our assumptions and judgments might be significantly different if other reasonable assumptions and estimates were to be used. If estimated fair values are less than the carrying values of goodwill and other intangible assets with indefinite lives in future annual impairment tests, or if significant impairment indicators are noted relative to other intangible assets subject to amortization, we may be required to record impairment losses against future income.

***Derivative Financial Instruments:*** We primarily invest in the following types of derivative financial instruments: interest rate swaps, forward contracts, call options, credit default swaps, embedded derivatives,

**2. Basis of Presentation and Significant Accounting Policies (continued)**

warrants and swaptions. Derivatives embedded within non-derivative instruments (such as options embedded in convertible fixed maturity securities) are bifurcated from the host instrument when the embedded derivative is not clearly and closely related to the host instrument. Our use of derivatives is limited by statutes and regulations promulgated by the various regulatory bodies to which we are subject, and by our own derivative policy. Our derivative use is generally limited to hedging purposes and we generally do not use derivative instruments for speculative purposes.

We have exposure to economic losses due to interest rate risk arising from changes in the level or volatility of interest rates. We attempt to mitigate our exposure to interest rate risk through active portfolio management, including rebalancing our existing portfolios of assets and liabilities, as well as changing the characteristics of investments to be purchased or sold in the future. In addition, derivative financial instruments are used to modify the interest rate exposure of certain liabilities or forecasted transactions. These strategies include the use of interest rate swaps and forward contracts, which are used to lock-in interest rates or to hedge (on an economic basis) interest rate risks associated with variable rate debt. We have used these types of instruments as designated hedges against specific liabilities.

All investments in derivatives are recorded as assets or liabilities at fair value. If certain correlation, hedge effectiveness and risk reduction criteria are met, a derivative may be specifically designated as a hedge of exposure to changes in fair value or cash flow. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the nature of any hedge designation thereon. Amounts excluded from the assessment of hedge effectiveness, if any, as well as the ineffective portion of the gain or loss, are reported in results of operations immediately. If the derivative is not designated as a hedge, the gain or loss resulting from the change in the fair value of the derivative is recognized in results of operations in the period of change.

From time to time, we may also purchase derivatives to hedge (on an economic basis) our exposure to foreign currency exchange fluctuations associated with the operations of certain of our subsidiaries. We generally use futures or forward contracts for these transactions. We generally do not designate these contracts as hedges and, accordingly, the changes in fair value of these derivatives are recognized in income immediately.

Credit exposure associated with non-performance by the counterparties to derivative instruments is generally limited to the uncollateralized fair value of the asset related to instruments recognized in the consolidated balance sheets. We attempt to mitigate the risk of non-performance by selecting counterparties with high credit ratings and monitoring their creditworthiness and by diversifying derivatives among multiple counterparties. At December 31, 2012, we believe there were no material concentrations of credit risk with any individual counterparty.

Certain of our derivative agreements contain credit support provisions that require us to post collateral if there are declines in the derivative fair value or our credit rating.

***Retirement Benefits:*** We recognize the funded status of pension and other postretirement benefit plans on the consolidated balance sheets based on fiscal-year-end measurements of plan assets and benefit obligations. Prepaid pension benefits represent prepaid costs related to defined benefit pension plans and are reported with other noncurrent assets. Postretirement benefits represent outstanding obligations for retiree medical, life, vision and dental benefits. Liabilities for pension and other postretirement benefits are reported with current and noncurrent liabilities based on the amount by which the actuarial present value of benefits payable in the next twelve months included in the benefit obligation exceeds the fair value of plan assets.

**2. Basis of Presentation and Significant Accounting Policies (continued)**

***Medical Claims Payable:*** Liabilities for medical claims payable include estimated provisions for incurred but not paid claims on an undiscounted basis, as well as estimated provisions for expenses related to the processing of claims. Incurred but not paid claims include (1) an estimate for claims that are incurred but not reported, as well as claims reported to us but not yet processed through our systems; and (2) claims reported to us and processed through our systems but not yet paid.

Liabilities for both claims incurred but not reported and reported but not yet processed through our systems are determined in aggregate by employing actuarial methods that are commonly used by health insurance actuaries and meet Actuarial Standards of Practice. Actuarial Standards of Practice require that the claim liabilities be appropriate under moderately adverse circumstances. We determine the amount of the liability for incurred but not paid claims by following a detailed actuarial process that entails using both historical claim payment patterns as well as emerging medical cost trends to project our best estimate of claim liabilities.

We regularly review and set assumptions regarding cost trends and utilization when initially establishing claim liabilities. We continually monitor and adjust the claims liability and benefit expense based on subsequent paid claims activity. If our assumptions regarding cost trends and utilization are significantly different than actual results, our income statement and financial position could be impacted in future periods.

Premium deficiencies are recognized when it is probable that expected claims and administrative expenses will exceed future premiums on existing medical insurance contracts without consideration of investment income. Determination of premium deficiencies for longer duration life and disability contracts includes consideration of investment income. For purposes of premium deficiencies, contracts are deemed to be either short or long duration and are grouped in a manner consistent with our method of acquiring, servicing and measuring the profitability of such contracts. Once established, premium deficiencies are released commensurate with actual claims experience over the remaining life of the contract. No premium deficiencies were established at December 31, 2012 or 2011.

***Reserves for Future Policy Benefits:*** Reserves for future policy benefits include liabilities for life and long-term disability insurance policy benefits based upon interest, mortality and morbidity assumptions from published actuarial tables, modified based upon our experience. Future policy benefits also include liabilities for insurance policies for which some of the premiums received in earlier years are intended to pay anticipated benefits to be incurred in future years. Future policy benefits are continually monitored and reviewed, and when reserves are adjusted, differences are reflected in benefit expense.

The current portion of reserves for future policy benefits relates to the portion of such reserves that we expect to pay within one year. We believe that our liabilities for future policy benefits, along with future premiums received are adequate to satisfy our ultimate benefit liability; however, these estimates are inherently subject to a number of variable circumstances. Consequently, the actual results could differ materially from the amounts recorded in our consolidated financial statements.

***Other Policyholder Liabilities:*** Other policyholder liabilities include rate stabilization reserves associated with retrospectively rated insurance contracts and certain case-specific reserves as well as liabilities for minimum medical loss ratio, or MLR, rebates. Rate stabilization reserves represent accumulated premiums that exceed what customers owe us based on actual claim experience. The timing of payment of these retrospectively rated refunds is based on the contractual terms with the customers and can vary from period to period based on the specific contractual requirements.

**2. Basis of Presentation and Significant Accounting Policies (continued)**

Effective beginning in 2011, we are required to meet certain minimum MLR thresholds prescribed by the Patient Protection and Affordable Care Act and related Health Care and Education Reconciliation Act of 2010, or collectively, Health Care Reform. If we do not meet or exceed the minimum MLR thresholds specified by Health Care Reform, we are required to pay rebates to certain customers. Minimum MLR rebates are calculated by applicable line of business (large group, small group and individual) and legal entity in accordance with regulations issued by the Department of Health and Human Services, or HHS. Such calculations are made using estimated calendar year medical loss expense and premiums, as defined by HHS.

We follow HHS guidelines for determining the types of expenses that may be included in our minimum MLR rebate calculations, which may differ from benefit expense and premiums as reported in our consolidated financial statements prepared in conformity with GAAP. Certain amounts reported as expense in our GAAP basis consolidated financial statements may be reported as a reduction of premiums in accordance with HHS regulations. For example, certain federal and state income taxes and assessments recorded as income tax expense or general and administrative expense, as appropriate, in our consolidated GAAP financial statements are allowed to be included as a reduction of premium revenue in HHS' calculation of minimum MLR. In addition, profit amounts included in our payments to third party administrative service providers are recorded as benefit expense in our consolidated GAAP financial statements while HHS does not allow for the inclusion of these expenses within the medical loss expense for purposes of calculating minimum MLR.

***Revenue Recognition:*** Premiums for fully-insured contracts are recognized as revenue over the period insurance coverage is provided, net of amounts recognized for minimum MLR rebates, if applicable. Minimum MLR rebates are calculated in accordance with regulations issued by HHS. Premiums applicable to the unexpired contractual coverage periods are reflected in the accompanying consolidated balance sheets as unearned income. Premiums include revenue from retrospectively rated contracts where revenue is based on the estimated ultimate loss experience of the contract. Premium revenue includes an adjustment for retrospectively rated refunds based on an estimate of incurred claims. Premium rates for certain lines of business are subject to approval by the Department of Insurance of each respective state.

Administrative fees include revenue from certain group contracts that provide for the group to be at risk for all, or with supplemental insurance arrangements, a portion of their claims experience. We charge these self-funded groups an administrative fee, which is based on the number of members in a group or the group's claim experience. In addition, administrative fees include amounts received for the administration of Medicare or certain other government programs. Under our self-funded arrangements, revenue is recognized as administrative services are performed. All benefit payments under these programs are excluded from benefit expense.

Other revenue primarily includes ocular product sales by 1-800 CONTACTS, which are recognized as revenue when the products are shipped. For additional information about 1-800 CONTACTS, see Note 3, "Business Combinations."

***Share-Based Compensation:*** Our current compensation philosophy provides for share-based compensation, including stock options and restricted stock awards. Stock options are granted for a fixed number of shares with an exercise price at least equal to the fair value of the shares at the date of the grant. Restricted stock awards are issued at the fair value of the stock on the grant date. During 2010, we also offered an employee stock purchase plan. The employee stock purchase plan, which was suspended effective January 1, 2011, allowed for a purchase price per share which was 85% of the fair value of a share of common stock on the last trading day of the plan quarter. All share-based payments to employees, including grants of employee stock options and discounts associated with employee stock purchases, are recognized as compensation expense in the income statement

**2. Basis of Presentation and Significant Accounting Policies (continued)**

based on their fair values. Additionally, excess tax benefits, which result from actual tax benefits exceeding deferred tax benefits previously recognized based on grant date fair value, are recognized as additional paid-in-capital and are reclassified from operating cash flows to financing cash flows in the consolidated statements of cash flows. Our share-based employee compensation plans and assumptions are described in Note 15, "Capital Stock."

***Advertising costs***: We use print, broadcast and other advertising to promote our products and to develop our corporate image. The cost of advertising for product promotion is expensed as incurred while advertising associated with corporate image is expensed when first aired. Total advertising expense was $299.2, $287.8 and $226.1 for the years ended December 31, 2012, 2011 and 2010, respectively.

***Earnings per Share:*** Earnings per share amounts, on a basic and diluted basis, have been calculated based upon the weighted-average common shares outstanding for the period.

Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share includes the dilutive effect of stock options and restricted stock, using the treasury stock method. The treasury stock method assumes exercise of stock options and vesting of restricted stock, with the assumed proceeds used to purchase common stock at the average market price for the period. The difference between the number of shares assumed issued and number of shares assumed purchased represents the dilutive shares.

***New Accounting Pronouncements:*** In June 2011, the FASB issued Accounting Standards Update, or ASU, 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income*, or ASU 2011-05. ASU 2011-05 supersedes certain portions of Accounting Standards Codification Topic 220, *Comprehensive Income*, or ASC 220, and requires increased prominence of the presentation of other comprehensive income in financial statements. ASU 2011-05 requires entities to present net income and the components of other comprehensive income in either a single continuous financial statement or in two separate but consecutive financial statements. ASU 2011-05 eliminates the option in ASC 220 to present the components of other comprehensive income in the statement of changes in equity. Most of the presentation requirements of ASU 2011-05 became effective for us on a retrospective basis beginning January 1, 2012. However, certain presentation requirements of ASU 2011-05 were deferred by the FASB's December 2011 issuance of ASU 2011-12, *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05*. We elected to present the components of comprehensive income in two separate but consecutive financial statements, which is illustrated in the "Consolidated Statements of Income" and the "Consolidated Statements of Comprehensive Income."

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*, or ASU 2011-04. ASU 2011-04 amends ASC Topic 820, *Fair Value Measurement*, to provide guidance on how fair value measurement should be applied where existing GAAP already requires or permits fair value measurements. In addition, ASU 2011-04 requires expanded disclosures regarding fair value measurements. The adoption of ASU 2011-04 on January 1, 2012 did not have a material impact on our consolidated financial position, results of operations or cash flows. However, we have added certain disclosures related to fair value measurements in Note 7, "Fair Value."

There were no other new accounting pronouncements that were issued or became effective during the year ended December 31, 2012 that had, or are expected to have, a material impact on our financial position, results of operations or financial statement disclosures.

## 2. Basis of Presentation and Significant Accounting Policies (continued)

***Reclassifications:*** As discussed above within the "Other Policyholder Liabilities" section of this Note 2, "Basis of Presentation and Significant Accounting Policies," Health Care Reform requires that certain lines of business meet specified minimum MLR thresholds. If those thresholds are not met or exceeded, we are required to pay minimum MLR rebates. For purposes of determining MLR rebates, HHS has defined the types of costs that should be included in the minimum MLR rebate calculation. HHS' definition of costs varied from our prior benefit expense classification under GAAP. Where appropriate, we adopted HHS' classification of costs effective January 1, 2011 to further align our GAAP basis benefit expense to that used in the calculation for determining MLR rebates under HHS guidance. However, certain components of the MLR computation as defined by HHS cannot be classified consistently under GAAP. Accordingly, benefit expense ratios shown in our GAAP basis presentation are different than the MLRs used to calculate rebates under HHS guidance. Prior period amounts were not reclassified due to immateriality.

Certain other prior year amounts have been reclassified to conform to the current year presentation.

## 3. Business Combinations

*Acquisition of Amerigroup*

On December 24, 2012, we completed our acquisition of Amerigroup, one of the nation's leading managed care companies focused on meeting the health care needs of financially vulnerable Americans. This acquisition furthers our goal of creating better health care quality at more affordable prices for our customers. Amerigroup also advances our capabilities in effectively and efficiently serving the growing Medicaid population, including the expanding dual eligibles, seniors, persons with disabilities and long-term services and support markets.

We paid $92.00 per share in cash to acquire all of the outstanding shares of Amerigroup for total cash consideration of $4,755.8. In addition, 0.5 shares of Amerigroup restricted stock converted to 0.7 shares of WellPoint restricted stock, valued at $17.1, and 0.1 shares underlying Amerigroup stock options converted to 0.2 shares underlying WellPoint stock options, valued at $2.6. We also incurred $24.0 of transaction costs, which were recorded to general and administrative expense during the year ended December 31, 2012.

In accordance with FASB accounting guidance for business combinations, the consideration transferred was allocated to the fair value of Amerigroup's assets acquired and liabilities assumed, including identifiable intangible assets. The excess of the consideration transferred over the preliminary fair value of net assets acquired resulted in preliminary non-tax-deductible goodwill of $3,033.1 at December 31, 2012, all of which was allocated to our Consumer segment. Preliminary goodwill recognized from the acquisition of Amerigroup primarily relates to the future economic benefits arising from expected synergies and is consistent with our stated intentions to strengthen our position and expand operations in the government sector to serve Medicaid and Medicare enrollees. Any subsequent adjustments made to the assets acquired or liabilities assumed during the measurement period will be recorded as an adjustment to goodwill.

**3. Business Combinations (continued)**

The preliminary fair values of Amerigroup assets acquired and liabilities assumed as of the date of acquisition are summarized as follows:

| | |
|---|---|
| Current assets | $2,716.5 |
| Goodwill | 3,033.1 |
| Other intangible assets | 955.0 |
| Other noncurrent assets | 406.1 |
| Total assets acquired | 7,110.7 |
| Current liabilities | 1,418.2 |
| Noncurrent liabilities | 917.0 |
| Total liabilities assumed | 2,335.2 |
| Net assets acquired | $4,775.5 |

Of the $955.0 of total other intangible assets acquired, $65.0 represents finite-lived customer relationships with an amortization period of three years, $30.0 represents provider and hospital networks with an amortization period of 20 years and $860.0 represents indefinite-lived state Medicaid contracts and trade names.

The results of operations of Amerigroup for the period following December 24, 2012 are included in our consolidated financial statements within our Consumer segment and represented $219.0 and $6.1 of the Company's operating revenue and net loss, respectively, for the year ended December 31, 2012. The pro-forma effects of this acquisition for prior periods were not considered material to our consolidated results of operations.

*Acquisition of 1-800 CONTACTS*

On June 20, 2012, we completed our acquisition of 1-800 CONTACTS, the largest direct-to-consumer retailer of contact lenses in the United States, whose model is built on providing a superior customer experience and a wide selection of ocular products at affordable prices. The acquisition strategically aligns with our efforts to capitalize on new opportunities for growth to diversify our revenue stream into complementary and higher-margin specialty businesses.

In accordance with FASB accounting guidance for business combinations, the consideration transferred was allocated to the fair value of 1-800 CONTACTS' assets acquired and liabilities assumed, including identifiable intangible assets. The excess of the consideration transferred over the fair value of net assets acquired resulted in preliminary non-tax-deductible goodwill of $620.7 at December 31, 2012, all of which was allocated to our Commercial segment. Preliminary goodwill recognized from the acquisition of 1-800 CONTACTS primarily relates to the expected future growth of 1-800 CONTACTS' business and further expansion of product offerings, including eyeglasses. Any subsequent adjustments made to the assets acquired or liabilities assumed during the measurement period will be recorded as an adjustment to goodwill.

The fair value of the net assets acquired from 1-800 CONTACTS included $449.4 of other intangible assets, which primarily consist of finite-lived customer relationships with an amortization period of 13 years and indefinite-lived trade names.

The results of operations of 1-800 CONTACTS for the period following June 20, 2012 are included in our consolidated financial statements within our Commercial segment and represented $214.5 and $12.9 of the

**3. Business Combinations (continued)**

Company's operating revenue and net income, respectively, for the year ended December 31, 2012. Through December 31, 2012, 1-800 CONTACTS operated under an alliance agreement, or the Alliance, with an unrelated third party to provide for the joint management, marketing and fulfillment of orders for products. Profits and losses of the Alliance were allocated to 1-800 CONTACTS based on the terms set forth in the Alliance agreement. Product sales made by 1-800 CONTACTS are reported on our consolidated income statement within "Other revenue" and expenses for the cost of products sold, as well as certain other allowed expenses as defined in the Alliance agreement, are presented on our consolidated income statement within "Cost of products." The Alliance terminated on December 31, 2012.

The pro-forma effects of this acquisition for prior periods were not material to our consolidated results of operations.

*Acquisition of CareMore*

On August 22, 2011, we completed our acquisition of CareMore, a senior focused health care delivery program that includes Medicare Advantage plans and clinics designed to deliver proactive, integrated, individualized health care in select California, Arizona and Nevada markets and subsequently expanded into select New York and Virginia markets during 2012. CareMore's leading programs and services provide members with quality care through a hands-on approach to care coordination, convenient neighborhood care centers and exercise facilities and intensive treatment of chronic conditions. We believe this approach enhances our ability to create better health outcomes for seniors by engaging members both on the front end of our relationship, through comprehensive health screenings and enhanced preventive care, and throughout the spectrum of their health care needs. The acquisition of CareMore supports our strategic plans to capitalize on new opportunities for growth in the changing marketplace and to create the best health care value in our industry.

The fair value of net assets acquired from CareMore during 2011 included $172.6 of other intangible assets, which primarily consisted of customer relationships, trade name and provider relationships and have amortization periods ranging from ten to twenty years.

The results of operations of CareMore are included in our consolidated financial statements for periods following August 22, 2011. The pro-forma effects of this acquisition for prior periods were not material to our consolidated results of operations.

**4. Restructuring Activities**

As a result of restructuring activities implemented during 2012, 2011 and 2010, we recorded liabilities for employee termination costs and lease and other contract exit costs. The restructuring activities are classified as components of general and administrative expenses in the consolidated statements of income for the respective period in which they occurred.

**4. Restructuring Activities (continued)**

The 2012 restructuring activities were initiated primarily as a result of personnel changes, organizational realignment to create efficiencies in our business processes and certain integration activities associated with the Amerigroup acquisition. Activity related to these liabilities for the year ended December 31, 2012, by segment, is as follows:

| | Commercial | Consumer | Other | Total |
|---|---|---|---|---|
| **2012 Restructuring Activities** | | | | |
| Employee termination costs: | | | | |
| Costs incurred in 2012 | $23.0 | $115.5 | $ 0.3 | $138.8 |
| 2012 payments | (3.5) | (17.6) | (0.1) | (21.2) |
| Liabilities for employee termination costs ending balance at December 31, 2012 | 19.5 | 97.9 | 0.2 | 117.6 |
| Lease and other contract exit costs: | | | | |
| Costs incurred in 2012 | 8.8 | 3.0 | 0.1 | 11.9 |
| 2012 payments | (0.1) | — | — | (0.1) |
| Liabilities for lease and other contract exit costs ending balance at December 31, 2012 | 8.7 | 3.0 | 0.1 | 11.8 |
| Total liabilities for 2012 restructuring activities ending balance at December 31, 2012 | $28.2 | $100.9 | $ 0.3 | $129.4 |

The 2011 restructuring activities were initiated as a result of a change in strategic focus primarily in response to Health Care Reform. Activity related to these liabilities for the years ended December 31, 2012 and 2011, by segment, is as follows:

| | Commercial | Consumer | Other | Total |
|---|---|---|---|---|
| **2011 Restructuring Activities** | | | | |
| Employee termination costs: | | | | |
| Costs incurred in 2011 | $ 52.2 | $11.9 | $ 0.7 | $ 64.8 |
| 2011 payments | (0.4) | (0.1) | — | (0.5) |
| Liabilities for employee termination costs ending balance at December 31, 2011 | 51.8 | 11.8 | 0.7 | 64.3 |
| 2012 payments | (30.1) | (6.9) | (0.4) | (37.4) |
| Liabilities released in 2012 | (9.7) | (2.2) | (0.1) | (12.0) |
| Liabilities for employee termination costs ending balance at December 31, 2012 | 12.0 | 2.7 | 0.2 | 14.9 |
| Lease and other contract exit costs: | | | | |
| Costs incurred in 2011 | 17.2 | 5.7 | 1.9 | 24.8 |
| 2011 payments | — | — | — | — |
| Liabilities for lease and other contract exit costs ending balance at December 31, 2011 | 17.2 | 5.7 | 1.9 | 24.8 |
| 2012 payments | (2.4) | (0.8) | (1.2) | (4.4) |
| Liabilities released in 2012 | — | — | (0.1) | (0.1) |
| Liabilities for lease and other contract exit costs ending balance at December 31, 2012 | 14.8 | 4.9 | 0.6 | 20.3 |
| Total liabilities for 2011 restructuring activities ending balance at December 31, 2012 | $ 26.8 | $ 7.6 | $ 0.8 | $ 35.2 |

### 4. Restructuring Activities (continued)

The 2010 restructuring activities were initiated as a result of a change in strategic focus primarily in response Health Care Reform. At December 31, 2012, our total liabilities for 2010 restructuring activities were $7.6, of which $2.6 related to employee termination costs and $5.0 related to lease and other contract exit costs. Payments for lease and other contract exit costs will continue to occur over the remaining terms of the related contracts, which have expiration dates ranging through 2020.

### 5. Investments

A summary of current and long-term investments, available-for-sale, at December 31, 2012 and 2011 is as follows:

| | Cost or Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | | Estimated Fair Value | Non-Credit Component of Other-Than-Temporary Impairments Recognized in AOCI |
|---|---|---|---|---|---|---|
| | | | Less than 12 Months | 12 Months or Greater | | |
| **December 31, 2012:** | | | | | | |
| Fixed maturity securities: | | | | | | |
| United States Government securities | $ 330.3 | $ 13.1 | $ (0.2) | $ — | $ 343.2 | $ — |
| Government sponsored securities | 153.6 | 2.6 | — | — | 156.2 | — |
| States, municipalities and political subdivisions—tax-exempt | 5,501.3 | 388.2 | (5.7) | (1.6) | 5,882.2 | — |
| Corporate securities | 7,642.0 | 387.0 | (17.0) | (8.0) | 8,004.0 | (1.7) |
| Options embedded in convertible debt securities | 67.2 | — | — | — | 67.2 | — |
| Residential mortgage-backed securities | 2,204.7 | 103.1 | (1.1) | (1.9) | 2,304.8 | (0.4) |
| Commercial mortgage-backed securities | 323.2 | 22.5 | — | — | 345.7 | — |
| Other debt securities | 236.8 | 7.6 | (0.2) | (3.1) | 241.1 | (1.3) |
| Total fixed maturity securities | 16,459.1 | 924.1 | (24.2) | (14.6) | 17,344.4 | $ (3.4) |
| Equity securities | 897.0 | 358.0 | (12.5) | — | 1,242.5 | |
| Total investments, available-for-sale | $17,356.1 | $1,282.1 | $ (36.7) | $(14.6) | $18,586.9 | |
| **December 31, 2011:** | | | | | | |
| Fixed maturity securities: | | | | | | |
| United States Government securities | $ 564.9 | $ 39.9 | $ (0.1) | $ — | $ 604.7 | $ — |
| Government sponsored securities | 173.1 | 2.5 | — | — | 175.6 | — |
| States, municipalities and political subdivisions—tax-exempt | 4,994.2 | 352.3 | (3.9) | (15.0) | 5,327.6 | (0.5) |
| Corporate securities | 6,588.0 | 305.3 | (88.4) | (6.9) | 6,798.0 | (0.4) |
| Options embedded in convertible debt securities | 79.7 | — | — | — | 79.7 | — |
| Residential mortgage-backed securities | 2,471.4 | 112.1 | (7.6) | (10.9) | 2,565.0 | (6.2) |
| Commercial mortgage-backed securities | 363.2 | 14.9 | (1.0) | (1.7) | 375.4 | — |
| Other debt securities | 239.9 | 3.1 | (2.0) | (7.1) | 233.9 | (3.2) |
| Total fixed maturity securities | 15,474.4 | 830.1 | (103.0) | (41.6) | 16,159.9 | $(10.3) |
| Equity securities | 966.1 | 277.0 | (26.2) | — | 1,216.9 | |
| Total investments, available-for-sale | $16,440.5 | $1,107.1 | $(129.2) | $(41.6) | $17,376.8 | |

**5. Investments (continued)**

At December 31, 2012, we owned $2,650.5 of mortgage-backed securities and $207.3 of asset-backed securities out of a total available-for-sale investment portfolio of $18,586.9. These securities included sub-prime and Alt-A securities with fair values of $44.4 and $133.7, respectively. These sub-prime and Alt-A securities had accumulated net unrealized gains of $1.1 and $6.2, respectively. The average credit rating of the sub-prime and Alt-A securities was "BB" and "CCC", respectively.

The following tables summarize for fixed maturity securities and equity securities in an unrealized loss position at December 31, 2012 and 2011, the aggregate fair value and gross unrealized loss by length of time those securities have been continuously in an unrealized loss position.

| | Less than 12 Months | | | 12 Months or Greater | | |
|---|---|---|---|---|---|---|
| *(Securities are whole amounts)* | Number of Securities | Estimated Fair Value | Gross Unrealized Loss | Number of Securities | Estimated Fair Value | Gross Unrealized Loss |
| **December 31, 2012:** | | | | | | |
| Fixed maturity securities: | | | | | | |
| United States Government securities | 17 | $ 48.5 | $ (0.2) | — | $ — | $ — |
| States, municipalities and political subdivisions—tax-exempt | 184 | 420.1 | (5.7) | 1 | 46.9 | (1.6) |
| Corporate securities | 457 | 1,066.5 | (17.0) | 74 | 52.6 | (8.0) |
| Residential mortgage-backed securities | 79 | 211.0 | (1.1) | 44 | 25.5 | (1.9) |
| Commercial mortgage-backed securities | 4 | 10.1 | — | 3 | 4.1 | — |
| Other debt securities | 7 | 5.4 | (0.2) | 21 | 28.9 | (3.1) |
| Total fixed maturity securities | 748 | 1,761.6 | (24.2) | 143 | 158.0 | (14.6) |
| Equity securities | 961 | 149.6 | (12.5) | — | — | — |
| Total fixed maturity and equity securities | 1,709 | $1,911.2 | $ (36.7) | 143 | $158.0 | $(14.6) |
| **December 31, 2011:** | | | | | | |
| Fixed maturity securities: | | | | | | |
| United States Government securities | 3 | $ 7.1 | $ (0.1) | — | $ — | $ — |
| States, municipalities and political subdivisions—tax-exempt | 19 | 86.6 | (3.9) | 84 | 195.2 | (15.0) |
| Corporate securities | 1,047 | 1,798.1 | (88.4) | 36 | 35.4 | (6.9) |
| Residential mortgage-backed securities | 91 | 170.4 | (7.6) | 65 | 78.0 | (10.9) |
| Commercial mortgage-backed securities | 14 | 27.7 | (1.0) | 5 | 15.6 | (1.7) |
| Other debt securities | 41 | 118.5 | (2.0) | 31 | 32.7 | (7.1) |
| Total fixed maturity securities | 1,215 | 2,208.4 | (103.0) | 221 | 356.9 | (41.6) |
| Equity securities | 1,137 | 271.6 | (26.2) | — | — | — |
| Total fixed maturity and equity securities | 2,352 | $2,480.0 | $(129.2) | 221 | $356.9 | $(41.6) |

**5. Investments (continued)**

The amortized cost and fair value of fixed maturity securities at December 31, 2012, by contractual maturity, are shown below. Expected maturities may be less than contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

| | Amortized Cost | Estimated Fair Value |
|---|---|---|
| Due in one year or less | $ 968.2 | $ 985.4 |
| Due after one year through five years | 4,900.0 | 5,108.9 |
| Due after five years through ten years | 4,545.6 | 4,868.2 |
| Due after ten years | 3,517.4 | 3,731.4 |
| Mortgage-backed securities | 2,527.9 | 2,650.5 |
| Total available-for-sale fixed maturity securities | $16,459.1 | $17,344.4 |

The major categories of net investment income for the years ended December 31 are as follows:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Fixed maturity securities | $652.8 | $692.4 | $740.7 |
| Equity securities | 38.4 | 34.0 | 29.6 |
| Cash and cash equivalents | 2.5 | 3.7 | 8.3 |
| Other | 34.6 | 2.4 | 61.9 |
| Investment income | 728.3 | 732.5 | 840.5 |
| Investment expense | (42.2) | (28.8) | (37.2) |
| Net investment income | $686.1 | $703.7 | $803.3 |

**5. Investments (continued)**

Net realized investment gains/losses and net change in unrealized appreciation/depreciation in investments for the years ended December 31 are as follows:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Net realized gains/losses on investments: | | | |
| Fixed maturity securities: | | | |
| Gross realized gains from sales | $ 401.0 | $ 289.2 | $268.1 |
| Gross realized losses from sales | (54.8) | (65.1) | (39.1) |
| Net realized gains/losses from sales of fixed maturity securities | 346.2 | 224.1 | 229.0 |
| Equity securities: | | | |
| Gross realized gains from sales | 82.0 | 75.4 | 57.7 |
| Gross realized losses from sales | (93.8) | (68.0) | (81.4) |
| Net realized gains/losses from sales of equity securities | (11.8) | 7.4 | (23.7) |
| Other realized gains/losses on investments | 0.5 | 3.6 | (11.2) |
| Net realized gains on investments | 334.9 | 235.1 | 194.1 |
| Other-than-temporary impairment losses recognized in income: | | | |
| Fixed maturity securities | (11.8) | (24.2) | (24.4) |
| Equity securities | (26.0) | (69.1) | (15.0) |
| Other-than-temporary impairment losses recognized in income: | (37.8) | (93.3) | (39.4) |
| Change in net unrealized gains/losses on investments: | | | |
| Fixed maturity securities | 199.8 | 155.9 | 29.7 |
| Equity securities | 94.7 | (124.6) | 164.7 |
| Total change in net unrealized gains/losses on investments | 294.5 | 31.3 | 194.4 |
| Deferred income tax expense | (100.1) | (11.4) | (54.6) |
| Net change in net unrealized gains/losses on investments | 194.4 | 19.9 | 139.8 |
| Net realized gains/losses on investments, other-than-temporary impairment losses recognized in income and net change in net unrealized gains/losses on investments | $ 491.5 | $ 161.7 | $294.5 |

A primary objective in the management of our fixed maturity and equity portfolios is to maximize total return relative to underlying liabilities and respective liquidity needs. In achieving this goal, assets may be sold to take advantage of market conditions or other investment opportunities as well as tax considerations. Sales will generally produce realized gains and losses. In the ordinary course of business, we may sell securities at a loss for a number of reasons, including, but not limited to: (i) changes in the investment environment; (ii) expectations that the fair value could deteriorate further; (iii) desire to reduce exposure to an issuer or an industry; (iv) changes in credit quality; or (v) changes in expected cash flow. During the year ended December 31, 2012, we sold $14,098.6 of investments which resulted in gross realized gains of $483.0 and gross realized losses of $148.6.

A significant judgment in the valuation of investments is the determination of when an other-than-temporary decline in value has occurred. We follow a consistent and systematic process for recognizing impairments on securities that sustain other-than-temporary declines in value. We have established a committee responsible for the impairment review process. The decision to impair a security incorporates both quantitative criteria and qualitative information. The impairment review process considers a number of factors including, but not limited to: (i) the length of time and the extent to which the fair value has been less than book value, (ii) the financial

**5. Investments (continued)**

condition and near term prospects of the issuer, (iii) our intent and ability to retain impaired equity security investments for a period of time sufficient to allow for any anticipated recovery in fair value, (iv) our intent to sell or the likelihood that we will need to sell a fixed maturity security before recovery of its amortized cost basis, (v) whether the debtor is current on interest and principal payments, (vi) the reasons for the decline in value (i.e., credit event compared to liquidity, general credit spread widening, currency exchange rate or interest rate factors) and (vii) general market conditions and industry or sector specific factors. For securities that are deemed to be other-than-temporarily impaired, the security is adjusted to fair value and the resulting losses are recognized in realized gains or losses in the consolidated statements of income. The new cost basis of the impaired securities is not increased for future recoveries in fair value.

Other-than-temporary impairments recorded in 2012, 2011 and 2010 were primarily the result of the continued credit deterioration on specific issuers in the bond markets and certain equity securities' fair values remaining below cost for an extended period of time. There were no individually significant other-than-temporary impairment losses on investments by issuer during 2012, 2011 or 2010.

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in these risk factors in the near term could have an adverse material impact on our results of operations or shareholders' equity.

The changes in the amount of the credit component of other-than-temporary impairment losses on fixed maturity securities recognized in income, for which a portion of the other-than-temporary impairment losses was recognized in other comprehensive income, was not material for the years ended December 31, 2012, 2011 or 2010.

At December 31, 2012 and 2011, no investments exceeded 10% of shareholders' equity.

The carrying value of fixed maturity investments that did not produce income during 2012 and 2011 was $1.8 and $11.9 at December 31, 2012 and 2011, respectively.

As of December 31, 2012 we had committed approximately $288.1 to future capital calls from various third-party investments in exchange for an ownership interest in the related entity.

At December 31, 2012 and 2011, securities with carrying values of approximately $431.5 and $246.8, respectively, were deposited by our insurance subsidiaries under requirements of regulatory authorities.

**6. Derivative Financial Instruments**

A summary of the aggregate contractual or notional amounts and estimated fair values related to derivative financial instruments at December 31, 2012 and 2011 is as follows:

| | Contractual/ Notional Amount | Balance Sheet Location | Estimated Fair Value | |
|---|---|---|---|---|
| | | | Asset | (Liability) |
| **December 31, 2012** | | | | |
| **Hedging instruments** | | | | |
| Interest rate swaps | $ 1,650.0 | Other assets/other liabilities | $ 58.6 | $ (0.1) |
| **Non-hedging instruments** | | | | |
| Derivatives embedded in convertible fixed maturity securities | 278.8 | Fixed maturity securities | 67.2 | — |
| Interest rate swaps | 95.9 | Equity securities | — | (7.3) |
| Options | 12,626.6 | Equity securities | 385.6 | (411.2) |
| Futures | (0.9) | Equity securities | 2.1 | (0.4) |
| Subtotal non-hedging | 13,000.4 | | 454.9 | (418.9) |
| Total derivatives | $14,650.4 | | $513.5 | $(419.0) |
| **December 31, 2011** | | | | |
| **Hedging instruments** | | | | |
| Interest rate swaps | $ 1,105.0 | Other assets/other liabilities | $ 86.6 | $ — |
| **Non-hedging instruments** | | | | |
| Derivatives embedded in convertible fixed maturity securities | 368.2 | Fixed maturity securities | 79.7 | — |
| Credit default and interest rate swaps | 113.2 | Equity securities | 2.1 | (7.5) |
| Options | 7,227.7 | Equity securities | 255.2 | (274.4) |
| Futures | — | Equity securities | 1.2 | (2.6) |
| Subtotal non-hedging | 7,709.1 | | 338.2 | (284.5) |
| Total derivatives | $ 8,814.1 | | $424.8 | $(284.5) |

## 6. Derivative Financial Instruments (continued)

*Fair Value Hedges*

We have entered into various interest rate swap contracts to convert a portion of our interest rate exposure on our long-term debt from fixed rates to floating rates. The floating rates payable on all of our fair value hedges are benchmarked to LIBOR. A summary of our outstanding fair value hedges at December 31, 2012 and 2011 is as follows:

| December 31, 2012<br>Fair value hedges | Year Entered Into | Outstanding Notional Amount 2012 | Outstanding Notional Amount 2011 | Interest Rate Received | Expiration Date |
|---|---|---|---|---|---|
| Interest rate swap | 2012 | $ 200.0 | $ — | 4.350 % | August 15, 2020 |
| Interest rate swap | 2012 | 625.0 | — | 1.875 | January 15, 2018 |
| Interest rate swap | 2012 | 200.0 | — | 2.375 | February 15, 2017 |
| Interest rate swap | 2011 | 200.0 | 200.0 | 5.250 | January 15, 2016 |
| Interest rate swap | 2010 | 25.0 | 25.0 | 5.250 | January 15, 2016 |
| Interest rate swap | 2006 | — | 240.0 | 6.800 | August 1, 2012 |
| Interest rate swap | 2006 | 200.0 | 200.0 | 5.000 | December 15, 2014 |
| Interest rate swap | 2005 | — | 240.0 | 6.800 | August 1, 2012 |
| Interest rate swap | 2005 | 200.0 | 200.0 | 5.000 | December 15, 2014 |
| Total notional amount outstanding | | $1,650.0 | $1,105.0 | | |

A summary of the effect of fair value hedges on our income statement for the years ended December 31, 2012, 2011 and 2010 is as follows:

| Type of Fair Value Hedge | Income Statement Location of Hedge Gain (Loss) | Hedge Gain (Loss) Recognized | Hedged Item | Income Statement Location of Hedged Item Gain (Loss) | Hedged Item Gain (Loss) Recognized |
|---|---|---|---|---|---|
| **Year ended December 31, 2012** | | | | | |
| Interest rate swaps | Interest expense | $38.2 | Fixed rate debt | Interest expense | $(38.2) |
| **Year ended December 31, 2011** | | | | | |
| Interest rate swaps | Interest expense | $45.1 | Fixed rate debt | Interest expense | $(45.1) |
| **Year ended December 31, 2010** | | | | | |
| Interest rate swaps | Interest expense | $44.8 | Fixed rate debt | Interest expense | $(44.8) |

*Cash Flow Hedges*

We have historically entered into forward starting pay fixed interest rate swaps, with the objective of eliminating the variability of cash flows in the interest payments on various debt issuances. These swaps have all terminated and no amounts were outstanding at December 31, 2012 or 2011. The unrecognized loss for all terminated cash flow hedges included in accumulated other comprehensive income was $35.3 at December 31, 2012 and 2011. As of December 31, 2012, the total amount of amortization over the next twelve months for all cash flow hedges will increase interest expense by approximately $4.6.

**6. Derivative Financial Instruments (continued)**

A summary of the effect of cash flow hedges on our financial statements for the years ended December 31, 2012, 2011 and 2010 is as follows:

| | Effective Portion | | | Ineffective Portion | |
|---|---|---|---|---|---|
| Type of Cash Flow Hedge | Pretax Hedge Gain (Loss) Recognized in Other Comprehensive Loss | Income Statement Location of Gain (Loss) Reclassification from Accumulated Other Comprehensive Income | Hedge Gain (Loss) Reclassified from Accumulated Other Comprehensive Income | Income Statement Location of Gain (Loss) Recognized | Hedge Gain (Loss) Recognized |
| **Year ended December 31, 2012** | | | | | |
| Forward starting pay fixed swaps | $ (4.0) | Interest expense | $(4.2) | None | $(0.1) |
| **Year ended December 31, 2011** | | | | | |
| Forward starting pay fixed swaps | $(18.2) | Interest expense | $(1.8) | None | $— |
| **Year ended December 31, 2010** | | | | | |
| Forward starting pay fixed swaps | $(24.0) | Interest expense | $(1.2) | None | $— |

We test for cash flow hedge effectiveness at hedge inception and re-assess at the end of each reporting period. No amounts were excluded from the assessment of hedge effectiveness.

### 6. Derivative Financial Instruments (continued)

*Non-Hedging Derivatives*

A summary of the effect of non-hedging derivatives on our income statement for the years ended December 31, 2012, 2011 and 2010 is as follows:

| Type of Non-hedging Derivatives | Income Statement Location of Gain (Loss) Recognized | Derivative Gain (Loss) Recognized |
|---|---|---|
| **Year ended December 31, 2012** | | |
| Derivatives embedded in convertible fixed maturity securities | Net realized gains (losses) on investments | $ (2.4) |
| Interest rate swaps | Net realized gains (losses) on investments | (3.9) |
| Options | Net realized gains (losses) on investments | (66.0) |
| Futures | Net realized gains (losses) on investments | (6.7) |
| Total | | $(79.0) |
| **Year ended December 31, 2011** | | |
| Derivatives embedded in convertible fixed maturity securities | Net realized gains (losses) on investments | $ (7.6) |
| Credit default and interest rate swaps | Net realized gains (losses) on investments | (53.3) |
| Options | Net realized gains (losses) on investments | 9.6 |
| Futures | Net realized gains (losses) on investments | (5.9) |
| Total | | $(57.2) |
| **Year ended December 31, 2010** | | |
| Derivatives embedded in convertible fixed maturity securities | Net realized gains (losses) on investments | $ 24.3 |
| Interest rate swaps | Net realized gains (losses) on investments | (2.0) |
| Options | Net realized gains (losses) on investments | (62.9) |
| Total | | $(40.6) |

### 7. Fair Value

Assets and liabilities recorded at fair value in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Level inputs, as defined by FASB guidance for fair value measurements and disclosures, are as follows:

| Level Input: | Input Definition: |
|---|---|
| Level I | Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date. |
| Level II | Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date. |
| Level III | Unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. |

**7. Fair Value (continued)**

The following methods, assumptions and inputs were used to determine the fair value of each class of the following assets and liabilities recorded at fair value in the consolidated balance sheets:

*Cash equivalents:* Cash equivalents primarily consist of highly rated money market funds with maturities of three months or less, and are purchased daily at par value with specified yield rates. Due to the high ratings and short-term nature of the funds, we designate all cash equivalents as Level I.

*Fixed maturity securities, available-for-sale:* Fair values of available-for-sale fixed maturity securities are based on quoted market prices, where available. These fair values are obtained primarily from third party pricing services, which generally use Level I or Level II inputs for the determination of fair value to facilitate fair value measurements and disclosures. United States Government securities represent Level I securities, while Level II securities primarily include corporate securities, securities from states, municipalities and political subdivisions and mortgage-backed securities. For securities not actively traded, the third party pricing services may use quoted market prices of comparable instruments or discounted cash flow analyses, incorporating inputs that are currently observable in the markets for similar securities. We have controls in place to review the third party pricing services' qualifications and procedures used to determine fair values. In addition, we periodically review the third party pricing services' pricing methodologies, data sources and pricing inputs to ensure the fair values obtained are reasonable. Inputs that are often used in the valuation methodologies include, but are not limited to, broker quotes, benchmark yields, credit spreads, default rates and prepayment speeds. We also have certain fixed maturity securities, primarily corporate debt and other fixed maturity securities, that are designated Level III securities. For these securities, the valuation methodologies may incorporate broker quotes or assumptions for benchmark yields, credit spreads, default rates and prepayment speeds that are not observable in the markets.

*Equity securities, available-for-sale:* Fair values of equity securities are generally designated as Level I and are based on quoted market prices. For certain equity securities, quoted market prices for the identical security are not always available and the fair value is estimated by reference to similar securities for which quoted prices are available. These securities are designated Level II. We also have certain equity securities, including private equity securities, for which the fair value is estimated based on each security's current condition and future cash flow projections. Such securities are designated Level III. The fair values of these private equity securities are generally based on either broker quotes or discounted cash flow projections using assumptions for inputs such as the weighted-average cost of capital, long-term revenue growth rates and earnings before interest, taxes, depreciation and amortization, or EBITDA, and/or revenue multiples that are not observable in the markets.

*Other invested assets, current:* Other invested assets, current include securities held in rabbi trusts that are classified as trading. Fair values are based on quoted market prices.

*Securities lending collateral:* Fair values of securities lending collateral are based on quoted market prices, where available. These fair values are obtained primarily from third party pricing services, which generally use Level I or Level II inputs, for the determination of fair value to facilitate fair value measurements and disclosures.

*Derivatives—interest rate swaps:* Fair values are based on the quoted market prices by the financial institution that is the counterparty to the swap. We independently verify prices provided by the counterparties using valuation models that incorporate market observable inputs for similar interest rate swaps.

In addition, the following methods and assumptions were used to determine the fair value of each class of pension benefit plan assets and other benefit plan assets not defined above (see Note 11, "Retirement Benefits," for fair values of benefit plan assets):

**7. Fair Value (continued)**

*Mutual funds*: Fair values are based on quoted market prices, which represent the net asset value, or NAV, of shares held.

*Common and collective trusts*: Fair values of common/collective trusts that replicate traded money market funds are based on cost, which approximates fair value. Fair values of common/collective trusts that invest in securities are valued at the NAV of the shares held, where the trust applies fair value measurements to the underlying investments to determine the NAV.

*Partnership interests*: Fair values are estimated based on the plan's proportionate share of the undistributed partners' capital as reported in audited financial statements of the partnership.

*Contract with insurance company*: Fair value of the contract in the insurance company general investment account is determined by the insurance company based on the fair value of the underlying investments of the account.

*Investment in DOL 103-12 trust:* Fair value is based on the plan's proportionate share of the fair value of investments held by the trust, qualified as a Department of Labor Regulation 2520.103-12 entity, or DOL 103-12 trust, as reported in audited financial statements of the trust, where the trustee applies fair value measurements to the underlying investments of the trust.

*Life insurance contracts:* Fair value is based on the cash surrender value of the policies as reported by the insurer.

**7. Fair Value (continued)**

A summary of fair value measurements by level for assets and liabilities measured at fair value on a recurring basis at December 31, 2012 and December 31, 2011 is as follows:

| | Level I | Level II | Level III | Total |
|---|---|---|---|---|
| **December 31, 2012:** | | | | |
| **Assets:** | | | | |
| Cash equivalents | $ 728.3 | $ — | $ — | $ 728.3 |
| Investments available-for-sale: | | | | |
| Fixed maturity securities: | | | | |
| United States Government securities | 343.2 | — | — | 343.2 |
| Government sponsored securities | — | 156.2 | — | 156.2 |
| States, municipalities and political subdivisions—tax-exempt | — | 5,882.2 | — | 5,882.2 |
| Corporate securities | — | 7,882.9 | 121.1 | 8,004.0 |
| Options embedded in convertible debt securities | — | 67.2 | — | 67.2 |
| Residential mortgage-backed securities | — | 2,300.5 | 4.3 | 2,304.8 |
| Commercial mortgage-backed securities | — | 345.7 | — | 345.7 |
| Other debt securities | 33.8 | 203.4 | 3.9 | 241.1 |
| Total fixed maturity securities | 377.0 | 16,838.1 | 129.3 | 17,344.4 |
| Equity securities | 1,103.1 | 113.2 | 26.2 | 1,242.5 |
| Other invested assets, current | 14.8 | — | — | 14.8 |
| Securities lending collateral | 231.7 | 332.9 | — | 564.6 |
| Derivatives excluding embedded options (reported with other assets) | — | 58.6 | — | 58.6 |
| **Total assets** | $2,454.9 | $17,342.8 | $155.5 | $19,953.2 |
| **Liabilities:** | | | | |
| Derivatives excluding embedded options (reported with other liabilities) | $ — | $ (0.1) | $ — | $ (0.1) |
| **Total liabilities** | $ — | $ (0.1) | $ — | $ (0.1) |
| **December 31, 2011:** | | | | |
| **Assets:** | | | | |
| Cash equivalents | $1,675.8 | $ — | $ — | $ 1,675.8 |
| Investments available-for-sale: | | | | |
| Fixed maturity securities: | | | | |
| United States Government securities | 604.7 | — | — | 604.7 |
| Government sponsored securities | — | 175.6 | — | 175.6 |
| States, municipalities and political subdivisions—tax-exempt | — | 5,327.6 | — | 5,327.6 |
| Corporate securities | — | 6,602.9 | 195.1 | 6,798.0 |
| Options embedded in convertible debt securities | — | 79.7 | — | 79.7 |
| Residential mortgage-backed securities | — | 2,565.0 | — | 2,565.0 |
| Commercial mortgage-backed securities | — | 369.1 | 6.3 | 375.4 |
| Other debt securities | — | 174.9 | 59.0 | 233.9 |
| Total fixed maturity securities | 604.7 | 15,294.8 | 260.4 | 16,159.9 |
| Equity securities | 1,104.9 | 87.6 | 24.4 | 1,216.9 |
| Other invested assets, current | 14.8 | — | — | 14.8 |
| Securities lending collateral | 422.3 | 449.1 | — | 871.4 |
| Derivatives excluding embedded options (reported with other assets) | — | 86.6 | — | 86.6 |
| **Total assets** | $3,822.5 | $15,918.1 | $284.8 | $20,025.4 |

## 7. Fair Value (continued)

A reconciliation of the beginning and ending balances of assets measured at fair value on a recurring basis using Level III inputs for the years ended December 31, 2012, 2011 and 2010 is as follows:

| | Corporate Securities | Residential Mortgage-backed Securities | Commercial Mortgage-backed Securities | Other Debt Securities | Equity Securities | Total |
|---|---|---|---|---|---|---|
| **Year Ended December 31, 2012:** | | | | | | |
| Beginning balance at January 1, 2012 | $ 195.1 | $ — | $ 6.3 | $ 59.0 | $ 24.4 | $ 284.8 |
| Total gains (losses): | | | | | | |
| Recognized in net income | 15.2 | — | — | 0.1 | (0.9) | 14.4 |
| Recognized in accumulated other comprehensive income | (19.7) | — | 0.1 | 0.7 | (14.2) | (33.1) |
| Purchases | 77.8 | 3.0 | 3.4 | — | 4.9 | 89.1 |
| Business combinations | 2.6 | — | — | — | — | 2.6 |
| Sales | (29.8) | — | — | (16.6) | (0.5) | (46.9) |
| Issuances | — | — | — | — | — | — |
| Settlements | (67.8) | (0.1) | (0.1) | (1.3) | — | (69.3) |
| Transfers into Level III | 2.9 | 1.4 | 1.9 | 12.0 | 12.5 | 30.7 |
| Transfers out of Level III | (55.2) | — | (11.6) | (50.0) | — | (116.8) |
| Ending balance at December 31, 2012 | $ 121.1 | $ 4.3 | $ — | $ 3.9 | $ 26.2 | $ 155.5 |
| Change in unrealized losses included in net income related to assets still held for the year ended ended December 31, 2012 | $ — | $ — | $ — | $ — | $ (0.7) | $ (0.7) |
| **Year Ended December 31, 2011:** | | | | | | |
| Beginning balance at January 1, 2011 | $ 278.4 | $ 3.8 | $ 7.8 | $ 81.4 | $ 17.3 | $ 388.7 |
| Total gains (losses): | | | | | | |
| Recognized in net income | 5.2 | — | — | (1.7) | (7.0) | (3.5) |
| Recognized in accumulated other comprehensive income | (3.0) | 0.1 | 0.1 | — | 4.1 | 1.3 |
| Purchases | 31.2 | 2.8 | 2.6 | 12.2 | 10.2 | 59.0 |
| Sales | (27.6) | (9.1) | (8.2) | (22.9) | (0.4) | (68.2) |
| Issuances | — | — | — | — | — | — |
| Settlements | (130.5) | (0.8) | (1.4) | (17.7) | — | (150.4) |
| Transfers into Level III | 41.4 | 9.7 | 5.4 | 7.8 | 0.2 | 64.5 |
| Transfers out of Level III | — | (6.5) | — | (0.1) | — | (6.6) |
| Ending balance at December 31, 2011 | $ 195.1 | $ — | $ 6.3 | $ 59.0 | $ 24.4 | $ 284.8 |
| Change in unrealized losses included in net income related to assets still held for the year ended ended December 31, 2011 | $ (0.6) | $ — | $ — | $ (1.2) | $ (7.0) | $ (8.8) |
| **Year Ended December 31, 2010:** | | | | | | |
| Beginning balance at January 1, 2010 | $ 231.7 | $ 2.0 | $ 7.1 | $106.0 | $ 4.5 | $ 351.3 |
| Total gains (losses): | | | | | | |
| Recognized in net income | (6.6) | — | — | (3.9) | (2.9) | (13.4) |
| Recognized in accumulated other comprehensive income | 18.7 | — | 1.7 | 13.2 | 2.0 | 35.6 |
| Purchases, sales, issuances and settlements, net | (18.0) | 1.8 | (1.0) | (33.9) | 0.7 | (50.4) |
| Transfers into Level III | 52.6 | — | — | — | 13.0 | 65.6 |
| Transfers out of Level III | — | — | — | — | — | — |
| Ending balance at December 31, 2010 | $ 278.4 | $ 3.8 | $ 7.8 | $ 81.4 | $ 17.3 | $ 388.7 |
| Change in unrealized losses included in net income related to assets still held for the year ended ended December 31, 2010 | $ (6.9) | $ — | $ — | $ (1.1) | $ (2.6) | $ (10.6) |

**7. Fair Value (continued)**

Transfers between levels, if any, are recorded as of the beginning of the reporting period. During the year ended December 31, 2012, certain securities, primarily equity securities, that were previously classified as Level II were transferred into Level III as a result of previously observable inputs becoming unobservable due to market inactivity. During the year ended December 31, 2012, the transfers out of Level III of corporate securities and commercial mortgage-backed securities were for certain sub-prime securities transferred from Level III to Level II as a result of inputs that were previously unobservable becoming observable due to increased volume and level of trading in active markets. In addition, the transfers out of Level III of other debt securities were for certain inverse floating rate securities transferred from Level III to Level II as a result of those securities' impending maturity and settlement and recent trading activity of similar securities in observable markets.

During the year ended December 31, 2012, there were no transfers from Level I to Level II or from Level II to Level I.

There were no material transfers between Levels I, II or III during the years ended December 31, 2011 or 2010.

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances. As disclosed in Note 3, "Business Combinations", we completed our acquisitions of Amerigroup, 1-800 CONTACTS and CareMore on December 24, 2012, June 20, 2012 and August 22, 2011, respectively. The values of net assets acquired in our acquisitions of Amerigroup, 1-800 CONTACTS and CareMore and resulting goodwill and other intangible assets were recorded at fair value primarily using Level III inputs. The majority of Amerigroup, 1-800 CONTACTS and CareMore's assets acquired and liabilities assumed were recorded at their carrying values as of the respective dates of acquisition, as their carrying values approximated their fair values due to their short-term nature. The fair values of goodwill and other intangible assets acquired in our acquisitions of Amerigroup, 1-800 CONTACTS and CareMore were internally estimated based on the income approach. The income approach estimates fair value based on the present value of the cash flows that the assets can be expected to generate in the future. We developed internal estimates for the expected cash flows and discount rate in the present value calculation. Refer to Note 13, "Debt," for additional disclosure regarding the Amerigroup senior unsecured notes recorded at their acquisition date fair value during 2012 (nonrecurring fair value measurement). Other than the assets acquired and liabilities assumed in our acquisitions of Amerigroup, 1-800 CONTACTS and CareMore described above, there were no other assets or liabilities measured at fair value on a nonrecurring basis during the years ended December 31, 2012, 2011 and 2010.

Our valuation policy is determined by members of our treasury and accounting departments. Whenever possible, our policy is to obtain quoted market prices in active markets to estimate fair values for recognition and disclosure purposes. Where quoted market prices in active markets are not available, fair values are estimated using discounted cash flow analyses, broker quotes or other valuation techniques. These techniques are significantly affected by our assumptions, including discount rates and estimates of future cash flows. Potential taxes and other transaction costs are not considered in estimating fair values. Our valuation policy is generally to obtain only one quoted price for each security from third party pricing services, which are derived through recently reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information. When broker quotes are used, we generally obtain only one broker quote per security. As we are responsible for the determination of fair value, we perform monthly analysis on the prices received from third parties to determine whether the prices are reasonable estimates of fair value. This analysis is performed by our internal treasury personnel who are familiar with our investment portfolios, the third party pricing services engaged and the valuation techniques and inputs used. Our analysis includes a review

**7. Fair Value (continued)**

of month-to-month price fluctuations. If unusual fluctuations are noted in this review, we may obtain additional information from other pricing services to validate the quoted price. There were no adjustments to quoted market prices obtained from third party pricing services during the years ended December 31, 2012, 2011 or 2010.

In addition to the preceding disclosures on assets recorded at fair value in the consolidated balance sheets, FASB guidance also requires the disclosure of fair values for certain other financial instruments for which it is practicable to estimate fair value, whether or not such values are recognized in the consolidated balance sheets.

Non-financial instruments such as real estate, property and equipment, other current assets, deferred income taxes and intangible assets, and certain financial instruments such as policy liabilities are excluded from the fair value disclosures. Therefore, the fair value amounts cannot be aggregated to determine our underlying economic value.

The carrying amounts reported in the consolidated balance sheets for cash, accrued investment income, premium and self-funded receivables, other receivables, unearned income, accounts payable and accrued expenses, income taxes payable, security trades pending payable, securities lending payable and certain other current liabilities approximate fair value because of the short term nature of these items. These assets and liabilities are not listed in the table below.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

*Other invested assets, long-term*: Other invested assets, long-term include primarily our investments in limited partnerships, joint ventures and other non-controlled corporations, as well as the cash surrender value of corporate-owned life insurance policies. Investments in limited partnerships, joint ventures and other non-controlled corporations are carried at our share in the entities' undistributed earnings, which approximates fair value. The carrying value of corporate-owned life insurance policies represents the cash surrender value as reported by the respective insurer.

*Short-term borrowings*: The fair value of our short-term borrowings is based on quoted market prices for the same or similar debt, or, if no quoted market prices were available, on the current market interest rates estimated to be available to us for debt of similar terms and remaining maturities.

*Long-term debt—commercial paper:* The carrying amount for commercial paper approximates fair value as the underlying instruments have variable interest rates at market value.

*Long-term debt—notes and capital leases*: The fair values of our notes are based on quoted market prices in active markets for the same or similar debt, or, if no quoted market prices are available, on the current market observable rates estimated to be available to us for debt of similar terms and remaining maturities. Capital leases are classified as Level III and are carried at the unamortized present value of the minimum lease payments, which approximates fair value.

*Long-term debt—convertible debentures*: The fair value of our convertible debentures is based on the quoted market price in the active private market in which the convertible debentures trade.

**7. Fair Value (continued)**

A summary of the carrying value and fair value by level of financial instruments not recorded at fair value on our consolidated balance sheet at December 31, 2012 are as follows:

| | Carrying Value | Fair Value | | | |
|---|---|---|---|---|---|
| | | Level I | Level II | Level III | Total |
| Assets: | | | | | |
| Other invested assets, long-term | $ 1,387.7 | $ — | $ — | $1,387.7 | $ 1,387.7 |
| Liabilities: | | | | | |
| Debt: | | | | | |
| Short-term borrowings | 250.0 | — | 250.0 | — | 250.0 |
| Commercial paper | 570.9 | — | 570.9 | — | 570.9 |
| Notes and capital leases | 13,198.9 | — | 14,407.1 | — | 14,407.1 |
| Convertible debentures | 958.1 | — | 1,613.4 | — | 1,613.4 |

A summary of the carrying value and fair value of financial instruments not recorded at fair value on our consolidated balance sheet at December 31, 2011 are as follows:

| | Carrying Value | Fair Value |
|---|---|---|
| Assets: | | |
| Other invested assets, long-term | $1,103.3 | $1,103.3 |
| Liabilities: | | |
| Debt: | | |
| Short-term borrowings | 100.0 | 100.0 |
| Commercial paper | 799.8 | 799.8 |
| Notes and capital leases | 8,895.6 | 9,871.7 |

WellPoint, Inc.

Notes to Consolidated Financial Statements (continued)

## 8. Income Taxes

The components of deferred income taxes at December 31 are as follows:

| | 2012 | 2011 |
|---|---|---|
| Deferred tax assets relating to: | | |
| Retirement benefits | $ 405.3 | $ 418.5 |
| Accrued expenses | 437.4 | 466.3 |
| Insurance reserves | 221.2 | 189.4 |
| Net operating loss carryforwards | 22.3 | 30.5 |
| Bad debt reserves | 108.2 | 117.2 |
| State income tax | 85.7 | 54.2 |
| Deferred compensation | 55.7 | 55.7 |
| Investment basis difference | 138.2 | 149.0 |
| Other | 47.0 | 49.5 |
| Total deferred tax assets | 1,521.0 | 1,530.3 |
| Valuation allowance | (18.1) | (11.0) |
| Total deferred tax assets, net of valuation allowance | 1,502.9 | 1,519.3 |
| Deferred tax liabilities relating to: | | |
| Unrealized gains on securities | 431.0 | 328.2 |
| Acquisition related: | | |
| Trademarks and other non-amortizable intangible assets | 2,301.8 | 2,095.5 |
| Subscriber base, provider and hospital networks | 499.4 | 490.8 |
| Internally developed software and other amortization differences | 599.3 | 414.5 |
| Retirement benefits | 214.1 | 202.7 |
| Debt discount | 189.7 | — |
| State deferred tax | 184.4 | 76.3 |
| Depreciation and amortization | 79.0 | 49.1 |
| Other | 142.0 | 161.4 |
| Total deferred tax liabilities | 4,640.7 | 3,818.5 |
| Net deferred tax liability | $(3,137.8) | $(2,299.2) |
| Deferred tax asset-current | $ 243.2 | $ 424.8 |
| Deferred tax liability-noncurrent | (3,381.0) | (2,724.0) |
| Net deferred tax liability | $(3,137.8) | $(2,299.2) |

Changes in the valuation allowance during 2012 included an $11.0 release related to federal credits and loss carryforwards as tax settlements were completed and establishment of an $18.1 allowance related to state net operating losses net of the federal benefit.

**8. Income Taxes (continued)**

Significant components of the provision for income taxes for the years ended December 31 consist of the following:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Current tax expense: | | | |
| Federal | $1,057.4 | $1,150.4 | $1,329.5 |
| State and local | 95.7 | 21.6 | 28.5 |
| Total current tax expense | 1,153.1 | 1,172.0 | 1,358.0 |
| Deferred tax expense | 56.9 | 139.2 | 108.7 |
| Total income tax expense | $1,210.0 | $1,311.2 | $1,466.7 |

State and local current tax expense is reported gross of federal benefit, and includes amounts related to true up of prior years' tax, audit settlements, uncertain tax positions and state tax credits. Such items are included in multiple lines in the following rate reconciliation table on a net of federal tax basis.

A reconciliation of income tax expense recorded in the consolidated statements of income and amounts computed at the statutory federal income tax rate for the years ended December 31, is as follows:

| | 2012 | | 2011 | | 2010 | |
|---|---|---|---|---|---|---|
| | Amount | Percent | Amount | Percent | Amount | Percent |
| Amount at statutory rate | $1,352.9 | 35.0% | $1,385.3 | 35.0% | $1,523.8 | 35.0% |
| State and local income taxes net of federal tax benefit | 25.2 | 0.6 | 42.3 | 1.1 | 42.8 | 1.0 |
| Tax exempt interest and dividends received deduction | (59.3) | (1.5) | (58.6) | (1.5) | (53.0) | (1.2) |
| Audit settlements | (200.5) | (5.2) | (49.7) | (1.3) | (18.1) | (0.4) |
| Other, net | 91.7 | 2.4 | (8.1) | (0.2) | (28.8) | (0.7) |
| Total income tax expense | $1,210.0 | 31.3% | $1,311.2 | 33.1% | $1,466.7 | 33.7% |

During the year ended December 31, 2012, we recognized income tax benefits of $200.5, or $0.62 per diluted share, for settlement of certain of our open tax issues with the Internal Revenue Service, or IRS, following approval by the Joint Committee on Taxation. This included amounts related to not-for-profit conversion and corporate reorganizations in prior years, as well as amounts associated with issues related to certain of our acquired companies. This income tax benefit includes the release of gross unrecognized tax benefits from uncertain tax positions, discussed below, release of a valuation allowance, discussed above, and recognition of interest income. This income tax benefit, and resulting decrease in the effective tax rate, was partially offset due to the non-tax deductibility of litigation settlement expenses associated with the settlement of a class action lawsuit in June 2012 and an increase in our state deferred tax asset valuation allowance attributable to the uncertainty associated with some of our state net operating loss carryforwards.

During the year ended December 31, 2011, following approval by the Joint Committee on Taxation, we settled the audit of our 2003 and 2004 (short year) federal tax returns, which had been in the appeals process with the IRS. This resulted in a tax benefit of $39.3. In addition, during the year ended December 31, 2011, we completed a state tax examination, resulting in additional tax benefits for audit settlements of $10.4.

**8. Income Taxes (continued)**

The change in the carrying amount of gross unrecognized tax benefits from uncertain tax positions for the years ended December 31, is as follows:

| | 2012 | 2011 |
|---|---|---|
| Balance at January 1 | $ 229.1 | $231.0 |
| Additions for tax positions related to: | | |
| Current year | 50.1 | 10.0 |
| Prior years | 13.0 | 4.1 |
| Reductions related to: | | |
| Tax positions of prior years | — | (0.2) |
| Settlements with taxing authorities | (148.7) | (15.8) |
| Balance at December 31 | $ 143.5 | $229.1 |

In the table above, certain amounts for the year ended December 31, 2011 have been reclassified from a net to gross presentation to more fully reflect estimated tax benefits that could potentially be settled with taxing authorities in future periods, including for the year ended December 31, 2012. This reclassification does not impact amounts presented in the financial statements.

The table above excludes interest, net of related tax benefits, which is treated as income tax expense (benefit) under our accounting policy. The interest is included in the amounts described in the following paragraph.

As of December 31, 2012, $103.0 of unrecognized tax benefits would impact our effective tax rate in future periods, if recognized. Also included is $4.7 that would be recognized as an adjustment to additional paid-in capital and would not affect our effective tax rate. The December 31, 2012 balance includes $0.8 of tax positions for which ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Excluding the impact of interest and penalties, the disallowance of the shorter deductibility period would not affect our effective tax rate, but would accelerate the payment of cash to the taxing authority to an earlier period.

For the years ended December 31, 2012, 2011 and 2010, we recognized approximately $(9.0), $(0.1) and $(2.9) in interest, respectively. We had accrued approximately $15.7 and $24.7 for the payment of interest at December 31, 2012 and 2011, respectively.

As of December 31, 2012, as further described below, certain tax years remain open to examination by the IRS and various state and local authorities. In addition, we continue to discuss certain industry issues with the IRS. As a result of these examinations and discussions, we have recorded amounts for uncertain tax positions. It is anticipated that the amount of unrecognized tax benefits will change in the next twelve months due to possible settlements of audits and changes in temporary items. However, the ultimate resolution of these items is dependent on the completion of negotiations with various taxing authorities. While it is difficult to determine when other tax settlements will actually occur, it is reasonably possible that one could occur in the next twelve months and our unrecognized tax benefits could change within a range of approximately $12.4 to $(95.3).

We are a member of the IRS Compliance Assurance Process, or CAP. The objective of CAP is to reduce taxpayer burden and uncertainty while assuring the IRS of the accuracy of tax returns prior to filing, thereby reducing or eliminating the need for post-filing examinations.

**8. Income Taxes (continued)**

As of December 31, 2012, the examinations of our 2011 through 2004 tax years continue to be in process. Many of the issues in open tax years have been resolved and we have received Closing Agreements from the IRS relating to most of the significant issues. Issues resolved include items related to not-for-profit conversion and corporate reorganizations in prior years, as well as issues related to certain of our acquired companies. However, the Closing Agreements impact multiple tax years and will generate refunds in later years, and therefore require approval from the Joint Committee on Taxation before they can be finalized and settled. While we cannot be certain, we anticipate the closing of many of the open tax years' examinations and receipt of related tax refunds during 2013.

In certain states, we pay premium taxes in lieu of state income taxes. Premium taxes are reported with general and administrative expense.

At December 31, 2012, we had unused federal tax net operating loss carryforwards of approximately $63.7 to offset future taxable income. The loss carryforwards expire in the years 2015 through 2024. During 2012, 2011 and 2010 federal income taxes paid totaled $1,188.2, $1,153.9 and $2,531.9, respectively.

**9. Property and Equipment**

A summary of property and equipment at December 31 is as follows:

| | 2012 | 2011 |
|---|---|---|
| Land and improvements | $ 45.9 | $ 52.3 |
| Building and components | 406.0 | 392.1 |
| Data processing equipment, furniture and other equipment | 792.6 | 725.6 |
| Computer software, purchased and internally developed | 1,672.1 | 1,295.0 |
| Leasehold improvements | 303.9 | 190.2 |
| Property and equipment, gross | 3,220.5 | 2,655.2 |
| Accumulated depreciation and amortization | (1,482.2) | (1,237.1) |
| Property and equipment, net | $ 1,738.3 | $ 1,418.1 |

Property and equipment includes assets purchased under noncancelable capital leases at December 31, 2012 and 2011 was $59.0. Total accumulated amortization on leased assets at December 31, 2012 and 2011 was $59.0 and $58.5, respectively. Depreciation expense for 2012, 2011 and 2010 was $107.1, $95.7 and $103.1, respectively. Amortization expense on leased assets, computer software and leasehold improvements for 2012, 2011 and 2010 was $261.9, $204.6 and $194.3, respectively, which includes amortization expense on computer software, both purchased and internally developed, for 2012, 2011 and 2010 of $240.7, $183.9 and $171.9, respectively. Capitalized costs related to the internal development of software of $1,332.1 and $1,022.2 at December 31, 2012 and 2011, respectively, are reported with computer software.

During the year ended December 31, 2012, we recognized $66.8 of impairments related to computer software (primarily internally developed) due to project cancellation or asset replacement, some of which resulted from a change in strategic focus needed to effectively manage business operations in a post-Health Care Reform environment.

During the year ended December 31, 2010, we recognized $95.3 of impairments of information technology assets related to our change in strategic focus primarily in response to Health Care Reform and due to our decision to discontinue further use of certain assets in the normal course of business.

**10. Goodwill and Other Intangible Assets**

A summary of the change in the carrying amount of goodwill by reportable segment (see Note 20, "Segment Information") for 2012 and 2011 is as follows:

| | Commercial | Consumer | Other | Total |
|---|---|---|---|---|
| Balance as of January 1, 2011 | $ 9,944.8 | $3,320.1 | $ — | $13,264.9 |
| CareMore acquisition | — | 595.3 | — | 595.3 |
| Measurement period adjustments | (1.2) | (0.3) | — | (1.5) |
| Balance as of December 31, 2011 | 9,943.6 | 3,915.1 | — | 13,858.7 |
| 1-800 CONTACTS acquisition | 620.7 | — | — | 620.7 |
| Amerigroup acquisition | — | 3,033.1 | — | 3,033.1 |
| Measurement period adjustments | (0.3) | (1.7) | — | (2.0) |
| Balance as of December 31, 2012 | $10,564.0 | $6,946.5 | $ — | $17,510.5 |
| Accumulated impairment as of December 31, 2012 | $ (41.0) | $ — | $ — | $ (41.0) |

Goodwill adjustments incurred during 2012 included reductions totaling $0.4 related to the tax benefit on the exercise of stock options issued as part of various acquisitions and $1.6 related to other measurement period adjustments. Goodwill adjustments incurred during 2011 included a reduction of $1.5 related to the tax benefit on the exercise of stock options issued as part of various acquisitions.

As required by FASB guidance, we completed annual impairment tests of existing goodwill and other intangible assets with indefinite lives during 2012, 2011 and 2010. These annual impairment tests are performed by us during the fourth quarter. FASB guidance also requires interim impairment testing to be performed when potential impairment indicators exist. These tests involve the use of estimates related to the fair value of goodwill and intangible assets with indefinite lives and require a significant degree of management judgment and the use of subjective assumptions. The fair values were estimated using the income and market value valuation methods, incorporating Level III internal estimates for inputs, including, but not limited to, revenue projections, income projections, cash flows and discount rates.

### 10. Goodwill and Other Intangible Assets (continued)

The components of other intangible assets as of December 31 are as follows:

| | 2012 | | | 2011 | | |
|---|---|---|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
| Intangible assets with finite lives: | | | | | | |
| Customer relationships | $ 3,494.8 | $(2,070.1) | $1,424.7 | $3,273.0 | $(1,846.8) | $1,426.2 |
| Provider and hospital networks | 140.5 | (38.1) | 102.4 | 109.3 | (36.7) | 72.6 |
| Other | 66.1 | (26.9) | 39.2 | 66.1 | (20.3) | 45.8 |
| Total | 3,701.4 | (2,135.1) | 1,566.3 | 3,448.4 | (1,903.8) | 1,544.6 |
| Intangible assets with indefinite lives: | | | | | | |
| Blue Cross and Blue Shield and other trademarks | 6,588.1 | — | 6,588.1 | 5,998.7 | — | 5,998.7 |
| Provider relationships | 271.8 | — | 271.8 | 271.8 | — | 271.8 |
| State Medicaid contracts | 676.6 | — | 676.6 | 116.6 | — | 116.6 |
| Total | 7,536.5 | — | 7,536.5 | 6,387.1 | — | 6,387.1 |
| Other intangible assets | $11,237.9 | $(2,135.1) | $9,102.8 | $9,835.5 | $(1,903.8) | $7,931.7 |

During 2010, we recognized an impairment charge of $21.1 for certain intangible assets associated with the UniCare provider networks, due to a decision we made to transfer certain membership to an alternative network.

As of December 31, 2012, estimated amortization expense for each of the five years ending December 31, is as follows: 2013, $266.9; 2014, $233.4; 2015, $200.4; 2016, $167.9; 2017, $146.3.

### 11. Retirement Benefits

We sponsor various non-contributory employee defined benefit plans through certain subsidiaries.

The WellPoint Cash Balance Pension Plan, or the WellPoint Plan, is a cash balance pension plan covering certain eligible employees of the affiliated companies that participate in the WellPoint Plan. Effective January 1, 2006, benefits were curtailed, with the result that most participants stopped accruing benefits but continue to earn interest on benefits accrued prior to the curtailment. Certain participants subject to collective bargaining and certain other participants who met grandfathering rules continue to accrue benefits. Several pension plans acquired through various corporate mergers and acquisitions have been merged into the WellPoint Plan. Effective January 1, 2011, we split the WellPoint Plan, with no change in benefits for any participant. Current employees who are still receiving credits and/or benefit accruals were placed into a new plan, the WellPoint Cash Balance Pension Plan B. All other participants remain in the WellPoint Plan.

The UGS Pension Plan is a defined benefit pension plan with a cash balance component. The UGS Pension Plan covers eligible employees of the affiliated companies that participate in the UGS Pension Plan. Effective January 1, 2004, benefits were curtailed, with the result that most participants stopped accruing benefits but continue to earn interest on benefits previously accrued. Certain employees subject to collective bargaining and certain other employees who met grandfathering rules continue to accrue benefits.

**11. Retirement Benefits (continued)**

The Employees' Retirement Plan of Blue Cross of California, or the BCC Plan, is a defined benefit pension plan that covers eligible employees of Blue Cross of California who are covered by a collective bargaining agreement. Effective January 1, 2007, benefits were curtailed under the BCC Plan with the result that no Blue Cross of California employees hired or rehired after December 31, 2006 are eligible to participate in the BCC Plan.

All of the plans' assets consist primarily of common stocks, fixed maturity securities, investment funds and short-term investments. The funding policies for all plans are to contribute amounts at least sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, as amended, or ERISA, including amendment by the Pension Protection Act of 2006, and in accordance with income tax regulations, plus such additional amounts as are necessary to provide assets sufficient to meet the benefits to be paid to plan participants.

We use a December 31 measurement date for determining benefit obligations and fair value of plan assets.

The following tables disclose consolidated "pension benefits," which include the defined benefit pension plans described above, and consolidated "other benefits," which include postretirement health and welfare benefits including medical, vision and dental benefits offered to certain employees. Calculations were computed using assumptions at the December 31 measurement dates.

The reconciliation of the benefit obligation is as follows:

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| Benefit obligation at beginning of year | $1,851.3 | $1,715.4 | $651.3 | $658.9 |
| Service cost | 16.4 | 17.3 | 6.8 | 6.3 |
| Interest cost | 76.4 | 84.7 | 27.5 | 31.4 |
| Plan amendments | — | — | — | (47.0) |
| Actuarial loss (gain) | 129.6 | 162.0 | (28.4) | 37.3 |
| Benefits paid | (125.2) | (128.1) | (34.2) | (35.6) |
| Benefit obligation at end of year | $1,948.5 | $1,851.3 | $623.0 | $651.3 |

The changes in the fair value of plan assets are as follows:

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| Fair value of plan assets at beginning of year | $1,721.8 | $1,742.7 | $301.1 | $270.7 |
| Actual return on plan assets | 186.8 | 49.5 | 21.9 | 1.7 |
| Employer contributions | 34.5 | 57.7 | 38.4 | 68.5 |
| Benefits paid | (125.2) | (128.1) | (41.1) | (39.8) |
| Fair value of plan assets at end of year | $1,817.9 | $1,721.8 | $320.3 | $301.1 |

**11. Retirement Benefits (continued)**

The net amount included in the consolidated balance sheets is as follows:

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| Noncurrent assets | $ 3.0 | $ 23.4 | $ — | $ — |
| Current liabilities | (11.5) | (4.2) | — | — |
| Noncurrent liabilities | (122.1) | (148.7) | (302.7) | (350.2) |
| Net amount at December 31 | $(130.6) | $(129.5) | $(302.7) | $(350.2) |

The net amounts included in accumulated other comprehensive loss (income) that have not been recognized as components of net periodic benefit costs are as follows:

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| Net actuarial loss | $686.8 | $653.7 | $ 191.0 | $ 234.5 |
| Prior service credit | (3.9) | (4.7) | (103.0) | (116.3) |
| Net amount before tax at December 31 | $682.9 | $649.0 | $ 88.0 | $ 118.2 |

The estimated net actuarial loss and prior service credit for the defined benefit pension plans that will be reclassified from accumulated other comprehensive loss into net periodic benefit costs over the next year are $33.1 and $0.8, respectively. The estimated net actuarial loss and prior service credit for postretirement benefit plans that will be reclassified from accumulated other comprehensive loss into net periodic benefit costs over the next year are $10.7 and $13.3, respectively.

The accumulated benefit obligation for the defined benefit pension plans was $1,941.8 and $1,844.8 at December 31, 2012 and 2011, respectively.

As of December 31, 2012, certain pension plans had accumulated benefit obligations in excess of plan assets. For those same plans, the projected benefit obligation was also in excess of plan assets. Such plans had a combined projected benefit obligation, accumulated benefit obligation and fair value of plan assets of $1,414.9, $1,410.2 and $1,282.3, respectively.

The weighted-average assumptions used in calculating the benefit obligations for all plans are as follows:

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| Discount rate | 3.60% | 4.29% | 3.71% | 4.36% |
| Rate of compensation increase | 3.50% | 3.50% | 3.50% | 3.50% |
| Expected rate of return on plan assets | 7.66% | 8.00% | 7.00% | 7.00% |

**11. Retirement Benefits (continued)**

The components of net periodic benefit cost included in the consolidated statements of income are as follows:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Pension Benefits** | | | |
| Service cost | $ 16.4 | $ 17.3 | $ 17.3 |
| Interest cost | 76.4 | 84.7 | 88.7 |
| Expected return on assets | (134.7) | (128.2) | (139.6) |
| Recognized actuarial loss | 30.5 | 26.4 | 25.5 |
| Amortization of prior service credit | (0.8) | (0.8) | (0.8) |
| Settlement loss | 13.8 | 21.3 | 31.1 |
| Net periodic benefit cost | $ 1.6 | $ 20.7 | $ 22.2 |
| **Other Benefits** | | | |
| Service cost | $ 6.8 | $ 6.3 | $ 7.4 |
| Interest cost | 27.5 | 31.4 | 34.7 |
| Expected return on assets | (21.0) | (17.3) | (10.3) |
| Recognized actuarial loss | 14.1 | 10.2 | 7.8 |
| Amortization of prior service credit | (13.3) | (12.0) | (9.5) |
| Net periodic benefit cost | $ 14.1 | $ 18.6 | $ 30.1 |

During the years ended December 31, 2012, 2011 and 2010 we incurred total settlement losses of $13.8, $21.3 and $31.1, respectively, as lump-sum payments exceeded the service cost and interest cost components of net periodic benefit cost for certain of our plans.

The weighted-average assumptions used in calculating the net periodic benefit cost for all plans are as follows:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Pension Benefits** | | | |
| Discount rate | 4.29% | 5.15% | 5.36% |
| Rate of compensation increase | 3.50% | 3.75% | 4.00% |
| Expected rate of return on plan assets | 8.00% | 8.00% | 8.00% |
| **Other Benefits** | | | |
| Discount rate | 4.36% | 5.24% | 5.79% |
| Rate of compensation increase | 3.50% | 3.75% | 4.00% |
| Expected rate of return on plan assets | 7.00% | 6.75% | 7.00% |

The assumed health care cost trend rates used to measure the expected cost of pre-Medicare (those who are not currently eligible for Medicare benefits) other benefits at our December 31, 2012 measurement dates was 8.00% for 2013 with a gradual decline to 4.50% by the year 2025. The assumed health care cost trend rates used to measure the expected cost of post-Medicare (those who are currently eligible for Medicare benefits) other benefits at our December 31, 2012 measurement dates was 6.00% for 2013 with a gradual decline to 4.50% by the year 2021. These estimated trend rates are subject to change in the future. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, an increase in the assumed health care cost trend rate of one percentage point would increase the postretirement benefit obligation as of December 31,

**11. Retirement Benefits (continued)**

2012 by $47.1 and would increase service and interest costs by $2.4. Conversely, a decrease in the assumed health care cost trend rate of one percentage point would decrease the postretirement benefit obligation by $40.2 as of December 31, 2012 and would decrease service and interest costs by $2.0.

Plan assets include a diversified mix of investment grade fixed maturity securities, equity securities and alternative investments across a range of sectors and levels of capitalization to maximize the long-term return for a prudent level of risk. The weighted-average target allocation for pension benefit plan assets is 45% equity securities, 46% fixed maturity securities, and 9% to all other types of investments. Equity securities primarily include a mix of domestic securities, foreign securities and mutual funds invested in equities. Fixed maturity securities primarily include treasury securities, corporate bonds, and asset-backed investments issued by corporations and the U.S. government. Other types of investments include partnership interests, collective trusts that replicate money market funds and insurance contracts designed specifically for employee benefit plans. As of December 31, 2012, there were no significant concentrations of investments in the pension benefit assets or other benefit assets. No plan assets were invested in WellPoint common stock.

Pension benefit assets and other benefit assets recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their fair value.

**11. Retirement Benefits (continued)**

The fair values of our pension benefit assets and other benefit assets at December 31, 2012, excluding $3.2 of cash, investment income receivable and amounts due to/from brokers, by asset category and level inputs, as defined by FASB guidance regarding fair value measurements and disclosures (see Note 7, "Fair Value," for additional information regarding the definition of level inputs), are as follows:

| | Level I | Level II | Level III | Total |
|---|---|---|---|---|
| **December 31, 2012:** | | | | |
| Pension Benefit Assets: | | | | |
| Equity securities: | | | | |
| U.S. securities | $ 514.3 | $ — | $ — | $ 514.3 |
| Foreign securities | 272.5 | — | — | 272.5 |
| Mutual funds | 30.9 | — | — | 30.9 |
| Fixed maturity securities: | | | | |
| Government securities | 192.1 | 18.0 | — | 210.1 |
| Corporate bonds | — | 240.5 | — | 240.5 |
| Asset-backed securities | — | 138.7 | — | 138.7 |
| Other types of investments: | | | | |
| Common and collective trusts | — | 28.9 | — | 28.9 |
| Partnership interests | — | — | 176.5 | 176.5 |
| Contract with insurance company | — | — | 202.5 | 202.5 |
| Treasury futures contracts | (0.2) | — | — | (0.2) |
| Total pension benefit assets | $1,009.6 | $426.1 | $379.0 | $1,814.7 |
| Other Benefit Assets: | | | | |
| Equity securities: | | | | |
| U.S. securities | $ 23.2 | $ — | $ — | $ 23.2 |
| Foreign securities | 11.6 | — | — | 11.6 |
| Mutual funds | 36.1 | — | — | 36.1 |
| Fixed maturity securities: | | | | |
| Government securities | 4.3 | — | — | 4.3 |
| Corporate securities | — | 9.2 | — | 9.2 |
| Asset-backed securities | — | 13.8 | — | 13.8 |
| Other types of investments: | | | | |
| Common and collective trusts | — | 2.1 | — | 2.1 |
| Partnership interests | — | — | 1.2 | 1.2 |
| Life insurance contracts | — | — | 203.7 | 203.7 |
| Investment in DOL 103-12 trust | — | 15.1 | — | 15.1 |
| Total other benefit assets | $ 75.2 | $ 40.2 | $204.9 | $ 320.3 |

**11. Retirement Benefits (continued)**

The fair values of our pension benefit assets and other benefit assets at December 31, 2011, excluding $(41.6) of cash, investment income receivable and amounts due to/from brokers, by asset category and level inputs, as defined by FASB guidance regarding fair value measurements and disclosures (see Note 7, "Fair Value," for additional information regarding the definition of level inputs) are as follows:

| | Level I | Level II | Level III | Total |
|---|---|---|---|---|
| **December 31, 2011:** | | | | |
| Pension Benefit Assets: | | | | |
| Equity securities: | | | | |
| U.S. securities | $145.3 | $ — | $304.2 | $ 449.5 |
| Foreign securities | 242.9 | — | — | 242.9 |
| Mutual funds | 24.6 | — | — | 24.6 |
| Fixed maturity securities: | | | | |
| Government securities | 199.2 | — | — | 199.2 |
| Corporate bonds | — | 236.1 | — | 236.1 |
| Asset-backed securities | — | 156.6 | — | 156.6 |
| Other types of investments: | | | | |
| Common and collective trusts | — | 90.3 | — | 90.3 |
| Partnership interests | — | — | 165.0 | 165.0 |
| Contract with insurance company | — | — | 195.5 | 195.5 |
| Treasury futures contracts | (0.3) | — | — | (0.3) |
| Total pension benefit assets | $611.7 | $483.0 | $664.7 | $1,759.4 |
| Other Benefit Assets: | | | | |
| Equity securities: | | | | |
| U.S. securities | $ 6.5 | $ — | $ 13.4 | $ 19.9 |
| Foreign securities | 9.8 | — | — | 9.8 |
| Mutual funds | 2.8 | — | — | 2.8 |
| Fixed maturity securities: | | | | |
| Government securities | 8.5 | — | — | 8.5 |
| Corporate securities | — | 5.9 | — | 5.9 |
| Asset-backed securities | — | 12.6 | — | 12.6 |
| Other types of investments: | | | | |
| Common and collective trusts | — | 134.0 | — | 134.0 |
| Partnership interests | — | — | 1.1 | 1.1 |
| Life insurance contracts | — | — | 95.7 | 95.7 |
| Investment in DOL 103-12 trust | — | 14.8 | — | 14.8 |
| Total other benefit assets | $ 27.6 | $167.3 | $110.2 | $ 305.1 |

**11. Retirement Benefits (continued)**

A reconciliation of the beginning and ending balances of plan assets measured at fair value using Level III inputs for the years ended December 31, 2012, 2011 and 2010 is as follows:

| | U.S. Equity Securities | Asset Backed Securities | Common/ Collective Trusts | Partnership Interests | Insurance Company Contracts | Life Insurance Contracts | Total |
|---|---|---|---|---|---|---|---|
| Beginning balance at January 1, 2010 | $ 436.3 | $ 6.1 | $ 118.7 | $166.4 | $204.3 | $ — | $ 931.8 |
| Actual return on plan assets: | | | | | | | |
| Relating to assets still held at the reporting date | 65.5 | 0.5 | 0.6 | (10.8) | 10.2 | — | 66.0 |
| Purchases, sales, issuances and settlements, net | (72.0) | (2.0) | (119.3) | (2.5) | (25.7) | — | (221.5) |
| Transfers out of Level III | — | (4.6) | — | — | — | — | (4.6) |
| Ending balance at December 31, 2010 | 429.8 | — | — | 153.1 | 188.8 | — | 771.7 |
| Actual return on plan assets: | | | | | | | |
| Relating to assets still held at the reporting date | 4.8 | — | — | 5.8 | 2.7 | 1.0 | 14.3 |
| Purchases | — | — | — | 7.6 | 11.6 | 94.7 | 113.9 |
| Sales | (117.0) | — | — | (0.4) | (7.6) | — | (125.0) |
| Issuances | — | — | — | — | — | — | — |
| Settlements | — | — | — | — | — | — | — |
| Transfers out of Level III | — | — | — | — | — | — | — |
| Ending balance at December 31, 2011 | 317.6 | — | — | 166.1 | 195.5 | 95.7 | 774.9 |
| Actual return on plan assets: | | | | | | | |
| Relating to assets still held at the reporting date | — | — | — | 4.5 | 5.5 | 13.2 | 23.2 |
| Purchases | — | — | — | 14.1 | 8.8 | 94.8 | 117.7 |
| Sales | (317.6) | — | — | (7.0) | (7.3) | — | (331.9) |
| Issuances | — | — | — | — | — | — | — |
| Settlements | — | — | — | — | — | — | — |
| Transfers out of Level III | — | — | — | — | — | — | — |
| Ending balance at December 31, 2012 | $ — | $— | $ — | $177.7 | $202.5 | $203.7 | $ 583.9 |

There were no material transfers between Levels I, II and III during the years ended December 31, 2012, 2011 and 2010. The significant decline in plan assets measured using Level III inputs as of December 31, 2012 was primarily due to the sale of an equity partnership.

Our current funding strategy is to fund an amount at least equal to the minimum required funding as determined under ERISA with consideration of maximum tax deductible amounts. We may elect to make discretionary contributions up to the maximum amount deductible for income tax purposes. For the years ended December 31, 2012 or 2011, no material contributions were necessary to meet ERISA required funding levels. However, during the year ended December 31, 2012, we made tax deductible discretionary contributions to the pension benefit plans of $34.5. During the year ended December 31, 2011, we made tax deductible discretionary contributions to the pension benefit plans and other benefit plans of $57.7 and $30.0, respectively. Employer contributions to other benefit plans represent discretionary contributions and do not include payments to retirees for current benefits.

## 11. Retirement Benefits (continued)

Our estimated future payments for pension benefits and postretirement benefits, which reflect expected future service, as appropriate, are as follows:

| | Pension Benefits | Other Benefits |
|---|---|---|
| 2013 | $137.5 | $ 38.6 |
| 2014 | 129.9 | 39.1 |
| 2015 | 130.4 | 40.0 |
| 2016 | 130.1 | 41.3 |
| 2017 | 136.2 | 42.3 |
| 2018 – 2022 | 680.3 | 218.1 |

In addition to the defined benefit plans, we maintain the WellPoint 401(k) Retirement Savings Plan, CareMore 401(k) Pension Plan, 1-800 CONTACTS Retirement and Savings Plan and the Amerigroup Retirement Savings Plan which are qualified defined contribution plans covering substantially all employees. Voluntary employee contributions are matched by us subject to certain limitations. Contributions made by us totaled $91.0, $87.8 and $120.7 during 2012, 2011 and 2010, respectively.

## 12. Medical Claims Payable

A reconciliation of the beginning and ending balances for medical claims payable for the years ended December 31 is as follows:

| | Years Ended December 31 | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Gross medical claims payable, beginning of year | $ 5,489.0 | $ 4,852.4 | $ 5,450.5 |
| Ceded medical claims payable, beginning of year | (16.4) | (32.9) | (29.9) |
| Net medical claims payable, beginning of year | 5,472.6 | 4,819.5 | 5,420.6 |
| Business combinations and purchase adjustments | 804.4 | 100.9 | — |
| Net incurred medical claims: | | | |
| Current year | 48,080.1 | 47,281.6 | 45,077.1 |
| Prior years redundancies | (513.6) | (209.7) | (718.0) |
| Total net incurred medical claims | 47,566.5 | 47,071.9 | 44,359.1 |
| Net payments attributable to: | | | |
| Current year medical claims | 42,832.4 | 41,999.0 | 40,387.8 |
| Prior years medical claims | 4,863.8 | 4,520.7 | 4,572.4 |
| Total net payments | 47,696.2 | 46,519.7 | 44,960.2 |
| Net medical claims payable, end of year | 6,147.3 | 5,472.6 | 4,819.5 |
| Ceded medical claims payable, end of year | 27.2 | 16.4 | 32.9 |
| Gross medical claims payable, end of year | $ 6,174.5 | $ 5,489.0 | $ 4,852.4 |

Amounts incurred related to prior years vary from previously estimated liabilities as the claims are ultimately settled. Liabilities at any period end are continually reviewed and re-estimated as information regarding actual claims payments, or runout, becomes known. This information is compared to the originally

**12. Medical Claims Payable (continued)**

established year end liability. Negative amounts reported for incurred medical claims related to prior years result from claims being settled for amounts less than originally estimated. The prior year redundancy of $513.6 shown above for the year ended December 31, 2012 represents an estimate based on paid claim activity from January 1, 2012 to December 31, 2012. Medical claim liabilities are usually described as having a "short tail," which means that they are generally paid within twelve months of the member receiving service from the provider. Accordingly, the majority of the $513.6 redundancy relates to claims incurred in calendar year 2011.

The following table provides a summary of the two key assumptions having the most significant impact on our incurred but not paid liability estimates for the years ended December 31, 2012, 2011 and 2010, which are the completion and trend factors. These two key assumptions can be influenced by utilization levels, unit costs, mix of business, benefit plan designs, provider reimbursement levels, processing system conversions and changes, claim inventory levels, claim processing patterns, claim submission patterns and operational changes resulting from business combinations.

| | (Favorable) Unfavorable Developments by Changes in Key Assumptions | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Assumed trend factors | $ (394.4) | $ (264.8) | $ (534.9) |
| Assumed completion factors | (119.2) | 55.1 | (183.1) |
| Total | $ (513.6) | $ (209.7) | $ (718.0) |

The favorable development recognized in 2012 resulted primarily from trend factors in late 2011 developing more favorably than originally expected as well as a smaller but significant contribution from completion factor development. The favorable development recognized in 2011 was driven by trend factors in late 2010 developing more favorably than originally expected. This impact was partially offset by completion factors developing unfavorably due to slight increases in payment cycle times. The favorable development recognized in 2010 was driven by trend factors in late 2009 developing more favorably than originally expected. In addition, a minor but steady improvement in payment cycle times impacted completion factor development and contributed to the favorability.

Due to changes within our Company and industry during 2010, we re-evaluated our actuarial processes and resulting levels of reserves. As discussed in Note 2, "Basis of Presentation and Significant Accounting Policies," Actuarial Standards of Practice require that claims liabilities be appropriate under moderately adverse circumstances. To satisfy these requirements, our reserving process has historically involved recognizing the inherent volatility in actual future claim payments compared to the current estimate for the related liability by recording a provision for adverse deviation. This additional reserve establishes a sufficient level of conservatism in the liability estimate that is similar from period to period. There are a number of factors that can require a higher or lower level of additional reserve, such as changes in technology that provide faster access to claims data or change the speed of adjudication and settlement of claims, or overall variability in claim payment patterns and claim inventory levels. Given that in the more recent periods we experienced higher levels of automatic claims adjudication and faster claims payment leading to lower and more consistent claims inventory levels, we determined that using a lower level of targeted reserve for adverse deviation provides a similar level of confidence that the established reserves are appropriate in the current environment. This change in estimate resulted in a benefit to 2010 income before income tax expense and diluted earnings per share of $67.7 and $0.11, respectively. We continued to use this lower level of targeted reserve for adverse deviation in 2011 and 2012.

## 13. Debt

### *Short-term Borrowings*

We are a member, through certain subsidiaries, of the Federal Home Loan Bank of Indianapolis and the Federal Home Loan Bank of Cincinnati, collectively, the FHLBs, and as a member we have the ability to obtain short-term cash advances subject to certain minimum collateral requirements. At December 31, 2012 and 2011, $250.0 and $100.0, respectively, were outstanding under our short-term FHLBs borrowings. These outstanding short-term FHLBs borrowings at December 31, 2012 and 2011 had fixed interest rates of 0.206% and 0.260%, respectively.

### *Long-term Debt*

The carrying value of long-term debt at December 31 consists of the following:

| | 2012 | 2011 |
|---|---|---|
| Senior unsecured notes: | | |
| 6.375%, face amount of $350.0, due 2012 | $ — | $ 350.3 |
| 6.800%, face amount of $800.0, due 2012 | — | 822.8 |
| 6.000%, face amount of $400.0, due 2014 | 399.8 | 399.6 |
| 5.000%, face amount of $500.0, due 2014 | 535.9 | 547.3 |
| 1.250%, face amount of $625.0, due 2015 | 624.8 | — |
| 5.250%, face amount of $1,100.0, due 2016 | 1,114.0 | 1,112.6 |
| 2.375%, face amount of $400.0, due 2017 | 401.5 | 398.2 |
| 5.875%, face amount of $700.0, due 2017 | 697.4 | 696.9 |
| 1.875%, face amount of $625.0, due 2018 | 625.2 | — |
| 7.500%, face amount of $475.0, due 2019 | 556.9 | — |
| 7.000%, face amount of $600.0, due 2019 | 599.3 | 599.3 |
| 4.350%, face amount of $700.0, due 2020 | 701.0 | 699.1 |
| 3.700%, face amount of $700.0, due 2021 | 699.3 | 699.2 |
| 3.125%, face amount of $850.0, due 2022 | 845.9 | — |
| 3.300%, face amount of $1,000.0, due 2023 | 996.7 | — |
| 5.950%, face amount of $500.0, due 2034 | 498.8 | 498.8 |
| 5.850%, face amount of $900.0, due 2036 | 895.7 | 895.6 |
| 6.375%, face amount of $800.0, due 2037 | 796.7 | 796.7 |
| 5.800%, face amount of $300.0, due 2040 | 296.8 | 296.7 |
| 4.625%, face amount of $900.0, due 2042 | 893.7 | — |
| 4.650%, face amount of $1,000.0, due 2043 | 994.2 | — |
| Senior convertible debentures: | | |
| 2.750%, face amount of $1,500.0, due 2042 | 958.1 | — |
| Surplus notes: | | |
| 9.000%, face amount of $25.1, due 2027 | 25.0 | 25.0 |
| Variable rate debt: | | |
| Commercial paper program | 570.9 | 799.8 |
| Fixed rate 1.430% FHLBs secured loan, due 2012 | — | 100.0 |
| Capital leases | 0.3 | 2.3 |
| Total long-term debt | 14,727.9 | 9,740.2 |
| Current portion of long-term debt | (557.1) | (1,274.5) |
| Long-term debt, less current portion | $14,170.8 | $ 8,465.7 |

**13. Debt (continued)**

All long-term debt shown above is a direct obligation of WellPoint, Inc., except for the Amerigroup debt described below, the surplus notes, the FHLBs secured loan and capital leases.

As a result of our acquisition of Amerigroup on December 24, 2012, the carrying amount of Amerigroup's $475.0 of 7.500% senior unsecured notes due 2019 have been included in our consolidated balance sheet as of December 31, 2012. In accordance with FASB accounting guidance for business combinations, the notes were recorded at their estimated fair value of $556.9 on the date of acquisition. The fair value of the notes was estimated based on the most recent quoted market price for the notes, which we consider to be a Level II input in accordance with FASB guidance for fair value measurements. On January 25, 2013 we redeemed the outstanding principal balance of these notes, plus applicable premium for early redemption, for cash totaling $555.6. The weighted-average redemption price of the notes was approximately 117% of the principal amount outstanding.

On September 10, 2012, we issued $625.0 of 1.250% notes due 2015, $625.0 of 1.875% notes due 2018, $1,000.0 of 3.300% notes due 2023 and $1,000.0 of 4.650% notes due 2043 under our shelf registration statement. We used the net proceeds of this offering to pay a portion of the consideration for our acquisition of Amerigroup and the balance for general corporate purposes. The notes have a call feature that allows us to repurchase the notes at any time at our option and a put feature that allows a note holder to require us to repurchase the notes upon the occurrence of both a change in control event and a downgrade of the notes below an investment grade rating.

At maturity on August 1, 2012, we repaid the $800.0 outstanding balance of our 6.800% senior unsecured notes.

On May 7, 2012, we issued $850.0 of 3.125% notes due 2022 and $900.0 of 4.625% notes due 2042 under our shelf registration statement. We used the proceeds from this offering for working capital and for general corporate purposes, including, but not limited to, repayment of short-term and long-term debt. The notes have a call feature that allows us to repurchase the notes at any time at our option and a put feature that allows a note holder to require us to repurchase the notes upon the occurrence of both a change in control event and a downgrade of the notes below an investment grade rating.

At maturity on April 9, 2012, we refinanced the $100.0 outstanding balance of our long-term 1.430% fixed rate FHLB secured loan to a three month term loan with a fixed interest rate of 0.370% which matured on July 9, 2012.

At maturity on January 17, 2012, we repaid the $350.0 outstanding balance of our 6.375% senior unsecured notes.

On August 15, 2011, we issued $400.0 of 2.375% senior unsecured notes due 2017 and $700.0 of 3.700% senior unsecured notes due 2021 under our shelf registration statement. A portion of the proceeds from this debt issuance was used to fund the purchase price of our acquisition of CareMore and the remaining proceeds were used for working capital and for general corporate purposes, including, but not limited to repayment of short-term and long-term debt. The notes have a call feature that allows us to redeem the notes at any time at our option and a put feature that allows a note holder to require us to repurchase the notes upon the occurrence of both a change of control event and a ratings downgrade of the notes.

At maturity on January 15, 2011, we repaid the $700.0 outstanding balance of our 5.000% senior unsecured notes.

**13. Debt (continued)**

Surplus notes are unsecured obligations of Anthem Insurance Companies, Inc., or Anthem Insurance, a wholly owned subsidiary, and are subordinate in right of payment to all of Anthem Insurance's existing and future indebtedness. Any payment of interest or principal on the surplus notes may be made only with the prior approval of the Indiana Department of Insurance, or IDOI, and only out of capital and surplus funds of Anthem Insurance that the IDOI determines to be available for the payment under Indiana insurance laws.

We have a senior credit facility, or the facility, with certain lenders for general corporate purposes. The facility, as amended, provides credit up to $2,000.0 and matures on September 29, 2016. The interest rate on the facility is based on either, (i) the LIBOR rate plus a predetermined percentage rate based on our credit rating at the date of utilization, or (ii) a base rate as defined in the facility agreement plus a predetermined percentage rate based on our credit rating at the date of utilization. Our ability to borrow under the facility is subject to compliance with certain covenants. There were no amounts outstanding under the facility as of December 31, 2012.

We have an authorized commercial paper program of up to $2,500.0, the proceeds of which may be used for general corporate purposes. The weighted-average interest rate on commercial paper borrowings at December 31, 2012 and 2011 was 0.396% and 0.442%, respectively. Commercial paper borrowings have been classified as long-term debt at December 31, 2012 and 2011 as our practice and intent is to replace short-term commercial paper outstanding at expiration with additional short-term commercial paper for an uninterrupted period extending for more than one year and we have the ability to redeem our commercial paper with borrowings under the senior credit facility described above.

***Convertible Debentures***

On October 9, 2012, we issued $1,500.0 of senior convertible debentures, or the Debentures. The Debentures are governed by an indenture, or the Indenture, dated as of October 9, 2012 between us and The Bank of New York Mellon Trust Company, N.A., as trustee. The Debentures bear interest at a rate of 2.750% per year, payable semi-annually in arrears in cash on April 15 and October 15 of each year, and mature on October 15, 2042, unless earlier redeemed, repurchased or converted. The Debentures also have a contingent interest feature that will require us to pay additional interest based on certain thresholds and for certain events, as defined in the Indenture, beginning on October 15, 2022.

Holders may convert their Debentures at their option prior to the close of business on the business day immediately preceding April 15, 2042, only under the following circumstances: (1) during any fiscal quarter commencing after the fiscal quarter ended December 31, 2012, if the last reported sale price of our common stock for at least 20 trading days during a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price on each applicable trading day; (2) during the five business day period after any 10 consecutive trading day period, or the measurement period, in which the trading price per $1,000 (whole dollars) principal amount of Debentures for each trading day of that measurement period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate on each such day; (3) if we call any or all of the Debentures for redemption, at any time prior to the close of business on the third scheduled trading day prior to the redemption date; or (4) upon the occurrence of specified corporate events, as defined in the Indenture. On and after April 15, 2042 and until the close of business on the third scheduled trading day immediately preceding the Debentures' maturity date of October 15, 2042, holders may convert their Debentures at any time irrespective of the preceding circumstances. The Debentures are redeemable at our option at any time on or after October 20, 2022, upon the occurrence of certain events, as defined in the Indenture.

**13. Debt (continued)**

Upon conversion of the Debentures, we will deliver cash up to the aggregate principal amount of the Debentures converted. With respect to any conversion obligation in excess of the aggregate principal amount of the Debentures converted, we have the option to settle the excess with cash, shares of our common stock or a combination of cash and shares of common stock based on a daily conversion value, determined in accordance with the Indenture. The initial conversion rate for the Debentures will be 13.2319 shares of our common stock per $1,000 (whole dollars) of principal amount of Debentures, which represents a 25.0% conversion premium based on the closing price of $60.46 per share of our common stock on October 2, 2012 (the date the Debentures' terms were finalized) and is equivalent to an initial conversion price of approximately $75.575 per share of our common stock. The Debentures and underlying shares of our common stock have not been and will not be registered under the Securities Act of 1933, as amended, or the Securities Act, or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Debentures were offered and sold to qualified institutional buyers pursuant to Rule 144A under the Securities Act. We used approximately $371.0 of the net proceeds from the issuance to repurchase shares of our common stock concurrently with the offering of the Debentures, and the remaining balance was used for general corporate purposes, including but not limited to additional purchases of shares of our common stock pursuant to our share repurchase program and the repayment of short-term and/or long-term debt.

We have accounted for the Debentures in accordance with the cash conversion guidance in FASB guidance for debt with conversion and other options. As a result, the value of the embedded conversion option has been bifurcated from its debt host and recorded as a component of "additional paid-in capital" (net of deferred taxes and equity issuance costs) in our consolidated balance sheet. The following table summarizes at December 31, 2012 the related balances, conversion rate and conversion price of the Debentures:

| | |
|---|---|
| Outstanding principal amount | $ 1,500.0 |
| Unamortized debt discount | 541.9 |
| Net debt carrying amount | 958.1 |
| Equity component carrying amount | 543.6 |
| Conversion rate (shares of common stock per $1,000 of principal amount) | 13.2319 |
| Effective conversion price (per $1,000 of principal amount) | 75.5750 |

The remaining amortization period of the unamortized debt discount as of December 31, 2012 is approximately 30 years. The unamortized discount will be amortized into interest expense using the effective interest method based on an effective interest rate of 5.130%, which represents the market interest rate for a comparable debt instrument that does not have a conversion feature. During the year ended December 31, 2012, we recognized $11.0 of interest expense related to the Debentures, of which $9.3 represented interest expense recognized at the stated interest rate of 2.750% and $1.7 represented interest expense resulting from amortization of the debt discount.

Total interest paid during 2012, 2011 and 2010 was $479.1, $432.9 and $419.6, respectively.

We were in compliance with all applicable covenants under all of our outstanding debt agreements at December 31, 2012.

Future maturities of all long-term debt outstanding at December 31, 2012, including capital leases, are as follows: 2013, $1,128.0; 2014, $935.8; 2015, $624.8; 2016, $1,114.0; 2017, $1,098.9 and thereafter, $9,826.4.

## 14. Commitments and Contingencies

### *Litigation*

In the ordinary course of business, we are defendants in, or parties to, a number of pending or threatened legal actions or proceedings. To the extent a plaintiff or plaintiffs in the following cases have specified in their complaint or in other court filings the amount of damages being sought, we have noted those alleged damages in the descriptions below. With respect to the cases described below, we contest liability and/or the amount of damages in each matter and believe we have meritorious defenses.

In the Los Angeles County Superior Court, we are defending a lawsuit filed by the Los Angeles City Attorney alleging the wrongful rescission of individual insurance policies and representations made concerning rescission practices and policies. The suit names WellPoint as well as Blue Cross of California, or BCC, and BC Life & Health Insurance Company, or BCL&H (which name changed to Anthem Blue Cross Life and Health Insurance Company in July 2007), both WellPoint subsidiaries. The lawsuit generally alleges unfair business practices in a purported practice of rescinding new individual members following the submission of large claims. The Los Angeles City Attorney filed an amended complaint in October 2010, adding claims of misrepresentation arising from several public statements made by the Company during 2010. The Los Angeles City Attorney is requesting two thousand five hundred dollars ($2,500) per alleged violation of the California Business and Professions Code. We intend to vigorously defend this suit; however, the ultimate outcome cannot be presently determined.

We are defending a certified class action filed as a result of the 2001 demutualization of Anthem Insurance Companies, Inc., or AICI. The lawsuit names AICI as well as Anthem, Inc., or Anthem, n/k/a WellPoint, Inc., and is captioned *Ronald Gold, et al. v. Anthem, Inc. et al.* AICI's 2001 Plan of Conversion, or the Plan, provided for the conversion of AICI from a mutual insurance company into a stock insurance company pursuant to Indiana law. Under the Plan, AICI distributed the fair value of the company at the time of conversion to its Eligible Statutory Members, or ESMs, in the form of cash or Anthem common stock in exchange for their membership interests in the mutual company. Plaintiffs in *Gold* allege that AICI distributed value to the wrong ESMs. Cross motions for summary judgment were granted in part and denied in part on July 26, 2006 with regard to the issue of sovereign immunity asserted by co-defendant, the State of Connecticut, or the State. The court also denied our motion for summary judgment as to plaintiffs' claims on January 10, 2005. The State appealed the denial of its motion to the Connecticut Supreme Court. We filed a cross-appeal on the sovereign immunity issue. On May 11, 2010, the Court reversed the judgment of the trial court denying the State's motion to dismiss the plaintiff's claims under sovereign immunity and dismissed our cross-appeal. The case was remanded to the trial court for further proceedings. Plaintiffs' motion for class certification was granted on December 15, 2011. We and the plaintiffs filed renewed cross-motions for summary judgment on January 24, 2013. We intend to vigorously defend the *Gold* lawsuit; however, its ultimate outcome cannot be presently determined. We settled a separate lawsuit captioned *Mary E. Ormond, et al. v. Anthem, Inc., et al.*, also filed as a result of the 2001 demutualization of AICI. The *Ormond* case involves a certified class that consists of all ESMs residing in Ohio, Indiana, Kentucky or Connecticut who received cash compensation in connection with the demutualization. The class does not include employers located in Ohio and Connecticut that received cash distributions pursuant to the Plan. On June 15, 2012, plaintiffs filed an unopposed motion for preliminary approval of a $90.0 cash settlement, including any amounts to be awarded for attorneys' fees and expenses and other costs to administer the settlement. As a result, during the six months ended June 30, 2012, we recorded selling, general and administrative expense of $90.0, or $0.27 per diluted share, associated with this settlement, which was non-deductible for tax purposes. The Court granted plaintiffs' motion and entered preliminary approval of the settlement on June 18, 2012. As a result, the trial that had been set for June 18, 2012 was vacated.

**14. Commitments and Contingencies (continued)**

The cash settlement was paid on July 3, 2012 into an escrow account. A final fairness hearing on the settlement was held on October 25, 2012. On November 16, 2012, the Court granted plaintiffs' motion and entered an amended final order approving the settlement. An award of attorneys' fees was issued on November 20, 2012, together with a final judgment dismissing all of plaintiffs' claims. Two appeals of the court's final orders have been taken by objectors to the United States Court of Appeals for the Seventh Circuit. The appeals involve challenges to (i) the amount of attorneys' fees awarded to plaintiffs' counsel out of the settlement fund and (ii) the provision of the Court's order granting final approval of the settlement that requires any residual settlement funds remaining after two rounds of distributions to class members to be paid to the Eskanazi Health Foundation as a *cy pres* award.

We are currently a defendant in a putative class action relating to out-of-network, or OON, reimbursement of dental claims called *American Dental Association v. WellPoint Health Networks, Inc. and Blue Cross of California*. The lawsuit was filed in March 2002 by the American Dental Association, and three dentists who are suing on behalf of themselves and are seeking to sue on behalf of a nationwide class of all non-participating dental providers who were paid less than their actual charges for dental services provided to members of some of our affiliates' and subsidiaries' dental plans. The dentists sue as purported assignees of their patients' rights to benefits under our dental plans. The complaint alleges that we breached our contractual obligations in violation of ERISA by paying usual, customary and reasonable, or UCR, rates, rather than the dentists' actual charges, allegedly relying on undisclosed, non-existent or flawed UCR data. The plaintiffs claim, among other things, that the data failed to account for differences in geography, provider specialty, outlier (high) charges, and complexity of procedure. The complaint further alleges that we were aware that the data was inappropriate to set UCR rates and that we routinely paid OON dentists less than their actual charges, representing that our OON payments were properly determined UCR rates. The suit was pending in the United States District Court for the Southern District of Florida. On December 23, 2011, the District Court granted our motion for summary judgment and dismissed the case. The plaintiffs filed a notice of appeal with the United States Court of Appeals for the Eleventh Circuit. On October 23, 2012, the Court affirmed the entry of summary judgment in the Company's favor.

We are currently a defendant in eleven putative class actions relating to OON reimbursement that were consolidated into a single multi-district lawsuit called *In re WellPoint, Inc. Out-of-Network "UCR" Rates Litigation* that is pending in the United States District Court for the Central District of California. The lawsuits were filed in 2009. The plaintiffs include current and former members on behalf of a putative class of members who received OON services for which the defendants paid less than billed charges, the American Medical Association, four state medical associations, OON physicians, chiropractors, clinical psychologists, podiatrists, psychotherapists, the American Podiatric Association, California Chiropractic Association and the California Psychological Association on behalf of a putative class of all physicians and all non-physician health care providers, and an OON surgical center. In the consolidated complaint, the plaintiffs allege that the defendants violated the Racketeer Influenced and Corrupt Organizations Act, or RICO, the Sherman Antitrust Act, ERISA, federal regulations, and state law by relying on databases provided by Ingenix in determining OON reimbursement. A consolidated amended complaint was filed to add allegations in the lawsuit that OON reimbursement was calculated improperly by methodologies other than the Ingenix databases. We filed a motion to dismiss the amended consolidated complaint. The motion was granted in part and denied in part. The court gave the plaintiffs permission to replead many of those claims that were dismissed. The plaintiffs then filed a third amended consolidated complaint repleading some of the claims that had been dismissed without prejudice and adding additional statements in an attempt to bolster other claims. We filed a motion to dismiss the third amended consolidated complaint, which was granted in part and denied in part. The plaintiffs filed a fourth amended consolidated complaint on November 5, 2012. We filed a motion to dismiss most of the claims asserted

**14. Commitments and Contingencies (continued)**

in the fourth amended consolidated complaint. The plaintiffs have not yet filed a response. The OON surgical center voluntarily dismissed their claims. Fact discovery is complete. At the end of 2009, we filed a motion in the United States District Court for the Southern District of Florida, or the Florida Court, to enjoin the claims brought by the medical doctors and doctors of osteopathy and certain medical associations based on prior litigation releases, which was granted in 2011, and that court ordered the plaintiffs to dismiss their claims that are barred by the release. The plaintiffs then filed a petition for declaratory judgment asking the court to find that these claims are not barred by the releases from the prior litigation. We filed a motion to dismiss the declaratory judgment action, which was granted. The plaintiffs appealed the dismissal of the declaratory judgment to the United States Court of Appeals for the Eleventh Circuit, but the dismissal was upheld. The enjoined physicians have not yet dismissed their claims. The Florida Court found the enjoined physicians in contempt and sanctioned them on July 25, 2012. The barred physicians are paying the sanctions. We intend to vigorously defend these suits; however, their ultimate outcome cannot be presently determined.

Where available information indicates that it is probable that a loss has been incurred as of the date of the consolidated financial statements and we can reasonably estimate the amount of that loss, we accrue the estimated loss by a charge to income. In many proceedings, however, it is difficult to determine whether any loss is probable or reasonably possible. In addition, even where loss is possible or an exposure to loss exists in excess of the liability already accrued with respect to a previously identified loss contingency, it is not always possible to reasonably estimate the amount of the possible loss or range of loss.

With respect to many of the proceedings to which we are a party, we cannot provide an estimate of the possible losses, or the range of possible losses in excess of the amount, if any, accrued, for various reasons, including but not limited to some or all of the following: (i) there are novel or unsettled legal issues presented, (ii) the proceedings are in early stages, (iii) there is uncertainty as to the likelihood of a class being certified or decertified or the ultimate size and scope of the class, (iv) there is uncertainty as to the outcome of pending appeals or motions, (v) there are significant factual issues to be resolved, and/or (vi) in many cases, the plaintiffs have not specified damages in their complaint or in court filings. For those legal proceedings where a loss is probable, or reasonably possible, and for which it is possible to reasonably estimate the amount of the possible loss or range of losses, we currently believe that the range of possible losses, in excess of established reserves, for all of those proceedings is from $0 to approximately $350.0 at December 31, 2012. This estimated aggregate range of reasonably possible losses is based upon currently available information taking into account our best estimate of such losses for which such an estimate can be made.

***Other Contingencies***

From time to time, we and certain of our subsidiaries are parties to various legal proceedings, many of which involve claims for coverage encountered in the ordinary course of business. We, like HMOs and health insurers generally, exclude certain health care and other services from coverage under our HMO, PPO and other plans. We are, in the ordinary course of business, subject to the claims of our enrollees arising out of decisions to restrict or deny reimbursement for uncovered services. The loss of even one such claim, if it results in a significant punitive damage award, could have a material adverse effect on us. In addition, the risk of potential liability under punitive damage theories may increase significantly the difficulty of obtaining reasonable settlements of coverage claims.

In addition to the lawsuits described above, we are also involved in other pending and threatened litigation of the character incidental to our business, and are from time to time involved as a party in various governmental investigations, audits, reviews and administrative proceedings. These investigations, audits, reviews and

**14. Commitments and Contingencies (continued)**

administrative proceedings include routine and special inquiries by state insurance departments, state attorneys general, the U.S. Attorney General and subcommittees of the U.S. Congress. Such investigations, audits, reviews and administrative proceedings could result in the imposition of civil or criminal fines, penalties, other sanctions and additional rules, regulations or other restrictions on our business operations. Any liability that may result from any one of these actions, or in the aggregate, could have a material adverse effect on our consolidated financial position or results of operations.

The National Organization of Life & Health Insurance Guaranty Associations, or NOLHGA, is a voluntary organization consisting of the state life and health insurance guaranty associations located throughout the U.S. State life and health insurance guaranty associations, working together with NOLHGA, provide a safety net for their state's policyholders, ensuring that they continue to receive coverage even if their insurer is declared insolvent. We are aware that the Pennsylvania Insurance Commissioner, or Insurance Commissioner, has placed Penn Treaty Network America Insurance Company and its subsidiary American Network Insurance Company, or collectively Penn Treaty, in rehabilitation, an intermediate action before insolvency. The state court denied the Insurance Commissioner's petition for the liquidation of Penn Treaty and ordered the Commissioner to file an updated plan of rehabilitation. The Insurance Commissioner has filed a Notice of Appeal asking the Pennsylvania Supreme Court to reverse the order denying the liquidation petition. In the event rehabilitation of Penn Treaty is unsuccessful and Penn Treaty is declared insolvent and placed in liquidation, we and other insurers may be required to pay a portion of their policyholder claims through state guaranty association assessments in future periods. Given the uncertainty around whether Penn Treaty will ultimately be declared insolvent and, if so, the amount of the insolvency, the amount and timing of any associated future guaranty fund assessments and the availability and amount of any potential premium tax and other offsets, we currently cannot estimate our net exposure, if any, to this potential insolvency. We will continue to monitor the situation and may record a liability and expense in future reporting periods, which could be material to our cash flows and results of operations.

***Contractual Obligations and Commitments***

We are a party to an agreement with Express Scripts, Inc., or Express Scripts, to provide pharmacy benefit management, or PBM, services for our plans, excluding Amerigroup and certain self-insured members, which have exclusive agreements with different PBM services providers. The initial term of this agreement expires on December 31, 2019. Under this agreement, Express Scripts is the exclusive provider of certain specified PBM services, such as pharmacy network management, home delivery, pharmacy customer service, claims processing, rebate management, drug utilization and specialty pharmaceutical management services. Accordingly, the agreement contains certain financial and operational requirements obligating both Express Scripts and us. Express Scripts' primary obligations relate to the performance of such services and meeting certain pricing guarantees and performance standards. Our primary obligations relate to oversight, provision of data, payment for services and certain minimum volume requirements. The failure by either party to meet the respective requirements could potentially serve as a basis for financial penalties or early termination of the contract. We believe we have appropriately recognized all rights and obligations under this contract at December 31, 2012.

During the first quarter of 2010, we entered into a new agreement with International Business Machines Corporation to provide information technology infrastructure services. This new agreement supersedes certain prior agreements and also includes provisions for additional services. Our remaining commitment under this agreement at December 31, 2012 was $445.0 through March 31, 2015. We have the ability to terminate this agreement upon the occurrence of certain events, subject to early termination fees.

**14. Commitments and Contingencies (continued)**

On March 31, 2009, we entered into an agreement with Affiliated Computer Services, Inc. to provide certain print and mailroom services that were previously performed in-house. Our remaining commitment under this agreement at December 31, 2012 was $204.3 through March 31, 2016. We have the ability to terminate this agreement upon the occurrence of certain events, subject to early termination fees.

***Vulnerability from Concentrations***

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash equivalents, investment securities, premium receivables and instruments held through hedging activities. All investment securities are managed by professional investment managers within policies authorized by our Board of Directors. Such policies limit the amounts that may be invested in any one issuer and prescribe certain investee company criteria. Concentrations of credit risk with respect to premium receivables are limited due to the large number of employer groups that constitute our customer base in the geographic regions in which we conduct business. As of December 31, 2012, there were no significant concentrations of financial instruments in a single investee, industry or geographic location.

**15. Capital Stock**

***Stock Incentive Plans***

On March 15, 2006, our Board of Directors adopted the WellPoint 2006 Incentive Compensation Plan, or the 2006 Plan, which was approved by our shareholders on May 16, 2006. On March 4, 2009, our Board of Directors approved an amendment and restatement of the 2006 Plan to increase the number of shares available by 33.0 shares, to rename the plan as the WellPoint Incentive Compensation Plan, or Incentive Plan, and to extend the term of the Incentive Plan such that no awards may be granted on or after May 20, 2019, which was approved by our shareholders on May 20, 2009.

The Incentive Plan gives authority to the Compensation Committee of the Board of Directors to make incentive awards to our non-employee directors, employees and consultants, consisting of stock options, stock, restricted stock, restricted stock units, cash-based awards, stock appreciation rights, performance shares and performance units. The Incentive Plan, as amended and restated, increases the number of available shares for issuance to 60.1 shares, subject to adjustment as set forth in the Incentive Plan.

Stock options are granted for a fixed number of shares with an exercise price at least equal to the fair value of the shares at the grant date. Stock options vest over three years in equal semi-annual installments and generally have a term of seven years from the grant date.

Certain option grants contain provisions whereby the employee continues to vest in the award subsequent to termination due to retirement. Our attribution method for newly granted awards considers all vesting and other provisions, including retirement eligibility, in determining the requisite service period over which the fair value of the awards will be recognized.

Restricted stock awards are issued at the fair value of the stock on the grant date and may also include one or more performance measures that must be met for the restricted stock award to vest. The restrictions lapse in three equal annual installments.

**15. Capital Stock (continued)**

In connection with our acquisition of Amerigroup, we assumed certain outstanding stock options and other restricted stock awards under Amerigroup's 2009 Equity Incentive Plan, or the Amerigroup Plan. These stock options and other restricted stock awards generally retain all of the rights, terms and conditions of the Amerigroup Plan. The fair value of these awards of $19.7 was calculated as of the acquisition date and was included in the total consideration transferred for the acquisition of Amerigroup.

For the years ended December 31, 2012, 2011 and 2010, we recognized share-based compensation cost of $146.5, $134.8 and $136.0, respectively, as well as related tax benefits of $52.0, $48.6 and $45.9, respectively.

A summary of stock option activity for the year ended December 31, 2012 is as follows:

| | Number of Shares | Weighted-Average Option Price per Share | Weighted-Average Remaining Contractual Life (Years) | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding at January 1, 2012 | 20.0 | $62.30 | | |
| Granted | 1.8 | 66.23 | | |
| Conversion of Amerigroup options | 0.2 | 42.23 | | |
| Exercised | (2.7) | 41.71 | | |
| Forfeited or expired | (1.5) | 73.21 | | |
| Outstanding at December 31, 2012 | 17.8 | 64.67 | 3.3 | $85.1 |
| Exercisable at December 31, 2012 | 15.3 | 64.75 | 3.0 | $82.2 |

The intrinsic value of options exercised during the years ended December 31, 2012, 2011 and 2010 amounted to $65.4, $115.8 and $66.9, respectively. We recognized tax benefits of $22.9, $42.9 and $25.2 in 2012, 2011 and 2010, respectively, from option exercises and disqualifying dispositions. The total fair value of shares vested during the years ended December 31, 2012, 2011 and 2010 was $222.3, $120.2 and $93.5, respectively. During the years ended December 31, 2012, 2011 and 2010 we received cash of $110.8, $245.0 and $95.3, respectively, from exercises of stock options.

A summary of the status of nonvested restricted stock activity, including restricted stock units, for the year ended December 31, 2012 is as follows:

| | Restricted Stock Shares and Units | Weighted-Average Grant Date Fair Value per Share |
|---|---|---|
| Nonvested at January 1, 2012 | 4.0 | $56.00 |
| Granted | 1.8 | 65.91 |
| Conversion of Amerigroup restricted stock awards | 0.7 | 61.07 |
| Vested | (3.5) | 55.37 |
| Forfeited | (0.4) | 65.28 |
| Nonvested at December 31, 2012 | 2.6 | 63.87 |

During the year ended December 31, 2012, we granted approximately 0.8 restricted stock units under the Incentive Plan that were contingent upon us achieving specified operating gain targets for 2012. We expect to issue 0.7 restricted stock units under this performance plan. These restricted stock units have been included in the activity shown above.

**15. Capital Stock (continued)**

As of December 31, 2012, the total remaining unrecognized compensation cost related to nonvested stock options and restricted stock amounted to $15.4 and $90.2, respectively, which will be amortized over the weighted-average remaining requisite service periods of 11 months and 19 months, respectively.

As of December 31, 2012, there were 28.9 shares of common stock available for future grants under the Incentive Plan.

***Fair Value***

We use a binomial lattice valuation model to estimate the fair value of all stock options granted. Expected volatility assumptions used in the binomial lattice model are based on an analysis of implied volatilities of publicly traded options on our stock and historical volatility of our stock price. The risk-free interest rate is derived from the U.S. Treasury strip rates at the time of the grant. The expected term of the options was derived from the outputs of the binomial lattice model, which incorporates post-vesting forfeiture assumptions based on an analysis of historical data. The dividend yield was based on our estimate of future dividend yields. Similar groups of employees that have dissimilar exercise behavior are considered separately for valuation purposes. We utilize the "multiple-grant" approach for recognizing compensation expense associated with each separately vesting portion of the share-based award.

The following weighted-average assumptions were used to estimate the fair values of options granted during the years ended December 31:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Risk-free interest rate | 1.41% | 2.84% | 3.09% |
| Volatility factor | 34.00% | 34.00% | 34.00% |
| Dividend yield (annual) | 1.60% | 1.50% | — % |
| Weighted-average expected life (years) | 4.1 | 4.0 | 4.0 |

The following weighted-average fair values were determined for the years ending December 31:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Options granted during the year | $16.50 | $17.84 | $18.76 |
| Restricted stock and stock awards granted during the year | 65.91 | 66.16 | 61.38 |
| Employee stock purchases during the year | — | — | 8.64 |

The binomial lattice option-pricing model requires the input of highly subjective assumptions including the expected stock price volatility. Because our stock option grants have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in our opinion, existing models do not necessarily provide a reliable single measure of the fair value of our stock option grants.

***Employee Stock Purchase Plan***

We have registered 14.0 shares of common stock for the Employee Stock Purchase Plan, or the Stock Purchase Plan, which was intended to provide a means to encourage and assist employees in acquiring a stock ownership interest in WellPoint. The Stock Purchase Plan was suspended effective January 1, 2011, and no shares were issued or expense recognized during 2012 or 2011. During 2010, 1.0 shares of common stock were

**15. Capital Stock (continued)**

purchased under the Stock Purchase Plan, resulting in $8.5 of related compensation cost. As of December 31, 2012, 6.1 shares were available for issuance under the Stock Purchase Plan.

***Use of Capital and Stock Repurchase Program***

We regularly review the appropriate use of capital, including common stock repurchases and dividends to shareholders. The declaration and payment of any dividends or repurchases of our common stock are at the discretion of our Board of Directors and depend upon our financial condition, results of operations, future liquidity needs, regulatory and capital requirements and other factors deemed relevant by our Board of Directors. Historically our common stock repurchase program, discussed below, has been our primary use of capital. Beginning in 2011, our Board of Directors established a quarterly shareholder dividend. There were no dividends paid during 2010.

A summary of the cash dividend activity for the years ended December 31, 2012 and 2011 is as follows:

| Declaration Date | Record Date | Payment Date | Cash Dividend per Share | Total |
|---|---|---|---|---|
| **Year Ended December 31, 2012** | | | | |
| January 24, 2012 | March 9, 2012 | March 23, 2012 | $0.2875 | $95.8 |
| May 16, 2012 | June 8, 2012 | June 25, 2012 | 0.2875 | 93.5 |
| July 24, 2012 | September 10, 2012 | September 25, 2012 | 0.2875 | 90.7 |
| November 6, 2012 | December 7, 2012 | December 21, 2012 | 0.2875 | 87.1 |
| **Year Ended December 31, 2011** | | | | |
| February 22, 2011 | March 10, 2011 | March 25, 2011 | $0.25 | $92.8 |
| May 17, 2011 | June 10, 2011 | June 24, 2011 | 0.25 | 91.1 |
| July 26, 2011 | September 9, 2011 | September 23, 2011 | 0.25 | 88.2 |
| October 25, 2011 | December 9, 2011 | December 23, 2011 | 0.25 | 85.7 |

On February 20, 2013, the Board of Directors increased the quarterly shareholder cash dividend to $0.375 per share on the outstanding shares of our common stock. This increased quarterly dividend will be paid on March 25, 2013 to the shareholders of record as of March 8, 2013.

Under our Board of Directors' authorization, we maintain a common stock repurchase program. Repurchases may be made from time to time at prevailing market prices, subject to certain restrictions on volume, pricing and timing. The repurchases are effected from time to time in the open market, through negotiated transactions, including accelerated share repurchase agreements, and through plans designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Our stock repurchase program is discretionary as we are under no obligation to repurchase shares. We repurchase shares under the program when we believe it is a prudent use of capital. The excess cost of the repurchased shares over par value is charged on a pro rata basis to additional paid-in capital and retained earnings.

## 15. Capital Stock (continued)

A summary of share repurchases for the period January 1, 2013 through February 8, 2013 (subsequent to December 31, 2012) and for the years ended December 31, 2012 and 2011 is as follows:

| | January 1, 2013 Through February 8, 2013 | Years Ended December 31 | |
|---|---|---|---|
| | | 2012 | 2011 |
| Shares repurchased | 1.1 | 39.7 | 44.5 |
| Average price per share | $ 59.01 | $ 62.96 | $ 68.34 |
| Aggregate cost | $ 64.4 | $2,496.8 | $3,039.8 |
| Authorization remaining at the end of each period | $1,772.5 | $1,836.9 | $4,333.7 |

## 16. Accumulated Other Comprehensive Income (Loss)

A reconciliation of the components of accumulated other comprehensive income at December 31 is as follows:

| | 2012 | 2011 |
|---|---|---|
| Investments: | | |
| Gross unrealized gains | $1,282.1 | $1,107.1 |
| Gross unrealized losses | (47.9) | (161.6) |
| Net pretax unrealized gains | 1,234.2 | 945.5 |
| Deferred tax liability | (430.5) | (331.9) |
| Net unrealized gains on investments | 803.7 | 613.6 |
| Non-credit components of OTTI on investments: | | |
| Unrealized losses | (3.4) | (10.3) |
| Deferred tax asset | 1.2 | 3.6 |
| Net unrealized non-credit component of OTTI on investments | (2.2) | (6.7) |
| Cash flow hedges: | | |
| Gross unrealized losses | (54.3) | (54.4) |
| Deferred tax asset | 19.0 | 19.1 |
| Net unrealized losses on cash flow hedges | (35.3) | (35.3) |
| Defined benefit pension plans: | | |
| Deferred net actuarial loss | (686.8) | (653.7) |
| Deferred prior service credits | 3.9 | 4.7 |
| Deferred tax asset | 269.1 | 262.8 |
| Net unrecognized periodic benefit costs for defined benefit pension plans | (413.8) | (386.2) |
| Postretirement benefit plans: | | |
| Deferred net actuarial loss | (191.0) | (234.5) |
| Deferred prior service credits | 103.0 | 116.3 |
| Deferred tax asset | 34.6 | 48.0 |
| Net unrecognized periodic benefit costs for postretirement benefit plans | (53.4) | (70.2) |
| Foreign currency translation adjustments: | | |
| Gross unrealized gains (losses) | 0.2 | (0.5) |
| Deferred tax (liability) asset | (0.1) | 0.2 |
| Net unrealized gains (losses) on foreign currency translation adjustments | 0.1 | (0.3) |
| Accumulated other comprehensive income | $ 299.1 | $ 114.9 |

## 16. Accumulated Other Comprehensive Income (Loss) (continued)

Other comprehensive income (loss) reclassification adjustments for the years ended December 31 are as follows:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Investments: | | | |
| Net holding (loss) gain on investment securities arising during the period, net of tax benefit of $5.4, $38.2 and $8.9, respectively | $ (3.2) | $ (71.6) | $ 24.9 |
| Reclassification adjustment for net realized gain on investment securities, net of tax expense of $104.0, $49.6 and $54.5, respectively | 193.1 | 92.2 | 100.2 |
| Total reclassification adjustment on investments | 189.9 | 20.6 | 125.1 |
| Non-credit component of OTTI on investments: | | | |
| Non-credit component of OTTI on investments, net of tax expense (benefit) of $2.4, $(0.5) and $9.0, respectively | 4.5 | (0.7) | 14.7 |
| Cash flow hedges: | | | |
| Holding gain (loss), net of tax expense (benefit) of $0.1, $(5.3) and $(8.1), respectively | 0.1 | (10.0) | (14.5) |
| Other: | | | |
| Net change in unrecognized periodic benefit costs for defined benefit pension and postretirement benefit plans, net of tax expense (benefit) of $7.1, $(81.7) and $22.3, respectively | (10.9) | (119.8) | 32.9 |
| Foreign currency translation adjustment, net of tax expense (benefit) of $0.3, $0.2 and $(0.8), respectively | 0.6 | 0.2 | (1.7) |
| Net gain (loss) recognized in other comprehensive income, net of tax expense (benefit) of $108.5, $(75.9) and $68.0, respectively | $184.2 | $(109.7) | $156.5 |

## 17. Reinsurance

We reinsure certain risks with other companies and assume risk from other companies. We remain primarily liable to policyholders under ceded insurance contracts and are contingently liable for amounts recoverable from reinsurers in the event that such reinsurers do not meet their contractual obligations.

We evaluate the financial condition of our reinsurers and monitor concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize our exposure to significant losses from reinsurer insolvencies.

A summary of direct, assumed and ceded premiums written and earned for the years ended December 31 is as follows:

| | 2012 | | 2011 | | 2010 | |
|---|---|---|---|---|---|---|
| | Written | Earned | Written | Earned | Written | Earned |
| Direct | $56,443.6 | $56,373.6 | $56,190.3 | $55,875.8 | $54,114.3 | $53,982.8 |
| Assumed | 197.0 | 196.4 | 179.9 | 178.5 | 86.7 | 82.7 |
| Ceded | (73.2) | (73.3) | (84.2) | (84.7) | (91.3) | (91.9) |
| Net premiums | $56,567.4 | $56,496.7 | $56,286.0 | $55,969.6 | $54,109.7 | $53,973.6 |
| Percentage—assumed to net premiums | 0.3% | 0.3% | 0.3% | 0.3% | 0.2% | 0.2% |

**17. Reinsurance (continued)**

A summary of net premiums written and earned by segment (see Note 20, "Segment Information") for the years ended December 31 is as follows:

| | 2012 | | 2011 | | 2010 | |
|---|---|---|---|---|---|---|
| | Written | Earned | Written | Earned | Written | Earned |
| Reportable segments: | | | | | | |
| Commercial | $29,981.8 | $29,893.4 | $31,225.5 | $31,156.0 | $31,385.8 | $31,292.0 |
| Consumer | 19,371.5 | 19,339.3 | 17,725.0 | 17,736.5 | 16,100.5 | 16,059.6 |
| Other | 7,214.1 | 7,264.0 | 7,335.5 | 7,077.1 | 6,623.4 | 6,622.0 |
| Net premiums | $56,567.4 | $56,496.7 | $56,286.0 | $55,969.6 | $54,109.7 | $53,973.6 |

The effect of reinsurance on benefit expense for the years ended December 31 is as follows:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Direct | $48,135.1 | $47,569.8 | $44,952.8 |
| Assumed | 173.0 | 165.0 | 71.0 |
| Ceded | (94.5) | (87.3) | (93.4) |
| Net benefit expense | $48,213.6 | $47,647.5 | $44,930.4 |

The effect of reinsurance on certain assets and liabilities at December 31 is as follows:

| | 2012 | 2011 |
|---|---|---|
| Policy liabilities, assumed | $62.4 | $70.4 |
| Unearned income, assumed | 0.5 | 0.5 |
| Premiums payable, ceded | 18.1 | 14.7 |
| Premiums receivable, assumed | 16.6 | 18.6 |

**18. Leases**

We lease office space and certain computer and related equipment using noncancelable operating leases. At December 31, 2012, future lease payments for operating leases with initial or remaining noncancelable terms of one year or more consist of the following:

| | |
|---|---|
| 2013 | $128.7 |
| 2014 | 123.2 |
| 2015 | 108.7 |
| 2016 | 87.6 |
| 2017 | 83.4 |
| Thereafter | 270.2 |
| Total minimum payments required | $801.8 |

We have certain lease agreements that contain contingent payment provisions. Under these provisions, we pay contingent amounts in addition to base rent, primarily based upon annual changes in the consumer price index. The schedule above contains estimated amounts for potential future increases in lease payments based on the contingent payment provisions.

Lease expense for 2012, 2011 and 2010 was $153.3, $148.6 and $187.3, respectively.

## 19. Earnings per Share

The denominator for basic and diluted earnings per share at December 31 is as follows:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Denominator for basic earnings per share—weighted-average shares | 321.5 | 360.2 | 410.9 |
| Effect of dilutive securities—employee and director stock options and non-vested restricted stock awards | 3.3 | 4.9 | 4.9 |
| Denominator for diluted earnings per share | 324.8 | 365.1 | 415.8 |

During the years ended December 31, 2012, 2011 and 2010, weighted-average shares related to certain stock options of 12.6, 10.5 and 17.4, respectively, were excluded from the denominator for diluted earnings per share because the stock options were anti-dilutive.

## 20. Segment Information

Our organizational structure is currently comprised of three reportable segments: Commercial, Consumer and Other. Our Commercial and Consumer segments both offer a diversified mix of managed care products, including PPOs, HMOs, traditional indemnity benefits and POS plans, as well as a variety of hybrid benefit plans, including CDHPs, hospital only and limited benefit products.

Our Commercial segment includes Local Group (including UniCare), National Accounts and certain other ancillary business operations (dental, vision, life and disability and workers' compensation). Business units in the Commercial segment offer fully-insured products and provide a broad array of managed care services to self-funded customers, including claims processing, underwriting, stop loss insurance, actuarial services, provider network access, medical cost management, disease management, wellness programs and other administrative services. Our Commercial segment also includes the operations of our 1-800 CONTACTS business.

Our Consumer segment includes Senior, State-Sponsored and Individual business. Senior business includes services such as Medicare Advantage (including private fee-for-service plans and special needs plans), Medicare Part D, and Medicare Supplement, while State-Sponsored business includes our managed care alternatives through publicly funded health care programs, including Medicaid, state Children's Health Insurance Programs and Medicaid expansion programs (including those programs managed by Amerigroup). Individual business includes individual customers under age 65 and their covered dependents.

Our Other segment includes the Comprehensive Health Solutions business unit, or CHS, that brings together our resources focused on optimizing the quality of health care, the clinical consumer experience and cost of care management. CHS includes provider relations, care and disease management, employee assistance programs, including behavioral health, radiology benefit management and analytics-driven, evidence-based personal health care guidance. Our Other segment also contains results from our Federal Government Solutions, or FGS, business. FGS business includes FEP and National Government Services, Inc., which acts as a Medicare contractor in several regions across the nation. The Other segment also includes other businesses that do not meet the quantitative thresholds for an operating segment as defined in FASB guidance, as well as intersegment sales and expense eliminations and corporate expenses not allocated to the other reportable segments.

We define operating revenues to include premium income, administrative fees and other revenues. Operating revenues are derived from premiums and fees received primarily from the sale and administration of health benefit products, as well as sales of ocular products by 1-800 CONTACTS. Operating gain is calculated as total operating revenue less benefit expense, selling, general and administrative expense and cost of products.

**20. Segment Information (continued)**

Through our participation in various federal government programs, we generated approximately 23.6%, 23.5% and 21.9% of our total consolidated revenues from agencies of the U.S. government for the years ended December 31, 2012, 2011, and 2010, respectively. These revenues are contained in the Consumer and Other segments.

The accounting policies of the segments are consistent with those described in the summary of significant accounting policies in Note 2, "Basis of Presentation and Significant Accounting Policies," except that certain shared administrative expenses for each segment are recognized on a pro rata allocated basis, which in aggregate approximates the consolidated expense. Any difference between the allocated expenses and actual consolidated expense is included in other expenses not allocated to reportable segments. Intersegment sales and expenses are recorded at cost and eliminated in the consolidated financial statements. We evaluate performance of the reportable segments based on operating gain or loss as defined above. We evaluate investment income, gain on sale of business, net realized gains on investments, other-than-temporary impairment losses recognized in income, interest expense, amortization expense and income taxes, and asset and liability details on a consolidated basis as these items are managed in a corporate shared service environment and are not the responsibility of segment operating management.

Financial data by reportable segment for the years ended December 31 is as follows:

| | Commercial | Consumer | Other and Eliminations | Total |
|---|---|---|---|---|
| **Year ended December 31, 2012** | | | | |
| Operating revenue | $33,553.5 | $19,427.7 | $7,747.3 | $60,728.5 |
| Operating gain (loss) | 3,199.7 | 440.2 | (0.7) | 3,639.2 |
| Depreciation and amortization of property and equipment | — | — | 369.0 | 369.0 |
| **Year ended December 31, 2011** | | | | |
| Operating revenue | $34,498.0 | $17,784.9 | $7,582.3 | $59,865.2 |
| Operating gain | 3,090.5 | 623.1 | 68.5 | 3,782.1 |
| Depreciation and amortization of property and equipment | — | — | 300.3 | 300.3 |
| **Year ended December 31, 2010** | | | | |
| Operating revenue | $34,559.3 | $16,092.6 | $7,088.6 | $57,740.5 |
| Operating gain (loss) | 3,085.7 | 1,000.6 | (8.8) | 4,077.5 |
| Depreciation and amortization of property and equipment | — | — | 297.4 | 297.4 |

**20. Segment Information (continued)**

The major product revenues for each of the reportable segments for the years ended December 31, are as follows:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Commercial** | | | |
| Managed care products | $28,653.5 | $30,025.3 | $30,186.4 |
| Managed care services | 3,371.1 | 3,273.5 | 3,159.2 |
| Dental/Vision products and services | 903.9 | 826.8 | 811.4 |
| Other | 625.0 | 372.4 | 402.3 |
| Total Commercial | 33,553.5 | 34,498.0 | 34,559.3 |
| **Consumer** | | | |
| Managed care products | 19,340.5 | 17,734.3 | 16,059.6 |
| Managed care services | 87.2 | 50.6 | 33.0 |
| Total Consumer | 19,427.7 | 17,784.9 | 16,092.6 |
| **Other** | | | |
| Government services | 7,636.0 | 7,418.0 | 6,923.8 |
| Other | 111.3 | 164.3 | 164.8 |
| Total Other | 7,747.3 | 7,582.3 | 7,088.6 |
| Total product revenues | $60,728.5 | $59,865.2 | $57,740.5 |

The classification between managed care products and managed care services in the above table primarily distinguishes between the level of risk assumed. Managed care products represent insurance products where we bear the insurance risk, whereas managed care services represent product offerings where we provide claims adjudication and other administrative services to the customer, but the customer principally bears the insurance risk.

Asset and equity details by reportable segment have not been disclosed, as we do not internally report such information.

A reconciliation of reportable segment operating revenues to the amounts of total revenues included in the consolidated statements of income for the years ended December 31 is as follows:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Reportable segments operating revenues | $60,728.5 | $59,865.2 | $57,740.5 |
| Net investment income | 686.1 | 703.7 | 803.3 |
| Net realized gains on investments | 334.9 | 235.1 | 194.1 |
| Other-than-temporary impairment losses recognized in income | (37.8) | (93.3) | (39.4) |
| Total revenues | $61,711.7 | $60,710.7 | $58,698.5 |

**20. Segment Information (continued)**

A reconciliation of reportable segment operating gain to income before income taxes included in the consolidated statements of income for the years ended December 31 is as follows:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Reportable segments operating gain | $3,639.2 | $3,782.1 | $4,077.5 |
| Net investment income | 686.1 | 703.7 | 803.3 |
| Net realized gains on investments | 334.9 | 235.1 | 194.1 |
| Other-than-temporary impairment losses recognized in income | (37.8) | (93.3) | (39.4) |
| Interest expense | (511.8) | (430.3) | (418.9) |
| Amortization of other intangible assets | (245.1) | (239.4) | (241.7) |
| Impairment of goodwill and other intangible assets | — | — | (21.1) |
| Income before income taxes | $3,865.5 | $3,957.9 | $4,353.8 |

**21. Related Party Transactions**

WellPoint Foundation, Inc., or the Foundation, is an Indiana non-profit organization exempt from federal taxation under Section 501(c)(3) of the Internal Revenue Code. The Foundation was formed to conduct, support and assist charitable, health-related, educational, and other community-based programs and projects. The officers and directors of the Foundation are also our officers. These officers and directors receive no compensation from the Foundation for the management services performed for the Foundation but may be reimbursed by the Foundation for any cash expenditures incurred on behalf of the Foundation. During the years ended December 31, 2012, 2011 and 2010, we received $0.6, $0.6 and $0.6, respectively, from the Foundation for administrative services provided by our associates. We made no contributions to the Foundation during the years ended December 31, 2012, 2011 and 2010. The Foundation is not a subsidiary of ours and the financial results of the Foundation are not consolidated with our financial statements. We have no current legal obligations for future commitments to the Foundation.

**22. Statutory Information**

The majority of our insurance and HMO subsidiaries report their accounts in conformity with accounting practices prescribed or permitted by state insurance regulatory authorities, or statutory, which vary in certain respects from GAAP. However, certain of our insurance and HMO subsidiaries, including BCC, Blue Cross of California Partnership Plan, Inc., Golden West Health Plan, Inc. and CareMore Health Plan are regulated by the California Department of Managed Health Care, or DMHC, and report their accounts in conformity with GAAP (these entities are collectively referred to as the "DMHC regulated entities"). Typical differences of GAAP reporting as compared to statutory reporting are the inclusion of unrealized gains or losses relating to fixed maturity securities in shareholders' equity, recognition of all assets including those that are non-admitted for statutory purposes and recognition of all deferred tax assets without regard to statutory limits. The National Association of Insurance Commissioners, or NAIC, developed a codified version of the statutory accounting principles, designed to foster more consistency among the states for accounting guidelines and reporting.

Our insurance and HMO subsidiaries that are subject to statutory reporting are domiciled in various jurisdictions. These subsidiaries prepare statutory financial statements in accordance with accounting practices prescribed or permitted by the respective jurisdictions' insurance regulators. Prescribed statutory accounting practices are set forth in a variety of publications of the NAIC as well as state laws, regulations and general administrative rules.

**22. Statutory Information (continued)**

Our ability to pay dividends and credit obligations is significantly dependent on receipt of dividends from our subsidiaries. The payment of dividends to us by our insurance and HMO subsidiaries without prior approval of the insurance departments of each subsidiary's domiciliary jurisdiction is limited by formula. Dividends in excess of these amounts are subject to prior approval by the respective state insurance departments or the DMHC.

Our statutory basis insurance and HMO subsidiaries are subject to risk-based capital requirements. Risk-based capital is a method developed by the NAIC to determine the minimum amount of statutory capital appropriate for an insurance company or HMO to support its overall business operations in consideration of its size and risk profile. The formula for determining the amount of risk-based capital specifies various factors, weighted based on the perceived degree of risk, which are applied to certain financial balances and financial activity. Below minimum risk-based capital requirements are classified within certain levels, each of which requires specified corrective action. Additionally, the DMHC regulated entities are subject to capital and solvency requirements as prescribed by the DMHC. As of December 31, 2012 and 2011, all of our regulated subsidiaries exceeded the minimum risk-based capital requirements and/or capital and solvency requirements of their applicable governmental regulator.

Statutory-basis capital and surplus of our insurance and HMO subsidiaries and capital and surplus of our other regulated subsidiaries, excluding the DMHC regulated entities, was $9,967.7 and $7,681.5 at December 31, 2012 and 2011, respectively. Statutory-basis net income of our insurance and HMO subsidiaries and net income of our other regulated subsidiaries, excluding the DMHC regulated entities, was $2,800.0, $2,402.5 and $2,933.8 for 2012, 2011 and 2010, respectively. GAAP equity of the DMHC regulated entities was $1,312.5 and $1,304.2 at December 31, 2012 and 2011, respectively. GAAP net income of the DMHC regulated entities was $469.7, $524.3 and $414.4 for the years ended December 31, 2012, 2011 and 2010, respectively.

**23. Selected Quarterly Financial Data (Unaudited)**

Selected quarterly financial data is as follows:

| | For the Quarter Ended | | | |
|---|---|---|---|---|
| | **March 31** | **June 30** | **September 30** | **December 31** |
| **2012** | | | | |
| Total revenues | $15,415.2 | $15,407.3 | $15,353.1 | $15,536.1 |
| Income before income taxes | 1,309.8 | 1,048.6 | 1,025.7 | 481.4 |
| Net income | 856.5 | 643.6 | 691.2 | 464.2 |
| Basic net income per share | 2.56 | 1.96 | 2.17 | 1.52 |
| Diluted net income per share | 2.53 | 1.94 | 2.15 | 1.51 |
| **2011** | | | | |
| Total revenues | $14,894.3 | $15,100.7 | $15,398.0 | $15,317.7 |
| Income before income taxes | 1,427.1 | 1,007.4 | 1,045.2 | 478.2 |
| Net income | 926.6 | 701.6 | 683.2 | 335.3 |
| Basic net income per share | 2.48 | 1.92 | 1.92 | 0.97 |
| Diluted net income per share | 2.44 | 1.89 | 1.90 | 0.96 |

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There have been no changes in or disagreements with our independent registered public accounting firm on accounting or financial disclosures.

## ITEM 9A. CONTROLS AND PROCEDURES

### Evaluation of Disclosure Controls and Procedures

We carried out an evaluation as of December 31, 2012, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to us (including our consolidated subsidiaries) required to be disclosed in our reports under the Exchange Act. In addition, based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

### Management's Report on Internal Control Over Financial Reporting

Management, under the supervision and with the participation of the principal executive officer and principal financial officer, of WellPoint, Inc., or the Company, is responsible for establishing and maintaining effective internal control over financial reporting, or Internal Control, as such term is defined in the Exchange Act. The Company's Internal Control is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles, or GAAP. The Company's Internal Control includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of inherent limitations in any Internal Control, no matter how well designed, misstatements due to error or fraud may occur and not be detected. Accordingly, even effective Internal Control can provide only reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Management, under the supervision and with the participation of the principal executive officer and principal financial officer, assessed the effectiveness of the Company's Internal Control as of December 31, 2012. Management's assessment was based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company completed its acquisition of AMERIGROUP Corporation on December 24, 2012. As permitted by the U.S. Securities and Exchange Commission, management's assessment as of December 31, 2012 did not include the Internal Control of the former AMERIGROUP Corporation, whose balance sheet is included in the Company's consolidated financial statements as of December 31, 2012. Such operations of

AMERIGROUP Corporation constituted approximately $2,842.8 million and $1,641.3 million of the Company's total assets and net assets, respectively, as of December 31, 2012, and $219.0 million and $6.1 million of the Company's operating revenue and net loss, respectively, for the year then ended.

Based on management's assessment, which excluded an assessment of Internal Control of the acquired operations of AMERIGROUP Corporation, management has concluded that the Company's Internal Control was effective as of December 31, 2012 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP.

Ernst & Young LLP, the Company's independent registered public accounting firm, has audited the consolidated financial statements of the Company for the year ended December 31, 2012, and has also issued an audit report dated February 22, 2013, on the effectiveness of the Company's internal control over financial reporting as of December 31, 2012, which is included in this Annual Report on Form 10-K.

| /s/ JOHN CANNON<br>Interim President and<br>Chief Executive Officer | /s/ WAYNE S. DEVEYDT<br>Executive Vice President and<br>Chief Financial Officer |
|---|---|

**Changes in Internal Control over Financial Reporting**

There have been no changes in our internal control over financial reporting that occurred during the three months ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

**Report of Independent Registered Public Accounting Firm**

The Board of Directors and Shareholders of WellPoint, Inc.

We have audited WellPoint, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). WellPoint, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the former AMERIGROUP Corporation, which is included in the 2012 consolidated financial statements of WellPoint, Inc. and constituted approximately $2,842.8 million and $1,641.3 million of total and net assets, respectively, as of December 31, 2012, and $219.0 million and $6.1 million of operating revenue and net loss, respectively, for the year then ended. Our audit of internal control over financial reporting of WellPoint, Inc. also did not include an evaluation of the internal control over financial reporting of AMERIGROUP Corporation.

In our opinion, WellPoint, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of WellPoint, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012 of WellPoint, Inc. and our report dated February 22, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Indianapolis, Indiana
February 22, 2013

## ITEM 9B. OTHER INFORMATION

None.

# PART III

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item concerning our Executive Officers, Directors and nominees for Director, Audit Committee members and financial expert(s) and concerning disclosure of delinquent filers under Section 16(a) of the Exchange Act and our Standards of Business Conduct is incorporated herein by reference from our definitive Proxy Statement for our 2013 Annual Meeting of Shareholders, which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of our last fiscal year.

## ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item concerning remuneration of our Executive Officers and Directors, material transactions involving such Executive Officers and Directors and Compensation Committee interlocks, as well as the Compensation Committee Report, are incorporated herein by reference from our definitive Proxy Statement for our 2013 Annual Meeting of Shareholders, which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of our last fiscal year.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item concerning the stock ownership of management and five percent beneficial owners and securities authorized for issuance under equity compensation plans is incorporated herein by reference from our definitive Proxy Statement for our 2013 Annual Meeting of Shareholders, which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of our last fiscal year.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item concerning certain relationships and related person transactions and director independence is incorporated herein by reference from our definitive Proxy Statement for our 2013 Annual Meeting of Shareholders, which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of our last fiscal year.

## ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item concerning principal accounting fees and services is incorporated herein by reference from our definitive Proxy Statement for our 2013 Annual Meeting of Shareholders, which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of our last fiscal year.

## PART IV

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements:

The following consolidated financial statements of the Company are set forth in Part II, Item 8

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2012 and 2011

Consolidated Statements of Income for the years ended December 31, 2012, 2011, and 2010

Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011, and 2010

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2012, 2011 and 2010

Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010

Notes to Consolidated Financial Statements

2. Financial Statement Schedule:

The following financial statement schedule of the Company is included in Item 15(c):

Schedule II—Condensed Financial Information of Registrant (Parent Company Only).

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions, are inapplicable, or the required information is included in the consolidated financial statements, and therefore, have been omitted.

3. Exhibits:

A list of exhibits required to be filed as part of this report is set forth in the Index to Exhibits, which immediately precedes such exhibits, and is incorporated herein by reference.

(b) Exhibits

The response to this portion of Item 15 is submitted as a separate section of this report.

(c) Financial Statement Schedule

Schedule II—Condensed Financial Information of Registrant (Parent Company Only).

## Schedule II—Condensed Financial Information of Registrant

### WellPoint, Inc. (Parent Company Only)

### Balance Sheets

| *(In millions, except share data)* | December 31, 2012 | December 31, 2011 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 588.1 | $ 1,087.4 |
| Investments available-for-sale, at fair value: | | |
| Fixed maturity securities (amortized cost of $1,415.5 and $1,511.9) | 1,425.9 | 1,573.3 |
| Equity securities (cost of $26.7 and $57.8) | 15.0 | 73.7 |
| Other invested assets, current | 1.6 | 1.8 |
| Other receivables | 37.7 | 39.3 |
| Income taxes receivable | 227.0 | 11.6 |
| Net due from subsidiaries | — | 742.2 |
| Securities lending collateral | 29.1 | 101.8 |
| Deferred tax assets, net | 7.9 | — |
| Other current assets | 145.7 | 167.9 |
| Total current assets | 2,478.0 | 3,799.0 |
| Long-term investments available-for-sale, at fair value: | | |
| Equity securities (cost of $6.8 and $6.9) | 6.8 | 6.9 |
| Other invested assets, long-term | 596.4 | 500.1 |
| Property and equipment, net | 110.2 | 6.2 |
| Deferred tax assets, net | 23.8 | 279.8 |
| Investments in subsidiaries | 35,462.2 | 28,685.2 |
| Other noncurrent assets | 218.9 | 120.3 |
| **Total assets** | $38,896.3 | $33,397.5 |
| **Liabilities and shareholders' equity** | | |
| **Liabilities** | | |
| Current liabilities: | | |
| Accounts payable and accrued expenses | $ 402.1 | $ 406.1 |
| Deferred tax liabilities, net | — | 14.5 |
| Security trades pending payable | 17.7 | 14.1 |
| Securities lending payable | 29.1 | 101.8 |
| Net due to subsidiaries | 89.7 | — |
| Current portion of long-term debt | — | 822.8 |
| Other current liabilities | 214.6 | 143.5 |
| Total current liabilities | 753.2 | 1,502.8 |
| Long-term debt, less current portion | 14,145.9 | 8,395.8 |
| Other noncurrent liabilities | 194.5 | 210.7 |
| **Total liabilities** | 15,093.6 | 10,109.3 |
| Commitments and contingencies—Note 5 | | |
| Shareholders' equity | | |
| Preferred stock, without par value, shares authorized—100,000,000; shares issued and outstanding—none | — | — |
| Common stock, par value $0.01, shares authorized—900,000,000; shares issued and outstanding: 304,715,144 and 339,372,680 | 3.0 | 3.4 |
| Additional paid-in capital | 10,853.5 | 11,679.2 |
| Retained earnings | 12,647.1 | 11,490.7 |
| Accumulated other comprehensive income | 299.1 | 114.9 |
| **Total shareholders' equity** | 23,802.7 | 23,288.2 |
| **Total liabilities and shareholders' equity** | $38,896.3 | $33,397.5 |

*See accompanying notes.*

## Schedule II—Condensed Financial Information of Registrant (continued)

### WellPoint, Inc. (Parent Company Only)

### Statements of Income

| *(In millions)* | Years ended December 31 | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Revenues** | | | |
| Net investment income | $ 95.3 | $ 116.6 | $ 53.9 |
| Net realized losses on investments | (28.5) | (17.9) | (58.0) |
| Other-than-temporary impairment losses on investments: | | | |
| Total other-than-temporary impairment losses on investments | (15.3) | (18.3) | (15.2) |
| Portion of other-than-temporary impairment losses recognized in other comprehensive income | 1.3 | 0.3 | 0.2 |
| Other-than-temporary impairment losses recognized in income | (14.0) | (18.0) | (15.0) |
| Other revenue | 3.5 | 3.1 | 3.2 |
| Total revenues | 56.3 | 83.8 | (15.9) |
| **Expenses** | | | |
| General and administrative expense | 211.9 | 53.4 | 105.5 |
| Interest expense | 507.0 | 407.3 | 394.4 |
| Total expenses | 718.9 | 460.7 | 499.9 |
| **Loss before income tax credits and equity in net income of subsidiaries** | (662.6) | (376.9) | (515.8) |
| Income tax credits | (172.1) | (207.0) | (239.8) |
| Equity in net income of subsidiaries | 3,146.0 | 2,816.6 | 3,163.1 |
| **Net income** | $2,655.5 | $2,646.7 | $2,887.1 |

*See accompanying notes.*

## Schedule II—Condensed Financial Information of Registrant (continued)

### WellPoint, Inc. (Parent Company Only)

### Statements of Comprehensive Income

*(in millions)*

| | Years ended December 31 | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Net income** | $2,655.5 | $2,646.7 | $2,887.1 |
| **Other comprehensive income, net of tax:** | | | |
| Change in net unrealized gains/losses on investments | 189.9 | 20.6 | 125.1 |
| Change in non-credit component of other-than-temporary impairment losses on investments | 4.5 | (0.7) | 14.7 |
| Change in net unrealized gains/losses on cash flow hedges | 0.1 | (10.0) | (14.5) |
| Change in net periodic pension and postretirement costs | (10.9) | (119.8) | 32.9 |
| Foreign currency translation adjustments | 0.6 | 0.2 | (1.7) |
| **Other comprehensive income (loss)** | 184.2 | (109.7) | 156.5 |
| **Total comprehensive income** | $2,839.7 | $2,537.0 | $3,043.6 |

*See accompanying notes.*

## Schedule II—Condensed Financial Information of Registrant (continued)

### WellPoint, Inc. (Parent Company Only)

### Statements of Cash Flows

| *(In millions)* | Years ended December 31 | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Operating activities** | | | |
| Net income | $ 2,655.5 | $ 2,646.7 | $ 2,887.1 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| (Undistributed) distributed earnings of subsidiaries | (432.0) | 399.3 | (417.1) |
| Net realized losses on investments | 28.5 | 17.9 | 58.0 |
| Other-than-temporary impairment losses recognized in income | 14.0 | 18.0 | 15.0 |
| Gain on disposal of assets | — | — | (0.8) |
| Deferred income taxes | 49.2 | 95.3 | 0.6 |
| Amortization, net of accretion | 23.2 | 3.1 | 27.1 |
| Depreciation | 13.1 | 0.3 | 0.3 |
| Share-based compensation | 146.5 | 134.8 | 136.0 |
| Excess tax benefits from share-based compensation | (28.8) | (42.2) | (28.1) |
| Changes in operating assets and liabilities, net of effect of business combinations: | | | |
| Receivables, net | 9.6 | 13.5 | 23.3 |
| Other invested assets, current | 0.2 | 4.6 | 2.9 |
| Other assets | (31.7) | (52.0) | (33.0) |
| Amounts due to (from) subsidiaries | 754.7 | (497.2) | (25.0) |
| Accounts payable and accrued expenses | (34.5) | 1.5 | (3.6) |
| Other liabilities | 8.9 | (0.9) | (109.3) |
| Income taxes | (204.0) | 35.3 | 67.9 |
| **Net cash provided by operating activities** | 2,972.4 | 2,778.0 | 2,601.3 |
| **Investing activities** | | | |
| Purchases of investments | (5,443.0) | (2,778.3) | (4,329.0) |
| Proceeds from sales, maturities and redemptions of investments | 5,554.5 | 3,689.6 | 2,924.2 |
| Capitalization of subsidiaries | (6,085.1) | (832.1) | (31.1) |
| Changes in securities lending collateral | 73.8 | 17.3 | (86.2) |
| (Purchases) sales of property and equipment, net | (117.1) | 2.3 | (5.0) |
| Other, net | (114.4) | (49.6) | (114.4) |
| **Net cash provided by (used in) investing activities** | (6,131.3) | 49.2 | (1,641.5) |
| **Financing activities** | | | |
| Net (repayments of) proceeds from commercial paper borrowings | (229.0) | 463.7 | (164.4) |
| Proceeds from long-term borrowings | 6,468.9 | 1,097.4 | 988.5 |
| Repayments of long-term borrowings | (800.0) | (700.0) | (433.1) |
| Changes in securities lending payable | (72.7) | (17.3) | 86.2 |
| Changes in bank overdrafts | 30.5 | (66.9) | 39.0 |
| Repurchase and retirement of common stock | (2,496.8) | (3,039.8) | (4,360.3) |
| Cash dividends | (380.9) | (369.8) | — |
| Proceeds from exercise of employee stock options | 110.8 | 245.0 | 143.6 |
| Excess tax benefits from share-based compensation | 28.8 | 42.2 | 28.1 |
| **Net cash provided by (used in) financing activities** | 2,659.6 | (2,345.5) | (3,672.4) |
| Change in cash and cash equivalents | (499.3) | 481.7 | (2,712.6) |
| Cash and cash equivalents at beginning of year | 1,087.4 | 605.7 | 3,318.3 |
| **Cash and cash equivalents at end of year** | $ 588.1 | $ 1,087.4 | $ 605.7 |

*See accompanying notes.*

## Schedule II—Condensed Financial Information of Registrant (continued)

**WellPoint, Inc.**
**(Parent Company Only)**
**Notes to Condensed Financial Statements**

**December 31, 2012**
***(In Millions, Except Per Share Data)***

### 1. Basis of Presentation and Significant Accounting Policies

In the parent company only financial statements of WellPoint, Inc., or WellPoint, WellPoint's investment in subsidiaries is stated at cost plus equity in undistributed earnings of the subsidiaries. WellPoint's share of net income of its unconsolidated subsidiaries is included in income using the equity method of accounting.

Certain amounts presented in the parent company only financial statements are eliminated in the consolidated financial statements of WellPoint.

Certain prior year amounts have been reclassified to conform to the current year presentation.

WellPoint's parent company only financial statements should be read in conjunction with WellPoint's audited consolidated financial statements and the accompanying notes included in this Form 10-K.

### 2. Subsidiary Transactions

***Dividends from Subsidiaries***

WellPoint received cash dividends from subsidiaries of $2,935.1, $2,915.9, and $2,746.0 during 2012, 2011, and 2010, respectively.

***Dividends to Subsidiaries***

Certain subsidiaries of WellPoint own shares of WellPoint common stock. WellPoint paid cash dividends to subsidiaries related to these shares of common stock in the amount of $13.8 and $12.0 during 2012 and 2011, respectively. WellPoint did not pay any cash dividends on its common stock during 2010.

***Investments in Subsidiaries***

Capital contributions to subsidiaries were $6,085.1, $832.1, and $31.1 during 2012, 2011, and 2010, respectively.

***Amounts Due to and From Subsidiaries***

At December 31, 2012 and 2011, WellPoint reported $89.7 payable to subsidiaries and $742.2 due from subsidiaries, respectively. The amounts due to or from subsidiaries primarily include amounts for allocated administrative expenses or cash held overnight at the parent level resulting from daily cash management activities. These items are routinely settled, and as such, are classified as current assets or liabilities. The receivable balance at December 31, 2011 also included $300.0 for a subsidiary dividend receivable that was received in January 2012.

**WellPoint, Inc.**
**(Parent Company Only)**
**Notes to Condensed Financial Statements (continued)**

### 3. Derivative Financial Instruments

The information regarding derivative financial instruments contained in Note 6, "Derivative Financial Instruments," of the Notes to Consolidated Financial Statements of WellPoint and its subsidiaries is incorporated herein by reference.

### 4. Long-Term Debt

The information regarding long-term debt contained in Note 13, "Debt" of the Notes to Consolidated Financial Statements of WellPoint and its subsidiaries is incorporated herein by reference.

### 5. Commitments and Contingencies

The information regarding commitments and contingencies contained in Note 14, "Commitments and Contingencies," of the Notes to Consolidated Financial Statements of WellPoint and its subsidiaries is incorporated herein by reference.

### 6. Capital Stock

The information regarding capital stock contained in Note 15, "Capital Stock," of the Notes to Consolidated Financial Statements of WellPoint and its subsidiaries is incorporated herein by reference.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WELLPOINT, INC.

By: /s/ JOHN CANNON

**John Cannon**
**Interim President and Chief Executive Officer**

Dated: February 22, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ JOHN CANNON<br>**John Cannon** | Interim President and Chief Executive Officer (Principal Executive Officer) | February 22, 2013 |
| /s/ WAYNE S. DEVEYDT<br>**Wayne S. DeVeydt** | Executive Vice President and Chief Financial Officer (Principal Financial Officer) | February 22, 2013 |
| /s/ JOHN E. GALLINA<br>**John E. Gallina** | Senior Vice President, Controller, Chief Accounting Officer and Chief Risk Officer (Principal Accounting Officer) | February 22, 2013 |
| /s/ LENOX D. BAKER, JR., M.D.<br>**Lenox D. Baker, Jr., M.D.** | Director | February 22, 2013 |
| /s/ SUSAN B. BAYH<br>**Susan B. Bayh** | Director | February 22, 2013 |
| /s/ SHEILA P. BURKE<br>**Sheila P. Burke** | Director | February 22, 2013 |
| /s/ ROBERT L. DIXON, JR.<br>**Robert L. Dixon, Jr.** | Director | February 22, 2013 |
| /s/ JULIE A. HILL<br>**Julie A. Hill** | Director | February 22, 2013 |
| /s/ WARREN Y. JOBE<br>**Warren Y. Jobe** | Director | February 22, 2013 |
| /s/ RAMIRO G. PERU<br>**Ramiro G. Peru** | Director | February 22, 2013 |
| /s/ WILLIAM J. RYAN<br>**William J. Ryan** | Director | February 22, 2013 |
| /s/ GEORGE A. SCHAEFER, JR.<br>**George A. Schaefer, Jr.** | Director | February 22, 2013 |
| /s/ JACKIE M. WARD<br>**Jackie M. Ward** | Non Executive Chair of the Board of Directors | February 22, 2013 |

## INDEX TO EXHIBITS

| Exhibit Number | Exhibit |
|---|---|
| 2.1 | Stock and Interest Purchase Agreement dated April 9, 2009, by and between the Company and Express Scripts, Inc., incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K filed on April 13, 2009. |
| 2.2 | Agreement and Plan of Merger, dated as of July 9, 2012 by and among WellPoint, Inc., WellPoint Merger Sub, Inc. and AMERIGROUP Corporation, incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on July 10, 2012. |
| | (a) Amendment No. 1 to Agreement and Plan of Merger, dated as of October 2, 2012, by and among WellPoint, Inc., WellPoint Merger Sub, Inc. and AMERIGROUP Corporation, incorporated by reference to Exhibit 2.1(a) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2012. |
| 3.1 | Articles of Incorporation of the Company, as amended effective May 17, 2011, incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on May 20, 2011. |
| 3.2 | By-laws of the Company, as amended effective September 12, 2012, incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed on September 14, 2012. |
| 4.1 | Articles of Incorporation of the Company, as amended effective May 17, 2011 (Included in Exhibit 3.1). |
| 4.2 | By-laws of the Company, as amended effective September 12, 2012 (Included in Exhibit 3.2). |
| 4.3 | Specimen of Certificate of the Company's common stock, $0.01 par value per share, incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed on December 28, 2005 (Registration No. 333-130743). |
| 4.4 | Indenture, dated as of December 9, 2004, between the Company and The Bank of New York Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on December 15, 2004, SEC File No. 001-16751. |
| | (a) Form of the Company's 5.000% Notes due 2014 (included in Exhibit 4.4). |
| | (b) Form of the Company's 5.950% Notes due 2034 (included in Exhibit 4.4). |
| 4.5 | Indenture, dated as of January 10, 2006, between the Company and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A.), as trustee, incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on January 11, 2006, SEC File No. 001-16751. |
| | (a) Form of 5.25% Notes due 2016, incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on January 11, 2006, SEC File No. 001-16751. |
| | (b) Form of 5.85% Notes due 2036, incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed on January 11, 2006, SEC File No. 001-16751. |
| | (c) Form of 5.875% Notes due 2017, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on June 8, 2007, SEC File No. 001-16751. |
| | (d) Form of 6.375% Notes due 2037, incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on June 8, 2007, SEC File No. 001-16751. |
| | (e) Form of 6.000% Notes due 2014, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on February 5, 2009. |

| Exhibit Number | Exhibit |
|---|---|
| | (f) Form of 7.000% Notes due 2019, incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on February 5, 2009. |
| | (g) Form of 4.350% Notes due 2020, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on August 12, 2010. |
| | (h) Form of 5.800% Notes due 2040, incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on August 12, 2010. |
| | (i) Form of 2.375% Notes due 2017, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on August 15, 2011. |
| | (j) Form of 3.700% Notes due 2021, incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on August 15, 2011. |
| | (k) Form of 3.125% Notes due 2022, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on May 7, 2012. |
| | (l) Form of 4.625% Notes due 2042, incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on May 7, 2012. |
| | (m) Form of 1.250% Notes due 2015, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on September 10, 2012. |
| | (n) Form of 1.875% Notes due 2018, incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on September 10, 2012. |
| | (o) Form of 3.300% Notes due 2023, incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed on September 10, 2012. |
| | (p) Form of 4.650% Notes due 2043, incorporated by reference to Exhibit 4.5 to the Company's Current Report on Form 8-K filed on September 10, 2012. |
| 4.6 | Indenture dated as of October 9, 2012 between the Company and The Bank of New York Mellon Trust Company, N.A. as trustee, incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on October 9, 2012. |
| | (a) Form of the 2.750% Senior Convertible Debentures due 2042 (included in Exhibit 4.6). |
| 4.7 | Upon the request of the Securities and Exchange Commission, the Company will furnish copies of any other instruments defining the rights of holders of long-term debt of the Company or its subsidiaries. |
| 10.1* | Anthem 2001 Stock Incentive Plan, amended and restated as of January 1, 2003, incorporated by reference to Exhibit 10.1(iii) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, SEC File No. 001-16751. |
| | (a) Form of Stock Incentive Plan General Stock Option Grant Agreement as of March 1, 2006, incorporated by reference to Exhibit 10.1(b) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, SEC File No. 001-16751. |
| 10.2* | WellPoint Incentive Compensation Plan as amended and restated effective May 20, 2009, incorporated by reference to Exhibit 99 to the Company's Registration Statement on Form S-8 filed June 8, 2009. |
| | (a) First Amendment to WellPoint Incentive Compensation Plan effective December 8, 2010, incorporated by reference to Exhibit 10.2(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 2010. |

| Exhibit Number | Exhibit |
|---|---|
| | (b) Form of Incentive Compensation Plan Nonqualified Stock Option Award Agreement under the 2006 Incentive Compensation Plan, incorporated by reference to Exhibit 10.58(a) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, SEC File No. 001-16751. |
| | (c) Form of Non-Qualified Stock Option Award Agreement under the 2006 Incentive Compensation Plan, incorporated by reference to Exhibit 10.58(f) to the Company's Current Report on Form 8-K filed on November 2, 2006, SEC File No. 001-16751. |
| | (d) Form of Incentive Compensation Plan Nonqualified Stock Option Award Agreement under the 2006 Incentive Compensation Plan, incorporated by reference to Exhibit 10.2(j) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, SEC File No. 001-16751. |
| | (e) Form of Incentive Compensation Plan Nonqualified Stock Option Award Agreement for 2008 under the 2006 Incentive Compensation Plan, incorporated by reference to Exhibit 10.2(k) to the Company's Annual Report on Form 10-K for the year ended December 31, 2007, SEC File No. 001-16751. |
| | (f) Form of Incentive Compensation Plan Nonqualified Stock Option Award Agreement for 2009 under the 2006 Incentive Compensation Plan, incorporated by reference to Exhibit 10.2(m) to the Company's Annual Report on Form 10-K for the year ended December 31, 2008. |
| | (g) Form of Restricted Stock Unit Grant Agreement for 2009 under the 2006 Incentive Compensation Plan, incorporated by reference to Exhibit 10.2(n) to the Company's Annual Report on Form 10-K for the year ended December 31, 2008. |
| | (h) Form of Performance Share Award Agreement for 2009 under the 2006 Incentive Compensation Plan, incorporated by reference to Exhibit 10.2(o) to the Company's Annual Report on Form 10-K for the year ended December 31, 2008. |
| | (i) Form of Incentive Compensation Plan Non-Qualified Stock Option Award Agreement, incorporated by reference to Exhibit 10.2(o) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010. |
| | (j) Form of Incentive Compensation Plan Restricted Stock Unit Award Agreement, incorporated by reference to Exhibit 10.2(p) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010. |
| | (k) Form of Incentive Compensation Plan Performance Share Award Agreement, incorporated by reference to Exhibit 10.2(q) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010. |
| | (l) Form of Incentive Compensation Plan Restricted Stock Unit Award Agreement, incorporated by reference to Exhibit 10.2(r) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011. |
| | (m) Form of Incentive Compensation Plan Performance Share Award Agreement, incorporated by reference to Exhibit 10.2(s) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011. |
| | (n) Form of Amendment to the Incentive Compensation Plan Restricted Stock Unit Award Agreement for 2009 (Exhibit 10.2(g)) and 2010 (Exhibit 10.2(j)), incorporated by reference to Exhibit 10.2(n) to the Company's Annual Report on Form 10-K for the year ended December 31, 2011. |

| Exhibit Number | Exhibit |
|---|---|
| | (o) Form of Amendment to the Incentive Compensation Plan Performance Share Award Agreement for 2009 (Exhibit 10.2(h)) and 2010 (Exhibit 10.2(k)), incorporated by reference to Exhibit 10.2(o) to the Company's Annual Report on Form 10-K for the year ended December 31, 2011. |
| | (p) Form of Incentive Compensation Plan Performance Share Award Agreement, Grant A for 2012, incorporated by reference to Exhibit 10.2(p) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012. |
| | (q) Form of Incentive Compensation Plan Performance Share Award Agreement, Grant B for 2012, incorporated by reference to Exhibit 10.2(q) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012. |
| | (r) Form of Incentive Compensation Plan Restricted Stock Unit Award Agreement, incorporated by reference to Exhibit 10.2(t) to the Company's Current Report on Form 8-K filed on September 14, 2012. |
| 10.3* | WellPoint, Inc. Comprehensive Non-Qualified Deferred Compensation Plan, as amended and restated effective January 1, 2011, incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2010. |
| 10.4* | WellPoint, Inc. Executive Agreement Plan, amended and restated effective January 1, 2009, incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008. |
| | (a) Amendment to the WellPoint, Inc. Executive Agreement Plan effective as of April 1, 2009, incorporated by reference to Exhibit 10.4(a) of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009. |
| | (b) Second Amendment to the WellPoint, Inc. Executive Agreement Plan effective as of March 1, 2011 incorporated by reference to Exhibit 10.4(b) to the Company's Current Report on Form 8-K filed on March 10, 2011. |
| 10.5* | WellPoint, Inc. Executive Salary Continuation Plan effective January 1, 2006, incorporated by reference to Exhibit 10.59 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, SEC File No. 001-016751. |
| 10.6* | WellPoint Directed Executive Compensation Plan amended effective January 1, 2009, incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009. |
| 10.7* | WellPoint, Inc. Board of Directors Compensation Program, as amended effective September 12, 2012, incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2012. |
| 10.8* | WellPoint Board of Directors' Deferred Compensation Plan, as amended and restated effective January 1, 2009, incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008. |
| 10.9* | WellPoint Health Networks Inc. 1999 Stock Incentive Plan (as amended through December 6, 2000), incorporated by reference to Exhibit 10.37 to WellPoint Health's Annual Report on Form 10-K for the year ended December 31, 2000, SEC File No. 001-13083. |
| | (a) Form of WellPoint Health Networks Inc. 1999 Stock Incentive Plan Notice of Grant of Stock Option and Stock Option Agreement, revised December 2001, incorporated by reference to Exhibit 10.01 to WellPoint Health's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, SEC File No. 001-13083. |

| Exhibit Number | Exhibit |
|---|---|
| | (b) Form of WellPoint Health Networks Inc. 1999 Stock Incentive Plan Notice of Grant of Stock Option and Stock Option Agreement, revised September 2003, incorporated by reference to Exhibit 10.02 to WellPoint Health's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, SEC File No. 001-13083. |
| | (c) Form of WellPoint Health Networks Inc. 1999 Stock Incentive Plan Notice of Automatic Grant of Stock Option, Notice of Annual Automatic Grant of Stock Option, Notice of Grant of Stock Option and Automatic Stock Option Agreement for Non-Employee Directors, incorporated by reference to Exhibit 10.09 to WellPoint Health's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, SEC File No. 001-13083. |
| 10.10* | Amerigroup Corporation 2009 Equity Incentive Plan effective May 7, 2009, incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 filed on December 26, 2012 (Registration No. 333-185675). |
| 10.11* | Employment Agreement between WellPoint, Inc. and Angela F. Braly, dated as of February 24, 2007, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 26, 2007, SEC File No. 001-16751. |
| | (a) Amendment to Employment Agreement between WellPoint, Inc. and Angela F. Braly effective as of January 1, 2009, incorporated by reference to Exhibit 10.12(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 2008. |
| | (b) Second Amendment to the Employment Agreement between WellPoint, Inc. and Angela F. Braly effective as of March 8, 2011, incorporated by reference to Exhibit 10.11(b) to the Company's Current Report on Form 8-K filed on March 10, 2011. |
| | (c) Separation Agreement between WellPoint, Inc. and Angela F. Braly dated as of August 28, 2012, incorporated by reference to Exhibit 10.19 to the Company's Current Report on Form 8-K filed on August 29, 2012. |
| 10.12* | Employment Agreement between Anthem Insurance Companies, Inc. and Samuel R. Nussbaum, M.D., dated as of January 2, 2001 (with respect to Section 5(b) only), incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 (Registration No. 333-67714). |
| | (a) Amendment dated September 30, 2011 to Employment Agreement between Anthem Insurance Companies, Inc. and Samuel R. Nussbaum, M.D., dated as of January 2, 2001, incorporated by reference to Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011. |
| 10.13* | (a) Form of Employment Agreement between the Company and each of the following: Randal Brown; Ken R. Goulet; and, Samuel R. Nussbaum, M.D., incorporated by reference to Exhibit 10.43 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005, SEC File No. 001-16751. |
| | (b) Form of Employment Agreement between the Company and each of the following: Lori Beer and Wayne S. DeVeydt, incorporated by reference to Exhibit A to Exhibit 10.7 to the Company's Current Report on Form 8-K filed on November 2, 2006, SEC File No. 001-16751. |
| | (c) Form of Employment Agreement between the Company and each of the following: John Cannon and Glorida McCarthy incorporated by reference to Exhibit A to Exhibit 10.41 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, SEC File No. 001-16751. |
| | (d) Form of Employment Agreement between the Company and Joseph R. Swedish, incorporated by reference to Exhibit A to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 12, 2013. |

| Exhibit Number | Exhibit |
|---|---|
| 10.14* | Employment Agreement between CareMore Health Group, Inc. and Leeba Lessin dated February 28, 2006, as amended, as assumed by WellPoint, Inc. upon acquisition of CareMore Health Group, Inc. on August 22, 2011 and a Summary of Terms of Employment between WellPoint, Inc. and Leeba Lessin as of September 30, 2012. |
| 10.15* | Separation Agreement between WellPoint, Inc. and Venkata R. Madabhushi dated as of September 19, 2012, incorporated by reference to Exhibit 10.20 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2012. |
| 10.16* | Employment Agreement between WellPoint, Inc. and Richard C. Zoretic dated as of July 9, 2012 and effective December 24, 2012. |
| | (a) First Amendment to Employment Agreement between WellPoint, Inc. and Richard C. Zoretic dated as of October 26, 2012 and effective December 24, 2012. |
| 10.17 | Blue Cross License Agreement by and between Blue Cross Blue Shield Association and the Company, including revisions, if any, adopted by the Member Plans through June 21, 2012. |
| 10.18 | Blue Shield License Agreement by and between Blue Cross Blue Shield Association and the Company, including revisions, if any, adopted by the Member Plans through June 21, 2012. |
| 10.19 | Undertakings to California Department of Managed Health Care, dated October 15, 2012, delivered by Blue Cross of California. |
| 21 | Subsidiaries of the Company. |
| 23 | Consent of Independent Registered Public Accounting Firm. |
| 31.1 | Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Exchange Act Rules, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2 | Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Exchange Act Rules, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32.1 | Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 32.2 | Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 101 | The following materials from WellPoint, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2012, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Income; (iii) the Consolidated Statements of Comprehensive Income; (iv) the Consolidated Statements of Cash Flows; (v) the Consolidated Statements of Shareholders' Equity; (vi) the Notes to Consolidated Financial Statements and (vii) Financial Statement Schedule II. |

* Indicates management contracts or compensatory plans or arrangements.

**Exhibit 23**

# CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

- Form S-8 No. 333-73516 and Form S-8 No. 333-110503 pertaining to the Anthem 2001 Stock Incentive Plan;
- Form S-8 No. 333-84906 and Form S-8 No. 333-129334 pertaining to the WellPoint 401(k) Retirement Savings Plan (formerly Anthem 401(k) Long-term Savings Investment Plan);
- Form S-8 No. 333-97423 pertaining to the Trigon Healthcare, Inc. 1997 Stock Incentive Plan; Trigon Healthcare, Inc. Non-Employee Directors Stock Incentive Plan; and Certain Options Granted to Consultants to Trigon Healthcare, Inc.;
- Form S-8 No. 333-120851 pertaining to the WellPoint Health Networks Inc. 1999 Stock Incentive Plan; WellPoint Health Networks Inc. 2000 Employee Stock Option Plan; WellPoint Health Networks Inc. Comprehensive Executive Non-Qualified Retirement Plan; Cobalt Corporation Equity Incentive Plan; RightCHOICE Managed Care, Inc. 2001 Stock Incentive Plan; RightCHOICE Managed Care, Inc. 1994 Equity Incentive Plan; RightCHOICE Managed Care, Inc. Nonemployee Directors' Stock Option Plan;
- Form S-8 No. 333-121596 pertaining to the 2005 Comprehensive Executive Non-Qualified Retirement Plan;
- Form S-8 No. 333-130743 pertaining to the WellChoice, Inc. 2003 Omnibus Incentive Plan;
- Form S-8 No. 333-134253 pertaining to the WellPoint 2006 Incentive Compensation Plan;
- Form S-8 No. 333-156099 pertaining to the WellPoint, Inc. Employee Stock Purchase Plan;
- Form S-3 No. 333-178394 pertaining to the WellPoint, Inc. automatic shelf registration;
- Form S-8 No. 333-159830 pertaining to the WellPoint Incentive Compensation Plan; and
- Form S-8 No. 333-185675 pertaining to the AMERIGROUP Corporation 2009 Equity Incentive Plan.

of our report dated February 22, 2013, with respect to the consolidated financial statements and schedule of WellPoint, Inc., and our report dated February 22, 2013, with respect to the effectiveness of internal control over financial reporting of WellPoint, Inc. included in this Annual Report (Form 10-K) of WellPoint Inc. for the year ended December 31, 2012.

/s/ ERNST & YOUNG LLP

February 22, 2013
Indianapolis, Indiana

**Exhibit 31.1**

**CERTIFICATION PURSUANT TO
RULE 13a-14(a) AND RULE 15d-14(a) OF THE EXCHANGE ACT RULES,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, John Cannon, certify that:

1. I have reviewed this report on Form 10-K of WellPoint, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 22, 2013

/s/ JOHN CANNON

Interim President and
Chief Executive Officer

**Exhibit 31.2**

# CERTIFICATION PURSUANT TO RULE 13a-14(a) AND RULE 15d-14(a) OF THE EXCHANGE ACT RULES, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Wayne S. DeVeydt, certify that:

1. I have reviewed this report on Form 10-K of WellPoint, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 22, 2013

/s/ WAYNE S. DEVEYDT

Executive Vice President and Chief Financial Officer

**Exhibit 32.1**

**CERTIFICATION PURSUANT TO**
**18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of WellPoint, Inc. (the "Company") on Form 10-K for the period ended December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John Cannon, Interim President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ JOHN CANNON

John Cannon
Interim President and Chief Executive Officer
February 22, 2013

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of WellPoint, Inc. (the "Company") on Form 10-K for the period ended December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Wayne S. DeVeydt, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ WAYNE S. DEVEYDT

Wayne S. DeVeydt
Executive Vice President and
Chief Financial Officer
February 22, 2013

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